As confidentially submitted to the Securities and Exchange Commission on July 12, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein is strictly confidential.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Thomas James Homes, Inc.
(Exact name of registrant as specified in its charter)
Delaware	1531	86-3523581
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
26880 Aliso Viejo Parkway, Suite 100
Aliso Viejo, CA 92656
(949) 481-7026
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Thomas Beadel
Chairman and Chief Executive Officer
Thomas James Homes, Inc.
26880 Aliso Viejo Parkway, Suite 100
Aliso Viejo, CA 92656
(949) 481-7026
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With copies to:
Andrew Fabens Robert W. Phillips Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000	Sophia Hudson, P.C. H. Thomas Felix Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.001 per share	$	$
(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933.
(2)	Includes shares subject to the underwriters’ option to purchase additional shares, if any. See “Underwriting.”
(3)	To be paid in connection with the initial public filing of this registration statement.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion, Dated     , 2021
Preliminary Prospectus
    shares

Class A common stock
This is Thomas James Homes, Inc.’s initial public offering. We are selling shares of our Class A common stock.
Currently, no public market exists for our Class A common stock. We expect the initial public offering price to be between $   and $   per share. We intend to apply to list our Class A common stock on     under the symbol “TJH.”
Each share of Class A common stock will entitle the holder to one vote. Each share of Class B common stock will entitle the holder to a number of votes that is equal to the aggregate number of Class B units in TJH Opco, as defined herein, held by such holder. Oaktree Fund and Beadel (each as defined herein) will hold   % of the combined voting power of our common stock immediately after this offering. See “Organizational Structure.”
We will be a “controlled company” under the corporate governance listing standards of     following the completion of this offering and, as a result, intend to rely on exemptions from certain corporate governance requirements. See “Management—Controlled Company Exemption.”
We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”
Investing in our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 21 of this prospectus.
	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$
(1)	See “Underwriting” for a description of all underwriting compensation payable in connection with this offering.
At our request,    , a participating underwriter, has reserved for sale, at the initial public offering price, up to   % of the shares offered by this prospectus for sale to certain of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares of Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. For more information regarding the directed share program, see “Underwriting—Directed Share Program.”
The underwriters may also exercise an option to purchase up to an additional     shares of our Class A common stock from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The shares of Class A common stock will be ready for delivery on or about    , 2021.
J.P. Morgan	Citigroup
Prospectus Dated    , 2021.

Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.
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General information
Unless otherwise indicated or the context otherwise requires, references in this prospectus to “our company,” “we,” “us,” “our” and “Thomas James Homes” refer to Thomas James Homes, Inc., a Delaware corporation, and its consolidated subsidiaries. Thomas James Homes was incorporated as a Delaware corporation on April 22, 2021 and, prior to the consummation of the Reorganization (as defined herein) and our initial public offering, did not conduct any activities other than those incidental to our formation and our initial public offering.
We currently conduct our business through Thomas James Homes, LLC, a Delaware limited liability company, which we refer to as “TJH Holdco.” In connection with the Reorganization, TJH Holdco will be renamed TJH Holdco, LLC, and all of its assets and liabilities will be contributed to a newly formed Delaware limited liability company named Thomas James Homes, LLC, which we refer to as “TJH Opco.” See “Organizational Structure—The Reorganization” for more information on the Reorganization.
Unless otherwise indicated or the context otherwise requires, references to “common stock” refer to our Class A common stock and Class B common stock, collectively.
“Oaktree Fund VII” refers to, collectively, Oaktree Real Estate Opportunities Fund VII, L.P., a Cayman Islands exempted limited partnership, and its subsidiary, Westside Builder Grand Avenue Partners, LLC, a Delaware limited liability company. “Oaktree Direct Stockholder” refers to Oaktree Real Estate Opportunities Fund VII Sub-Holdings II (Delaware), L.P., a Delaware limited partnership. Together, we refer to Oaktree Fund VII and Oaktree Direct Stockholder as “Oaktree Fund.” Oaktree Fund and entities associated with Thomas (Tommy) Beadel, our founder, Chairman of our board of directors and Chief Executive Officer (such entities, collectively with Mr. Beadel, “Beadel”), currently control, and will continue to control immediately following this offering, a majority of our common stock.
Basis of presentation
Thomas James Homes is a newly incorporated entity, has not engaged in any business or other activities except in connection with its formation and had no assets or liabilities during the periods presented in this prospectus. Accordingly, this prospectus includes certain historical combined and consolidated financial and other data for TJH Holdco. Following this offering, TJH Holdco will be the predecessor of Thomas James Homes for financial reporting purposes. Immediately following this offering, Thomas James Homes will be a holding company, and its sole material asset will be a controlling voting interest in TJH Opco. As the sole managing member of TJH Opco, Thomas James Homes will operate and control all of the business and affairs of TJH Opco and, through TJH Opco and its subsidiaries, conduct our business. The Reorganization will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Thomas James Homes will recognize the assets and liabilities received in the Reorganization at their historical carrying amounts, as reflected in the historical financial statements of TJH Holdco. Thomas James Homes will consolidate TJH Opco on its consolidated financial statements and record a noncontrolling interest related to the Class B units in TJH Opco held by the Class B stockholders on its consolidated balance sheet and statement of operations. See “Organizational Structure” and “Unaudited Pro Forma Consolidated Financial Information and Other Data.”
Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.
Market and industry data
This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our products and services. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the Zonda Advisory (“Zonda”) market study described below, publicly available industry publications, our internal research and our knowledge of the markets in which we currently, and will in the future, operate. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. We have not independently verified market data and industry forecasts provided by any of these or any other third-party sources referred to in this prospectus. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described
ii

in the sections titled “Risk Factors” and “Forward-Looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the projections and estimates made by the independent third parties and us.
The sources of certain statistical data, estimates and forecasts contained in this prospectus include a market study prepared for us by Zonda, an independent research provider and consulting firm, dated April 2021. We have paid Zonda a fee of $42,000 for its services, plus an amount charged at an hourly rate for additional information that we may request from Zonda from time to time in connection with its services. Such information is included in this prospectus in reliance on Zonda’s authority as an expert on such matters. Any forecasts prepared by Zonda are based on data (including third-party data), models and the experience of various professionals and on various assumptions (including the completeness and accuracy of third-party data), all of which are subject to change without notice. See “Market Opportunity” and “Experts” in this prospectus for additional information.
Trademarks
We own or have the rights to use various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not, imply a relationship with, or endorsement or sponsorship by, us. Solely for convenience, the trademarks, service marks and trade names presented in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.
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Prospectus summary
This summary highlights selected information discussed in this prospectus. The summary is not complete and does not contain all of the information you should consider before investing in our Class A common stock. Therefore, you should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus, before making a decision to purchase shares of our Class A common stock. Some of the statements in this summary constitute forward-looking statements. See “Forward-Looking Statements.”
Our mission
Our mission is to transform U.S. urban single-family housing by bringing a technology-enabled experience to designing, building and selling high quality, single-family homes at attainable prices in the most desirable neighborhoods located near the heart of many of the country’s largest cities.
Our company
Thomas James Homes was formed with the goal of transforming U.S. housing in the predominantly single-family home neighborhoods located within and near large cities, which we refer to as urban housing markets, by providing consumers with a simple, seamless, efficient and transparent option for purchasing or building new single-family homes in desirable urban neighborhoods at attainable prices. We do this through our proprietary technology platform, which we call Fuse360, which enables us to identify and acquire older, existing houses on non-contiguous homesites in the most desirable neighborhoods located near the heart of many of the country’s largest cities and then efficiently and profitably building new replacement homes on those homesites.
Our cloud-based Fuse360 technology offers a fully managed marketplace that seamlessly connects and generates platform efficiencies for homebuyers, subcontractors, realtors and other constituents across our single-family new home ecosystem while delivering an exceptional customer experience and the cost benefits of operating with economies of scale. Today, our platform connects and directs more than 1,500 marketplace participants daily, tracking on average nearly 5,000 unique tasks per home and simultaneously managing hundreds of single, non-contiguous homesite projects.
We recognize the significant inefficiencies and inflated costs endemic to urban housing markets and the stress and frustration that homebuyers endure in making what is often the largest purchase of their lifetimes. We endeavor to simplify the process and enable transparency, certainty and cost efficiencies that benefit us, our customers and the other participants in our marketplace.
We believe Fuse360 significantly reduces the complexities associated with sourcing, acquiring, permitting and managing single-family home construction projects on non-contiguous homesites. Our purpose-built and scalable system enables us to methodically identify underutilized homesites, where we can increase value either by increasing the square footage of the existing house or by increasing the number of homes on the homesite. Our system also enables us to manage and track the construction permit process for each project, manage approximately 80 contractors and approximately 450 separate invoices per project, customize individual homes to our customers’ unique needs and market, sell and subsequently service homes broadly distributed across each of our markets. We believe we are unique in our ability to efficiently and profitably manage these processes in an urban context where each home construction project is managed independently from others. We believe that we are currently the country’s largest provider of single-family replacement homes.
Over the last five years, we have deliberately invested capital and resources in developing our platform and infrastructure, establishing a strong foundation to capitalize on the large marketplace opportunity and to rapidly scale our operations. Following a growth equity capital investment by real estate funds managed by Oaktree in early 2018, we have accelerated our growth by ramping up operations in Southern California and embarking on market expansions into Northern California, the Pacific Northwest and, most recently, Colorado. We believe our proprietary platform and differentiated business model enable us to efficiently expand into new markets, which is an important aspect of our growth strategy. Starting in 2022 and through 2025, we plan to enter on average three new markets each year.
In 2020, we generated revenues of $190.8 million, gross profit of $22.4 million, net losses of $(15.1) million and adjusted EBITDA of $(3.1) million. In the first quarter of 2021, we generated revenues of $150.9 million and gross profit of $19.0 million, representing increases of 555% and 701%, respectively, as compared to the first quarter of 2020. We generated net income of $0.8 million and adjusted EBITDA of $8.5 million in the first quarter of 2021 as compared to a net loss of $(4.7) million and adjusted EBITDA of $(3.4) million in the first quarter of 2020. As of March 31, 2021, we owned inventory of homes and homesites for sale of $420.0 million and had a sales value of backlog of homes and homesites for sale under contract of $173.5 million. This compares to owned inventory and sales value of backlog of $354.0 million and $69.7 million, respectively, as of March 31, 2020. We believe the continued ramp up of our existing operations and our planned market expansion position us to drive significant growth and profitability. See “—Summary Historical Consolidated Financial Information—Non-GAAP Financial Measures” for additional information regarding the non-GAAP financial measures of adjusted EBITDA presented in this paragraph and adjusted gross profit presented in the table below and a reconciliation to the most comparable GAAP measures of each.

Our opportunity
We believe single-family urban housing in the United States, which we estimate to represent approximately $8 trillion in potential inventory value for Thomas James Homes, is ripe for disruption. We are leveraging our proprietary platform to unlock the market to scaled production in order to build high quality, single-family homes at attainable prices.
Housing fundamentals and demographics in our target urban housing markets across the United States are highly attractive, with high population density, affluent households, strong job growth and proximity to employment centers and access to sought-after cultural and lifestyle amenities. While neighborhoods in urban markets are typically highly desirable for home buyers, supply in these markets is highly constrained and existing housing inventory in urban markets across the United States is on average more than 40 years old, and in many cases more than 70 years old. Older houses are often smaller, functionally obsolete compared to current consumer design and floorplan preferences, energy inefficient and contaminated by harmful building materials such as lead and asbestos. These houses seldom fulfill current consumer preferences for technology and amenities. We believe that this backdrop represents a large and compelling opportunity for Thomas James Homes to provide a differentiated offering of high-quality homes in some of the country’s most desirable locations.
Across our current and target expansion markets in the United States, we estimate that we have a total addressable market (“TAM”) of approximately $190 billion annually. Our current focus is on 21 initial U.S. target markets consisting of major metropolitan statistical areas (“MSAs”) that we have determined to be the most attractive and the best fit for our product and service offerings and business model. Within these MSAs, we have reviewed 4,274 ZIP codes, identifying an aggregate homesite supply of more than 3.8 million outmoded houses with underutilized floor area ratios (“FAR”). Further leveraging demographic- and transaction-oriented analyses, we believe that 775, or approximately 18%, of these ZIP codes fit our specific market entry criteria.

The strength of the markets in which we operate and the opportunity for new markets are summarized in the table below. Based on our current analysis of prevailing market conditions, of our 21 initial U.S. target markets, we operate in four and are prioritizing expansion into Phoenix, San Diego, Portland and Washington, D.C., followed by Boston, the New York Tri-State Area, Chicago and Detroit. We continually evaluate and refine such plans based on prevailing market conditions and other relevant factors.

Source:	U.S. Census. Management estimates.
(1)	Per U.S. Census for 2019.
(2)	Represents the aggregate number of housing units before 1980 as a percentage of total housing units in each of the categories.
(3)	Represents the estimated sales value of lots estimated to be available annually that meet Thomas James Homes’ acquisition criteria.
(4)	Represents the percentage of the annual addressable market that Thomas James Homes is targeting to capture.
Despite the significant size of the urban housing market relative to the total U.S. housing market, we believe there is no established scaled competition serving the U.S. urban housing market today. We believe that this is due to a number of factors, including the limited supply of undeveloped land in large U.S. cities, the complexities of rebuilding on existing homesites and managing a high volume of construction on non-contiguous homesites and the production inefficiencies commonly experienced with local contractors and small custom homebuilders. We effectively manage these complexities through our Fuse360 proprietary platform. We believe our proprietary platform is critical to our success to date and to achieving our growth aspirations.
We believe the primary obstacle to servicing the single-family urban housing market is the lack of available contiguous undeveloped land supply. The majority of scaled production homebuilders are structured to identify, underwrite and manage the construction of large communities whereby homebuilders purchase land in bulk and move from house to adjacent house as they build. This traditional approach to homebuilding often results in pursuing large projects in secondary and tertiary suburban housing markets, where undeveloped land fits a homebuilder’s underwriting criteria. Operating in the urban housing market requires a different approach, in which each home is essentially its own project. We believe that the majority of scaled production homebuilders lack the technology infrastructure to effectively service the single-family urban housing market at scale. Because most of the land in urban housing markets is already developed, new home construction in urban housing markets typically requires the replacement of existing houses, one at a time on non-contiguous homesites. Beginning with an existing house on site, which ultimately needs to be torn down and rebuilt, complicates the underwriting and construction process of operating in the single-family urban housing market. We believe that our ability to Source Better through Fuse360 enables us to effectively manage the unique complexities of operating within the single-family urban housing markets. See “Business—Fuse360—Source Better—for volume.”
The current urban construction competitive landscape consists of mostly small-scale custom homebuilders, each producing a handful of housing units each year. We believe the industry is characterized by limited technology adoption, antiquated processes and a highly fragmented supplier and subcontractor base, all of which leads to unpredictable and often-inflated costs. Consumers looking to purchase an existing house in these markets typically face high prices and limited optionality with respect to home design and custom features, which often requires frustrating compromises on location or quality. Consumers who decide to directly manage the process of building a new home typically face an even more daunting, inefficient, opaque and frustrating process, including coordinating the purchase of a homesite, permitting, contractors, architects, engineers and others and navigating obstacles such as design fatigue, inconsistent communication, lack of coordination, inadequate warranties, significant timing delays and budget overruns that lead to poor economic outcomes. Our ability to Build Better and Service Better, which are core components of our Fuse360 platform, is critical to our success in delivering high quality, single-family homes at attainable prices. See “Business—Fuse360—Build Better—for profit” and “—Service Better— for client retention and brand awareness.”
Fuse360
Fuse360 is our proprietary platform built on industry-leading technology that drives end-to-end efficiencies and value for our homebuyers, suppliers and contractors. Our proprietary data analytics and platform enable us to identify market arbitrage opportunities in our homesite acquisition process, capture construction cycle efficiencies and manage approximately 5,000 activities in a typical single home construction project, with a goal of maximizing profitability, all at a scale that we believe is unrivaled in the urban single-family marketplace. The advantage of our technology is not just in its comprehensiveness, but in its simplicity to use, which we believe helps drive adoption and unlock value across the entire ecosystem. In short, our technology-enabled solutions enable us to “Source Better, Build Better and Service Better” than our competition. See “Business—Fuse360” for more information about our platform.
Our product and service offerings
Fuse360 enables us to offer our customers multiple product and service options to maximize flexibility and optionality.

For Sale Business		Fee-for-Service Business	
1 **Home Sales**	2 **Homesite Sales**	3 **Build on Your Homesite**	4 **Build to Rent**
Acquire underutilized lots and increase floor area ratio (FAR) Develop and sell custom-quality production homes	Acquire underutilized lots and increase FAR Sell Homesites to consumers Build custom-quality production homes on customer-owned lots (fee for service)	Leverage existing production home infrastructure and pricing power to build homes at contractual margins for consumers who already own their lot / home	Acquire underutilized lots and increase FAR Develop and sell new duplex, triplex and quadplexes as long-term consumer rentals in our markets
Consumer value proposition → Purchase near finished high-quality homes in highly desirable neighborhoods at attainable prices	→ Purchase homesites in highly desirable neighborhoods and engage TJH to build a fully customized home	→ Build a high quality, fully customized home on an existing homesite, minimizing friction costs and disruption while benefiting from guaranteed delivery timelines and prices	→ Build high-quality rental homes in areas in high demand for housing

Homesite customers engage in BOYH contracts

Note: Floor-area-ratio (FAR) is the ratio of a home's total floor area to the size of the lot that the home is located on

Our For-Sale business line enables customers to either purchase a newly-constructed, custom-quality production home (“Home Sales”) or purchase one of our inventory homesites (“Homesite Sales”) and then engage with our development and design teams to build the custom-quality home of their dreams.
Our Fee-for-Service business line is a customer-focused, flexible homebuilding service platform. Our Build-on-Your-Homesite (“BOYH”) business takes our clients’ existing owned homesites, which may be a homesite purchased from us, and leverages our infrastructure and pricing power to build them custom-quality homes while offering guaranteed delivery timelines and prices. The BOYH service enables customers to both remain in their existing neighborhoods and enjoy the benefits of a new custom home. With guaranteed delivery times and pricing, we minimize friction costs and disruption to our clients’ lives. Our newest Fee-for-Service business, Build-to-Rent (“BTR”), represents our inaugural entry into the rental housing space. We apply core platform competencies and leverage capital from an institutional joint venture partner to construct homes designed specifically for rental purposes. We receive fees for our role in the acquisition, construction and management of each property.
Our competitive strengths
Defining a new institutional product category with a massive market opportunity
Our proprietary technology platform, Fuse360, enables us to efficiently and profitability serve the single-family urban housing market in the United States, which we estimate has an annual TAM of approximately $190 billion. This market is extremely fragmented, and we believe we are the only institutional production-scale developer of new homes on single, non-contiguous homesites in urban housing markets across the United States.
The lack of established institutional competitors across what we believe is a massive addressable market, combined with the proprietary technology platform, operational experience and relationships we have developed over the past several years, provide us with significant advantages and competitive moats as we expand our business and drive profitable growth across the country.
Translating big data into actionable intelligence to drive our proprietary platform
Operationalizing data, or the process by which we translate big data into intelligence to drive business decisions, is the foundation of our platform and drives every aspect of our business from sourcing new acquisitions and service contracts to managing complex process interactions across disparate parties within the urban housing ecosystem.
To source new homesite acquisitions in volume, our platform combines proprietary geo-spatial data and detailed zoning and public record data to identify individual, non-contiguous residential homesites that provide us with an optimal increase in FAR compared to the existing land utilization. When combined with our real-time construction cost and new home pricing data, we can derive the maximum value that we can pay for land in any given location, potentially presenting us with an arbitrage opportunity. On a daily basis, our platform automatically compares our consolidated land value to the market value of the existing single-family homes derived from multiple-listing service (“MLS”) provider listings and sales data to uncover price inefficiencies. Our proprietary homesite lists also enable us to provide buy-lists to select real estate brokers to source off-market acquisition opportunities for us. We utilize the combination of our proprietary homesite lists and automated market data to acquire homesites at scale that meet our underwriting criteria.
To source new service contracts, we append ownership, tax and income data to our proprietary homesite lists to identify potential customers of our BOYH service. We thereafter employ diverse marketing strategies, including email, digital and direct marketing, to educate potential customers about our BOYH offerings.
Once we have sourced a new acquisition or service contract, our operating platform drives the planning, purchasing, permitting, building, customizing, marketing, selling and warranting of each home through a series of interconnected cloud-based applications utilizing a unified data structure.
Delivering a differentiated and superior customer value proposition and experience
Our Company motto is The Right Home, Right Where You Want It. We offer customers the compelling combination of superior design, product, experience and value in the most desirable neighborhoods in our urban housing markets. We strive to build the best products in the best locations at attainable prices, all while delivering phenomenal customer user experiences by making the home buying process transparent and easy to manage and by removing or improving many of the aspects of traditional home building and buying that typically create stress and frustration.
We offer high-quality homes that reflect well thought-out floorplans, design and architecture, are energy efficient and feature modern technology and amenities. We believe our homes represent a stark contrast to the older houses that typically become available for sale in our neighborhoods and markets, thereby meaningfully increasing the value proposition that we offer. We believe we are highly differentiated in our ability to help consumers find their dream home without having to settle for less than livable floorplans, choose between the quality of the neighborhood and home or undergo the frustrations of a custom home building process.

Connecting and benefiting multiple key constituents across the urban housing ecosystem
We believe our platform is differentiated by its ability to connect and create incremental value for numerous key constituents across the urban housing ecosystem, including homebuyers, subcontractors and realtors. To ensure rapid adoption of Fuse360 from individuals and professional groups that might not be traditionally inclined to utilize advanced technology, we focus on extreme simplification and ease of use for the various components of our platform. We see this as value accretive as opposed to simply disrupting an existing competitive fee stream.
Producing predictable and compelling unit economics
We have compelling unit economics across our various business lines that drive our ability to produce profitable results today and, we believe, generate enhanced profitability as we further scale our platform.
We use our proprietary platform to accelerate cycle times across our business lines. This enhances our ability to generate predictable and attractive margins. We typically enter markets with our Home Sales business. We capture margin at the outset for this business by identifying and acquiring underutilized homesites.
While our For-Sale business drives top-line revenue growth and gross margin, our Fee-for-Service business enables more efficient utilization of capital. Our capital-light fee services enhance our return on investment by leveraging our local production infrastructure to manage the construction of new homes with minimal committed capital and healthy contracted margins.
Operating with self-reinforcing competitive advantages
Our goal is to consistently deliver The Right Home, Right Where You Want It to facilitate growth and enable Thomas James Homes to expand our scale and our market leadership position, ultimately driving new and incremental data into our platform. Once our premium housing product and attainable price points draw customers into our ecosystem, we strive to generate brand loyalty by providing a superior customer experience through process transparency, control and high-quality warranty support.
As we establish our presence and build scale in new markets, our data, technology and execution advantages are further enhanced at both the local and national level. Upon expansion and execution, we intend for our model to drive enhanced data, returns and growth and increase our competitive strengths against existing market participants or potential new market entrants.
Operating with a growth-oriented balance sheet
We believe this offering will position us with a stronger balance sheet and ample liquidity with which to support our ongoing operations and our market expansion plans. In addition, we believe pursuing our strategy of offering a combination of our For-Sale products and Fee-for-Service services reduces our balance sheet risk relative to other homebuilders that own a higher percentage, and longer duration, of their land supply. Concurrently with this offering, we intend to enter into a new credit facility. We expect that this will create operating efficiencies and meaningfully reduce our financing costs as compared to our current practice of individually mortgaging each project. As adjusted for this offering and our entry into a new unsecured revolving credit facility (a “new credit facility”), and the planned application of the use of proceeds therefrom, we expect to have total liquidity of $   million, consisting of $   million of cash and $   million of borrowing capacity under a new credit facility, total debt of $   million and a net debt to net book capitalization of   %. We intend to maintain a prudent capital structure with ample liquidity and conservative leverage as we execute on our business plans and growth strategy.
Transforming the single-family urban housing market with a highly experienced and visionary management team
We benefit from a highly experienced and visionary, founder-led senior management team with a wide range of expertise to drive the successful execution of our business plan. Tommy Beadel, our founder, Chairman of our board of directors and Chief Executive Officer, has over 20 years of experience in the housing industry and has driven the development of our differentiated and disruptive business model since our company’s inception, with the mission of revolutionizing and solving the problems endemic to urban housing across the United States. Jim Simpson, our Chief Operating Officer and Chief Technology Officer, has an extensive background in investment banking, sales and marketing and has been instrumental in developing our Fuse360 platform. James Mead, our Chief Financial Officer, brings significant public company experience, having previously served as Chief Financial Officer for three real estate-related publicly listed companies, including an S&P 500 company.

Our growth strategies
Using our competitive strengths that we leverage through our proprietary Fuse360 platform, we believe we are well positioned to drive significant growth as we expand, both within our existing markets and to new markets across the United States. Key components of our growth strategy are as follows:
Increase penetration and footprint within our existing markets
We believe there is tremendous opportunity for increasing our revenues and profits in our existing markets. In 2021, we are targeting meaningful revenues in our Northern California and Pacific Northwest divisions, which we established in December 2018 and December 2019, respectively, and initial revenues in our Colorado division, which we established in the first quarter of 2021. With no established scaled competitors in our existing markets, we believe that we are well positioned to capture a significant share of an underserved market. Based on the Zonda market study, and as of June 30, 2021, we were operating in 55 of the 277 ZIP codes within our existing urban housing markets that fit our current expansion criteria, with those 277 ZIP codes representing $99 billion of our approximately $190 billion annual TAM. Furthermore, the annual lots available to purchase that fit our acquisition criteria in our existing markets represents 40,129 lots, relative to the 232 lots we acquired in 2020, representing approximately 0.5% penetration rate in existing markets.
We are focused on driving penetration and growing our market share in our existing markets as we increase awareness of our brand and our differentiated offerings, which we believe do not otherwise exist in the market today on a scaled or institutional basis. Each home that we build features prominent Thomas James Homes branding on our fencing and siding, acting as a billboard in the heart of each of our target urban neighborhoods. Increased construction volume leads to opportunities for greater brand awareness in a self-reinforcing cycle. This is particularly impactful for our BOYH business as our target customers witness firsthand the efficiency of our construction process and the quality of our homes.
We also see significant opportunity to expand our footprint into additional submarkets within our existing markets. When expanding into new submarkets, we leverage data analytics, brand recognition, on-the-ground teams, existing infrastructure and local market knowledge to establish our presence and ultimately drive growth.
Expand organically into new urban U.S. markets
Our growth strategy centers around entering new markets organically, rather than acquiring other companies, which we believe is key in avoiding integration and increased execution challenges. Our proven template for market entry enables us to scale rapidly while delivering compelling unit economics, which we believe we can replicate in other attractive urban single-family housing markets. Our disciplined process for organic expansion results in predictable and highly favorable unit economics. We have refined this process over time, as evidenced by the reduction in time to first revenues from 19 months in Northern California to 14 months in the Pacific Northwest.
Based on the Zonda market study, and as of June 30, 2021, we were operating in 55 of the 775 nationwide ZIP codes that fit our target criteria, with those 775 ZIP codes representing our approximately $190 billion annual TAM. The potential annual TAM of these markets is approximately 1,000 times our 2020 revenues of $191 million, representing meaningful growth potential by expanding to new markets. When evaluating our geographic footprint and considering entering new markets, we focus on demographics, economic fundamentals and housing supply characteristics. We generally target urban housing markets with the following characteristics:
•	significant urban population density;
•	substantial in-place home stock with FARs less than 35%;
•	a concentration of dated housing stock, typically constructed pre-1960; and
•	an average sales price for single-family homes greater than $1 million with significant and growing unit volume.
Based on our current analysis of prevailing market conditions, of our 17 U.S. target markets beyond the four in which we currently operate, we are prioritizing expansion into Phoenix, San Diego, Portland and Washington, D.C., followed by Boston, the New York Tri-State Area, Chicago and Detroit. We continually evaluate and refine such plans based on prevailing market conditions and other relevant factors.

Drive enhanced financial performance through scale, operational initiatives and improvements to our differentiated platform
We generated gross profit of $19.0 million and were profitable with $0.8 million of net income in the first quarter of 2021. We believe that we offer a combination of profitability potential and high growth opportunity that is not commonly found in disruptive technology companies operating in the housing industry. Our financial performance is driven by our highly efficient Fuse360 platform engineered to “Source Better, Build Better and Service Better.” Our favorable margin profile benefits, however, from economies of scale, and we expect to continue our financial performance over time through the expansion of our platform. Our data-driven sourcing platform identifies densification opportunities: on average, we have been able to build and sell 1.7 homes for every single house acquired, with a range of one to six homes for sale for every single house acquired. Lastly, we believe that the “flywheel effect” of our platform, which begins with operationalizing big data, will improve over time through experience and scale.
Grow our Fee-for-Service business to enhance margins with minimal capital commitment
Our asset-light Fee-for-Service business, consisting of our BOYH and BTR businesses, leverages our existing production home infrastructure and pricing power to enable us to manage the construction of new homes with minimal committed capital and healthy contracted margins. In addition to limited capital commitments, these businesses require minimal incremental overhead, resulting in attractive profits and return on investment. We are keenly focused on growing these businesses and increasing their percentage contribution to our financial performance, to drive higher overall profitability ratios and returns.
Since the launch of our BOYH business in the third quarter of 2019, we have experienced a continued increase in quarterly contracts signed, and we expect to continue to gain meaningful momentum as we gain scale in our newer markets.
Our proprietary platform also identifies existing homesites suitable for future rental homes. The scarcity of new high-quality for-sale housing extends to new high-quality housing for rent. Our BTR business, which we currently pursue through an unconsolidated joint venture formed with an institutional partner, delivers high-quality rental homes to our target communities and offers us an additional avenue for creating value and driving profitable growth.
Risks affecting our business
Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:
•	the impact of the COVID-19 pandemic on our business, results of operations and financial condition;
•	our inability to accurately price and manage homesites;
•	our failure to provide customers with an efficient and seamless homebuilding experience;
•	our inability to continue to maintain, improve and adapt our Fuse360 platform and marketplace to address the needs of our customers, our subcontractors and other participants in our marketplace;
•	our decision to expand in existing markets or enter new markets consuming significant financial and other resources and failing to achieve the desired results;
•	our growth depending in part on the success of our strategic relationships with third parties;
•	our business and results of operations depending on the availability, skill and performance of subcontractors;
•	a shortage of building materials or labor, or increases in materials or labor costs, delaying or increasing the cost of home construction;
•	increases in our home cancellation rate having a negative impact on our home sales revenues, results of operations, backlog and cost of sales;
•	our inability to maintain and enhance our brand, and thereby expand our customer base;
•	the ineffectiveness of our marketing efforts and our inability to attract buyers in a cost-effective manner;

•	significant warranty and liability claims arising in the ordinary course of business;
•	our inability to construct homes within expected timeframes, adversely affecting our results of operations;
•	inaccuracies in the estimates, forecasts and projections relating to our markets prepared by Zonda, which are based upon numerous assumptions and have not been independently verified by us;
•	declines in the housing markets in which we operate or in the homebuilding industry generally. which may materially and adversely affect our business and financial condition;
•	regional factors which affect the homebuilding industry in our current markets and could materially and adversely affect us;
•	competition in the urban custom homebuilding industry for homesites and to offer better value to our customers;
•	new and existing laws and regulations or other governmental actions which may increase our expenses, limit the number of homes that we can build or delay completion of our projects;
•	changes to population growth rates in certain of the markets in which we operate or plan to operate which could affect the demand for homes in these regions;
•	a significant disruption in service in our computer systems and third-party networks and mobile infrastructure, and our inability to maintain and scale the technology underlying our offerings;
•	our dependence upon distributions from our subsidiaries to pay dividends, taxes and other expenses and make payments under the Tax Receivable Agreement (as defined herein);
•	the requirement that we pay over to continuing members of TJH Holdco and the Oaktree Direct Stockholder most of the tax benefits we receive;
•	payments under the Tax Receivable Agreement being accelerated and/or significantly exceeding the tax benefits, if any, that we actually realize;
•	the possibility that TJH Opco will be required to make substantial distributions to us and the existing members of TJH Holdco;
•	the material weaknesses identified in our internal control over financial reporting; and
•	Oaktree Fund and Beadel having the ability to direct the voting of a majority of the voting power of our common stock, and their interests conflicting with those of our other stockholders.
You should carefully consider all of the information set forth in this prospectus and, in particular, the information in the section entitled “Risk Factors” beginning on page 21 of this prospectus prior to making an investment in our common stock. These risks could, among other things, prevent us from successfully executing our strategies and could have a material adverse effect on our business, financial condition and results of operations.
Organizational structure
Prior to the completion of this offering, we intend to undertake certain transactions as part of a reorganization (the “Reorganization”) described under “Organizational Structure—The Reorganization” below. Immediately following the Reorganization and this offering, Thomas James Homes will be a holding company and its sole material asset will be all of the Class A units of TJH Opco. Thomas James Homes will be the sole managing member of TJH Opco, will operate and control all of TJH Opco’s business and affairs and will be able to consolidate the financial results of TJH Opco into Thomas James Homes’ financial statements. Our organizational structure is commonly referred to as an UP-C structure, which is commonly used by partnerships and limited liability companies undertaking an initial public offering. The UP-C approach provides the existing members of TJH Holdco, which will own Class B units of TJH Opco, with the tax advantage of owning interests in a pass-through structure and provides potential future tax benefits for Thomas James Homes as the public company and economic benefits for the existing members of TJH Holdco when the Class B units of TJH Opco are exchanged for shares of Class A common stock.
Investors in this offering will purchase shares of Class A common stock of Thomas James Homes, which will entitle them to economic and voting rights in Thomas James Homes, as further described in this prospectus. See

“Description of Capital Stock—Class A Common Stock” for more information. Thomas James Homes will also issue shares of Class B common stock (which will entitle the holders thereof to voting rights, but not economic rights, in Thomas James Homes) to holders of the Class B units of TJH Opco. See “Description of Capital Stock—Class B Common Stock” for more information. Holders of Class B units of TJH Opco will be entitled to exchange those Class B units for shares of Class A common stock pursuant to an Exchange Agreement. See “Certain Relationships and Related Person Transactions—Proposed Transactions with Thomas James Homes—Exchange Agreement.”
In addition, in the Reorganization, the Oaktree Direct Stockholder, which currently holds units in TJH Holdco through a certain affiliate of Oaktree Fund that is taxable as a corporation for U.S. federal income tax purposes (the “Oaktree Blocker Entity”) will receive shares of Class A common stock in respect of the Class B Units of TJH Opco to which it would otherwise be entitled.
Giving effect to the Reorganization and this offering (assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock), TJH Holdco (which will be controlled by Oaktree Fund VII and Beadel after the Reorganization), the Oaktree Direct Stockholder and certain other unitholders of TJH Holdco will beneficially own, in the aggregate, shares of Class A and Class B common stock of Thomas James Homes representing approximately   % of the aggregate voting power of the common stock of Thomas James Homes and will be party to a Stockholder’s Agreement pursuant to which they will agree to cooperate with respect to the election of directors of Thomas James Homes and certain other matters. See “Certain Relationships and Related Person Transactions—Proposed Transactions with Thomas James Homes—Stockholder’s Agreement.” The amended operating agreement of TJH Holdco will provide that Class B units of TJH Opco (together with shares of Class B common stock) will, from time to time, be distributed to certain of the unitholders of TJH Holdco. To the extent parties receive such Class B units and shares of Class B common stock, they will become parties to the Stockholder’s Agreement and the Tax Receivable Agreement described below.
As a result, we expect that Thomas James Homes will be a “controlled company” for purposes of the rules of   .
In connection with this offering, Thomas James Homes will enter into a Tax Receivable Agreement (the “Tax Receivable Agreement”) for the benefit of the continuing members of TJH Holdco and the Oaktree Direct Stockholder. The Oaktree Direct Stockholder currently is an indirect member of TJH Holdco through the Oaktree Blocker Entity, which, through a series of transactions as described under “Organizational Structure—The Reorganization” below, will merge with and into Thomas James Homes. Pursuant to the Tax Receivable Agreement, Thomas James Homes will pay 85% of the amount of the net cash tax savings, if any, that Thomas James Homes realizes (or, under certain circumstances, is deemed to realize) as a result of (i) in the case of the continuing members of TJH Holdco, increases in tax basis (and certain other tax benefits) resulting from Thomas James Homes’ acquisition of TJH Opco units, directly or indirectly, from the continuing members of TJH Holdco in connection with this offering and in future exchanges and any payments Thomas James Homes makes under the Tax Receivable Agreement, and (ii) in the case of the Oaktree Direct Stockholder, certain tax attributes of the Oaktree Blocker Entity (including net operating losses) that existed prior to this offering (and certain other tax benefits). See “Organizational Structure” and “Certain Relationships and Related Person Transactions—Proposed Transactions with Thomas James Homes—Tax Receivable Agreement.”

The diagram below depicts our organizational structure following the completion of the Reorganization and this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

Amounts may not sum to total due to rounding.
(1)
At the closing of this offering, the members of TJH Holdco, in the aggregate, will own (indirectly through TJH Holdco)    Class B units of TJH Opco and    shares of Class B common stock of Thomas James Homes, and the Oaktree Direct Stockholder will own    shares of Class A common stock of Thomas James Homes. TJH Holdco (which will be controlled by Oaktree Fund VII and Beadel after the Reorganization), the Oaktree Direct Stockholder and certain other unitholders of TJH Holdco, which will beneficially own, in the aggregate, approximately   % of the voting power of the common stock of Thomas James Homes after giving effect to this offering, will be party to a Stockholder’s Agreement pursuant to which they will agree to cooperate with respect to the election of directors of Thomas James Homes and certain other matters. See “Certain Relationships and Related Person Transactions—Proposed Transactions with Thomas James Homes—Stockholder’s Agreement.”

(2)
Each share of Class A common stock of Thomas James Homes will be entitled to one vote and will vote together with the Class B common stock as a single class, except as provided in our amended and restated certificate of incorporation or required by law. See “Description of Capital Stock—Common Stock.”

(3)
Each share of Class B common stock of Thomas James Homes will entitle the holder to a number of votes that is equal to the aggregate number of Class B units in TJH Opco held by such holder. The Class B common stock will vote together with the Class A common stock as a single class, except as provided in our amended and restated certificate of incorporation or required by law. The Class B common stock will have no economic rights in Thomas James Homes.

(4)
Thomas James Homes will own all of the Class A units of TJH Opco after the Reorganization, which upon the completion of this offering will represent the right to receive approximately   % of the distributions made by TJH Opco. While this interest represents a minority of economic interests in TJH Opco, it represents 100% of the voting interests, and Thomas James Homes will act as the managing member of TJH Opco. As a result, Thomas James Homes will operate and control all of TJH Opco’s business and affairs and will be able to consolidate its financial results into Thomas James Homes’ financial statements.

(5)
At the closing of this offering, the existing members of TJH Holdco (other than the Oaktree Direct Stockholder) will collectively hold (indirectly through TJH Holdco) all of the shares of Class B common stock of Thomas James Homes outstanding after the offering. They also will collectively hold (indirectly through TJH Holdco) all Class B units of TJH Opco, which upon the completion of this offering will represent the right to receive approximately   % of the distributions made by TJH Opco. No person will have any voting rights in TJH Opco on account of the Class B units, except for the right to approve amendments to the TJH Opco LLC Agreement (as defined herein) that adversely affect the rights of holders of Class B units. Class B units of TJH Opco may be exchanged for shares of our Class A common stock or, at our election, for cash, subject to certain restrictions pursuant to the Exchange Agreement. See “Certain Relationships and Related Person Transactions—Proposed Transactions with Thomas James Homes—Exchange Agreement.” When Class B units are exchanged for a corresponding number of shares of our Class A common stock or, at our election, for cash, it will decrease the aggregate voting power of our Class B stockholders. After a Class B unit is surrendered for exchange, it will not be available for reissuance.

Oaktree
Oaktree Capital Management, L.P., the investment manager of Oaktree Fund (“Oaktree”), is a leader among global investment managers specializing in alternative investments, with $153 billion in assets under management as of March 31, 2021. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. The firm has over 1,000 employees and offices in 19 cities worldwide.
Implications of being an emerging growth company
As a company with less than $1.07 billion in revenues during our last fiscal year, we qualify as an emerging growth company (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For so long as we remain an EGC, we are permitted, and have elected, to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:
•
being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;
•
not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and
•	exemptions from the requirements of holding an advisory vote on executive compensation and obtaining stockholder approval of any golden parachute payments not previously approved.
We may take advantage of these provisions for up to five years following completion of this offering or such earlier time when we are no longer an EGC. We will cease to be an EGC if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you may hold stock.
The JOBS Act provides that an EGC may take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an EGC to delay the adoption of accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption is required for private companies. As part of this election, we are delaying the adoption of accounting guidance related to leases that currently applies to public companies. We are assessing the impact this guidance will have on our financial statements. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.
Corporate information
Thomas James Homes was incorporated in Delaware on April 22, 2021. It had no business operations prior to this offering. In connection with the completion of this offering, Thomas James Homes will become the sole managing member of TJH Opco, pursuant to the Reorganization described under “Organizational Structure—The Reorganization.” Our principal executive offices are located at 26880 Aliso Viejo Parkway, Suite 100, Aliso Viejo, CA 92656 and our telephone number is (949) 481-7026. Our website address is www.thomasjameshomesusa.com. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of and is not incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part. We have included our website address in this prospectus solely as an inactive textual reference.

The offering
Issuer
Thomas James Homes, Inc.
Class A common stock offered by Thomas James Homes
   shares of Class A common stock (or    shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full).
Underwriters’ option to purchase additional shares of Class A common stock from Thomas James Homes shares of Class A common stock.
Class A common stock outstanding immediately after this offering
   shares of Class A common stock (or    shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full).
Class B common stock outstanding immediately after this offering shares of Class B common stock. Class B common stock will be issued to holders of Class B units in TJH Opco. Each share of Class B common stock will entitle the holder to a number of votes that is equal to the aggregate number of Class B units in TJH Opco held by such holder.
Use of proceeds
We estimate that our net proceeds from this offering, based on an assumed initial public offering price of $   per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions but before deducting expenses of this offering and the Reorganization payable by us, will be approximately $   million, or approximately $   million if the underwriters exercise in full their option to purchase additional shares of Class A common stock.
We intend to cause TJH Opco to use:
•
approximately $   million of the net proceeds of this offering, and a portion of the funds drawn from a new credit facility, to repay all outstanding borrowings related to the mortgage loans associated with the homesites acquired for our business;

•	approximately $ million of the net proceeds to pay the expenses incurred by us in connection with this offering and the Reorganization; and
•	other than as set forth below, the remainder for working capital and other general corporate purposes.
We also intend to use approximately $   million, or approximately $   million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, of the net proceeds from this offering to acquire Class B units of TJH Opco (which will, upon the acquisition, be reclassified as Class A units of TJH Opco) and Class B common stock of Thomas James Homes from certain of the members of TJH Holdco, including certain members of our senior management, at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering. Accordingly, we will not retain any of this portion of the proceeds. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.
Controlled company
Upon completion of this offering, Oaktree Fund and Beadel will continue to beneficially own more than 50% of the voting power of our outstanding common stock. As a result, we intend to avail ourselves of the “controlled company” exemptions under the rules of   , including exemptions from certain of the corporate governance listing requirements. See “Management—Controlled Company Exemption” and “Certain Relationships and Related Person Transactions.”
Dividend policy
We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our existing and any future debt agreements and other factors that our board of directors deems relevant. Holders of our Class B common stock will not be entitled to dividends from Thomas James Homes. Following the Reorganization and this offering, Thomas James Homes will be a holding company and its sole material asset will be ownership of the Class A units of TJH Opco, of which it will be the managing member. Subject to funds being legally available for distribution, we intend to cause TJH Opco to make distributions to each of its members, including Thomas James Homes, in an amount intended to enable each member to pay all applicable taxes on taxable income allocable to each member and to enable Thomas James Homes to make payments required under the Tax Receivable Agreement. If the amount of distributions to be made exceeds the amount of funds available for distribution, Thomas James Homes will receive the full amount of its distribution before the other members receive any distribution and the balance, if any, of funds available for distribution will be distributed to the other members pro rata in accordance with their assumed tax liabilities. See “Dividend Policy.”
Voting rights
We have two classes of authorized common stock: Class A common stock and Class B common stock. Each share of Class A common stock will entitle the holder to one vote. Each share of Class B common stock will entitle the holder to a number of votes equal to the aggregate number of Class B units in TJH Opco held by such holder.
Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise provided in our amended and restated certificate of incorporation or as required by applicable law. See “Description of Capital Stock.” When a Class B stockholder exchanges Class B units in TJH Opco for the corresponding number of shares of our Class A common stock or, at our election, for cash, it will decrease the aggregate voting power of our Class B stockholders. See “Organizational Structure—Class A Common Stock” and “—Class B Common Stock.”
TJH Opco LLC Agreement and exchange of Class B units
The TJH Opco LLC Agreement will entitle certain of the members of TJH Opco (and/or certain members of TJH Holdco), and certain permitted transferees thereof, to exchange Class B units for shares of our Class A common stock on a one-for-one basis or, at our election, for cash. We have reserved for issuance    shares of our Class A common stock, which is the aggregate number of shares of our Class A common stock expected to be issued over time upon the exchanges by the Class B unitholders, assuming we do not elect to exchange such Class B units for cash. See “Organizational Structure” and “Certain Relationships and Related Person Transactions—Proposed Transactions with Thomas James Homes—TJH Opco LLC Agreement.”
Tax Receivable Agreement
Thomas James Homes will enter into the Tax Receivable Agreement for the benefit of the Oaktree Direct Stockholder and the continuing members of TJH Holdco, pursuant to which Thomas James Homes will pay 85% of the amount of the net cash tax savings, if any, that Thomas James Homes realizes (or, under certain circumstances, is deemed to realize) as a result of (i) in the case of the continuing members of TJH Holdco, increases in tax basis (and certain other tax benefits) resulting from Thomas James Homes’ acquisition of TJH Opco units, directly or indirectly, from members of TJH Holdco in connection with this offering and in future exchanges and any payments Thomas James Homes makes under the Tax Receivable Agreement, and (ii) in the case of the Oaktree Direct Stockholder, certain tax attributes of the Oaktree Blocker Entity (including net operating losses) that existed prior to this offering (and certain other tax benefits). See “Organizational Structure” and “Certain Relationships and Related Person Transactions—Proposed Transactions with Thomas James Homes—Tax Receivable Agreement.”

Risk factors
You should carefully read and consider the information set forth in the section entitled “Risk Factors” beginning on page 21, together with all of the other information set forth in this prospectus, before deciding whether to invest in our Class A common stock.
Directed Share Program
At our request,   , a participating underwriter, has reserved for sale, at the initial public offering price, up to   % of the shares offered by this prospectus for sale to certain of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares of Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. For more information regarding the directed share program, see “Underwriting—Directed Share Program.”
Listing and trading symbol
We intend to apply to list our Class A common stock on    under the symbol “TJH.”
Unless otherwise noted, Class A common stock outstanding after the offering and other information based thereon in this prospectus does not reflect any of the following:
•	shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares;
•	shares of Class A common stock issuable under our 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan”), including:
(i)
   shares of Class A common stock underlying restricted stock units or other awards to be granted to certain employees pursuant to the 2021 Equity Incentive Plan immediately after the closing of this offering; and

(ii)	additional shares of Class A common stock to be reserved for future issuance of awards under the 2021 Equity Incentive Plan; and
•	shares of Class A common stock reserved for issuance upon exchange of the Class B units of TJH Opco that will be outstanding immediately after this offering.
Unless otherwise indicated in this prospectus, all information in this prospectus assumes the completion of the Reorganization and that shares of our Class A common stock will be sold in this offering at an initial public offering price of $   per share (the midpoint of the price range set forth on the cover page of this prospectus).
Throughout this prospectus, we present performance metrics and financial information regarding the business of TJH Opco (the assets, liabilities and business operations of which were contributed to TJH Opco by TJH Holdco). This information is generally presented on an enterprise-wide basis. The public stockholders, through their ownership of our Class A common stock issued in this offering, will be entitled to receive a pro rata portion of the economics of TJH Opco’s operations through our ownership of Class A units of TJH Opco. Thomas James Homes’ ownership of Class A units initially will represent a minority share of TJH Opco. The members of TJH Holdco initially will continue to hold a majority of the economic interest in the operations of TJH Opco as non-controlling interest holders, through indirect ownership of Class B units of TJH Opco. Prospective investors should be aware that the owners of our Class A common stock initially will be entitled only to a minority economic position in TJH Opco, and therefore should evaluate performance metrics and financial information in this prospectus accordingly. As Class B units of TJH Opco are exchanged for our Class A common stock over time (or, at our election, for cash), the percentage of the economic interest in TJH Opco’s operations to which Thomas James Homes and the public stockholders are entitled will increase relative to the members of TJH Holdco.

Summary historical consolidated financial information
The following table sets forth certain summary historical consolidated financial information of TJH Holdco. TJH Holdco is considered our predecessor for accounting purposes, and its consolidated financial statements will be our historical financial statements following this offering. The following summary historical consolidated statements of operations data for the years ended December 31, 2020 and 2019 and the summary historical consolidated balance sheet data as of December 31, 2020 and 2019 have been derived from the audited consolidated financial statements of TJH Holdco included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2021 and 2020 and the summary historical balance sheet data as of March 31, 2021 and 2020 have been derived from TJH Holdco’s unaudited condensed consolidated financial statements included elsewhere in this prospectus and are not necessarily indicative of results to be expected for the full year. The unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited financial statements and include, in the opinion of management, all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the financial information in those statements. Our historical results and growth rates are not necessarily indicative of the results or growth rates to be expected in future periods. You should read the following summary historical consolidated financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The summary consolidated financial information included in this section is not intended to replace, and is qualified in its entirety by, our financial statements and the related notes included elsewhere in this prospectus.
	For the three months ended March 31,		For the year ended December 31,
($ in thousands)	2021	2020	2020	2019
	(unaudited)
Consolidated Statements of Operations Data:
Revenues	$150,884	$23,041	$190,745	$183,035
Cost of sales	131,913	20,673	168,318	173,427
Gross profit	18,971	2,368	22,427	9,608
Gross margin	12.6%	10.3%	11.8%	5.2%
Operating expense	18,226	6,849	37,182	28,059
Other income (loss)	103	(200)	(301)	1,200
Net income (loss)	$848	$(4,681)	$(15,056)	$(17,251)
Net income (loss) margin	0.6%	(20.3)%	(7.9)%	(9.4)%

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$25,470		$14,474	$1,561
Inventory	419,679		456,808	296,495
Total assets	493,376		509,121	333,341
Mortgage notes payable(1)	274,017		298,601	190,279
Total liabilities	297,892		314,485	195,914
Total members’ equity	195,484		194,636	137,427

Non-GAAP Financial Measures and Other Operating Data(2):
Adjusted gross profit	$26,546	$3,637	$33,766	$24,165
Adjusted gross margin	17.6%	15.8%	17.7%	13.2%
Adjusted EBITDA	$8,500	$(3,353)	$(3,076)	$4,413
Adjusted EBITDA margin	5.6%	(14.6)%	(1.6)%	2.4%

Active ZIP Codes at end of period(3)	55	41	51	31

	For the three months ended March 31,		For the year ended December 31,
($ in thousands)	2021	2020	2020	2019
	(unaudited)
Acquisitions
Buildable units(4)	75	38	234	157
Acquisitions – Volume	$54,823	$47,300	$198,854	$211,959
Home Sales Revenues
Units closed(5)	40	10	70	66
Average sales price of closings(6)	$2,701	$2,246	$2,506	$2,773
Homesite Sales Revenues
Units closed(7)	7	—	3	—
Average sales price of closings(8)	$2,166	N/A	$2,233	N/A
Inventory Buildable Units(9)	367	227	331	180
BOYH
New contracts(10)	12	3	20	5
Closed contracts(11)	1	—	1	—
Total contracts at the end of the period(12)	35	8	24	5
Contracts under construction at end of period(13)	15	4	11	—
Average value of closed contracts(14)	$1,125	—	$1,000	—
Backlog
Backlog units(15)	61	24	56	36
Backlog sales value(16)	$173,521	$69,733	$152,486	$104,459
(1)
Reflects the aggregate amount of individual acquisition, development and construction notes secured by individual real estate projects. These loans commitments are net of holdback amounts related to property taxes, interest reserves and other contractual holdbacks that are repaid through home and homesite sales closings.

(2)	See “—Non-GAAP Financial Measures” for additional information regarding these non-GAAP financial measures and a reconciliation to the most comparable GAAP measures of each.
(3)	Active ZIP codes represent the ZIP code location of properties in inventory.
(4)	In certain cases, we will purchase one house and build multiple units. Buildable units represents the units expected to be built at the time of acquisition.
(5)
The number of unit sales closed during the period. See Notes 2 and 15 to our audited consolidated financial statements and Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information.

(6)
The average sales price is unit sales revenues divided by units closed. Unit sales revenues were $108.0 million, $22.4 million, $175.4 million and $183.0 million for the three months ended March 31, 2021, three months ended March 31, 2020, the year ended December 31, 2020 and the year ended December 31, 2019, respectively.

(7)
The number of homesites sold in our program of selling homesites prior to or in the early stages of development. Those homesites are then subject to a contract from the homesite purchaser for completion of a home through our BOYH business.

(8)
The average sales price of closings is unit sales revenues divided by units sold. Homesite sales revenues were $15.2 million and $6.7 million for the three months ended March 31, 2021 and the year ended December 31, 2020, respectively. $20.4 million of revenues related to nine properties are excluded from the three month period ended March 31, 2021. See Notes 2 and 15 to our audited consolidated financial statements and Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information.

(9)	Inventory units represents the number of units we own and that are under development and carried in inventory.
(10)	Number of contracts entered into by customers to build homes under our BOYH program.
(11)	Number of BOYH contracts for which the finished home was delivered to the customer during the period.
(12)	Number of BOYH contracts at the end of the period.
(13)	Number of contracts in the BOYH program in active construction at the end of the period.
(14)	The average revenues recognized during the construction period for the BOYH contracts delivered during the period.
(15)	Homes and homesites in inventory subject to sales contracts at the end of the period.
(16)	Aggregate value of sales contracts on homes and homesites in backlog.

Non-GAAP financial measures
We report our financial results in accordance with GAAP. In addition, management believes that the following non-GAAP financial measures provide investors with additional useful information in evaluating our performance.
Adjusted gross profit and adjusted gross margin
Adjusted gross profit and adjusted gross margin are non-GAAP financial measures used by management as supplemental measures in evaluating operating performance. We define adjusted gross profit as gross profit excluding the effects of capitalized interest. In turn, we define adjusted gross margin as adjusted gross profit expressed as a percentage of revenues. We believe that by adding interest in cost of home sales back to gross margin, investors are able to assess the performance of our homebuilding business excluding our interest cost, allowing a focus on the performance of the underlying homebuilding operations. We believe this information is meaningful as it isolates the impact that leverage has on gross margin and permits investors to make better comparisons with our competitors who adjust gross margins in a similar fashion. See the table below reconciling this non-GAAP financial measure to gross margin, the nearest GAAP equivalent. Because adjusted gross profit and adjusted gross margin exclude capitalized interest, which has real economic effects and could impact our results of operations, the utility of adjusted gross profit and adjusted gross margin information as measures of our operating performance may be limited. In addition, other companies may not calculate adjusted gross profit and adjusted gross margin information in the same manner that we do. Accordingly, adjusted gross margin and adjusted gross margin information should be considered only as a supplement to revenues and gross margin information as a measure of our performance.
The following table presents a reconciliation of adjusted gross profit and adjusted gross margin to the GAAP financial measure of gross margin for each of the periods indicated:
	Three Months Ended March 31,		Year Ended December 31,
($ in thousands)	2021	2020	2020	2019
	(unaudited)
Revenues	$ 150,884	$23,041	$190,745	$183,035
Cost of sales	131,913	20,673	168,318	173,427
Gross profit	18,971	2,368	22,427	9,608
Gross margin	12.6%	10.3%	11.8%	5.2%
Interest expense in cost of sales	7,575	1,269	11,339	14,557
Adjusted gross profit	$ 26,546	$3,637	$33,766	$24,165
Adjusted gross margin	17.6%	15.8%	17.7%	13.2%
Adjusted EBITDA and adjusted EBITDA margin
Adjusted EBITDA and adjusted EBITDA margin are not measurements of net income (loss) as determined by GAAP. Adjusted EBITDA and adjusted EBITDA margin are supplemental non-GAAP financial measures used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies. We define adjusted EBITDA as net income (loss) before (i) interest income, (ii) amortized interest through cost of sales, (iii) income tax expense and (iv) depreciation and amortization (EBITDA), further adjusted by (v) non-cash impairment charges for inventory, (vi) severance payments, and (vii) net income/loss from unconsolidated joint ventures associated with our BTR business line. Further, we define adjusted EBITDA margin as adjusted EBITDA expressed as a percentage of revenues.
Management believes adjusted EBITDA and adjusted EBITDA margin are useful because they allow management to more effectively evaluate our operating performance and compare our results of operations from period to period without regard to our financing methods or capital structure or other items that impact comparability of financial results from period to period. Adjusted EBITDA provides an indicator of general economic performance that are not affected by fluctuations in interest rates or effective tax rates, levels of depreciation or amortization and items considered to be unusual or non-recurring. Although we use adjusted EBITDA as a financial measure to assess the performance of our business, the use of this measure is limited because it does not include certain costs, such as interest and taxes, necessary to operate our business. In addition, other companies may not calculate adjusted

EBITDA and adjusted EBITDA margin information in the same manner that we do. Accordingly, adjusted EBITDA and adjusted EBITDA margin should not be considered as alternatives to, or more meaningful than, net income or any other measures as determined in accordance with GAAP. We present adjusted EBITDA and adjusted EBITDA margin because we believe they provide useful information regarding the factors and trends affecting our business.
The following table presents a reconciliation of adjusted EBITDA and adjusted EBITDA margin to the GAAP financial measure of net income (loss) for each of the periods indicated:
	Three Months Ended March 31,		Year Ended December 31,
($ in thousands)	2021	2020	2020	2019
	(unaudited)
Net income (loss)	$ 848	$(4,681)	$(15,056)	$(17,251)
Interest expense in cost of sales	7,575	1,269	11,339	14,557
Depreciation and amortization	53	53	214	247
EBITDA	$ 8,476	$(3,359)	$(3,503)	$(2,447)
Non-cash impairment charges for inventory	—	—	114	6,774
Severance payments	—	—	34	17
Net (Income) loss from unconsolidated joint ventures	24	6	279	69
Adjusted EBITDA	$ 8,500	$(3,353)	$(3,076)	$ 4,413
Net income (loss) margin	0.6%	(20.3)%	(7.9)%	(9.4)%
Adjusted EBITDA margin	5.6%	(14.6)%	(1.6)%	2.4%

Risk factors
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties described below, together with all other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our Class A common stock. The occurrence of any of the following risks, as well as any risks or uncertainties not currently known to us or that we currently do not believe to be material, could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow, in which case, the trading price of our Class A common stock could decline and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See “Forward-Looking Statements.”
Operational and strategic risks related to our business
Our business has been disrupted by the ongoing COVID-19 pandemic, and a continuation of the COVID-19 pandemic, or emergence or fear of a similar public threat, and the measures that federal, state and local governments and other authorities implement to address it, could have a material adverse effect on our business, sales and results of operations.
In response to the rapid spread of the COVID-19 virus since March 2020, federal, state and local governments have imposed varying degrees of restrictions on business and social activities to contain the COVID-19 virus, including social distancing, quarantine and “stay-at-home” or “shelter-in-place” orders in the markets in which we operate. We have experienced resulting disruptions to our business operations, which have required adjustments to the way we conduct business, including expanding our digital marketing efforts and offering virtual home tours to provide our customers additional ways to safely tour our homes. In addition, sales of our homes slowed significantly, and our construction activities were disrupted, and in some cases halted, during the period from March through June of 2020. We have experienced and may continue to experience delays and disruptions as a result of restrictions on our suppliers, which contribute to shortages, new job site procedures and closures or modifications to the work practices of local construction permitting offices. Although home sales and construction activity improved in the second half of 2020 and have continued to improve in the first half of 2021, there can be no assurance that these trends will continue. Further, demand for certain materials and products (such as appliances and lumber) has outpaced supply as the housing market has rebounded. Federal, state and local governments could impose additional, or extend existing, restrictions on business and social activities, which could cause additional disruptions to, or suspension of, our business operations.
While we continue to assess the COVID-19 pandemic, at this time, we cannot predict with certainty the full impact of the COVID-19 pandemic on our business and financial condition and future results of operations, and the COVID-19 pandemic could adversely impact future financial performance. The ultimate impacts of the COVID-19 pandemic and related mitigation efforts are highly uncertain and subject to change and will depend on future developments, including, among others, the continued efficacy and distribution and adoption rates of vaccines, the development of effective treatments for the COVID-19 virus, the duration of the COVID-19 pandemic, actions taken by governmental authorities, customers, subcontractors, suppliers and other third parties in response to the COVID-19 pandemic, workforce availability and the timing and extent to which normal economic and operating conditions resume. There is also uncertainty as to the effects of economic relief efforts on the U.S. economy, unemployment, customer confidence, demand for our homes and the mortgage market, including lending standards and secondary mortgage markets. Our business could also be negatively impacted over the long term, as the disruptions related to the COVID-19 pandemic could affect customer behavior, lower demand for our services and impair our ability to sell or build homes in our customary manner and generate revenues and cash flows. There is no guarantee that a future outbreak of this pandemic or any other widespread public health emergency will not occur, or that the U.S. economy will fully recover, either of which could materially and adversely affect our business.
Our business is dependent upon our ability to accurately price and manage homesites, and an ineffective pricing or management strategy may have a material adverse effect on our business, sales and results of operations.
We appraise the homesites we buy, on which houses that we plan to demolish currently sit, using data science based on a number of factors, including our knowledge of the real estate markets in which we operate, the anticipated sale proceeds from the home we plan to build on each homesite and the cost to build that home. This assessment includes estimates on time of possession, market conditions, construction costs and holding costs. Our profits may be negatively impacted if these estimates are inaccurate. Additionally, following our acquisition of a homesite, if we discover defects or other conditions of the homesite requiring remediation we may need to spend additional funds to build the home or decrease the price of the completed home due to general or local economic conditions. We may be unable to acquire homesites or sell homes at attainable prices or to finance and manage the amount of time it takes us to go from purchasing a homesite to selling that homesite, which we refer to as cycle time and inventory effectively, and accordingly, our revenues, gross margins and results of operations would be affected, which could have a material adverse effect on our business, financial condition and results of operations.
If we do not innovate or fail to provide customers with an efficient and seamless homebuilding experience, our business could be harmed.
The homebuilding industry is active, and the expectations and behaviors of customers and professionals shift constantly and rapidly. Our success depends on our continued innovation to improve upon our Fuse360 platform and single-family homebuilding services that make real estate transactions more efficient and accurate for us and easier and less stressful for our customers. As a result, we must continually invest significant resources in research and development to improve our property valuation, homebuilding management tools and sales and marketing organization. Changes or additions to our platform and homebuilding services may not improve our business or attract or engage our customers and may reduce confidence in our business, negatively impact the quality of our brand, upset other industry participants, expose us to increased market or legal risks, subject us to new laws and regulations or otherwise harm our business. Furthermore, if we are unable to successfully anticipate or keep pace with homebuying patterns and trends and build homes that our customers desire, then those customers may become dissatisfied with us and our market reputation will be negatively affected. If we are unable to continue offering high-quality, customizable, modern homes at attainable pricing, we may be unable to attract additional customers and real estate partners or retain our current customers and real estate partners, which could harm our business, results of operations and financial condition.
If we do not continue to maintain, improve and adapt our Fuse360 platform and marketplace to address the needs of our customers, our subcontractors and other participants in our marketplace, our operating results could be harmed, and our growth could be negatively affected.
Our future success depends in part on our ability to provide an innovative, reliable platform for customers, subcontractors and other participants in our marketplace. Our customers rely on our Fuse360 platform to design their homes, electronically review, mark-up and approve design packages and related bids, perform real-time budget analysis and see construction status updates. Our subcontractors rely on our platform to manage invoicing, approval and payment statuses, works orders, bid submission, change orders and electronic lien releases. Other participants also critically rely on this platform to interact with Thomas James Homes.
Our customers and others may experience a loss of functionality and disruptions of service or connectivity and our subcontractors may not be able to perform their work in a timely manner or choose not to work with us if we fail to maintain our platform. In addition, our subcontractors may choose to retain their existing practices instead of adopting our platform. These factors could increase our costs, damage our brand and lead to a loss of confidence in our business, which could lead potential customers to choose alternative builders or damage our relationships with skilled subcontractors. Further, we must continue to improve and adapt our platform to the changing needs and wants of both our customers and our subcontractors and the operational requirements of the markets in which we operate. Failing to maintain, improve and adapt our platform could cause our operating results to be harmed and our growth to be negatively affected.
Our decision to expand in existing markets or enter new markets may consume significant financial and other resources and may not achieve the desired results.
We regularly evaluate expanding in existing markets or entering new markets, such as our recent expansion into Colorado. Any expansion entails significant costs and expenses and the time of our key personnel, particularly at the outset of the process. We incur costs to enter new markets prior to closing any home sales, and must adjust to competitive environments with which we are unfamiliar and invest to build our brand presence within those markets. Our plans to expand and deepen our market share in our existing markets and expand into additional markets are subject to a variety of risks and challenges. These risks and challenges include the varying economic and demographic conditions of each market, competition from local custom homebuilders, variations in transaction dynamics and pricing pressures. We cannot assure you that we will be able to increase revenues and create business model efficiencies in new markets in the manner we have in our more mature existing markets.
Housing markets in different areas can vary widely and certain markets may be more adaptable to our business model than others. As we continue to expand, we may launch our services in markets that prove to be more challenging for our business model. For example, the valuation technologies and systems that we currently use may not be as effective at accurately valuing homesites in new markets. If we are unable to adapt to these new markets and scale effectively, our business and results of operations may be adversely affected. Additionally, our decisions whether to enter into new markets are based, in part, on market studies and/or other data available to us, which may not prove reliable as we develop our market entry criteria. Unsuccessful market expansion may result in losses, diversion of management time and resources and damage to our reputation and brand.
New markets may also subject us to new regulatory environments, which could increase our costs as we evaluate compliance with the new regulatory regime. Notwithstanding the expenses and time devoted to expanding to a new market, we may fail to achieve the financial and market share goals associated with the expansion.
If we cannot manage our expansion efforts efficiently, our market share gains could take longer than planned and our related costs could exceed our expectations. In addition, we could incur significant costs to seek to expand our market share, and still not succeed in attracting sufficient customers to offset such costs.
Our growth depends in part on the success of our strategic relationships with third parties.
In order to grow our business, we anticipate that we will continue to depend on relationships with third parties, such as construction subcontractors, settlement service providers, lenders, realtors and related professional consultants. We also rely on third party partners, such as real estate listing websites, for referrals. Identifying partners, negotiating and documenting agreements with them, and establishing and maintaining good relationships requires significant time and resources.
In addition, we rely on our relationships with MLS providers in all our markets to find, analyze and respond to acquisition opportunities. Many of the homebuyers and custom builders who compete with us for homesites have similar access to MLS providers and listing data and may be able to source real estate information faster or more efficiently than we can. If we lose existing relationships with MLS providers and other listing providers, whether due to termination of agreements or otherwise, our ability to find, analyze and pursue acquisition opportunities could be impaired and our operating results may suffer.
If we are unsuccessful in establishing or maintaining successful relationships with these and other industry third parties, our ability to compete in the marketplace or to grow our revenues could be impaired and our operating results may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased customer usage of our product or increased revenues.
Our business and results of operations are dependent on the availability, skill and performance of subcontractors.
We engage subcontractors to perform the construction of our homes and, in many cases, to procure the materials used in constructing our homes. Accordingly, the timing and quality of our construction depend on the availability and skill of our subcontractors. While we anticipate being able to obtain sufficient materials and reliable subcontractors and believe that our relationships with subcontractors are good, we do not have long-term contractual commitments with any subcontractors, and we can provide no assurance that skilled subcontractors will continue to be available at reasonable rates and in our existing markets. In addition, as we expand into new markets, we typically must develop new relationships with subcontractors in such markets, and there can be no assurance that we will be able to do so in a cost-effective and timely manner, or at all. The inability to contract with skilled subcontractors at reasonable rates on a timely basis could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.
Despite our quality control efforts, we may discover from time to time that our subcontractors have engaged in improper construction practices or have installed defective materials in our homes. When we discover these issues, we utilize our subcontractors to repair the homes in accordance with our new home warranty and as required by law. The costs of satisfying our warranty and other legal obligations in these instances may be significant, and we may be unable to recover the costs of warranty-related repairs from subcontractors, suppliers and insurers, which could have a material adverse impact on our business, prospects, liquidity, financial condition and results of operations. We may also suffer reputational damage from the actions of subcontractors, which are beyond our control.
A shortage of building materials or labor, or increases in materials or labor costs, could delay or increase the cost of home construction, which could materially and adversely affect our business.
The residential construction industry experiences labor and material shortages from time to time, including shortages in qualified subcontractors, tradespeople and supplies of insulation, drywall, cement, steel and lumber. These labor and material shortages can be more severe during periods of strong demand for housing, during periods following natural disasters that have a significant impact on existing residential and commercial structures or a result of broader economic disruptions, such as the COVID-19 pandemic. It is uncertain whether these shortages will continue as is, improve or worsen. Further, pricing for labor and materials can be affected by the factors discussed above and various other national, regional, local, economic and political factors, including changes in immigration laws, trends in labor migration and tariffs. For example, the cost of lumber has been impacted by government-imposed tariffs as well as supply-chain disruptions caused by the closing of lumber mills due to the COVID-19 pandemic. Lumber prices fell sharply in early 2020 due to the onset of the COVID-19 pandemic to their lowest levels since early 2016 but subsequently reached an all-time high in May 2021. While lumber prices have declined recently, they remain volatile. We currently do not hedge against fluctuations in lumber or other prices. We may in the future obtain one or more forms of price protection in the form of swap agreements, price cap contracts or similar agreements to hedge against the possible negative effects of lumber or other price increases. We cannot, however, assure you that any hedging will adequately relieve the adverse effects of price increases or that counterparties under these agreements will honor their obligations thereunder. In addition, we may be subject to risks of default by hedging counterparties.
Further, our success in recently-entered markets or those we may choose to enter in the future depends substantially on our ability to source labor and local materials on terms that are favorable to us. Our markets may exhibit a reduced level of skilled labor relative to increased homebuilding demand in these markets. In the event of shortages in labor or materials in such markets, local subcontractors, tradespeople and suppliers may choose to allocate their resources to homebuilders with an established presence in the market and with whom they have longer-standing relationships with. Labor and material shortages and price increases for labor and materials could cause delays in and increase our costs of home construction, which in turn could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.
Increases in our home cancellation rate could have a negative impact on our home sales revenues, results of operations, backlog and cost of sales.
Our backlog reflects sales contracts with customers for homes and homesites that have not yet been delivered. All of our customers must make a deposit within seven days of signing a sales contract. Generally, we have the right to retain the deposit if the homebuyer fails to comply with their obligations under the sales contract, subject to certain exceptions, including as a result of inspections, appraisals, state and local law, the homebuyer’s inability to sell their current home or the homebuyer’s inability to obtain suitable financing. Such exceptions are negotiated with each homebuyer on a case-by-case basis.
Home order cancellations can result from a number of factors, including declines in the market value of homes, increases in the supply of homes available to be purchased, increased competition, higher mortgage interest rates, customers’ inability to sell their existing homes, customers’ inability to obtain suitable financing, including providing sufficient down payments, and adverse changes in economic conditions. While we prequalify our customers in an effort to minimize cancellations, these efforts may not be successful. Home order cancellations can negatively impact home sales revenues and results of operations, as well as the number of homes and homesites in backlog. In addition, customers may select unique, custom features as part of the home building process that, in the event of a cancellation, may require us to incur expenses to remodel the constructed home to make it more suitable for the average homebuyer. While we require deposits for customizations, which are separate from the deposits required by our home sales contracts, these deposits may not be sufficient to cover the remodeling expenses, and our cost of sales may increase as a result.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our customer base will be impaired.
We believe that the brand identity that we have developed has significantly contributed to the success of our business, and maintaining and enhancing the “Thomas James Homes” brand is critical to expanding our customer base with both current and future partners. If we fail to promote and maintain the “Thomas James Homes” brand standard, or if we incur excessive expenses in this effort, our business, operating results and financial condition could be adversely affected and our ability to expand our customer base will be impaired.
Our business model and growth strategy depend on our marketing efforts and ability to attract buyers in a cost-effective manner.
Our long-term success depends in part on our ability to continue to attract more buyers in each of our existing and future markets. Our marketing efforts may not succeed for a variety of reasons, including limitations on our ability to display advertising on construction site fencing at our active job sites at the request of a customer or for other reasons, a deterioration in relationships with key real estate brokers or ineffective campaigns across marketing channels. External factors beyond our control may also affect the success of our marketing initiatives, such as buyers and sellers failing to respond to our marketing initiatives, zoning changes or restrictions imposed by homeowners’ associations and competition from third parties. Any of these factors could reduce our number of customers or increase our costs.
We are subject to warranty and liability claims arising in the ordinary course of business that can be significant.
As a homebuilder, we are subject to construction defect, product liability and home and other warranty claims, including moisture intrusion and related claims, arising in the ordinary course of business. These claims are common to the homebuilding industry and can be costly. There can be no assurance that any homes we build will be free from defects once completed, and any defects attributable to us may lead to significant contractual or other liabilities. We rely on subcontractors to perform the construction of our homes and, in some cases, to select and obtain building materials. Although we provide subcontractors with detailed specifications and perform quality control procedures, subcontractors may, in some cases, use improper construction processes or defective materials. Defective products used in the construction of our homes can result in the need to perform extensive repairs. The cost of performing such repairs, or litigation arising out of such issues, may be significant if we are unable to recover the costs from subcontractors, suppliers and/or insurers. Warranty and construction defect matters can also result in negative publicity, including on social media outlets, which could damage our reputation and negatively affect our ability to sell homes.
We maintain, and require our subcontractors to maintain, general liability insurance (including construction defect and bodily injury coverage) and workers’ compensation insurance and generally seek to require our subcontractors to indemnify us for liabilities arising from their work. While these insurance policies, subject to deductibles and other coverage limits, and indemnities protect us against a portion of our risk of loss from claims related to our homebuilding activities, we cannot provide assurance that these insurance policies and indemnities will be adequate to address all our home and other warranty, product liability and construction defect claims in the future, or that any potential inadequacies will not have an adverse effect on our business, financial condition or results of operations. Further, the coverage offered by, and the availability of, general liability insurance for completed operations and construction defects are currently limited and costly. We cannot provide assurance that coverage will not be further restricted, increasing our risks and financial exposure to claims, and/or become costlier.
If we are unable to construct homes within expected timeframes, our results of operations could be adversely affected.
Delays in development or construction, including delays associated with subcontractors, shortages of building materials or labor and the impact of the COVID-19 pandemic on the permitting process, expose us to the risk of changes in market conditions for homes as well as increased carry costs. A decline in our ability to develop and market our homes successfully and to generate positive cash flow from these operations in a timely manner could have a material adverse effect on our business and results of operations and on our ability to service our debt and to meet our working capital requirements.

The estimates, forecasts and projections relating to our markets prepared by Zonda are based upon numerous assumptions and have not been independently verified by us.
This prospectus contains estimates, forecasts and projections relating to our markets that were prepared for us for use in connection with this offering by Zonda, an independent research provider and consulting firm focused on the housing industry. See “Market Opportunity” in this prospectus for additional information. The estimates, forecasts and projections relate to, among other things, employment, demographics, household income and home sales prices. These estimates, forecasts and projections are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of Zonda, and we have not independently verified this information.
The estimates, forecasts and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. Zonda has made these estimates, forecasts and projections based on studying the historical and current performance of the residential housing market and applying Zonda’s qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical and are subject to changing customer and market psychology and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual outcomes because events and circumstances frequently do not occur as expected, and such differences may be material. In addition, the COVID-19 pandemic has caused an unexpected market disruption that has had, and could continue to have, major impacts on the world and U.S. economies, as well as local economies and housing markets. Accordingly, the estimates, forecasts and projections included in this prospectus might not occur or might occur to a different extent or at a different time.
For the foregoing reasons, Zonda cannot provide any assurance that the estimates, forecasts and projections contained in this prospectus are accurate, actual outcomes may vary significantly from those contained or implied by the estimates, forecasts and projections and you should not place undue reliance on these estimates, forecasts and projections. We have not independently verified these estimates, forecasts and projections. Except as required by law, we are not obligated to, and do not intend to, update the statements in this prospectus to conform to actual outcomes or changes in our or Zonda’s expectations.
We may suffer significant financial harm and loss of reputation if we do not comply, cannot comply or are alleged to have not complied with applicable laws, rules and regulations concerning our classification and compensation practices for independent contractors.
We retain various independent contractors, either directly or indirectly through third-party entities formed by these independent contractors for their business purposes. With respect to these independent contractors, we are subject to the Internal Revenue Service (the “IRS”) regulations and applicable state law guidelines regarding independent contractor classification. These regulations and guidelines are subject to judicial and agency interpretation, and it might be determined that the independent contractor classification is inapplicable to any sales agents, vendors or any other entity characterized as an independent contractor. Further, if legal standards for the classification of independent contractors change or appear to be changing, we may need to modify our compensation and benefits structure for such independent contractors, including by paying additional compensation or reimbursing expenses.
There can be no assurance that legislative, judicial, administrative or regulatory (including tax) authorities will not introduce proposals or assert interpretations of existing rules and regulations that would change the independent contractor classification of any individual or vendor currently characterized as independent contractors doing business with us. Although management believes that there are no proposals currently pending that would significantly change the independent contractor classification, potential changes, if any, with respect to such classification could have a significant effect on our operating model. Further, the costs associated with any such potential changes could have a significant effect on our results of operations and financial condition if we were unable to pass through to our customers an increase in price corresponding to such increased costs. Additionally, we could incur substantial costs, penalties and damages, including back pay, unpaid benefits, taxes, expense reimbursement and attorneys’ fees, in defending future challenges to our employment classification or compensation practices.

Our business could be adversely affected by changes in immigration or work authorization oversight laws and policies.
We depend on our subcontractors and their employees to construct our homes. The supply of labor in the markets in which we operate could be adversely affected by changes in immigration laws and policies as well as changes in immigration trends. The federal government and state governments from time to time consider and implement changes to immigration laws, regulations or enforcement programs. These changes may increase our compliance and oversight obligations, which could subject us to additional costs and make our subcontractor hiring process more cumbersome or reduce the availability of potential subcontractors. Termination of a significant number of subcontractors due to work authorization or other regulatory issues may disrupt our operations, cause increases in our labor costs and result in additional adverse publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with applicable law and regulations relating to federal and state immigration laws. These factors could have a material adverse effect on our reputation, business, financial condition and results of operations.
We could be adversely affected by efforts to impose joint employer liability on us for labor law violations committed by our subcontractors.
Our homes are constructed by employees of subcontractors and other third parties. We do not have the ability to control what these parties pay their employees or the rules they impose on their employees. However, various governmental agencies have taken actions to hold parties like us responsible for violations of wage and hour laws and other labor laws by subcontractors. Governmental rulings that could hold us responsible for labor practices by our subcontractors could create substantial exposures for us under our subcontractor relationships, which could have a material adverse impact on our business, prospects, liquidity, financial condition and results of operations.
We are subject to litigation, arbitration or other claims which could materially and adversely affect us.
We are subject to litigation and we may in the future be subject to enforcement actions, such as claims relating to our operations, securities offerings and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. Although we have established warranty, claim and litigation reserves that we believe are adequate, we cannot be certain of the ultimate outcomes of any claims that may arise in the future, and legal proceedings may result in the award of substantial damages against us beyond our reserves. Resolution of these types of matters against us may result in our having to pay significant fines, judgments or settlements, which, if uninsured or in excess of insured levels, could adversely impact our earnings and cash flows, thereby materially and adversely affecting us. Furthermore, plaintiffs may in certain of these legal proceedings seek class action status with potential class sizes that vary from case to case. Class action lawsuits can be costly to defend, and if we were to lose any certified class action suit, it could result in substantial liability for us. Certain litigation or the resolution thereof may affect the availability or cost of some of our insurance coverage, which could materially and adversely impact us, expose us to increased risks that would be uninsured, and materially and adversely impact our ability to attract directors and officers.
We may suffer uninsured losses or material losses in excess of insurance limits.
We could suffer physical damage to property and liabilities resulting in losses that may not be fully recoverable by insurance. Insurance against certain types of risks, such as terrorism, earthquakes, floods or personal injury claims, may be unavailable, available in amounts that are less than the full market value or replacement cost of investment or underlying assets or subject to a large deductible or self-insurance retention amount. In addition, there can be no assurance that certain types of risks that are currently insurable will continue to be insurable on an economically feasible basis. Should an uninsured loss or a loss in excess of insured limits occur or be subject to deductibles or self-insurance retention, we could sustain financial loss or lose capital invested in the affected property, as well as anticipated future income from that property. Furthermore, we could be liable to repair damage or meet liabilities caused by risks that are uninsured or subject to deductibles. We may also be liable for any debt or other financial obligations related to affected property.
Information system failures, cyber incidents or breaches in security could adversely affect us.
We rely on accounting, financial, operational, management and other information systems to conduct our operations. Our information systems are subject to damage or interruption from power outages, computer and telecommunication failures, computer viruses, security breaches, including malware and phishing, cyberattacks, natural disasters, usage errors by our employees and other related risks. Any cyber incident or attack or other disruption or failure in these information systems, or other systems or infrastructure upon which they rely, could adversely affect our ability to conduct our business and could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations. Furthermore, any failure or security breach of information systems or data could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation or a loss of confidence in our security measures, which could harm our business and could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations. Although we have implemented systems and processes intended to secure our information systems, there can be no assurance that our efforts to maintain the security and integrity of our information systems will be effective or that future attempted security breaches or disruptions would not be successful or damaging.
Acts of war or terrorism may seriously harm our business.
Acts of war, any outbreak or escalation of hostilities between the United States and any foreign power or acts of terrorism may cause disruption to the U.S. economy, or the local economies of the markets in which we operate, cause shortages of building materials, increase costs associated with obtaining building materials, result in building code changes that could increase costs of construction, result in uninsured losses, affect job growth and consumer confidence or cause economic changes that we cannot anticipate, all of which could reduce demand for our homes and adversely impact our business, prospects, liquidity, financial condition and results of operations.
Negative publicity could adversely affect our reputation as well as our business, financial results and stock price.
Unfavorable media related to our industry, company, brands, marketing, personnel, operations, business performance or prospects may affect our stock price and the performance of our business, regardless of its accuracy or inaccuracy. The speed at which negative publicity can be disseminated has increased dramatically with the capabilities of electronic communication, including social media outlets, websites, blogs, newsletters and other digital platforms. Our success in maintaining, extending and expanding our brand image depends on our ability to adapt to this rapidly changing media environment. Adverse publicity or negative commentary from any media outlets could damage our reputation and reduce the demand for our homes, which would adversely affect our business.
Changes in accounting rules, assumptions and/or judgments could materially and adversely affect us.
Accounting rules and interpretations for certain aspects of our financial reporting are highly complex and involve significant assumptions and judgment. These complexities could lead to a delay in the preparation and dissemination of our financial statements. Furthermore, changes in accounting rules and interpretations or in our accounting assumptions and/or judgments, such as those related to asset impairments, could significantly impact our financial statements. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Any of these circumstances could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.
Access to financing sources may not be available on favorable terms, or at all, which could adversely affect our ability to grow our business.
Our access to additional third-party sources of financing will depend, in part, on:
•	general market conditions;
•	the duration and effects of the COVID-19 pandemic;
•	the market’s perception of our growth potential;
•	our current debt levels;
•	our current and expected future earnings;
•	our cash flow; and
•	the market price per share of our common stock.

The global credit and equity markets and the overall economy can be extremely volatile, which could have a number of adverse effects on our operations and capital requirements. For the past decade, the domestic financial markets have experienced a high degree of volatility, uncertainty and, during certain periods, tightening of liquidity in both the high yield debt and equity capital markets, resulting in certain periods when new capital has been both more difficult and more expensive to access. If we are unable to access the credit markets, we could be required to defer or eliminate important business strategies and growth opportunities in the future. In addition, if there is prolonged volatility and weakness in the capital and credit markets, potential lenders may be unwilling or unable to provide us with financing that is attractive to us or may increase collateral requirements or may charge us prohibitively high fees in order to obtain financing. Consequently, our ability to access the credit market in order to attract financing on reasonable terms may be adversely affected. Investment returns on our assets and our ability to make acquisitions could be adversely affected by our inability to secure additional financing on reasonable terms, if at all.
Depending on market conditions at the relevant time, we may have to rely more heavily on additional equity financings or on less efficient forms of debt financing that require a larger portion of our cash flow from operations, thereby reducing funds available for our operations, future business opportunities and other purposes. We may not have access to such equity or debt capital on favorable terms at the desired times, or at all.
We may change our operational policies, investment guidelines and our business and growth strategies without stockholder consent, which may subject us to different and more significant risks in the future.
Our board of directors will determine our operational policies, investment guidelines and our business and growth strategies. Our board of directors may make changes to, or approve transactions that deviate from, those policies, guidelines and strategies without a vote of, or notice to, our stockholders. This could result in us conducting operational matters, making investments or pursuing different business or growth strategies than those contemplated in this prospectus. Under any of these circumstances, we may expose ourselves to different and more significant risks in the future, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.
Risks related to technology
Any significant disruption in service in our computer systems and third-party networks and mobile infrastructure that we depend on could result in a loss of customers or adverse effects on other participants in our marketplace, and we may be unable to maintain and scale the technology underlying our offerings.
Customers, potential customers, subcontractors and other participants in our marketplace access our platform primarily through our website. Our ability to attract, retain and serve customers depends on the reliable performance and availability of our website and technology infrastructure. Furthermore, we depend on the reliable performance of third-party networks and mobile infrastructure. The proper operation of these networks and infrastructure is beyond our control, and service interruptions or website unavailability could impact our ability to service our customers in a timely manner, which may have an adverse effect on existing and potential customer relationships.
Our information systems and technology may not be able to continue to accommodate our growth and may be subject to security risks. The cost of maintaining such systems may increase. Such a failure to accommodate growth, or an increase in costs related to such information systems, could have a material adverse effect on our business and results of operations and could result in a loss of customers.
In the future, we may be party to intellectual property rights claims and other litigation that are expensive to support and, if resolved adversely, could have a significant impact on us.
Our success depends in part on us not infringing upon the intellectual property of others. Our competitors and other third parties may own or claim to own intellectual property relating to the real estate industry. In the future, third parties may claim that we are infringing on their intellectual property rights, and we may be found to be infringing such rights. Any claims or litigation could cause us to incur significant expenses. If such claims are successfully asserted against us, it would require additional damages or ongoing licensing payments, prevent us from offering our services or require us to comply with unfavorable terms. Even if we were to prevail, the time and resources necessary to resolve such disputes could costly, time-consuming and divert the attention of management and key personnel from our business operations. If we are not successful in defending ourselves against these claims, we may be required to pay damages and may be subject to injunctions, each of which could harm our business, results of operations, financial condition and reputation.
We rely on licenses to use the intellectual property rights of third parties which are incorporated into our products and services. Failure to renew or expand existing licenses may require us to modify, limit or discontinue certain offerings, which could materially affect our business, financial condition and results of operations.
We rely on products, technologies and intellectual property that we license from third parties for use in our services. We cannot assure that these third-party licenses, or support for such licensed products and technologies, will continue to be available to us on commercially reasonable terms, if at all. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the products that include or incorporate the licensed intellectual property.
We cannot be certain that our licensors are not infringing the intellectual property rights of others or that our suppliers and licensors have sufficient rights to the technology in all jurisdictions in which we may operate. Some of our license agreements may be terminated by our licensors for convenience. If we are unable to obtain or maintain rights to any of this technology because of intellectual property infringement claims brought by third parties against our suppliers and licensors or against us, or if we are unable to continue to obtain the technology or enter into new agreements on commercially reasonable terms, our ability to develop our services containing that technology could be severely limited and our business could be harmed. Additionally, if we are unable to obtain necessary technology from third parties, we may be forced to acquire or develop alternate technology, which may require significant time and effort and may be of lower quality or performance standards. This would limit and delay our ability to provide new or competitive offerings and increase our costs. If alternate technology cannot be obtained or developed, we may not be able to offer certain functionality as part of our offerings, which could adversely affect our business, financial condition and results of operations.
We process, store and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, and violation of these privacy obligations could result in a claim for damages, regulatory action, loss of business, or unfavorable publicity.
We receive, store and process personal information and other customer information, or personal information. There are numerous federal and state laws, as well as regulations and industry guidelines, regarding privacy and the storing, use, processing, disclosure and protection of personal information, the scope of which are changing, subject to differing interpretations, and may be inconsistent among countries or conflict with other rules. Additionally, laws, regulations, and standards covering marketing and advertising activities conducted by telephone, email, mobile devices and the internet may be applicable to our business, such as the Telephone Consumer Protection Act (the “TCPA”), the CAN-SPAM Act and similar state consumer protection laws. We generally seek to comply with industry standards and are subject to the terms of our own privacy policies and privacy-related obligations to third parties. We strive to comply with all applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data protection to the extent possible. It is possible, however, that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or regulations, making enforcement, and thus compliance requirements, ambiguous, uncertain, and potentially inconsistent. Any failure or perceived failure by us to comply with our privacy policies, privacy-related obligations to customers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized access to or unintended release of personally identifiable information or other customer data, may result in governmental enforcement actions, litigation, or public statements against us by consumer advocacy groups or others. Any of these events could cause us to incur significant costs in investigating and defending such claims and, if found liable, pay significant damages. Further, these proceedings and any subsequent adverse outcomes may cause our customers to lose trust in us, which could have an adverse effect on our reputation and business.
Any significant change to applicable laws, regulations or industry practices regarding the use or disclosure of personal information, or regarding the manner in which the express or implied consent of customers for the use and disclosure of personal information is obtained, could require us to modify our products and features, possibly in a material manner and subject to increased compliance costs, which may limit our ability to develop new features that make use of the personal information that our customers voluntarily share. For example, the California Consumer Privacy Act (the “CCPA”), which took effect on January 1, 2020, imposes obligations and restrictions on companies regarding their collection, use, and sharing of personal information and provides new and enhanced data privacy rights to California residents. The CCPA imposes a severe statutory damages framework. Several other states are actively considering privacy laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business.
Any of the foregoing could materially adversely affect our brand, reputation, business, results of operations, and financial condition.
Industry and economic risks
The housing market may not continue to grow at the same rate, or may decline, and any decline in our markets or for the homebuilding industry generally may materially and adversely affect our business and financial condition.
We cannot predict whether and to what extent the housing markets in the geographic areas in which we operate will continue to grow, particularly if interest rates for mortgage loans, land costs and construction costs rise. Other factors that might impact growth in the homebuilding industry include uncertainty in domestic and international financial, credit and consumer lending markets amid slow economic growth or recessionary conditions in various regions or industries around the world, including as a result of the COVID-19 pandemic, tight lending standards and practices for mortgage loans that limit consumers’ ability to qualify for mortgage financing to purchase a home, including increased minimum credit score requirements, credit risk/mortgage loan insurance premiums and/or other fees and required down payment amounts, higher home prices, more conservative appraisals, changing consumer preferences, higher loan-to-value ratios and extensive buyer income and asset documentation requirements, changes to mortgage regulations, population decline or slower rates of population growth in our markets or Federal Reserve policy changes. Given these factors, we can provide no assurance that the present housing market will continue to be strong, whether overall or in our markets. Because we depend on a limited number of markets for substantially all of our home sales, if these markets experience downturns in the housing market, our business, prospects and results of operations would be adversely impacted even if conditions in the broader economy or housing market did not suffer such a decline.
If there is limited economic growth, declines in employment and consumer income, changes in consumer behavior, including as a result of the COVID-19 pandemic, and/or tightening of mortgage lending standards, practices and regulation in the geographic areas in which we operate, or if interest rates for mortgage loans or home prices rise, there could likely be a corresponding adverse effect on our business, prospects, liquidity, financial condition and results of operations, including, but not limited to, the number of homes we sell, our average sales price of homes closed and the amount of revenues or profits we generate, and such effect may be material.
Regional factors affecting the homebuilding industry in our current markets could materially and adversely affect us.
Our business today is focused on the acquisition of suitable homesites and the design, construction and sale of primarily single-family homes in Southern California, Northern California, the Pacific Northwest and Colorado. A prolonged economic downturn in the future in one or more of these areas, or a particular industry that is fundamental to one or more of these areas, particularly within California, our largest market, could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations. Furthermore, if buyer demand for new homes in these markets decreases, home prices could decline, which would have a material adverse effect on our business.
The urban custom homebuilding industry is competitive, and if we are not able to successfully compete for homesites or offer better value to our customers, our business could decline.
We compete for desirable homesites in our urban housing markets with individual customers and smaller local custom homebuilders. In many cases, individual customers place a higher value on homesites with existing older homes than we do. Our business model requires us to tear down any existing structures before beginning construction, and we may be unable to bid competitively on such homesites while preserving acceptable margins. In addition, we regularly bid for homesites against smaller local custom homebuilders.

We also compete for customers in our urban housing markets primarily with smaller local custom homebuilders, some of which may have lower operating costs than us or may be willing to operate at lower margins than we consider acceptable. Many of our competitors also have longer operating histories and longstanding relationships with subcontractors and suppliers in the markets in which we operate or to which we may expand. This may give our competitors an advantage in marketing their products, securing materials and labor at lower prices and allowing their homes to be delivered to customers more quickly and at more favorable prices. We compete for, among other things, customers, financing, materials and skilled management and labor resources.
To a lesser extent, we also compete against national and regional builders. These builders are often able to offer homes in suburban and exurban areas at lower prices or that are larger or have more amenities due to lower land acquisition and development costs. Other qualitative factors, including school district prestige or performance, lower taxes or personal security perceptions, may make these communities more attractive to potential customers than homes in the urban housing markets that we target.
Increased competition could hurt our business, as it could prevent us from acquiring attractive homesites on which to build homes or make such acquisitions more expensive, hinder our market share expansion and cause us to increase our selling incentives and reduce our prices. These risks may be exacerbated if an institutional production-scale developer enters the urban housing markets in which we operate. Additionally, an oversupply of homes available for sale or discounting of home prices could periodically adversely affect demand for our homes in certain markets and could adversely affect pricing for homes in the markets in which we operate.
If we are unable to compete effectively in our markets, our business could decline disproportionately to our competitors, and our results of operations and financial condition could be adversely affected. We can provide no assurance that we will be able to continue to compete successfully in any of our markets. Our inability to continue to compete successfully in any of our markets could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.
New and existing laws and regulations or other governmental actions may increase our expenses, limit the number of homes that we can build or delay completion of our projects.
We are subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, building design, construction, accessibility, anti-discrimination and other matters. Specifically, we may encounter zoning changes that impact our operations. For example, some cities have taken steps toward eliminating the development of single-family homes in favor of multi-family units. If this were to happen in our markets, we would need to modify our operations to design and build multi-family units. Additionally, difficulties or failures in obtaining required permits or other regulatory approvals could delay or prevent our construction projects from moving forward, and the suspension of, or inability to renew, a permit could interrupt ongoing projects. As a result of any of these statutes, ordinances, rules or regulations, the timing of our construction projects and home sales could be delayed, the number of our home sales could decline and/or our costs could increase, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.
Changes to population growth rates in certain of the markets in which we operate or plan to operate could affect the demand for homes in these regions.
Slower rates of population growth or population declines in our key markets in the United States, especially as compared to the high population growth rates in prior years, could affect the demand for housing, cause home prices in these markets to fall and adversely affect our plans for growth and our business, financial condition and operating results. Furthermore, while we have recently observed an increase in our business as a result of people moving to the suburbs during the COVID-19 pandemic, we cannot assure you that this trend will continue or not reverse.
Any limitation on, or reduction or elimination of, tax benefits associated with homeownership would have an adverse effect upon the demand for homes, which could be material to our business.
While tax laws generally permit significant expenses associated with homeownership, primarily mortgage interest expense and real estate taxes, to be deducted for the purpose of calculating an individual’s federal and, in many cases, state taxable income, the ability to deduct mortgage interest expense and real estate taxes for federal income tax purposes is limited. The federal government or a state government may change its income tax laws by eliminating, limiting or substantially reducing these income tax benefits without offsetting provisions, which may increase the after-tax cost of owning a new home for many of our potential customers. For example, the Tax Cuts and Jobs Act, which became effective January 1, 2018, contained substantial changes to the Internal Revenue Code of 1986, as amended (the “Code”), including (i) limitations on the ability of our customers to deduct property taxes, (ii) limitations on the ability of our customers to deduct mortgage interest and (iii) limitations on the ability of our customers to deduct state and local income taxes. Any further future changes may have an adverse effect on the homebuilding industry in general. For example, the further loss or reduction of homeowner tax deductions could decrease the demand for new homes. Any such future changes could also have a material adverse impact on our business, prospects, liquidity, financial condition and results of operations.
Fluctuations in real estate values may require us to write-down the book value of our real estate assets.
The homebuilding industry is subject to significant variability and fluctuations in real estate values. As a result, we may be required to write-down the book value of our real estate assets in accordance with GAAP, and some of those write-downs could be material. Any material write-downs of assets could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.
Tightening of mortgage lending standards and mortgage financing requirements, untimely or incomplete mortgage loan originations for our customers and rising mortgage interest rates could adversely affect the availability of mortgage loans for potential purchasers of our homes and thereby materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.
Most of our customers finance their purchases through lenders that provide mortgage financing. Mortgage interest rates have generally trended downward for the last several decades and reached historic lows in late 2020 and early 2021, which has made the homes we sell more affordable. We cannot, however, predict whether mortgage interest rates will remain low or rise. If mortgage interest rates increase, the ability of prospective customers to finance home purchases may be adversely affected, and, as a result, our operating results may be significantly negatively impacted. Our homebuilding activities are dependent upon the availability of mortgage financing to customers, which is expected to be impacted by continued regulatory changes and fluctuations in the risk appetites of lenders. The financial documentation, down payment amounts and income to debt ratio requirements are subject to change and could become more restrictive.
In addition, certain current regulations impose, and future regulations may strengthen or impose new, standards and requirements relating to the origination, securitization and servicing of residential consumer mortgage loans, which could further restrict the availability and affordability of mortgage loans and the demand for such loans by financial intermediaries and, as a result, adversely affect our home sales, financial condition and results of operations. Further, if, due to credit or consumer lending market conditions, reduced liquidity, increased risk retention or minimum capital level obligations and/or regulatory restrictions related to certain regulations, laws or other factors or business decisions, these lenders refuse or are unable to provide mortgage loans to our customers, or increase the costs to borrowers to obtain such loans, the number of homes we close and our business, prospects, liquidity, financial condition and results of operations may be materially adversely affected.
Many of our potential move-up customers must sell their existing homes in order to buy a home from us. A limited availability of suitable mortgage financing could prevent customers from buying our homes and could prevent buyers of our customers’ homes from obtaining mortgages they need to complete such purchase, either of which could result in potential customers’ inability to buy a home from us. If potential customers or the buyers of our customers’ current homes are not able to obtain suitable financing, the result could have a material adverse effect on our sales, profitability, ability to service our debt obligations and future cash flows.
Interest rate changes, and the failure to hedge against them, may adversely affect us.
We have in the past and may in the future borrow money to finance acquisitions related to homesites, construction activity or other companies. The borrowings may bear interest at variable rates. Interest rate changes could affect our interest payments, and our future earnings, results of operations and cash flows may be adversely affected, assuming other factors are held constant.
We currently do not hedge against interest rate fluctuations. We may in the future obtain one or more forms of interest rate protection in the form of swap agreements, interest rate cap contracts or similar agreements to hedge against the possible negative effects of interest rate fluctuations. We cannot, however, assure you that any hedging will adequately relieve the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations thereunder. In addition, we may be subject to risks of default by hedging counterparties. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable. We could be required to liquidate one or more of our assets at times which may not permit us to receive an attractive return on our assets in order to meet our debt service obligations.
Natural disasters, severe weather and adverse geologic conditions may increase costs, cause project delays and reduce consumer demand for housing, all of which could materially and adversely affect us.
Our homebuilding operations are located in many areas that are subject to natural disasters, severe weather or adverse geologic conditions. These include, but are not limited to, hurricanes, tornadoes, droughts, floods, brushfires, wildfires, prolonged periods of precipitation, landslides, soil subsidence, earthquakes and other natural disasters. Our corporate headquarters are located in Aliso Viejo, California, an area that is impacted by earthquakes and severe wildfires, and our operations may be substantially disrupted if our corporate headquarters are forced to close. The occurrence of any of these events could damage our homesites and projects, cause delays in completion of our projects, reduce consumer demand for housing and cause shortages and price increases in labor or materials, any of which could affect our sales and profitability. Furthermore, the occurrence of natural disasters, severe weather and other adverse geologic conditions has increased in recent years due to climate change and may continue to increase in the future. Climate change may have the effect of making the risks described above occur more frequently and more severely, which could amplify the adverse impact on our business, prospects, liquidity, financial condition and results of operations.
There are some risks of loss for which we may be unable to purchase insurance coverage. For example, losses associated with hurricanes, landslides, prolonged periods of precipitation, earthquakes and other weather-related and geologic events may not be insurable and other losses, such as those arising from terrorism, may not be economically insurable. A sizeable uninsured loss could materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.
We and our subcontractors are subject to environmental laws, which may increase our costs, result in liabilities, delay completion of our projects and adversely affect our financial condition, results of operations and cash flows.
We and our subcontractors are subject to various federal, state and local environmental laws, ordinances, rules and regulations, including those promulgated by the Environmental Protection Agency and analogous state agencies. As current and former owners, lessees and operators of real property, we can be held liable for the investigation or remediation of contamination at or from such properties, in some circumstances irrespective of whether we knew of or caused such contamination. Our construction costs may increase and we may face future investigation and remediation costs as a result of the presence of hazardous substances such as petroleum products or asbestos, the discovery of currently unknown environmental conditions, more stringent standards regarding existing contamination or changes in legislation, laws, ordinances, rules or regulations or their interpretation or enforcement. More burdensome environmental regulatory requirements may increase our costs, result in liabilities, delay completion of our projects and adversely affect our financial condition, results of operations and cash flows.
Environmental laws and regulations relating to climate change and energy can have an adverse impact on our activities, operations and profitability and on the availability and price of certain materials, such as lumber, steel and concrete.
There is a growing concern from advocacy groups and the general public that the emissions of greenhouse gases and other human activities have caused, and will continue to cause, significant changes in weather patterns and temperatures and the frequency and severity of natural disasters. Government mandates, standards and regulations enacted in response to these projected climate change impacts and concerns could result in restrictions on land use in certain areas or increased energy, transportation and material costs. A variety of new legislation has been and may, in the future, be enacted or considered for enactment at the federal, state and local levels relating to climate change and energy. This legislation could relate to, for example, matters such as greenhouse gas emissions control and building and other codes that impose energy efficiency standards or require energy saving construction materials. New building or other code requirements that impose stricter energy efficiency standards or requirements for building materials could significantly increase our cost to construct homes. As climate change concerns continue to grow, legislation, regulations, mandates, standards and other requirements of this nature are expected to continue to be enacted and become costlier for us to comply with. Similarly, energy-related initiatives affect a wide variety of companies throughout the United States, and, because our operations are heavily dependent on significant amounts of materials, such as lumber, steel and concrete, these initiatives could have an adverse impact on our operations and profitability to the extent the manufacturers and suppliers of our materials are burdened with expensive cap and trade or similar energy-related regulations or requirements.
Compliance with occupational safety and health requirements and best practices can be costly, and noncompliance with such requirements may result in potentially significant penalties, operational delays and adverse publicity.
The fabrication and installation of building products may pose certain health and safety risks to our employees and subcontractors. Our operations are subject to regulation under the U.S. Occupational Safety and Health Act (“OSHA”) and equivalent state laws. Changes to OSHA requirements, or stricter interpretation or enforcement of existing laws or regulations, could result in increased costs. If we fail to comply with applicable OSHA regulations, even if no work-related serious injury or death occurs, we may be subject to civil or criminal enforcement and be required to pay substantial penalties, incur significant capital expenditures, or suspend or limit operations. Any accidents, citations, violations, injuries or failure to comply with industry best practices may subject us to adverse publicity, damage our reputation and competitive position and adversely affect our business.
Volatility in the credit and capital markets may impact our cost of capital and our ability to access necessary financing and the difficulty in obtaining sufficient capital could prevent us from acquiring homesites for our home construction or increase costs and delays in the completion of our homebuilding expenditures.
If we require working capital greater than that provided by our operations and our available financing sources, we may be required to seek to increase the amount available under our existing financing arrangements or to seek alternative financing, which might not be available on terms that are favorable or acceptable. If we are required to seek financing to fund our working capital requirements, volatility in credit or capital markets may restrict our flexibility to successfully obtain additional financing on terms acceptable to us, or at all. If we are at any time unsuccessful in obtaining sufficient capital to fund our planned homebuilding expenditures, we may experience a substantial delay in the completion of homes then under construction, or we may be unable to control or purchase finished building homesites. Any delay could result in cost increases and could have a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows. In connection with this offering, we have pursued new lending arrangements, including a new syndicated, unsecured revolving credit facility that we intend to enter into concurrently with the closing of this offering. There can be no assurance, however, that we are able to obtain financing under a new credit facility on terms favorable to us, if at all. Another source of liquidity includes our ability to use letters of credit and surety bonds that are generally issued. These letters of credit and surety bonds relate to certain performance-related obligations. These letters of credit and surety bonds are generally subject to certain financial covenants and other limitations. If we are unable to obtain adequate financing when required, or the conditions imposed by lenders increase significantly, our liquidity and results of operations could be adversely affected.
Our industry is cyclical and adverse changes in general and local economic conditions could reduce the demand for homes and, as a result, could have a material adverse effect on us.
Our business can be substantially affected by adverse changes in general economic or business conditions that are outside of our control, including changes in short-term and long-term interest rates; employment levels and job and personal income growth; housing demand from population growth, household formation and other demographic changes, among other factors; availability and pricing of mortgage financing for customers; consumer confidence generally and the confidence of potential customers in particular; consumer spending; financial system and credit market stability; private party loan programs (including changes in credit risk/mortgage loan insurance premiums and/or other fees, down payment requirements and underwriting standards), and federal and state regulation, oversight and legal action regarding lending, appraisal, foreclosure and short sale practices; federal and state personal income tax rates and provisions, including provisions for the deduction of mortgage loan interest payments, real estate taxes and other expenses; supply of and prices for available new or resale homes (including lender-owned homes) and other housing alternatives, such as apartments, single-family rentals and other rental housing; homebuyer interest in our current or new product designs and locations; general consumer interest in purchasing a home compared to choosing other housing alternatives; interest of financial institutions or other businesses in purchasing wholesale homes; and real estate taxes. Adverse changes in these conditions may affect our business nationally or may be more prevalent or concentrated in particular submarkets in which we operate. Inclement weather, natural disasters (such as earthquakes, hurricanes, tornadoes, floods, prolonged periods of precipitation, droughts and fires), other calamities and other environmental conditions can delay the delivery of our homes and/or increase our costs. Civil unrest or acts of terrorism can also have a negative effect on our business. If the single-unit homebuilding industry experiences another significant or sustained downturn, it would materially adversely affect our business and results of operations in future years.
The potential difficulties described above can cause demand and prices for our homes to fall or cause us to take longer and incur more costs to build our homes. We may not be able to recover these increased costs by raising prices because of market conditions. The potential difficulties described above could also lead some customers to cancel or refuse to honor their home purchase contracts altogether.
Inflation could adversely affect our business and financial results.
Inflation could adversely affect our business and financial results by increasing the costs of land, materials and labor needed to operate our business. If our markets have an oversupply of homes relative to demand, we may be unable to offset any such increases in costs with corresponding higher sales prices for our homes. Inflation may also accompany higher interest rates, which could adversely impact potential customers’ ability to obtain financing on favorable terms, thereby further decreasing demand. If we are unable to raise the prices of our homes to offset the increasing costs of our operations, our margins could decrease. Furthermore, if we need to lower the price of our homes to meet demand, the value of our inventory may decrease. Inflation may also raise our costs of capital and decrease our purchasing power, making it more difficult to maintain sufficient funds to operate our business.
Difficulties with appraisal valuations in relation to the proposed sales price of our homes could force us to reduce the price of our homes for sale.
Each of our home sales may require an appraisal of the home value before closing. These appraisals are professional judgments of the market value of the property and are based on a variety of market factors. If our internal valuations of the market and pricing do not line up with the appraisal valuations, and appraisals are not at or near the agreed upon sales price, we may be forced to reduce the sales price of the home to complete the sale. These appraisal issues could have a material adverse effect on our business and results of operations.
If the market value of our inventory declines, our profits could decrease and we may incur losses.
The market value of housing inventories can fluctuate significantly as a result of changing market conditions. In addition, inventory carrying costs can be significant and can result in losses in a poorly performing market. Any inventory impairments may result in a loss that could have a material adverse effect on our profitability, stock performance, ability to service our debt obligations and future cash flows.
Risks related to our organization and structure and tax matters
We are a holding company, and accordingly, we are dependent upon distributions from our subsidiaries to pay dividends, if any, taxes and other expenses and make payments under the Tax Receivable Agreement.
We are a holding company and will have no material assets other than our ownership of equity interests in our subsidiaries. We have no independent means of generating revenues. Substantially all of our assets are held through subsidiaries of TJH Opco. TJH Opco’s cash flow is dependent on cash distributions from its subsidiaries, and in turn, substantially all of our cash flow is dependent on cash distributions from TJH Opco. The creditors of each of our direct and indirect subsidiaries are entitled to payment of that subsidiary’s obligations to them, when due and payable, before distributions may be made by that subsidiary to its equity holders.
TJH Opco’s ability to make distributions to us depends on its subsidiaries’ ability to first satisfy their obligations to their creditors. We intend to cause TJH Opco to make distributions to us in an amount sufficient to cover our expenses, all applicable taxes payable and dividends, if any, declared by us and to enable us to make payments under the Tax Receivable Agreement, and our ability to do so depends on TJH Opco’s ability to first satisfy its obligations to its creditors.

In addition, our participation in any distribution of the assets of any of our direct or indirect subsidiaries upon any liquidation, reorganization or insolvency is only after the claims of such subsidiaries’ creditors, including trade creditors, are satisfied. Furthermore, our future financing arrangements may contain negative covenants, limiting the ability of our subsidiaries to declare or pay dividends or make distributions. To the extent that we need funds, and our subsidiaries are restricted from declaring or paying such dividends or making such distributions under applicable law or regulations, or otherwise unable to provide such funds, for example, due to restrictions in future financing arrangements that limit the ability of our operating subsidiaries to distribute funds, our liquidity and financial condition could be materially harmed.
We will be required to pay over to continuing members of TJH Holdco and the Oaktree Direct Stockholder (and, in each case, permitted transferees) most of the tax benefits we receive from, (i) in the case of continuing members of TJH Holdco, increases in tax basis (and certain other tax benefits) attributable to our acquisition of units of TJH Opco in connection with this offering and in the future, and (ii) in the case of the Oaktree Direct Stockholder, certain tax attributes of the Oaktree Blocker Entity (including net operating losses) that existed prior to this offering (and certain other tax benefits), and the amount of those payments are expected to be substantial.
We will enter into a Tax Receivable Agreement with TJH Holdco, continuing members of TJH Holdco, the Oaktree Direct Stockholder and the representative of such continuing members of TJH Holdco and the Oaktree Direct Stockholder (the “TRA Representative”). The Tax Receivable Agreement will provide for payment by us of 85% of the amount of the net cash tax savings, if any, that we realize (or, under certain circumstances, are deemed to realize) as a result of, (i)(A) in the case of continuing members of TJH Holdco, increases in tax basis (and certain other tax benefits) resulting from our acquisition of TJH Opco units from pre-IPO members of TJH Opco in connection with this offering and in future exchanges, and (B) in the case of the Oaktree Direct Stockholder, certain tax attributes of the Oaktree Blocker Entity (including net operating losses) that existed prior to this offering (and certain other tax benefits) and (ii) any payments we make under the Tax Receivable Agreement (including tax benefits related to imputed interest). We will retain the benefit of the remaining 15% of these net cash tax savings.
The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or have expired, unless we exercise our right to terminate the Tax Receivable Agreement (or it is terminated due to a change in control or our breach of a material obligation thereunder), in which case, we will be required to make the termination payment specified in the Tax Receivable Agreement. In addition, payments we make under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. If all of the continuing members of TJH Holdco were to exchange their TJH Opco units, we would recognize a deferred tax asset of approximately $   million and a liability of approximately $   million, assuming (i) that the continuing members of TJH Holdco redeemed or exchanged all of their TJH Opco units immediately after the completion of this offering at an assumed initial public offering price of $   per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), (ii) no material changes in relevant tax law, (iii) a constant combined effective income tax rate of   % and (iv) that we have sufficient taxable income in each year to realize on a current basis the increased depreciation, amortization and other tax benefits that are the subject of the Tax Receivable Agreement. The actual future payments to the continuing members of TJH Holdco and the Oaktree Direct Stockholder will vary based on the factors discussed below, and estimating the amount and timing of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, as the calculation of amounts payable depends on a variety of factors and future events. We expect to receive distributions from TJH Opco in order to make any required payments under the Tax Receivable Agreement. However, we may need to incur debt to finance payments under the Tax Receivable Agreement to the extent such distributions or our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.
The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending on a number of factors, including the price of our Class A common stock at the time of the exchange; the timing of future exchanges; the extent to which exchanges are taxable; the amount and timing of the utilization of tax attributes; the amount, timing and character of our income; the U.S. federal, state and local tax rates then applicable; the amount of each exchanging unitholder’s tax basis in its units at the time of the relevant exchange; the depreciation and amortization periods that apply to the increases in tax basis; the timing and amount of any earlier payments that we may have made under the Tax Receivable Agreement and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. As a result of the increases in the tax basis of the tangible and intangible assets of TJH Opco attributable to the exchanged TJH Opco interests, and certain other tax benefits, the payments that we will be required to make to the holders of rights under the Tax Receivable Agreement may be substantial. There may be a material negative effect on our financial condition and liquidity if, as described below, the payments under the Tax Receivable Agreement exceed the actual benefits we receive in respect of the tax attributes subject to the Tax Receivable Agreement and/or distributions to us by TJH Opco are not sufficient to permit us to make payments under the Tax Receivable Agreement.
In certain circumstances, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual tax benefits, if any, that we actually realize.
The Tax Receivable Agreement will provide that if (i) we exercise our right to early termination of the Tax Receivable Agreement in whole (that is, with respect to all benefits due to all beneficiaries under the Tax Receivable Agreement) or in part (that is, with respect to all benefits due to certain beneficiaries under the Tax Receivable Agreement), (ii) we experience certain changes in control, (iii) the Tax Receivable Agreement is rejected in certain bankruptcy proceedings, (iv) we fail (subject to certain exceptions) to make a payment under the Tax Receivable Agreement within three months after the due date or (v) we materially breach our obligations under the Tax Receivable Agreement, we will be obligated to make an early termination payment to holders of rights under the Tax Receivable Agreement equal to the present value of all payments that would be required to be paid by us under the Tax Receivable Agreement. The amount of such payments will be determined on the basis of certain assumptions in the Tax Receivable Agreement, including (i) the assumption that we would have enough taxable income in the future to fully utilize the tax benefit resulting from the tax assets that are the subject of the Tax Receivable Agreement, (ii) the assumption that any non-amortizable assets are deemed to be disposed of in a fully taxable transaction on the fifteenth anniversary of the earlier of the basis adjustment and the early termination date; (iii) the assumption that U.S. federal, state and local tax rates will be the same as in effect on the early termination date, unless scheduled to change; and (iv) the assumption that any units of TJH Opco (other than those held by us) outstanding on the termination date are deemed to be exchanged for an amount equal to the market value of the corresponding number of shares of Class A common stock on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates. The amount of the early termination payment is determined by discounting the present value of all payments that would be required to be paid by us under the Tax Receivable Agreement at a rate equal to .
Moreover, as a result of an elective early termination, a change in control or our material breach of our obligations under the Tax Receivable Agreement, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash savings under the Tax Receivable Agreement. Thus, our obligations under the Tax Receivable Agreement could have a substantial negative effect on our financial condition and liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. We cannot assure you that we will be able to finance any early termination payment. It is also possible that the actual benefits ultimately realized by us may be significantly less than were projected in the computation of the early termination payment. We will not be reimbursed if the actual benefits ultimately realized by us are less than were projected in the computation of the early termination payment.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine and the IRS or another tax authority may challenge all or part of the tax basis increases, as well as other related tax positions we take, and a court could sustain such challenge. If any tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, we would be entitled to reduce future amounts otherwise payable to a holder of rights under the Tax Receivable Agreement to the extent the holder has received excess payments. However, the required final and binding determination that a holder of rights under the Tax Receivable Agreement has received excess payments may not be made for a number of years following commencement of any challenge, and we will not be permitted to reduce its payments under the Tax Receivable Agreement until there has been a final and binding determination, by which time sufficient subsequent payments under the Tax Receivable Agreement may not be available to offset prior payments for disallowed benefits. We will not be reimbursed for any payments previously made under the Tax Receivable Agreement if the basis increases described above are successfully challenged by the IRS or another taxing authority. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement that are significantly in excess of the benefit that we actually realize in respect of the increases in tax basis (and utilization of certain other tax benefits) and we may not be able to recoup those payments, which could adversely affect our financial condition and liquidity.

In certain circumstances, TJH Opco will be required to make distributions to us and the existing members of TJH Holdco, and the distributions that TJH Opco will be required to make may be substantial.
TJH Opco is expected to be treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to entity-level U.S. federal income tax. Instead, taxable income will be allocated to members, including us, pursuant to the TJH Opco LLC Agreement. TJH Opco will make tax distributions to its members, including us, which generally will be pro rata based on the ownership of TJH Opco units, calculated using an assumed tax rate, to help each of the members to pay taxes on that member’s allocable share of TJH Opco’s net taxable income. Under applicable tax rules, TJH Opco is required to allocate net taxable income disproportionately to its members in certain circumstances. Because tax distributions will be determined based on the member who is allocated the largest amount of taxable income on a per unit basis and on an assumed tax rate that is the highest possible rate applicable to any member, but will be made pro rata based on ownership of TJH Opco units, TJH Opco will be required to make tax distributions that, in the aggregate, will likely exceed the aggregate amount of taxes payable by its members with respect to the allocation of TJH Opco income.
Funds used by TJH Opco to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions TJH Opco will be required to make may be substantial, and may significantly exceed (as a percentage of TJH Opco’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. In addition, because these payments will be calculated with reference to an assumed tax rate, and because of the disproportionate allocation of net taxable income, these payments likely will significantly exceed the actual tax liability for many of the members of TJH Opco.
As a result of potential differences in the amount of net taxable income allocable to us and to the existing members of TJH Opco, as well as the use of an assumed tax rate in calculating TJH Opco’s distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. We may choose to manage these excess distributions through a number of different approaches, including by applying them to general corporate purposes.
We may be required to pay additional taxes because of the U.S. federal partnership audit rules and potentially also state and local tax rules.
Under the U.S. federal partnership audit rules, subject to certain exceptions, audit adjustments to items of income, gain, loss, deduction, or credit of an entity (and any holder’s share thereof) is determined, and taxes, interest, and penalties attributable thereto, are assessed and collected, at the entity level. TJH Opco (or any of its applicable subsidiaries or other entities in which TJH Opco directly or indirectly invests that are treated as partnerships for U.S. federal income tax purposes) may be required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a member of TJH Opco (or such other entities), could be required to indirectly bear the economic burden of those taxes, interest, and penalties even though we may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. Audit adjustments for state or local tax purposes could similarly result in TJH Opco (or any of its applicable subsidiaries or other entities in which TJH Opco directly or indirectly invests) being required to pay or indirectly bear the economic burden of state or local taxes and associated interest, and penalties.
Under certain circumstances, TJH Opco or an entity in which TJH Opco directly or indirectly invests may be eligible to make an election to cause members of TJH Opco (or such other entity) to take into account the amount of any understatement, including any interest and penalties, in accordance with such member’s share in TJH Opco in the year under audit. We will decide whether or not to cause TJH Opco to make this election; however, there are circumstances in which the election may not be available and, in the case of an entity in which TJH Opco directly or indirectly invests, such decision may be outside of our control. If TJH Opco or an entity in which TJH Opco directly or indirectly invests does not make this election, the then-current members of TJH Opco could economically bear the burden of the understatement.
If TJH Opco were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and TJH Opco might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement, even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.
We intend to operate such that TJH Opco does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is an entity that otherwise would be treated as a partnership for U.S. federal income tax purposes, the interests of which are traded on an established securities market or readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of TJH Opco units pursuant to the TJH Opco LLC Agreement or other transfers of TJH Opco units could cause TJH Opco to be treated like a publicly traded partnership. From time to time the U.S. Congress has considered legislation to change the tax treatment of partnerships and there can be no assurance that any such legislation will not be enacted or if enacted will not be adverse to us.
If TJH Opco were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for us and TJH Opco, including as a result of our inability to file a consolidated U.S. federal income tax return with TJH Opco. In addition, we may not be able to realize tax benefits covered under the Tax Receivable Agreement and would not be able to recover any payments previously made by us under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of TJH Opco’s assets) were subsequently determined to have been unavailable.
Non-U.S. holders may be subject to U.S. federal income and withholding tax on gain realized on the sale or disposition of shares of our Class A common stock.
Because of our anticipated holdings in U.S. real property interests following the completion of the Reorganization and this offering, we believe we will be and will remain a “United States real property holding corporation” for U.S. federal income tax purposes. As a result, a non-U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders”) generally will be subject to U.S. federal income tax on any gain realized on a sale or disposition of shares of our Class A common stock unless our Class A common stock is regularly traded on an established securities market (within the meaning of applicable Treasury regulations) and such non-U.S. holder did not actually or constructively hold more than 5% of our Class A common stock at any time during the shorter of (a) the five-year period preceding the date of the sale or disposition and (b) the non-U.S. holder’s holding period in such stock. In addition, if our Class A common stock is not regularly traded on an established securities market (within the meaning of applicable Treasury regulations), a purchaser of the stock generally will be required to withhold and remit to the IRS 15% of the purchase price. A non-U.S. holder also will be required to file a U.S. federal income tax return for any taxable year in which it realizes a gain from the disposition of our Class A common stock that is subject to U.S. federal income tax. We anticipate that our Class A common stock will be regularly traded on an established securities market following this offering. However, no assurance can be given in this regard, and no assurance can be given that our Class A common stock will remain regularly traded in the future. Non-U.S. holders should consult their tax advisors concerning the consequences of disposing of shares of our Class A common stock.
Future changes to tax laws or our effective tax rate could materially and adversely affect our company and reduce net returns to our stockholders.
Our tax treatment is subject to the enactment of, or changes in, tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in various jurisdictions. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the taxation of partnerships and other pass-through entities. As a result, the tax laws in the United States and in jurisdictions which we do business could change on a prospective or retroactive basis, and any such changes could have an adverse effect on our worldwide tax liabilities, business, financial condition and results of operations. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our stockholders, and increase the complexity, burden and cost of tax compliance.
Our businesses are subject to income taxation in the United States. Effective tax rates may be subject to significant change. If our effective tax rate increases, our operating results and cash flow could be adversely affected. Our effective income tax rate can vary significantly between periods due to a number of complex factors including, but not limited to, projected levels of taxable income in each jurisdiction, tax audits conducted and settled by various tax authorities, and adjustments to income taxes upon finalization of income tax returns.

We depend on key management personnel and other experienced employees.
Our success depends to a significant degree upon the contributions of certain key management personnel, including, but not limited to, Tommy Beadel, our founder, Chairman of our board of directors and Chief Executive Officer. Although we have entered into an employment agreement with Mr. Beadel, there is no guarantee that he will remain employed by us. Our ability to retain our key management personnel or to attract suitable replacements should any members of our management team leave is dependent on the competitive nature of the employment market. The loss of services from key management personnel or a limitation in their availability could materially and adversely impact our business, prospects, liquidity, financial condition and results of operations. Further, such a loss could be negatively perceived in the capital markets. We have not obtained key man life insurance that would provide us with proceeds in the event of the death or disability of any of our key management personnel.
Experienced employees in the homebuilding, development and construction industries are fundamental to our ability to generate, obtain and manage opportunities and are also highly sought after. Failure to attract and retain such personnel or to ensure that their experience and knowledge is not lost when they leave the business through retirement, redundancy or otherwise may adversely affect the standards of our service and may have an adverse impact on our business, prospects, liquidity, financial condition and results of operations.
Risks related to this offering and ownership of our class a common stock
There is currently no public market for shares of our Class A common stock, a trading market for our Class A common stock may never develop following this offering and our Class A common stock price may be volatile and could decline substantially following this offering.
Prior to this offering, there has been no market for shares of our Class A common stock. Although we intend to list our Class A common stock on   , an active trading market for the shares of our Class A common stock may never develop, or if one develops, it may not be sustained following this offering. Accordingly, no assurance can be given as to the following:
•	the likelihood that an active trading market for shares of our Class A common stock will develop or be sustained;
•	the liquidity of any such market;
•	the ability of our stockholders to sell their shares of Class A common stock; or
•	the price that our stockholders may obtain for their Class A common stock.
If an active market does not develop or is not maintained, the market price of our Class A common stock may decline, and you may not be able to sell your shares of our Class A common stock. Even if an active trading market develops for our Class A common stock subsequent to this offering, the market price of our Class A common stock may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates and market conditions in general could have a significant impact on the future market price of our Class A common stock.
Furthermore, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our Class A common stock could fluctuate based upon factors that have little or nothing to do with our operations, and these fluctuations could materially reduce the price of our Class A common stock and materially affect the value of your investment in our Class A common stock.

The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended, and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and divert the attention of management, and we may be unable to comply with these requirements in a timely or cost-effective manner.
As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC, including filing quarterly and annual financial statements, and the requirements of the   , with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:
•	institute a more comprehensive compliance function, including for financial reporting and disclosures;
•	continue to prepare and distribute periodic public reports in compliance with our obligations under federal securities laws;
•	comply with rules promulgated by ;
•	continue to prepare and distribute periodic public reports in compliance with our obligations under federal securities laws;
•	enhance our investor relations function;
•	establish new internal policies, such as those relating to insider trading; and
•	involve and retain to a greater degree outside counsel and accountants in the above activities.
The changes necessitated by becoming a public company require a significant commitment of resources and management oversight that has increased, and may continue to increase, our costs and might place a strain on our systems and resources. Such costs could have a material adverse effect on our business, financial condition and results of operations.
Furthermore, while we generally must comply with Section 404 of the Sarbanes-Oxley Act for our fiscal year ending December 31, 2022, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting until as late as our annual report for the fiscal year ending December 31, 2026. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, operated or reviewed or that discloses a material weakness identified by our management in our internal control over financial reporting. Compliance with these requirements may strain our resources, increase our costs and divert the attention of management, and we may be unable to comply with these requirements in a timely or cost-effective manner.
In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
We have identified material weaknesses in our internal control over financial reporting, and if we fail to remediate these material weaknesses, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence and the price of our common stock.
Prior to the completion of this offering, we have been a private company with limited accounting personnel to adequately execute our accounting processes and limited supervisory resources with which to address our internal control over financial reporting. As a private company, we have not designed or maintained an effective control environment as required of public companies under the rules and regulations of the SEC. Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, management and our independent registered public accounting firms, Ernst & Young LLP and Haskell & White LLP, identified several material weaknesses in our internal control over financial reporting in connection with our preparation and the audits of our financial statements for the years ended December 31, 2019 and 2020. A material weakness is a deficiency, or combination of deficiencies, in internal control over financing reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
The material weaknesses we and our independent registered public accounting firms identified are listed below:
•	we did not maintain sufficient GAAP and SEC accounting resources commensurate with those required of a public company;
•	our financial reporting closing process did not effectively determine all period-end adjustments with a sufficient level of precision;
•	given the high number of entities required to be consolidated on a monthly basis, we lacked proper controls or procedures in place to provide timely and accurate consolidations;
•	we did not establish policies and procedures that would ordinarily be critical in analyzing financial data and making decisions;
•	our current accounting ERP system lacked sophistication and functionality to be able to produce reports and estimates with accurate financial reporting accuracy; and
•
we did not employ an independent review of the monthly financial reports and trial balances to verify that such reports were accurate and reconciled properly to the supporting documentation and detailed schedules.

These material weaknesses resulted in adjustments to our current and prior year financial statements primarily related to real estate inventory, revenues, costs of sales and accrual of expenses and could result in a misstatement of any account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.
We have begun implementation of a plan to remediate these material weaknesses. These remediation measures are ongoing and include hiring additional accounting and financial reporting personnel, including a third-party advisory firm, and implementing additional policies, procedures and controls.
We cannot assure you that these measures will significantly improve or remediate the material weaknesses described above. The implementation of these remediation measures is in the early stages and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. As a result, the timing of when we will be able to fully remediate the material weaknesses is uncertain, and we may not fully remediate these material weaknesses during 2021. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that these control deficiencies or others would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. This, in turn, could jeopardize our ability to comply with our reporting obligations, limit our ability to access the capital markets and adversely impact our stock price.
We and our independent registered public accounting firms were not required to perform an evaluation of our internal control over financial reporting as of either December 31, 2020 or December 31, 2019 in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 after the completion of this offering. If we are unable to successfully remediate the existing material weakness in our internal control over financial reporting, the accuracy and timing of our financial reporting, and our stock price, may be adversely affected and we may be unable to maintain compliance with the applicable stock exchange listing requirements.
Implementing any appropriate changes to our internal controls may divert the attention of our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are adequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our services to new and existing customers.
Oaktree Fund and Beadel will have the ability to direct the voting of a majority of the voting power of our common stock, and their interests may conflict with those of our other stockholders.
Upon the completion of this offering, our common stock will consist of two classes: Class A and Class B. Holders of Class A common stock are entitled to one vote per share. Holders of Class B common stock are entitled to a number of votes that is equal to the aggregate number of Class B units in TJH Opco held by such holder. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by our amended and restated certificate of incorporation or by applicable law. Giving effect to the Reorganization and this offering (assuming the underwriters do not exercise their option to purchase additional shares of our Class A common stock), TJH Holdco (which will be controlled by Oaktree Fund VII and Beadel after the Reorganization), the Oaktree Direct Stockholder and certain other unitholders of TJH Holdco will beneficially own, in the aggregate, shares of our Class A and Class B common stock representing approximately   % of the aggregate voting power of our common stock and will be party to a Stockholder’s Agreement pursuant to which they will agree to cooperate with respect to the election of our directors and certain other matters. See “Certain Relationships and Related Person Transactions—Proposed Transactions with Thomas James Homes—Stockholder’s Agreement.”
As a result, Oaktree Fund and Beadel will be able to control matters requiring stockholder approval, including the election and removal of directors, changes to our organizational documents and significant corporate transactions, including any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership makes it unlikely that any holder or group of holders of our Class A common stock will be able to affect the way we are managed or the direction of our business. The interests of Oaktree Fund and Beadel with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders. Oaktree Fund and Beadel would have to approve any potential acquisition of us. The existence of significant stockholders may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management or limiting the ability of our other stockholders to approve transactions that they may deem to be in our best interests. Oaktree Fund’s and Beadel’s concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with significant stockholders.
The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering. In addition, an active, liquid and orderly trading market for our Class A common stock may not develop or be maintained, and our stock price may be volatile.
Prior to this offering, our Class A common stock was not traded on any market. An active, liquid and orderly trading market for our Class A common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our Class A common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A common stock, you could lose a substantial part or all of your investment in our Class A common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters, based on numerous factors and may not be indicative of the market price of our Class A common stock after this offering. See “Underwriting” in this prospectus for additional information. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering.
The following factors, among others, could affect our stock price:
•	the impact of the COVID-19 pandemic on us and the national and global economies;
•	our operating and financial performance;
•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;
•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;
•	changes in revenues or earnings estimates, or changes in recommendations or withdrawals of research coverage, by equity research analysts;
•	market and industry perception of our success, or lack thereof, in pursuing our growth strategies;
•
introductions or announcements of new products offered by us or significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors and the timing of such introductions or announcements;

•	our ability to effectively manage our growth;
•	speculation in the press or investment community;
•	the failure of research analysts to cover our Class A common stock;
•	whether investors or securities analysts view our stock structure unfavorably, particularly the significant voting control of our executive officers, directors and their affiliates;
•	our ability or inability to raise additional capital through the issuance of equity or debt or other arrangements and the terms on which we raise it;
•
additional shares of our Class A common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales, including if existing stockholders sell shares into the market when applicable “lock-up” periods end;

•	changes in accounting principles, policies, guidance, interpretations or standards;
•	additions or departures of key management personnel;
•	actions by our stockholders;
•	changes in operating performance and stock market valuations of companies in our industry, including our vendors and competitors;
•	trading volume of our Class A common stock;
•
price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole and those resulting from natural disasters, severe weather events, terrorist attacks and responses to such events;

•	lawsuits threatened or filed against us;
•	domestic and international economic, legal and regulatory factors unrelated to our performance; and
•	the realization of any risks described under this “Risk Factors” section.
The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.
We have broad discretion to use the proceeds from this offering, and our investment of those proceeds may not yield a favorable return.
Our management has broad discretion to spend the proceeds from this offering in ways with which you may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns. This could harm our business and could cause the price of our common stock to decline.

If securities or industry analysts do not publish research or reports about our business, they adversely change their recommendations regarding our Class A common stock or our operating results do not meet their expectations, our stock price could decline.
The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our Class A common stock, or if our operating results do not meet their expectations, our stock price could decline.
Investors in this offering will experience immediate and substantial dilution of $   per share.
Based on the assumed initial public offering price of $   per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $   per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our adjusted pro forma net tangible book value as of   after giving effect to this offering would have been $   per share. This dilution is due in large part to earlier investors having paid less than the initial public offering price when they purchased their shares. See “Dilution” in this prospectus for additional information.
Future offerings of debt securities, which would rank senior to our Class A common stock upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our Class A common stock for the purposes of dividend and liquidation distributions, may adversely affect the market price of our Class A common stock.
In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our Class A common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our Class A common stock, or both. Our preferred stock will have a preference on liquidating distributions and dividend payments, which could limit our ability to make a dividend distribution to the holders of our Class A common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our Class A common stock in this offering bear the risk of our future offerings reducing the market price of our Class A common stock and diluting their ownership interest in our company.
Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.
Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation or our bylaws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. In addition, our amended and restated certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We note, however, that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. This forum selection provision will not apply to claims brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This choice of forum provision may limit a stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons in jurisdictions other than Delaware, or state courts, in the case of claims arising under the Securities Act. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.
Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. The exclusive forum clause may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. See “Description of Capital Stock—Exclusive Forum Clause.”
We do not intend to pay cash dividends on our Class A common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.
We do not plan to declare cash dividends on shares of our Class A common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.
Sales of substantial amounts of our Class A common stock in the public markets, or the perception that they might occur, could reduce the price that our Class A common stock might otherwise attain and may dilute your voting power and your ownership interest in us.
Sales of a substantial number of shares of our Class A common stock in the public market after this offering, particularly sales by our directors, executive officers and significant stockholders, or the perception that these sales could occur, could adversely affect the market price of our Class A common stock and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. Upon completion of this offering, we will have   shares of Class A common stock outstanding and   shares of Class B common stock outstanding, assuming no exercise by the underwriters of their option to purchase additional shares of our Class A common stock.
All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act (“Rule 144”).
We are offering   shares of our Class A common stock as described in this prospectus (excluding the underwriters’ option to purchase up to   additional shares of our Class A common stock). Upon the completion of this offering, certain members of our management team will be granted equity awards covering an aggregate of    shares of Class A common stock and   shares of Class B common stock pursuant to our 2021 Equity Incentive Plan. The actual number of equity awards will be based upon the price at which the shares are sold to the public in this offering. In connection with this offering, we intend to file a registration statement on Form S-8 to register the total number of shares of our Class A common stock that may be issued under our 2021 Equity Incentive Plan, including the equity awards to be granted to certain members of our management team described above upon the completion of this offering pursuant to our 2021 Equity Incentive Plan.
Subject to certain exceptions, we, our officers and directors and record holders of substantially all of our Class A common stock and Class B common stock have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of capital stock without the permission of   on behalf of the underwriters, for a period of 180 days from the date of this prospectus. See “Underwriting” for more information on these agreements. When such lock-up period expires, we and our securityholders will be able to sell our Class A common stock, subject to the limitations set forth in the lock-up agreements, in the public market. In addition,   may, in its sole discretion, release all or some portion of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. See “Shares Eligible for Future Sale” for more information. Sales of a substantial number of our Class A common stock upon expiration of the lock-up agreements, or the perception that such sales may occur, or early release of the lock-up agreements, could cause our market price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.

The lock-up agreement executed by Oaktree Fund includes an exception allowing Oaktree Fund to pledge as collateral for loans up to 25% of the Class A common stock and Class B common stock that they beneficially own on the date of this prospectus. Should Oaktree Fund enter into such a loan, the lender may enter into derivative trades with respect to our Class A common stock to manage its exposure. Moreover, should the price of our Class A common stock fall significantly, the lender could potentially foreclose on the collateral and sell the shares of Class A common stock on the public market or to another third party. Any of these circumstances (or the perception that they could occur), could depress the market price of our Class A common stock.
Pursuant to a Registration Rights Agreement, and subject to the lock-up agreements described above, TJH Holdco, the Oaktree Direct Stockholder and certain other unitholders of TJH Holdco will have rights to require us to file registration statements covering the sale of shares of our Class A common stock issuable upon exchange of the corresponding Class B units of TJH Opco or to include such shares in registration statements that we may file for ourselves or other stockholders. See “Organizational Structure—The Reorganization—Registration Rights Agreement.”
We may also issue our shares of Class A common stock or securities convertible into shares of our Class A common stock from time to time in connection with a financing, acquisition, investment or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the market price of our Class A common stock to decline.
The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.
We, our officers and directors and holders of substantially all our Class A common stock have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 180 days following the date of this prospectus. The representatives of the underwriters, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See “Underwriting” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.
Provisions in our charter documents or Delaware law, as well as Oaktree Fund’s and Beadel’s beneficial ownership of all of our outstanding Class B common stock, could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock
Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each to be in effect immediately prior to the completion of this offering, could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:
•
establishing a staggered board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time. Commencing with the fourth annual meeting of stockholders following such time when Oaktree Fund and Beadel beneficially own, in the aggregate, less than 50% of the combined voting power of the outstanding common stock, directors of each class the term of which shall then expire shall be elected to hold office for a one-year term;

•	providing that the board of directors is expressly authorized to determine the size of our board of directors;
•
providing that stockholders can remove directors only for cause and, until the fourth annual meeting of stockholders following such time when Oaktree Fund and Beadel beneficially own, in the aggregate, less than 50% of the combined voting power of the outstanding common stock, only upon the approval of not less than 66 2/3% of our outstanding common stock at any time when Oaktree Fund and Beadel beneficially own, in the aggregate, less than 50% of the combined voting power of the outstanding common stock;

•
until the fourth annual meeting of stockholders following such time when Oaktree Fund and Beadel beneficially own, in the aggregate, less than 50% of the combined voting power of the outstanding common stock, requiring the approval of not less than 66 2/3% of our outstanding common stock to amend our amended and restated bylaws and certain provisions of our amended and restated certificate of incorporation or to approve any merger or consolidation with any other entity at any time when Oaktree Fund and Beadel beneficially own, in the aggregate, less than 50% of the combined voting power of our outstanding common stock;

•
prohibiting stockholder action by written consent, which requires stockholder actions to be taken at a meeting of our stockholders, except for so long as Oaktree Fund and Beadel beneficially own, in the aggregate, at least 50% of the combined voting power of our outstanding common stock;

•	providing that special meetings of the stockholders may only be called by or at the direction of the board of the directors;
•	establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders; and
•	providing that the board of directors is expressly authorized to adopt, or to alter or repeal, our bylaws.
Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, unless the business combination is approved in a prescribed manner. An interested stockholder includes a person, individually or together with any other interested stockholder, who within the last three years has owned 15% of our voting stock. Although we will opt out of Section 203, our amended and restated certificate of incorporation will include a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. Such restrictions, however, will not apply to any business combination between Beadel, Oaktree Fund, any direct or indirect equity holder of Oaktree, or any person that acquires (other than in connection with a registered public offering) our voting stock from Oaktree Fund or Beadel, or any of its affiliates or successors or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act and who is designated in writing by Oaktree Fund or Beadel, as a “Permitted Transferee”, on the one hand, and us, on the other.
Giving effect to the Reorganization and this offering (assuming the underwriters do not exercise their option to purchase additional shares of our Class A common stock), TJH Holdco (which will be controlled by Oaktree Fund VII and Beadel after the Reorganization), the Oaktree Direct Stockholder and certain other unitholders of TJH Holdco will beneficially own, in the aggregate, shares of our Class A and Class B common stock representing approximately   % of the aggregate voting power of our common stock, which will give them the ability to prevent a potential takeover of our company. If a change of control or change in management is delayed or prevented, the market price of our Class A common stock could decline.
We expect to be a “controlled company” within the meaning of the   rules and, as a result, will qualify for, and intend to rely on exemptions from certain corporate governance requirements.
Upon completion of this offering, Oaktree Fund and Beadel will beneficially own a majority of our outstanding voting interests. As a result, we expect to be a “controlled company” within the meaning of the   corporate governance standards. Under the   rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that:
•	a majority of such company’s board of directors consist of independent directors;
•	such company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing such committee’s purpose and responsibilities;
•	such company have a compensation committee that is composed entirely of independent directors with a written charter addressing such committee’s purpose and responsibilities; and
•	such company conduct an annual performance evaluation of the nominating and governance and compensation committees.
These requirements will not apply to us as long as we remain a controlled company. For at least some period following this offering, we intend to utilize certain of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the   corporate governance requirements. See “Management” in this prospectus for additional information.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.
We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosure regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700.0 million in market value of our Class A common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.
To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A common stock to be less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.
The historical and pro forma financial information in this prospectus may make it difficult to accurately predict our costs of operations in the future.
The historical financial information in this prospectus does not reflect the added costs we expect to incur as a public company or the resulting changes that will occur in our capital structure and operations. Our actual experience as a public company may vary significantly from the estimates we used in our pro forma financial information. For more information on our historical financial information and pro forma financial information, see “Unaudited Pro Forma Consolidated Financial Information and Other Data,” “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Organizational Structure—The Reorganization” and our consolidated financial statements included elsewhere in this prospectus.

Forward-looking statements
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this prospectus, including, without limitation, statements regarding our future results of operations or financial condition, business strategy and plans, expansion plans and strategy, economic conditions, both generally and in particular in the housing market in the regions we operate, and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “consider,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these words or other similar terms or expressions.
You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends, including those set forth in the Zonda market study, that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus, including, but not limited to, the following:
•	the impact of the COVID-19 pandemic on our business, results of operations and financial condition;
•	our inability to accurately price and manage homesites;
•	our failure to provide customers with an efficient and seamless homebuilding experience;
•	our inability to continue to maintain, improve and adapt our Fuse360 platform and marketplace to address the needs of our customers, our subcontractors and other participants in our marketplace;
•	our decision to expand in existing markets or enter new markets consuming significant financial and other resources and failing to achieve the desired results;
•	our growth depending in part on the success of our strategic relationships with third parties;
•	our business and results of operations depending on the availability, skill and performance of subcontractors;
•	a shortage of building materials or labor, or increases in materials or labor costs, delaying or increasing the cost of home construction;
•	increases in our home cancellation rate having a negative impact on our home sales revenues, results of operations, backlog and cost of sales;
•	our inability to maintain and enhance our brand, and thereby expand our customer base;
•	the ineffectiveness of our marketing efforts and our inability to attract buyers in a cost-effective manner;
•	significant warranty and liability claims arising in the ordinary course of business;
•	our inability to construct homes within expected timeframes, adversely affecting our results of operations;
•	inaccuracies in the estimates, forecasts and projections relating to our markets prepared by Zonda, which are based upon numerous assumptions and have not been independently verified by us;
•	declines in the housing markets in which we operate or in the homebuilding industry generally. which may materially and adversely affect our business and financial condition;
•	regional factors which affect the homebuilding industry in our current markets and could materially and adversely affect us;
•	competition in the urban custom homebuilding industry for homesites and to offer better value to our customers;
•	new and existing laws and regulations or other governmental actions which may increase our expenses, limit the number of homes that we can build or delay completion of our projects;
•	changes to population growth rates in certain of the markets in which we operate or plan to operate which could affect the demand for homes in these regions;

•	a significant disruption in service in our computer systems and third-party networks and mobile infrastructure, and our inability to maintain and scale the technology underlying our offerings;
•	our dependence upon distributions from our subsidiaries to pay dividends, taxes and other expenses and make payments under the Tax Receivable Agreement (as defined herein);
•	the requirement that we pay over to continuing members of TJH Holdco and the Oaktree Direct Stockholder most of the tax benefits we receive;
•	payments under the Tax Receivable Agreement being accelerated and/or significantly exceeding the tax benefits, if any, that we actually realize;
•	the possibility that TJH Opco will be required to make substantial distributions to us and the existing members of TJH Holdco;
•	the material weaknesses identified in our internal control over financial reporting;
•	Oaktree Fund and Beadel having the ability to direct the voting of a majority of the voting power of our common stock, and their interests conflicting with those of our other stockholders; and
•
other risks, factors and uncertainties inherent in our business set forth in this prospectus, including those set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The unprecedented nature of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of the foregoing events or factors. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

Organizational structure
On April 22, 2021, Thomas James Homes was incorporated as a Delaware corporation. Prior to this offering, Thomas James Homes had no business operations. Our business is expected to be conducted through TJH Opco and its consolidated subsidiaries.
Historical ownership structure
We currently conduct our business through TJH Holdco and its subsidiaries. Immediately before the Reorganization described below, the members of TJH Holdco consist of:
•	LR Holdings Group, Inc., which is beneficially owned by Tommy Beadel;
•	M2BDC, LLC, which is owned by Tommy Beadel and others;
•	certain entities that are affiliates of Oaktree Fund; and
•	certain other persons, including employees of TJH Holdco and its subsidiaries.
The reorganization
The following actions will be taken in connection with the closing of this offering:
•	Thomas James Homes will amend and restate its certificate of incorporation to, among other things, provide for Class A common stock and Class B common stock. See “Description of Capital Stock.”
•	Thomas James Homes will sell to the underwriters in this offering shares of our Class A common stock (assuming no exercise of the underwriters’ option to purchase additional shares).
•
TJH Holdco will amend its certificate of organization to change its name from Thomas James Homes, LLC to TJH Holdco, LLC. Thomas James Homes will issue to TJH Holdco all of our outstanding shares of Class B common stock.

•
TJH Holdco will form a new limited liability company, TJH Opco. The limited liability company agreement of TJH Opco (the “TJH Opco LLC Agreement”) will provide for, among other things, Class A units and Class B units and appoint Thomas James Homes as the sole managing member of TJH Opco. See “Certain Relationships and Related Person Transactions—Proposed Transactions with Thomas James Homes—The TJH Opco LLC Agreement.”

•
TJH Holdco will contribute all of its assets and liabilities, other than the shares of our Class B common stock, to TJH Opco in exchange for all of the outstanding Class B units of TJH Opco. Certain of such Class B units, and corresponding shares of Class B common stock, will be distributed to certain direct and indirect members of TJH Holdco, including members that will sell such Class B units to Thomas James Homes as described below (the “Selling Members”) and the Oaktree Blocker Entity.

•
The Oaktree Blocker Entity will engage in a series of transactions that will result in a newly formed, wholly owned subsidiary of Thomas James Homes merging with and into the Oaktree Blocker Entity followed by the Oaktree Blocker Entity merging with and into Thomas James Homes (the “Blocker Mergers”), and as a result of such transaction Thomas James Homes will acquire the Class B units of TJH Opco held by the Oaktree Blocker Entity. As consideration for the Blocker Mergers, the Oaktree Direct Stockholder will receive approximately $    million of the net proceeds of this offering, approximately     shares of newly issued Class A common stock and rights to receive payments under the Tax Receivable Agreement described below.

•
Thomas James Homes will use approximately $    million of the net proceeds of this offering to acquire    Class B units of TJH Opco from the Selling Members at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering.

•
Thomas James Homes will use approximately $    million of the net proceeds of this offering to acquire    newly issued Class A units of TJH Opco from TJH Opco at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering. If the underwriters exercise their option in full to purchase additional shares of Class A common stock, we would use the additional net proceeds to acquire an additional     units of TJH Opco.

•
The TJH Opco LLC Agreement will reclassify the interests acquired by Thomas James Homes from the Selling Members and in connection with the Blocker Mergers as Class A units and classify the interests held by TJH Holdco as Class B units. Subject to certain limitations, the TJH Opco LLC Agreement will permit Class B units to be exchanged for shares of Class A common stock on a one-for-one basis or, at our election, for cash.

•
Thomas James Homes will enter into the Tax Receivable Agreement for the benefit of the Oaktree Direct Stockholder and the continuing members of TJH Holdco, pursuant to which Thomas James Homes will pay 85% of the amount of the net cash tax savings, if any, that Thomas James Homes realizes (or, under certain circumstances, is deemed to realize) as a result of (i) in the case of the continuing members of TJH Holdco, increases in tax basis (and certain other tax benefits) resulting from Thomas James Homes’ acquisition of TJH Opco units in this offering and in future exchanges, (ii) in the case of the Oaktree Direct Stockholder, certain tax attributes of the Oaktree Blocker Entity (including net operating losses) and (iii) any payments Thomas James Homes makes under the Tax Receivable Agreement. See “Certain Relationships and Related Person Transactions—Proposed Transactions with Thomas James Homes—Tax Receivable Agreement.”

•
We will enter into a Registration Rights Agreement with TJH Holdco, the Oaktree Direct Stockholder and certain other unitholders of TJH Holdco to provide for certain rights and restrictions after the offering. See “Certain Relationships and Related Person Transactions—Proposed Transactions with Thomas James Homes—Registration Rights Agreement.”

Our Class A common stock
We expect     shares of our Class A common stock to be outstanding after this offering    (or     shares if the underwriters exercise their option to purchase additional shares in full), all of which will either be sold pursuant to this offering or issued as consideration for the acquisition of the Oaktree Blocker Entity as described above.
The Class A common stock outstanding will represent 100% of the rights of the holders of all classes of our outstanding common stock to share in distributions from Thomas James Homes, except for the right of Class B stockholders to receive the par value of the Class B common stock upon our liquidation, dissolution or winding up or an exchange of Class B units of TJH Opco.
Our Class B common stock
Following the completion of this offering and the Reorganization, TJH Holdco will hold all of the shares of our outstanding Class B common stock. The Class B common stock entitles (x) TJH Holdco, without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to the aggregate number of Class B units in TJH Opco held by it less the aggregate number of such Class B units in TJH Opco that, after the initial public offering, have been transferred to our company, are forfeited in accordance with agreements governing unvested Class B units or are held by a holder other than TJH Holdco together with a share of Class B common stock and (y) any other future holder of Class B common stock, without regard to the number of shares of Class B common stock held by such other holder, to a number of votes that is equal to the number of Class B units held by such other holder. Currently, the members of TJH Holdco consist solely of our pre-initial public offering owners. However, we may in the future issue shares of Class B common stock to one or more new or existing members of TJH Holdco to whom Class B units are also issued, for example in connection with the contribution of assets to us or TJH Holdco by such member. Accordingly, as a holder of both Class B units and Class B common stock, any such holder of Class B common stock would be entitled to a number of votes equal to the number of Class B units held by it. If at any time the ratio at which Class B units are exchangeable for shares of our Class A common stock changes from one-for-one, for example, as a result of conversion rate adjustments for stock splits, stock dividends or reclassifications, the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. Holders of shares of our Class B common stock vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise provided in our amended and restated certificate of incorporation or required by law. See “Description of Capital Stock—Common Stock.”
Giving effect to the Reorganization and this offering (assuming the underwriters do not exercise their option to purchase additional shares of our Class A common stock), TJH Holdco (which will be controlled by Oaktree Fund VII and Beadel after the Reorganization), the Oaktree Direct Stockholder and certain other unitholders of TJH Holdco beneficially own, in the aggregate, shares of our Class A and Class B common stock representing approximately    % of the aggregate voting power of our common stock (or    % if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Exchange agreement
In connection with the completion of this offering, we intend to enter into an Exchange Agreement with TJH Holdco. We intend to describe the material terms of this agreement in a subsequent pre-effective amendment to the registration statement of which this prospectus forms a part. See “Certain Relationships and Related Person Transactions—Proposed Transactions with Thomas James Homes—Exchange Agreement.”
Registration rights agreement
Pursuant to a Registration Rights Agreement that we will enter into with TJH Holdco, the Oaktree Direct Stockholder and certain other unitholders of TJH Holdco, we will grant these holders the right to require us to file registration statements in order to register the resales of the shares of our Class A common stock that are issuable upon exchange of their Class B units. See “Certain Relationships and Related Person Transactions—Proposed Transactions with Thomas James Homes—Registration Rights Agreement” for a description of the timing and manner of sale limitations on resales of these shares.
Stockholder’s agreement
In connection with the completion of this offering, TJH Holdco, the Oaktree Direct Stockholder and certain other unitholders of TJH Holdco will be party to a Stockholder’s Agreement pursuant to which they will agree to cooperate with respect to the election of our directors and certain other matters. See “Certain Relationships and Related Person Transactions—Proposed Transactions with Thomas James Homes—Stockholder’s Agreement.”
Post-offering holding company structure
Our post-offering holding company structure is commonly referred to as an “UP-C” structure, which is commonly used by partnerships and limited liability companies undertaking an initial public offering. The UP-C approach provides the existing members with the tax advantage of continuing to own interests in a pass-through structure and provides potential future tax benefits for the public company and economic benefits for the existing partners when they ultimately exchange their pass-through interests for shares of Class A common stock. See “Certain Relationships and Related Person Transactions—Proposed Transactions with Thomas James Homes—Tax Receivable Agreement.”
Thomas James Homes will be a holding company. Following this offering, its only business will be to act as the sole managing member of TJH Opco, and its only material assets will be Class A units representing approximately    % of TJH Opco units (or    % if the underwriters exercise their option to purchase additional shares of Class A common stock in full). In its capacity as the sole managing member, Thomas James Homes will operate and control all of TJH Opco’s business and affairs. We will consolidate the financial results of TJH Opco and will report non-controlling interests related to the interests held by the continuing members of TJH Holdco in our consolidated financial statements. The membership interests of TJH Opco owned by us will be classified as Class A units, and the remaining approximately    % of TJH Opco units, which will continue to be held by TJH Holdco, will be classified as Class B units. See “Prospectus Summary—Organizational Structure” for a diagram that depicts our organizational structure following the completion of the Reorganization and this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

Use of proceeds
We estimate that our net proceeds from this offering, based on an assumed initial public offering price of $    per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions but before deducting expenses of this offering and the Reorganization payable by us, will be approximately $    million, or approximately $    million if the underwriters exercise in full their option to purchase additional shares of Class A common stock.
Each $1.00 increase or decrease in the assumed initial public offering price of $    per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus) would increase or decrease the net proceeds to us from this offering by approximately $    million, or approximately $    million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions but before deducting expenses of this offering and the Reorganization payable by us. Similarly, each increase or decrease of one million in the number of shares of Class A common stock offered by us would increase or decrease the net proceeds to us from this offering by approximately $    million, or approximately $    million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, assuming no change in the assumed initial public offering price of $    per share and after deducting estimated underwriting discounts and commissions but before deducting expenses of this offering and the Reorganization payable by us.
The principal purposes of this offering are to increase our financial flexibility, create a public market for our Class A common stock, and facilitate our future access to the capital markets. We intend to use $    million of the net proceeds from this offering to purchase newly issued TJH Opco units, at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering, and to cause TJH Opco to use the proceeds as follows:
•	approximately $ million to pay the expenses incurred by us in connection with this offering and the Reorganization;
•
approximately $    million of the net proceeds of this offering, and a portion of the funds drawn from a new credit facility, to repay outstanding borrowings related to the mortgage loans associated with the homesites acquired for our business. These mortgage loans have interest rates ranging from    % to     % and maturity dates through     ; and

•	other than as set forth below, the remainder for working capital and other general corporate purposes.
We also intend to use approximately $    million, or approximately $    million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, of the net proceeds from this offering to acquire newly issued Class A units from TJH Opco and Class B units (which will, upon the acquisition, be reclassified as Class A units) from certain of the members of TJH Holdco, including certain members of our senior management, at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering. Accordingly, we will not retain any of this portion of the proceeds.
The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term, interest-bearing, investment-grade securities.

Dividend policy
We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our existing and any future debt and other factors that our board of directors deems relevant.
Following the Reorganization and this offering, Thomas James Homes will be a holding company and its sole asset will be ownership of the Class A units of TJH Opco, of which it will be the managing member. Subject to funds being legally available, we intend to cause TJH Opco to make distributions to each of its members, including Thomas James Homes, in an amount intended to enable each member to pay all applicable taxes on taxable income allocable to such member and to allow Thomas James Homes to make payments under the Tax Receivable Agreement, and non-pro rata payments to Thomas James Homes to reimburse it for corporate and other overhead expenses. If the amount of tax distributions to be made exceeds the amount of funds available for distribution, Thomas James Homes will receive a portion of its tax distribution (such portion determined based on the tax rate applicable to Thomas James Homes rather than the assumed tax rate on which tax distributions are generally based) before the other members receive any distribution and the balance, if any, of funds available for distribution will be distributed to the other members pro rata in accordance with their assumed tax liabilities. Holders of our Class B common stock will not be entitled to dividends distributed by Thomas James Homes, but will share in the distributions made by TJH Opco on a pro rata basis.
To the extent that the tax distributions Thomas James Homes receives exceed the amounts Thomas James Homes actually requires to pay taxes and other expenses and make payments under the Tax Receivable Agreement (because of the lower tax rate applicable to Thomas James Homes than the assumed tax rate on which such distributions are based or because a disproportionate share of the taxable income of TJH Opco may be required to be allocated to members in TJH Opco other than Thomas James Homes), our board of directors, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, including potentially causing Thomas James Homes to contribute such excess cash (net of any operating expenses) to TJH Opco. Concurrently with any potential contribution of such excess cash, in order to maintain the intended economic relationship between the shares of Class A common stock and TJH Opco units after accounting for such contribution, TJH Opco and Thomas James Homes, as applicable, may undertake ameliorative actions, which may include reverse splits, reclassifications, combinations, subdivisions, stock dividends or adjustments of outstanding units of TJH Opco and corresponding shares of Class A common stock of Thomas James Homes. To the extent that Thomas James Homes contributes such excess cash to TJH Opco (and undertakes such ameliorative actions), a holder of Class A common stock would not receive distributions in cash and would instead benefit through an increase in the indirect ownership interest in TJH Opco represented by such holder’s Class A common stock. To the extent that Thomas James Homes does not distribute such excess cash as dividends on the Class A common stock or otherwise undertake such ameliorative actions and instead, for example, holds such cash balances, the members of TJH Opco (not including Thomas James Homes) may benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following an exchange of their Class B units for shares of the Class A common stock, notwithstanding that such members may previously have participated as holders of Class B units in distributions by TJH Opco that resulted in such excess cash balances at Thomas James Homes.

Capitalization
The following table sets forth the cash and capitalization as of March 31, 2021 of TJH Holdco on a historical basis and Thomas James Homes on a pro forma basis to give effect to the Reorganization and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $    per share (the midpoint of the price range set forth on the cover page of this prospectus), after (i) deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the proceeds from this offering as described under “Use of Proceeds.”
You should read this information together with the information in this prospectus under “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock,” and with the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus.
	As of March 31, 2021
(in thousands, except share and per share amounts and unit data)	Historical TJH Holdco	Pro Forma Thomas James Homes
Cash and cash equivalents	$25,470	$
Restricted cash	1,587
Debt
Mortgage notes payable(1)	$274,017	$—
New credit facility	—
Total debt	274,017
Members’/stockholders’ equity
Class A units, no par value ( units authorized, issued and outstanding, actual; no units authorized, issued and outstanding, pro forma)	224,776	—
Class C units, no par value ( units authorized, issued and outstanding, actual; no units authorized, issued and outstanding, pro forma)	7,574	—
Class A common stock, $0.001 par value (no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma)	—
Class B common stock, $0.001 par value (no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma)	—
Additional paid-in capital	—
Accumulated deficit	(36,866)
Total members’/stockholders’ equity	195,484
Total capitalization	$469,501	$
(1)
Reflects the aggregate amount of individual acquisition, development and construction notes secured by individual real estate projects. These loans commitments are net of holdback amounts related to property taxes, interest reserves and other contractual holdbacks that are repaid through home closings.

Dilution
If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock immediately after the completion of this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the existing equity holders.
Our pro forma net tangible book value as of June 30, 2021 was approximately $    million, or $    per share of our Class A common stock. Pro forma net tangible book value represents the amount of pro forma total tangible assets less pro forma total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, after giving effect to the Reorganization and assuming that all of the Class B unitholders exchanged their Class B units outstanding immediately following the completion of the Reorganization and this offering for newly issued shares of our Class A common stock on a one-for-one basis as if such units were immediately exchangeable.
(in thousands)
Pro forma assets	$
Pro forma liabilities
Pro forma book value	$
Less:
Goodwill
Intangible assets, net
Pro forma net tangible book value after this offering	$
Less:
Proceeds from offering net of underwriting discounts
Purchase of units in TJH Opco
Offering expenses
Pro forma net tangible book value as of June 30, 2021	$

After giving effect to (i) the Reorganization, (ii) the issuance and sale by us of     shares of our Class A common stock in this offering at an assumed initial public offering price of $    per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us and assuming the exchange of all Class B units outstanding immediately following the completion of the Reorganization and this offering for shares of our Class A common stock as if such units were immediately exchangeable; and (iii) the application of such proceeds as described in the section entitled “Use of Proceeds,” our pro forma net tangible book value as of June 30, 2021 would have been $    million, or $    per share. This represents an immediate increase in pro forma net tangible book value of $    per share to existing equity holders and an immediate dilution in net tangible book value of $    per share to new investors.
The following table illustrates this dilution on a per share basis assuming the underwriters do not exercise their option to purchase additional shares:
Assumed initial public offering price per share		$
Pro forma net tangible book value per share of Class A common stock as of June 30, 2021	$
Increase in pro forma net tangible book value per share attributable to new investors	$
Pro forma net tangible book value per share after the offering		$

Dilution in pro forma net tangible book value per share to new investors		$
The information in the preceding table is based on an assumed offering price of $    per share, the midpoint of the price range set forth on the cover page of this prospectus. A $1.00 increase or decrease in the assumed price per share would increase or decrease, respectively, the pro forma net tangible book value after this offering by

approximately $    million and increase or decrease the dilution per share of Class A common stock to new investors in this offering by $    per share, in each case calculated as described above and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, our pro forma net tangible book value by approximately $    per share and increase or decrease, as applicable, the dilution to new investors in this offering by $    per share, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The above discussion and table below are based on the number of shares of our Class A common stock outstanding as of the date of this prospectus and exclude an additional     shares of our Class A common stock reserved for future issuance under the 2021 Equity Incentive Plan.
The following table summarizes, on the same pro forma basis as of June 30, 2021, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us and the average price per share paid by the existing equity holders and by new investors purchasing shares in this offering, assuming that all of the Class B unitholders exchanged their Class B units for shares of our Class A common stock on a one-for-one basis as if such units were immediately exchangeable.
	Shares purchased(1)		Total consideration(2)		Average price per share
	Number	%	Number	%
Existing stockholders		%		%	$
New investors		%		%	$
Total		100%		100%	$
(1)
If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own approximately     % and our new investors would own approximately     % of the total number of shares of our Class A common stock outstanding after this offering.

(2)	If the underwriters exercise their option to purchase additional shares in full, the total consideration paid by our new investors would be approximately $ (or %).

Unaudited pro forma consolidated financial information and other data
The following unaudited pro forma consolidated balance sheet as of March 31, 2021 gives pro forma effect to the Reorganization (see transactions described under “Organizational Structure”), the completion of this offering and our intended use of proceeds therefrom after deducting estimated underwriting discounts and commissions and other costs of this offering (collectively, the “Transactions”), as though such transactions had occurred as of March 31, 2021. The unaudited pro forma consolidated statements of operations for the three months ended March 31, 2021 and the year ended December 31, 2020 present our consolidated results of operations giving pro forma effect to the Transactions described above as if they had occurred as of January 1, 2020.
The pro forma adjustments are based on available information and upon assumptions that management believes are reasonable in order to reflect, on a pro forma basis, the effect of these transactions on the historical financial information of TJH Holdco. The unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations may not be indicative of the results of operations or financial position that would have occurred had this offering and the related transactions taken place on the dates indicated, or that may be expected to occur in the future. The adjustments are described in the notes to the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations. The unaudited pro forma consolidated financial information and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
The pro forma adjustments in the Reorganization and Offering Adjustments column principally give effect to:
•	the Reorganization as described in “Organizational Structure”;
•
the issuance of     shares of our Class A common stock to the investors in this offering in exchange for net proceeds of approximately $     (based on an assumed initial public offering price of $    per share, the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us;

•
the application of the net proceeds from the sale of Class A common stock in this offering to purchase Class A units directly from TJH Opco, at a purchase price per Class A unit equal to the initial public offering price per share of Class A common stock less the underwriting discount, with such Class A units representing    % of the outstanding units of TJH Opco;

•
the repayment of outstanding borrowings related to the mortgage loans associated with the homesites acquired for our business with a portion of the net proceeds of this offering and a portion of the funds drawn from a new credit facility; and

•	the provision for corporate income taxes on the income of Thomas James Homes that will be taxable as a corporation for U.S. federal and state income tax purposes.
Except as otherwise indicated, the unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock in the offering.
TJH Holdco is considered our predecessor for accounting purposes, and its consolidated financial statements will be our historical financial statements following this offering.
Thomas James Homes will enter into the Tax Receivable Agreement for the benefit of the Oaktree Direct Stockholder and the continuing members of TJH Holdco, pursuant to which Thomas James Homes will pay 85% of the amount of the net cash tax savings, if any, that Thomas James Homes realizes (or, under certain circumstances, is deemed to realize) as a result of (i) in the case of the continuing members of TJH Holdco, increases in tax basis (and certain other tax benefits) resulting from Thomas James Homes’ acquisition of TJH Opco units from pre-IPO members of TJH Opco in connection with this offering and in future exchanges, (ii) in the case of the Oaktree Direct Stockholder, certain tax attributes of the Oaktree Blocker Entity (including net operating losses) that existed prior to this offering (and certain other tax benefits) and (iii) any payments Thomas James Homes makes under the Tax Receivable Agreement. See “Organizational Structure” and “Certain Relationships and Related Person Transactions—Proposed Transactions with Thomas James Homes—Tax Receivable Agreement.”
We have not made any pro forma adjustments relating to reporting, compliance and investor relations costs that we will incur as a public company, as an estimate of such expenses is not determinable.

The unaudited pro forma consolidated financial information is included for informational purposes only. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial condition had the Transactions, including this offering, occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date. The unaudited pro forma consolidated statement of operations and balance sheet should be read in conjunction with the “Risk Factors,” “Prospectus Summary—Summary Historical Consolidated Financial Information,” “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.
Unaudited pro forma consolidated balance sheet as of March 31, 2021
(in thousands)	TJH Holdco Historical	Pro Forma Reorganization Adjustment	As Adjusted Before Offering	Pro Forma Offering Adjustment	Thomas James Homes Pro Forma
Assets
Cash and cash equivalents	$25,470
Restricted cash	1,587
Real estate inventory	419,679
Intangible assets, net	1,814
Goodwill	27,606
Investments in unconsolidated joint ventures	1,227
Due from related parties	1,737
Other assets	14,256
Total assets	493,376
Liabilities
Accounts payable	$10,137
Accrued expenses and other liabilities	13,363
Distributions and losses in excess of investment in unconsolidated joint ventures	375
Mortgage notes payable	274,017
Total liabilities	297,892
Members’ equity
Class A Interest	224,776
Class C Interests	7,574
Accumulated deficit	(36,866)
Total members’ equity	195,484
Total liabilities and members’ equity	$493,376
See accompanying notes to unaudited pro forma consolidated balance sheet.

Notes to unaudited pro forma consolidated balance sheet
(1)
Reflects the net effect on cash of the receipt of offering proceeds to us of $    , based on the sale of shares of Class A common stock at an assumed initial public offering price of $    per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)
As described in greater detail under “Organizational Structure” and “Certain Relationships and Related Person Transactions—Proposed Transactions with Thomas James Homes—Tax Receivable Agreement,” in connection with the completion of this offering, we will enter into the Tax Receivable Agreement for the benefit of the Oaktree Direct Stockholder and the continuing members of TJH Holdco, which will provide for the payment by Thomas James Homes to certain continuing members of TJH Holdco of 85% of the amount of the net cash tax savings, if any, that Thomas James Homes realizes, or under certain circumstances is deemed to realize, resulting from (1) in the case of continuing members of TJH Holdco, Thomas James Homes’ acquisition of such continuing member’s TJH Opco units in connection with this offering and in future exchanges, (2) in the case of the Oaktree Direct Stockholder, certain tax attributes of the Oaktree Blocker Entity (including net operating losses) that existed prior to this offering (and certain other tax benefits) and (3) any payments Thomas James Homes makes under the Tax Receivable Agreement (including tax benefits related to imputed interest).

(3)
Due to the uncertainty in the amount and timing of future exchanges of TJH Opco Class B units into shares of our Class A common stock by the continuing members of TJH Holdco, and the uncertainty of when those exchanges will ultimately result in tax savings, the unaudited pro forma consolidated financial information assumes that no exchanges of TJH Opco units have occurred and therefore no increases in tax basis in Thomas James Homes’ assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information. However, if all of the continuing members of TJH Holdco were to exchange their TJH Opco units, we would recognize a deferred tax asset of approximately $    and a liability of approximately $    , assuming (i) that the continuing members of TJH Holdco redeemed or exchanged all of their TJH Opco units immediately after the completion of this offering at an assumed initial public offering price of $    per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), (ii) no material changes in relevant tax law, (iii) a constant combined effective income tax rate of    % and (iv) that we have sufficient taxable income in each year to realize on a current basis the increased depreciation, amortization and other tax benefits that are the subject of the Tax Receivable Agreement. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price of shares of our Class A common stock at the time of the exchange and the tax rates then in effect.

We will hold an economic interest of    % in TJH Opco subsequent to the Reorganization and this offering. The    % interest that we do not own represents a non-controlling interest for financial reporting purposes. TJH Opco will be treated as a partnership for U.S. federal and state income tax purposes. Following the Transactions, Thomas James Homes will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to our allocable share of any net taxable income generated by TJH Opco.
As a result of this offering, we recorded a deferred tax asset of $    million in the unaudited pro forma consolidated balance sheet as of March 31, 2021, as a result of the difference between the financial reporting value and the tax basis of Thomas James Homes’ investment in TJH Opco. Thomas James Homes analyzes the likelihood that its deferred tax assets will be realized. A valuation allowance is recorded if, based on the weight of all available positive and negative evidence, it is more likely than not that some portion, or all, of a deferred tax asset related to acquiring its interest in TJH Opco through newly issued LLC units is not expected to be realized unless Thomas James Homes disposes of its investment in TJH Opco. Thomas James Homes has recognized a valuation allowance of $    million against the deferred tax asset (resulting in a net deferred tax asset of zero) which is considered capital in nature as it was not more likely than not that this portion of deferred tax assets would be realized.
As of March 31, 2021, we did not have any material net operating loss or credit carryforwards.

(4)
Reflects deferred costs associated with this offering, including certain legal, accounting and other related costs, which have been recorded in prepaid expenses and other current assets on the consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

(5)
Upon completion of the Transactions, we will become the sole managing member of TJH Opco. Although initially we will have a minority economic interest in TJH Opco, we will have the majority voting interest in, and control of the management of, TJH Opco. As a result, we will consolidate the financial results of TJH Opco and will report non-controlling interests related to the interests in TJH Opco held by the continuing members of TJH Holdco on our consolidated balance sheet. Immediately following the Transactions, the economic interests held by the non-controlling interests will be approximately    %. If the underwriters were to exercise their option to purchase additional shares of our Class A common stock in full, the economic interests held by the non-controlling interests would be approximately    %. Through their ownership of our Class A and Class B common stock, Oaktree Fund and Beadel will control a majority of the voting power of the common stock of Thomas James Homes, the managing member of TJH Opco and will therefore have indirect control over TJH Opco.

(6)	The components of increase to additional paid-in capital as a result of the amounts allocable to Thomas James Homes from net proceeds of this offering are set forth below:
	Pro Forma Reorganization Adjustments	Pro Forma Offering Adjustments	Thomas James Homes Pro Forma
Reclassification of members’ equity and convertible preferred units	$		$
Proceeds from offering net of underwriting discounts
Payment of estimated offering costs
Transaction costs incurred prior to this offering deferred as prepaid expenses and other current assets(4)
Par value of Class A common stock
Par value of Class B common stock
Non-controlling interests
Additional paid-in capital	$		$

Unaudited pro forma consolidated statement of operations for the three months ended March 31, 2021
($ in thousands)	TJH Holdco Historical	Pro Forma Offering Adjustment	Thomas James Homes Pro Forma
Revenues
Home sales	$143,633
Home services	7,251
	150,884
Cost of sales
Home sales	126,659
Home services	5,254
	131,913
Gross profit
Home sales	16,974
Home services	1,997
	18,971
Operating expenses
Sales and marketing	8,456
General and administrative	9,770
Total operating expenses	18,226
Operating income	745
Other income	127
Equity (loss) in unconsolidated joint ventures	(24)
Net income	$848

Unaudited pro forma consolidated statement of operations for the year ended December 31, 2020
	TJH Holdco Historical	Pro Forma Offering Adjustment	Thomas James Homes Pro Forma
Revenues
Homes sales	$182,121
Home services	8,624
	190,745
Cost of sales
Home sales	161,421
Impairment on real estate inventory	114
Home services	6,783
	168,318
Gross profit
Home sales	20,586
Home services	1,841
	22,427
Operating expenses
Sales and marketing	12,280
General and administrative	24,902
Total operating expenses	37,182
Operating loss	(14,755)
Other (loss)	(22)
Equity (loss) in unconsolidated joint ventures	(279)
Net (loss)	$(15,056)
Home and Homesite closings	73
See accompanying notes to unaudited pro forma consolidated balance sheet.

Notes to unaudited pro forma consolidated statement of operations
(1)
Following the Transactions, we will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to our allocable share of any net taxable income of TJH Opco. As a result, the unaudited pro forma consolidated statements of operations reflect adjustments to our income tax expense of $    for the year ended December 31, 2020 and the three months ended March 31, 2021.

The following table sets forth the computation of pro forma effective tax rate for the periods presented:
	Three Months Ended March 31, 2021	Year Ended December 31, 2020
Federal statutory rate		%
State tax, net of federal effect		%
Income attributable to non-controlling interests		%
Other		%
Pro forma effective tax rate		%
(2)
Following the Transactions, we will become the managing member of TJH Opco. We will own    % of the economic interest in TJH Opco but will have    % of the voting interest in and control the management of TJH Opco. The continuing members of TJH Holdco will own the remaining    % of the economic interest in TJH Opco, which will be accounted for as non-controlling interests in our future consolidated financial results. Through their ownership of our Class A and Class B common stock, Oaktree Fund and Beadel will control a majority of the voting power of the common stock of Thomas James Homes, the managing member of TJH Opco and will therefore have indirect control over TJH Opco.

(3)
Pro forma basic and diluted earnings per share is computed by dividing the net income attributable to holders of Class A common stock by the weighted-average shares of Class A common stock outstanding during the period. Shares of Class B common stock do not participate in the earnings of Thomas James Homes. As a result, the shares of Class B common stock are not considered participating securities and are not included in the weighted average shares outstanding for purposes of computing pro forma earnings per share.

The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted earnings per share of Class A common stock (amounts in millions except for share counts, which are in thousands):
Thomas James Homes Pro Forma
	Three Months Ended March 31, 2021	Year Ended December 31, 2020
Numerator
Pro forma net income		$
Less: Pro forma net income attributable to non-controlling interests
Pro forma net income attributable to Thomas James Homes		$
Denominator
Shares of Class A common stock issued in connection with this offering
Pro forma weighted-average shares of Class A common stock outstanding— basic
Effect of dilutive securities
Pro forma weighted-average shares of Class A common stock outstanding— diluted
Pro forma earnings per share of Class A common stock—basic		$
Pro forma earnings per share of Class A common stock—diluted		$
Anti-dilutive shares excluded from pro forma earnings per shares of Class A common stock—diluted:

Thomas James Homes Pro Forma
	Three Months Ended March 31, 2021	Year Ended December 31, 2020
Shares of Class B common stock issued in connection with this offering
Total shares excluded from pro forma earnings per share of Class A common stock—diluted
Shares of our Class B common stock do not share in the earnings or losses of Thomas James Homes and are therefore not participating securities. As such, separate presentation of basic and diluted earnings per share of Class B common stock under the two-class method has not been presented. Shares of our Class B common stock are, however, considered potentially dilutive shares of Class A common stock. Amounts have been excluded from the computations of diluted earnings per share of Class A common stock because the effect would have been anti-dilutive under the if-converted and two-class methods.

Selected historical consolidated financial information
The following table sets forth certain selected historical consolidated financial information of TJH Holdco. TJH Holdco is considered our predecessor for accounting purposes, and its consolidated financial statements will be our historical financial statements following this offering. The following selected historical consolidated statements of operations data for the years ended December 31, 2020 and 2019 and the selected historical consolidated balance sheet data as of December 31, 2020 and 2019 have been derived from the audited consolidated financial statements of TJH Holdco included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2021 and 2020 and the selected historical balance sheet data as of March 31, 2021 and 2020 have been derived from TJH Holdco’s unaudited condensed consolidated financial statements included elsewhere in this prospectus and are not necessarily indicative of results to be expected for the full year. The unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited financial statements and include, in the opinion of management, all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the financial information in those statements. Our historical results and growth rates are not necessarily indicative of the results or growth rates to be expected in future periods. You should read the following selected historical consolidated financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated financial information included in this section is not intended to replace, and is qualified in its entirety by, our financial statements and the related notes included elsewhere in this prospectus.
You should read the following information in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Person Transactions” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.
	For the three months ended March 31,		For the year ended December 31,
($ in thousands)	2021	2020	2020	2019
	(unaudited)
Consolidated Statements of Operations Data:
Revenues	$150,884	$23,041	$190,745	$183,035
Cost of sales	131,913	20,673	168,318	173,427
Gross profit	18,971	2,368	22,427	9,608
Gross margin	12.6%	10.3%	11.8%	5.2%
Operating expense	18,226	6,849	37,182	28,059
Other income (loss)	103	(200)	(301)	1,200
Net income (loss)	$848	$(4,681)	$(15,056)	$(17,251)
Net income (loss) margin	0.6%	(20.3)%	(7.9)%	(9.4)%

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$25,470		$14,474	$1,561
Inventory	419,679		456,808	296,495
Total assets	493,376		509,121	333,341
Mortgage notes payable(1)	274,017		298,601	190,279
Total liabilities	297,892		314,485	195,914
Total members’ equity	195,484		194,636	137,427

Non-GAAP Financial Measures and Other Operating Data(2):
Adjusted gross profit	$26,546	$3,637	$33,766	$24,165
Adjusted gross margin	17.6%	15.8%	17.7%	13.2%

	For the three months ended March 31,		For the year ended December 31,
($ in thousands)	2021	2020	2020	2019
	(unaudited)
Adjusted EBITDA	$8,500	$(3,353)	$(3,076)	$4,413
Adjusted EBITDA margin	5.6%	(14.6)%	(1.6)%	2.4%

Active ZIP Codes at end of period(3)	55	41	51	31
Acquisitions
Buildable units(4)	75	38	234	157
Acquisitions – Volume	$54,823	$47,300	$198,854	$211,959
Home Sales Revenues
Units closed(5)	40	10	70	66
Average sales price of closings(6)	$2,701	$2,246	$2,506	$2,773
Homesite Sales Revenues
Units closed(7)	7	—	3	—
Average sales price of closings(8)	$2,166	N/A	$2,233	N/A
Inventory Buildable Units(9)	367	227	331	180
BOYH
New contracts(10)	12	3	20	5
Closed contracts(11)	1	—	1	—
Total contracts at the end of the period(12)	35	8	24	5
Contracts under construction at end of period(13)	15	4	11	—
Average value of closed contracts(14)	$1,125	—	$1,000	—
Backlog
Backlog units(15)	61	24	56	36
Backlog sales value(16)	$173,521	$69,733	$152,486	$104,459
(1)
Reflects the aggregate amount of individual acquisition, development and construction notes secured by individual real estate projects. These loans commitments are net of holdback amounts related to property taxes, interest reserves and other contractual holdbacks that are repaid through home and homesite sales closings.

(2)
See “Prospectus Summary—Summary Historical Consolidated Financial Information—Non-GAAP Financial Measures” for additional information regarding these non-GAAP financial measures and a reconciliation to the most comparable GAAP measures of each.

(3)	Active ZIP codes represent the ZIP code location of properties in inventory.
(4)	In certain cases, we will purchase one house and build multiple units. Buildable units represents the units expected to be built at the time of acquisition.
(5)
The number of unit sales closed during the period. See Notes 2 and 15 to our audited consolidated financial statements and Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information.

(6)
The average sales price is unit sales revenues divided by units closed. Unit sales revenues were $108.0 million, $22.4 million, $175.4 million and $183.0 million for the three months ended March 31, 2021, three months ended March 31, 2020, the year ended December 31, 2020 and the year ended December 31, 2019, respectively.

(7)
The number of homesites sold in our program of selling homesites prior to or in the early stages of development. Those homesites are then subject to a contract from the homesite purchaser for completion of a home through our BOYH business.

(8)
The average sales price of closings is unit sales revenues divided by units sold. Homesite sales revenues were $15.2 million and $6.7 million for the three months ended March 31, 2021 and the year ended December 31, 2020, respectively. $20.4 million of revenues related to nine properties are excluded from the three month period ended March 31, 2021. See Notes 2 and 15 to our audited consolidated financial statements and Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information.

(9)	Inventory units represents the number of units we own and that are under development and carried in inventory.
(10)	Number of contracts entered into by customers to build homes under our BOYH program.
(11)	Number of BOYH contracts for which the finished home was delivered to the customer during the period.
(12)	Number of BOYH contracts at the end of the period.
(13)	Number of contracts in the BOYH program in active construction at the end of the period.
(14)	The average revenues recognized during the construction period for the BOYH contracts delivered during the period.
(15)	Homes and homesites in inventory subject to sales contracts at the end of the period.
(16)	Aggregate value of sales contracts on homes and homesites in backlog.

Management’s discussion and analysis of financial condition and results of operations
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section of this prospectus entitled “Business” and the financial statements and related notes of TJH Holdco, our accounting predecessor, included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus. Please also see the section titled “Forward-Looking Statements.”
Overview
Thomas James Homes was formed with the goal of transforming U.S. housing in the predominantly single-family home neighborhoods located within and near large cities, which we refer to as urban housing markets, by providing consumers with a simple, seamless, efficient and transparent option for purchasing or building new single-family homes in desirable urban neighborhoods at attainable prices.
We do this through our proprietary technology platform, which we call Fuse360, which enables us to identify and acquire older, existing homes on non-contiguous homesites in the most desirable neighborhoods located near the heart of many of the country’s largest cities and then efficiently and profitably building new replacement homes on those homesites.
Our cloud-based Fuse360 technology offers a fully managed marketplace that seamlessly connects and generates platform efficiencies for homebuyers, subcontractors, realtors and other constituents across our single-family new home ecosystem while delivering an exceptional customer experience and the cost benefits of operating with economies of scale. Today, our platform connects and directs more than 1,500 marketplace participants daily, tracking on average nearly 5,000 unique tasks per home and simultaneously managing hundreds of single, non-contiguous homesite projects.
We recognize the significant inefficiencies and inflated costs endemic to urban housing markets and the stress and frustration that homebuyers endure in making what is often the largest purchase of their lifetimes. We endeavor to simplify the process and enable transparency, certainty and cost efficiencies that benefit us, our customers and the other participants in our marketplace.
We believe Fuse360 significantly reduces the complexities associated with sourcing, acquiring, permitting and managing single-family home projects on non-contiguous homesites. Our purpose-built and scalable system enables us to methodically identify underutilized homesites, where we can increase value either by increasing the square footage of the existing home or increasing the number of homes on the homesite. Our system also enables us to manage and track the construction permit process for each project, manage approximately 80 contractors and approximately 450 separate invoices per project, customize individual homes to our customers’ unique needs and market, sell and subsequently service homes broadly distributed across each of our markets. We believe we are unique in our ability to efficiently and profitably manage these processes in an urban context where each home construction project is managed independently from others. We believe that we are currently the country’s largest provider of single-family replacement homes.
Our operations are currently organized into four geographical divisions: Southern California (which launched in January 2018), Northern California (which launched in December 2018), the Pacific Northwest (which launched in 2019) and Colorado (which launched in March 2021). These geographical divisions accounted for 82.5%, 17.5%, 0% and 0% of revenues, respectively, for the year ended December 31, 2020, and 70.4%, 25%, 4.6% and 0%, respectively, for the quarter ended March 31, 2021. These four geographical divisions are reported as operating segments in our financial statements. For more information, see Note 13 to our audited consolidated financial statements and unaudited condensed consolidated financial statements.
We enable customers to either purchase a newly-constructed, custom-quality production home or purchase one of our inventory homesites and then engage with our development and design teams to build the custom home of their dreams. Using our proprietary Fuse360 platform, we identify and purchase properties that become homesites, efficiently manage permitting and construction, and interact with customers in the sale and customization of home amenities and materials. Historically, purchase and construction financing has been sourced through individual loans provided through two lenders with which we have strong relationships. These lenders advance up to 85%, of the total cost of acquisition and development of our homes for sale. Loans are typically repaid upon closing of the home sale (or homesite sale) to customers. In 2020, we closed the sale of 70 homes with an average sale price of $2.5 million, as compared to 66 homes with an average sale price of $2.8 million in 2019. In 2020, we closed three homesite sales at an average sale price of $2.2 million, as compared to none in 2019.
In late 2019, we expanded into our new fee-for-service business line, BOYH. BOYH arose from our ability to leverage our existing production home infrastructure and pricing power to build homes at contractual margins for retail consumers who already own their homesite. We obtain an initial deposit from the customer used to fund initial construction costs. We then request additional funding through a draw request process from either the customer or the customer’s lender as construction progresses. As a result, we fund working capital only to the extent that there is a delay between the funding provided by the customer or lender and the payment for construction services and materials.
We established our second fee-for-service business line, BTR, in late 2020. BTR represents our inaugural entry into the rental housing space. We apply core platform competencies and leverage capital from an institutional joint venture partner to construct homes designed specifically for rental purposes. We receive fees for our role in processing the acquisition, construction and management of each property. These fees are billed throughout the life of the project, from acquisition through operations.
For the quarters ended March 31, 2021 and March 31, 2020, 95.2% and 97.5% of our revenues, respectively, was generated from our home sales and homesite sales across our first three geographic divisions. For the same periods our revenues from fee-for-service was 4.8% and 2.5%, respectively.
For the quarters ended March 31, 2021 and March 31, 2020, we generated revenues of $150.9 million and $23.0 million, respectively, and net income of $0.8 million and net losses of $4.7 million, respectively. For the years ended December 31, 2020 and 2019, we generated revenues of $190.7 million and $183.0 million, respectively, and net losses of $15.1 million and $17.3 million, respectively.
COVID-19 impact
In response to the rapid spread of the COVID-19 virus since March 2020, federal, state and local governments have imposed varying degrees of restrictions on business and social activities to contain the COVID-19 virus, including social distancing, quarantine and “stay-at-home” or “shelter-in-place” orders in the markets in which we operate. We have experienced resulting disruptions to our business operations, which have required adjustments to the way we conduct business, including expanding our digital marketing efforts and offering virtual home tours to provide our customers additional ways to safely tour our homes. In addition, sales of our homes slowed significantly, and our construction activities were disrupted, and in some cases halted, during the period from March through June of 2020. We have experienced and may continue to experience delays and disruptions as a result of restrictions on our suppliers, which contribute to shortages, new job site procedures and closures or modifications to the work practices of local construction permitting offices. Although home sales and construction activity improved in the second half of 2020 and have continued to improve in the first half of 2021, there can be no assurance that these trends will continue. Further, demand for certain materials and products (such as appliances and lumber) has outpaced supply as the housing market has rebounded.
Trends and outlooks
Demand for our homes is primarily influenced by the desire of our customers to live in desirable neighborhoods in or near the heart of many of the country’s largest cities. Our existing markets and the markets into which we plan to expand are attractive due to their high population density, affluent households, strong job growth and proximity to employment centers and access to sought-after cultural and lifestyle amenities. While neighborhoods in urban markets are typically highly desirable for home buyers, supply in these markets is highly constrained, and existing housing inventory in urban markets is often not compatible with current consumer preferences.
While the COVID-19 pandemic did lead to a shift in interest away from living in close proximity to major employment centers due to the ability to work remotely, we do not believe that this is a long-term trend, and we expect that, as employees return to work in offices and the cultural and lifestyle amenities that make living in urban markets so desirable and vibrant reopen, the interest in living in urban housing markets will return, and possibly increase, for the same reasons that these markets were popular before the pandemic.

We view our business model to be less sensitive to factors such as interest rates and general economic conditions, which significantly impact traditional homebuilders. Our target customers generally are less mortgage rate sensitive than the average homebuyer in the United States, and in our experience, we would expect that a significant change in interest rates or a downturn in general economic conditions would not have as a significant impact on our business as compared to traditional homebuilders. We have developed our business to enable us to respond quickly to both national and local economic conditions, such that if we were to experience a downturn, we can quickly pivot to purchasing fewer new homesites and beginning fewer new home construction projects because we buy homesites and build homes on an individual basis rather than developing large tracts of land. Traditional homebuilders spend years planning and developing large projects, and they underwrite the development risks until the projects are mostly sold. Our model is dynamic and enables us to quickly move capital, through the purchase of individual homesites, to urban housing markets providing the highest estimated returns at the time of investment.
We believe that our Fuse360 platform also enables us to address current labor shortages being experienced across many economic sectors. Our platform differentiates us from our competitors by providing our subcontractors with workflow visibility and a comprehensive set of digital tools to manage their schedules, invoices and payment from the convenience of their own electronic devices. As a result, our platform broadens our pool of available labor and draws them to us, creating what we intend to be long-term and mutually beneficial business relationships.
Key performance indicators
We believe certain Key Performance Indicators (“KPIs”) are important to investors’ understanding of the drivers of our business and our results of operations. Those KPIs are shown in the table below and include the following:
	For the three months ended March 31,		For the year ended December 31,
($ in thousands)	2021	2020	2020	2019
Key Performance Indicators
Active Zip Codes(1)	55	41	51	31

Acquisitions
Buildable units(2)	75	38	234	157
Acquisitions - Volume	$54,823	$47,300	$198,854	$211,959

Home Sales Revenues
Units closed(3)	40	10	70	66
Average sales price of closings(4)	$2,701	$2,246	$2,506	$2,773

Homesite Sales Revenues
Units closed(5)	7	—	3	—
Average sales price of closings(6)	$2,166	N/A	$2,233	N/A
Inventory Buildable Units(7)	367	227	331	180

BOYH
New contracts(8)	12	3	20	5
Closed contracts(9)	1	—	1	—
Total contracts at the end of the period(10)	35	8	24	5
Contracts under construction at end of period(11)	15	4	11	—
Average value of closed contracts(12)	$1,125	—	$1,000	—
(1)	Active ZIP codes represent the ZIP code location of properties in inventory.
(2)	In certain cases, we will purchase one house and build multiple units. Buildable units represents the units expected to be built at the time of acquisition.
(3)
The number of unit sales closed during the period. See Notes 2 and 15 to our audited consolidated financial statements and Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information.

(4)
The average sales price is unit sales revenues divided by units closed. Unit sales revenues were $108.0 million, $22.4 million, $175.4 million and $183.0 million for the three months ended March 31, 2021, the three months ended March 31, 2020, the year ended December 31, 2020 and the year ended December 31, 2019, respectively.

(5)
The number of homesites sold in our program of selling homesites prior to or in the early stages of development. Those homesites are typically then subject to a contract from the homesite purchaser for completion of a home through our BOYH business.

(6)
The average sales price of closings is unit sales revenues divided by units sold. Homesite sales revenues were $15.2 million and $6.7 million for the three months ended March 31, 2021 and the year ended December 31, 2020, respectively. $20.4 million of revenues related to nine properties are excluded from the three month period ended March 31, 2021. See Notes 2 and 15 to our audited consolidated financial statements and Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information.

(7)	Inventory units represents the number of units we own and that are under development and carried in inventory.
(8)	Number of contracts entered into by customers to build homes under our BOYH program.
(9)	Number of BOYH contracts for which the finished home was delivered to the customer during the period.
(10)	Number of BOYH contracts at the end of the period.
(11)	Number of contracts in the BOYH program in active construction at the end of the period.
(12)	The average revenues recognized during the construction period for the BOYH contracts delivered during the period.
Active ZIP codes
We believe that a large market exists for our products and services and that our effectiveness in growing geographically is a measure of our success in penetrating these new markets. We have grown from a market presence in 31 ZIP codes as of December 31, 2019 to 55 ZIP codes as of March 31, 2021, in large part due to our expansion into Northern California, the Pacific Northwest and Colorado.
Units and investment into new acquisitions
Our home sale program is driven by acquisition volume that feeds the pipeline of home sales. We have been increasing the volume of acquisitions in both existing ZIP codes and new ZIP codes within our existing markets and as we expand into new geographies. In addition, we target and purchase properties where the existing permitting on the property can enable the building of multiple homes. The number of homes shown is the home units to be built for the acquisitions in the period.
Homesite sales
Through our homesite sales business, we sell homesites to customers and then enter into BOYH contracts with such customers to build their new homes. This enables us to move land inventory off our balance sheet more quickly than in our home sales business and results in a meaningfully increased return on capital. We launched homesite sales in late 2020 and closed seven units for an average selling price of $2.2 million during the quarter ending March 31, 2021. Each of those land sales resulted in us also entering into a BOYH contract with the purchaser.
Inventory units
A measure of our future activity is units under development in inventory. As of March 31, 2021, we had 367 units in inventory reflecting a book value of $419.7 million.
Build on your homesite
Our BOYH program, which we launched in the third quarter of 2019, drives fee income without the capital intensiveness of either the Home Sales or Homesite Sales programs. At March 31, 2021, we had 15 contracts under construction in this new program, as compared with five contracts at the end of the first quarter of 2020. Because we begin to recognize revenues at the time construction commences, we report units in this KPI as they enter construction. Units in planning are not reported in this measure.
Backlog
Our Home Sales backlog represents homes and homesites in inventory under executed purchase contracts with buyers. These properties may be in any stage of construction (pre-sales) or completed homes that are awaiting turnover to the buyer and homesites. The sales value of the backlog is the sum of the contracted sales prices for the homes and homesites in backlog.
	As of March 31,		As of December 31,
($ in thousands)	2021	2020	2020	2019
Backlog units	61	24	56	36
Backlog sales value	$173,521	$69,733	$152,486	$104,459

Key factors affecting our operating results
Housing supply and demand and inventory management
Sales of residential real estate are highly dependent on housing supply and demand, including the desirability of location and design. We acquire properties where proven demand exists, and we base our purchasing decisions on current market conditions. We prepare for market fluctuations, such as the possibility of the market softening through price reduction, increased commissions or design incentives in order to help move potentially over-saturated pieces of product.
We appraise the lots we buy using data science based on a number of factors, including our knowledge of and the research of third parties on the real estate markets in which we operate. This assessment includes estimates on time of possession, population and demographic data, market conditions and holding costs and anticipated sale proceeds from the home we plan to build on each lot. We intentionally control for general or local economic fluctuations in the housing market through our business model, which minimizes the time we hold property. We do so by constructing the replacement home, and selling the new home, with intentional efficiency. We manage permitting by building only within current zoning laws, and we seek no variances; we manage our subcontractors by using those with current capacity to work expeditiously—all of which enable us to minimize inventory holding periods.
While the residential real estate industry is cyclical, we manage our business to control for changes in property value and interest rates. When housing prices rise, we pay more for the homesites we purchase but we in turn sell our new homes at higher prices. We also control our inventory in a way that targets an upmarket customer base that tends to be less affected by interest rate fluctuations.
Market expansion factors
Our growth strategy centers around entering new markets organically, as opposed to through acquisitions, which we believe is key in avoiding integration and increased execution challenges. We focus on scaling rapidly while delivering compelling unit economics, which we believe we can replicate in other attractive urban single-family housing markets. Our disciplined process for organic expansion results in predictable and highly favorable unit economics. We have refined this process over time, as evidenced by the reduction in time to first revenues from 19 months in Northern California to 14 months in the Pacific Northwest.
We diligently evaluate various factors in determining our expansion within existing geographic divisions and our strategy to launch in new markets. For example, in evaluating whether to expand into the Pacific Northwest, we observed that the Seattle MSA is a preferred destination for high-salary tech worker talent, which, in an area of low housing inventory along with a surge of homebuyers, was driving an increase in home sale prices. We continually evaluate expansion opportunities in markets that align with our profit and return objectives, and we expect to use the expertise gained from our new market acquisitions to effectuate opportunistic expansion into additional new metropolitan areas.
Costs of building materials and labor
The cost of construction of residential real estate fluctuates with market conditions and costs related to building materials and labor. The residential construction industry experiences labor and material shortages from time to time, including shortages in qualified subcontractors, tradespeople and supplies of insulation, drywall, cement, steel, and lumber. These labor and material shortages can be more severe during periods of strong demand for housing, during periods following natural disasters that have a significant impact on existing residential and commercial structures or as a result of broader economic disruptions, such as the COVID-19 pandemic. Labor and material shortages and price increases for labor and materials could cause delays in and increase our costs of home construction, which in turn could have a material adverse effect on cost of sales and operations.
Speed of permitting process across our geographies
Typically, we have very good visibility on construction times once we have obtained necessary permits for a particular home. With each property, we are required to follow a planning and permitting processes in compliance with local requirements, which can vary by location and can be inconsistent in the time to completion, in large part depending on the resources of the locality. For example, during the forced closures during the COVID-19 pandemic, the permitting process for many of our properties was subject to significant delays. We manage the planning and permitting processes efficiently by planning and building within existing zoning and permitting limits. We do not subdivide lots, and we seek no zoning variances. We obtain our permits through a typical planning process in each location, where our employees interact in person with local officials. Our business model is designed to leverage the Fuse360 platform to facilitate the completion of the permitting process in each of our target markets as quickly and efficiently as possible.
Components of our operating results
Revenues
Revenues include the proceeds from the closings of homes and homesites sold to our customers, as well as fees from our home services. Revenues from home and homesite sales are recorded at the time each such sale is closed, title and possession are transferred to the homebuyer and (for home sales) there is no significant continuing involvement with the home. Proceeds from home and homesite sales are generally received within a few days after closing. Home and homesite sales are reported net of sales discounts and incentives granted to homebuyers, which are primarily seller-paid closing costs. The pace of net new orders, average sales price, the level of incentives provided to the customer and the number of upgrades or options selected all affect our recorded revenues in a given period.
For BOYH contracts with respect to a homesite that the customer already owns, we recognize revenues based on the percentage of completion of the home. For our BTR program, we recognize revenues as fees are earned.
Cost of sales
Costs of sales of homes include direct and indirect land costs and construction costs, as well as applicable carrying charges (principally interest and property taxes), which are capitalized to active projects. Costs include the estimated total construction costs of each home at completion, land purchase and acquisition costs and lot improvement costs. Costs also include amortization of interest expense.
Operating expenses
Operating expenses consist of general and administrative expenses and advertising and commissions and selling expenses. General and administrative expenses include costs to run our divisions and support our executive and administrative functions. We expect to continue to invest substantial resources to support our growth and anticipate that as a public company, general and administrative expenses will increase in absolute dollar amounts. All our commissions costs are paid to third party realtors.
Backlog (at period end)
Backlog (at period end) is the number of homes and homesites in backlog from the previous period plus the number of new orders generated during the current period minus the number of homes and homesites closed during the current period. Backlog at period end includes homes and homesites under contract with a buyer that are complete and awaiting delivery or in a phase of construction (pre-sales). Backlog at March 31, 2021 was 61 homes and homesites for sale with an aggregate contract price of $173.5 million. In addition, at March 31, 2021, we had 35 BOYH contracts with an aggregate contract price of $49.2 million. Backlog at December 31, 2020 was 56 homes and homesites for sale with an aggregate contract price of $152.5 million. We had 24 BOYH contracts with an aggregate contract price of $34.8 million at December 31, 2020.
Gross profit and gross margin
Gross profit is home sales revenues less cost of sales for the reported period. Gross margin is gross profit expressed as a percentage of revenues.
Non-GAAP measures
In addition to our financial results reported in accordance with GAAP, we have provided information in this prospectus relating to adjusted gross profit, adjusted gross margin, adjusted EBITDA and adjusted EBITDA margin. For definitions of these non-GAAP measures and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, see “Prospectus Summary—Summary Historical Consolidated Financial Information—Non-GAAP Financial Measures.”

Factors affecting the comparability of our financial condition and results of operations
Our historical financial condition and results of operations for the periods presented may not be comparable from period to period. In late 2020, we began a line of business selling home services that affects comparing this period to 2019. We also have expanded into new geographic areas in 2019 and 2020, which affects comparability.
Consolidated statement of operations
The following tables set forth our results of operations for the periods presented.
Quarter ended March 31, 2021 compared to quarter ended March 31, 2020 and year ended December 31, 2020 compared to year ended December 31, 2019 for the operations
(in thousands)	Quarter Ended March 31, 2021	Quarter Ended March 31, 2020	Year Ended December 31, 2020	Year Ended December 31, 2019
	(unaudited)
Revenues
Home sales	$143,633	$22,464	$182,121	$183,035
Home services	7,251	577	8,624	—
	150,884	23,041	190,745	183,035
Cost of Sales
Home sales	$126,659	$20,218	$161,421	$166,653
Impairment	—	—	114	6,774
Home services	5,254	455	6,783	—
	131,913	20,673	168,318	173,427
Gross Profit
Home sales	$16,974	$2,246	$20,586	$9,608
Home services	1,997	122	1,841	—
	18,971	2,368	22,427	9,608
Gross margin	12.6%	10.3%	11.8%	5.2%
Operating Expenses
Sales and marketing	$8,456	$1,967	$12,280	$10,996
General and administrative	9,770	4,882	24,902	17,063
Total operating expenses	18,226	6,849	37,182	28,059
Operating income (loss)	745	(4,481)	(14,755)	(18,451)
Other income (loss)	127	(194)	(22)	1,269
Equity (loss) in unconsolidated joint ventures	(24)	(6)	(279)	(69)
Net Income (Loss)	$848	$(4,681)	$(15,056)	$(17,251)

	Quarter Ended March 31, 2021			Quarter Ended March 31, 2020	Year Ended December 31, 2020		Year Ended December 31, 2019
(in thousands)	Southern California Division	Northern California Division	Pacific Northwest Division	Southern California Division	Southern California Division	Northern California Division	Southern California Division
	(unaudited)			(unaudited)
Revenues
Home sales	$100,718	$37,513	$5,450	$22,464	$148,847	$33,274	$183,035
Home services	5,499	257	1,496	577	8,461	163	—
	106,217	37,770	6,946	23,041	157,308	33,437	183,035
Cost of Sales
Home sales	$92,468	$29,913	$4,278	$20,218	$134,175	$27,246	$166,653
Impairment of real estate inventory	—	—	—	—	114	—	6,774
Home services	4,241	61	952	455	6,783	—	—
	96,709	29,974	5,230	20,673	141,072	27,246	173,427
Gross Profit
Home sales	$8,250	$7,600	$1,172	$2,246	$14,558	$6,028	$9,608
Home services	1,258	196	544	122	1,678	163	—
	9,508	7,796	1,716	2,368	16,236	6,191	9,608
Revenues
Revenues for the quarter ended March 31, 2021 were $150.9 million, an increase of approximately $127.9 million, or 555%, as compared to $23.0 million for the quarter ended March 31, 2020. Of this, home sales increased to $143.6 million from $22.5 million. The increase was primarily due to the growth in the number of home sales, which included 47 home sales for $123.2 million for the three months ended March 31, 2021, as compared to 10 home sales for $22.5 million for the three months ended March 31, 2020. We had $15.2 million in home site sales for the three months ended March 31, 2021, as compared to $0 for the three months ended March 31, 2020. The large increase was the result of matured operations in Southern California, as well as sales from our Northern California division, which was launched in December 2018. Compared to the three months ended March 31, 2020, home sales grew from 10 to 32 in the Southern California division, from 0 to 12 in the Northern California division, and from 0 to 3 in the Pacific Northwest. In addition, our fee-for-service revenues increased to $7.3 million for the three months ended March 31, 2021 as compared to $0.6 million for the three months ended March 31, 2020 due to an increase in homebuilding services contracts that had initiated active construction, having launched this line of business in the third quarter of 2019. Revenues for the first quarter of 2021 also include $20.4 million in revenues from sales of mid-development units to a non-controlled joint venture with an institutional investor for our BTR program, which we established in December 2020.
Revenues for the year ended December 31, 2020 were $190.7 million, an increase of approximately $7.7 million from $183.0 million for the year ended December 31, 2019. The increase was principally driven by our new line of business, home services, which had sales of $8.6 million for the year ended December 31, 2020 compared to $0 for the year ended December 31, 2019. Home sales for the year ended December 21, 2020 decreased to $182.1 million from $183.0 million for the year ended December 31, 2019, a decrease of approximately $0.9 million. The decrease in home sales was primarily due to the effects of the COVID-19 pandemic on our business operations, which caused delays in securing building permits, periodic mandatory construction site shut-downs, delays in construction inspections and lender appraisals resulting in longer planning and construction periods and delayed deliveries. In March 2020, federal, state and local governments imposed varying degrees of restrictions on business and social activities to contain the COVID-19 virus, including social distancing, quarantine and “stay-at-home” or “shelter-in-place” orders in each of our markets. We experienced resulting disruptions to our business operations, which have required adjustments to the way we conduct business. Deliveries on homes slowed significantly because many aspects of the home-building process slowed significantly, such as obtaining permits and inspections and our homebuyers’ residential loan approval processes. In addition, sales of our homes slowed significantly, and our construction activities were disrupted, and in some cases halted, during the period from

March through June of 2020. Home sales and construction activity improved in the second half of 2020 and have continued to improve in the first half of 2021, but the COVID-19 pandemic caused a decrease in revenues from 2019 to 2020.
Cost of sales
Total cost of sales for the quarter ended March 31, 2021 was $131.9 million, an increase of approximately $111.2 million, or 537%, as compared to $20.7 million in the quarter ended March 31, 2020. The increase in costs was attributed to the 47 units sold in the quarter ended March 31, 2021 compared to 10 units sold in the quarter ended March 31, 2020—the result of having matured our Southern California division, as well as having sales in our Northern California that we did not have in the first quarter of 2020. Relative to the quarter ended March 31, 2020, construction and interest costs compared to sales in the quarter ended March 31, 2021 decreased 7.0% and 0.4% respectively, while acquisition costs increased 1.3%. This cost improvement was attributable principally to continued gains in construction efficiencies, which were slightly offset by acquisition cost increases.
Total cost of sales for the year ended December 31, 2020 was $168.3 million, a decrease of approximately $5.1 million, or 2.9%, as compared to $173.4 million in the year ended December 31, 2019. The reduction in costs was attributed to a decrease in impairment loss as well as improvements in efficiencies in the home construction process and lower acquisition and interest costs compared to sales. Relative to 2019, construction, acquisition and interest costs compared to sales in 2020 decreased 2.3%, 2.6%, and 1.5%, respectively, due to efficiencies of scale achieved in the business.
Gross profit
Total gross profit was $19.0 million in the quarter ended March 31, 2021, an increase of $16.6 million, or 692%, as compared to $2.4 million for the quarter ended March 31, 2020. Gross profit improvement resulted principally through lower construction costs as a percentage of sales. For the period, construction costs decreased 7.0% compared to the quarter ended March 31, 2020, reflecting efficiencies derived from economies of scale driven by our Fuse360 Platform. During the first quarter of 2021, we sold mid-development units to a non-controlled joint venture with an institutional investor for our BTR program, which had a negative effect on gross margin. Partially offsetting this negative impact, our home services business provided $2.0 million in gross profit, or 27.5% of fee-for-services sales for the period. This compares to $0.1 million in home services gross profit for the quarter ending March 31, 2020.
Total gross profit was $22.4 million for the year ended December 31, 2020, an increase of $12.8 million, or 133.3%, as compared to $9.6 million for the year ended December 31, 2019. Gross profit increased due to an increase in sales and improvement in our cost structure. Relative to 2019, construction, acquisition and mortgage interest costs compared to sales in 2020 decreased 2.3%, 2.6% and 1.5%, respectively, due to efficiencies derived from our Fuse360 platform.
Operating expenses
Total operating expenses for the quarter ended March 31, 2021 were $18.2 million, an increase of $11.4 million, or 166%, as compared to $6.8 million for the quarter ended March 31, 2020. The increase in operating expenses was due to expenses attributed to the 47 units sold in the quarter ended March 31, 2021 compared to 10 units sold in the quarter ended March 31, 2020. Although we had no revenues from our Northern California division for the quarter ended March 31, 2020, we expended $1.6 million in operating expenses for the division in that period. Total operating expenses for the year ended December 31, 2020 were $37.2 million, an increase of $9.1 million, or 32%, as compared to $28.1 million in the year ended December 31, 2019. The increase in operating expenses was due to our continued investment in expanding the business. We commenced our Northern California operations in December 2018, and our Pacific Northwest operations in December 2019. Sales continued from the Southern California division throughout 2020, and we made our first sales in the Northern California division in 2020. Given the construction cycle of demolition of old houses, new design and construction, to final sale, the Northern California division had $33.4 million in sales in 2020, its first year of sales (as compared to our more mature Southern California division’s $157.3 million in 2020), and the Pacific Northwest division had no sales in 2020. Accordingly, our operating expenses continue to increase with business expansion on an absolute dollar basis, but we anticipate that it will decline as a percentage of revenues as we grow our business.

General and administrative expenses
Total general and administrative expenses for the quarter ended March 31, 2021 were $9.8 million, an increase of $4.9 million from $4.9 million for the quarter ended March 31, 2020. General and administrative expenses as a percentage of sales decreased to 6.5% for the quarter ended March 31, 2021 from 21.2% in the quarter ended March 31, 2020. The increase in expenses is attributable to the hiring of more employees in our corporate and new regional offices, and increased expense in the first quarter of 2021 of $0.6 million related to preparing for our operations as a public company.
Total general and administrative expenses for the year ended December 31, 2020 were $24.9 million, an increase of $7.8 million from $17.1 million for the year ended December 31, 2019. General and administrative expenses as a percentage of sales increased to 13.1% for the year ended December 31, 2020 from 9.3% in the year ended December 31, 2019. The increase in expenses as a percentage of sales is derived from expenses associated with having three divisions in 2020 while having had sales all year from only one of the three divisions (Southern California). During this period, we hired 43 employees and payroll increased $7.0 million. Of the increased payroll, $4.6 million (29 of the 43 employees) were related to the Northern California and Pacific Northwest divisions.
Commissions and selling expenses
Commissions expenses for the quarter ended March 31, 2021 were $8.5 million, an increase of $6.5 million, or 330% higher than $2.0 million for the quarter ended March 31, 2020. The increased commissions in the first quarter of 2021 results from the increased homes sales quarter over quarter.
Commissions and selling expenses for the year ended December 31, 2020 were $12.3 million, an increase of $1.3 million from $11.0 million for the year ended December 31, 2019. The increased commissions in this period is attributed to an increase in home sales revenues in 2020.
Liquidity and capital resources
Our cash needs for working capital, growth opportunities and repayment of debt are expected to be met by our cash from operations, borrowings under our current mortgage notes payable and new credit facilities, and the proceeds from the sale of equity securities, including the shares to be sold in this offering. We have historically financed our purchases through mortgages we enter into with preferred lenders. Each property has its own loan, which we repay when we sell the home or homesite to a buyer. 89% of our property loans are expected to be repaid within 12 months. For BOYH, the customer or the customer’s lender provides the funding for the construction of the new home. We obtain an initial deposit from the customer used to fund initial construction costs. Subsequently, we request additional funding through a draw request process from either the customer or the customer’s lender.
In connection with this offering and our planned entry into a new syndicated, unsecured revolving credit facility, we plan to use a portion of the proceeds therefrom to repay all of our outstanding property mortgages. For more information, see “Use of Proceeds.” We anticipate that we will benefit from better economic terms under a new credit facility, as well as lower transaction costs because we will use that credit facility instead of individual mortgages to finance future property acquisition, development and construction.
Our business model also requires expenditures for general and administrative expenses, including payroll and office leases, and commissions. We expect future expenditures for general and administrative expenses, including payroll and office leases, and advertising and promotion, will increase on an absolute dollar basis as we continue to invest in the growth and expansion of our business.
As of March 31, 2021 and December 31, 2020, we had $25.5 million and $14.5 million, respectively, of cash and cash equivalents.

Historical cash flow information
The following table shows a summary of our cash flows for the business for the periods presented:
	Quarter Ended March 31,		Year Ended December 31,
(in thousands)	2021	2020	2020	2019
	(unaudited)
Statement of Cash Flows Data:
Net Cash Provided By (Used In):
Operating Activities	$36,792	$(57,582)	$(166,125)	$(131,251)
Investing Activities	(1,212)	66	38	(98)
Financing Activities	(24,584)	72,582	180,587	123,607
Net change increase (decrease) in cash and cash equivalents and restricted cash	$10,996	$15,066	$14,500	$(7,742)
Net cash provided by (used in) operating activities
Net cash provided by (used in) operating activities was $36.8 million for the quarter ended March 31, 2021 and $(57.6) million for the quarter ended March 31, 2020. Net cash provided by (used in) operating activities was $(166.1) million in the year ended December 31, 2020 and $(131.3) million for the year ended December 31, 2019. Net cash used in operating activities consisted primarily of $(160.4) million for real estate inventory for the year ended December 31, 2020, as compared to $(117.1) million for the year ended December 31, 2019. We purchased more inventory as our operations expanded in the three divisions. Our inventories of completed homes for the year ended December 31, 2020 increased to $76.3 million, as compared to $29.5 million for the year ended December 31, 2019.
Net cash provided by (used in) investing activities
Net cash provided by (used in) investing activities was $(1.2) million for the quarter ended March 31, 2021 and $0.1 million for the quarter ended March 31, 2020. Net cash provided by (used in) investing activities was $38,000 in the year ended December 31, 2020 and $(0.1) million in the year ended December 31, 2019. The primary source of our net cash provided by investing activities was the disposal of certain property and equipment.
Net cash provided by (used in) financing activities
Net cash provided by financing activities was $(24.6) million for the quarter ended March 31, 2021 and $72.6 million for the quarter ended March 31, 2020. Net cash used in financing activities during the year ended December 31, 2020 was $180.6 million and $123.6 million during the year ended December 31, 2019. The primary use of our net cash provided by financing activities primarily consisting of costs of construction. We obtained $226.1 million in advances for project specific financing for the year ended December 31, 2020, as compared to $190.5 million for the year ended December 31, 2019. We obtained $72.3 million in contributions from members for the year ended December 31, 2020, as compared to $66.0 million for the year ended December 31, 2019. In the same period, we made $(117.8) million in repayments on project-specific financings for the year ended December 31, 2020, as compared to $(132.8) million for the year ended December 31, 2019.
Indebtedness and contractual obligations
The following table summarizes our contractual obligations as of December 31, 2020, which are comprised only of lease obligations as described below. We have significant debt in the form of our mortgage notes payable that finance acquisition, development and construction of individual real estate projects, a majority of which are expected to come due within 12 months as of March 31, 2021 and December 31, 2020, respectively.

Lease obligations
We have non-cancelable operating leases for the various corporate and divisional offices. Rent expense under cancelable and non-cancelable operating leases totaled $1.2 million for the year ended December 31, 2020 ($0.6 million for the year ended December 31, 2019), and is included in general and administrative expenses in the consolidated statement of operations.
Obligation	2021	2022	2023	2024	2025	Total
Lease Obligations	$1,033	$738	$555	$572	$59	$2,957
Off-balance sheet arrangements
We have off-balance sheet arrangements. See Note 2 to our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information.
Inflation
The primary inflationary factors affecting our operations are labor and material costs, which are generally subject to inflationary increases. To date, we do not believe that inflation had a material impact on our business, results of operation or financial condition. To the extent our costs are subject to significant inflationary pressures, we may not be able to fully offset these higher costs through price increases or other measures and our business, results of operations or financial condition may be adversely affected.
Seasonality
Our business is not significantly impacted by seasonality, as our home sales and home services business lines do not generally fluctuate according to the seasons.
Quantitative and qualitative disclosure about market risk
Overall housing demand is generally affected by changes in interest rates, but we view our business model to be less sensitive to interest rate fluctuations. We believe our target customers generally are less mortgage rate sensitive than the average homebuyer in the United States, and in our experience, we would not expect a significant change in interest rates to have a significant impact on our business. In addition, our business is subject to interest rate risk as it pertains to the financing of homesite acquisitions, which historically we have financed through individual mortgage loans. To date, we have not been subject to material fluctuations in interest rates across our mortgage loans. An increase in interest rates on current or future borrowings could impact our results of operations. We do not enter into, nor do we intend to enter into in the future, derivative financial instruments for trading or speculative purposes to hedge against interest rate fluctuations.
Critical accounting policies and estimates
This management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements.
On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and share-based compensation. We base our estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in Note A to our consolidated financial statements included elsewhere in this prospectus, we believe the following accounting policies are the most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue recognition
We recognize revenues in two ways in accordance with ASC Topic 606, Revenues from Contracts with Customers (“ASC 606”). Revenues from home sales with respect to homes that we construct on homesites that we own title to are recorded at the time each home sale is closed and title and possession are transferred to the customer. Revenues from home services in which the customer retains title to the homesite while we build the home are recognized based on the percentage of completion of the home construction, which is measured on a quarterly basis. We also transact with a customer to sell both title to the land and construction services, with the land title and construction services constituting two performance obligations. In these arrangements, we allocate the transaction price to the two performance obligations based on the relative stand-alone selling price and recognize revenues accordingly.
Home sales
Revenues from home sales is recognized when we transfer control of the asset to the customer, which occurs at escrow closing on the contractually specified asset, title has passed, adequate consideration by the customer is received, possession and other attributes of ownership have been transferred to the customer, and we are not obligated to perform significant additional activities after escrow closing and delivery. Home sales arrangements consist of a single performance obligation, which is satisfied when the customer has provided sufficient initial and continuing investment, and all other revenues recognition criteria have been met, on the date of escrow closing. Home sales revenues includes the base sales price, purchased options and upgrades, if any, and other adjustments due to variable consideration, primarily sales price incentives and credits offered at escrow closing, and does not include taxes assessed by a governmental authority. We do not offer returns or refunds. The profit we record is based on the calculation of cost of sales, which is dependent on our allocation of costs, as described in more detail in “—Real Estate Inventories and Cost of Sales.”
Entering into an arrangement with the customer results in us incurring certain costs that would not have been incurred had the contract not been obtained, generally comprising sales commissions. In accordance with ASC Subtopic 340-40, Other Assets and Deferred Costs – Contracts with Customers, we present sales commissions payable on escrow closing for home sales transactions as sales and marketing expense in its our statements of operations because the typical length of the customer relationship period is 12 months or less.
Home services
Revenues from home services are recognized over time as services are provided to the customer, including processing and approval of bids, construction management, and delivery of a completed home with a certificate of occupancy. Homes services arrangements generally consist of a single performance obligation and the transaction price generally consists of the base sale price, purchased options and upgrades, if any, and adjustments due to variable consideration, primarily sales price incentives, and does not include taxes assessed by a governmental authority. We include the estimated amount of variable consideration to which it will be entitled only to the extent it is probable that a significant reversal in the amount of cumulative revenues will not occur when any uncertainty associated with the variable consideration is subsequently resolved. We generally collect payment from the customer over time as it submits a periodic draw package for approval and payment to either the customer or the customer’s third-party lender.
We measure our progress toward complete satisfaction of the performance obligation based on the percentage-of-completion based on construction costs incurred, adjusting for cost overruns, because the fee is earned based on construction costs incurred. We recognize revenues based on this measure of progress and generally does not offer returns or refunds.
Certain arrangements may include multiple legal contracts with a customer at or around the same time including the (i) transfer of land title to the customer and (ii) sale of construction services to build on the land that was sold. We apply the contract combination guidance in ASC 606 to these arrangements because the contracts are negotiated at or near the same time with the same customer and as a package with a single commercial objective (i.e., construct a home on the land). These arrangements are treated as one contract and contain two performance obligations. We allocate allocates the transaction price in these arrangements based on the relative standalone selling price of each performance obligation. We establish pricing using a combination of observable and estimated inputs. Revenues are recognized as we transfer control of the goods or services to the customer, with the transaction price allocated to the land title performance obligation presented as home sales revenues. We generally do not offer returns or refunds in these arrangements. In these arrangements, contract liabilities (deferred revenues) include customer payments we have not yet recognized as revenues in order to meet the allocation objective in ASC 606. We expect to recognize these amounts as revenues as it transfers control of the goods or services to the customer related to the home construction, generally up to 18 months.
Real estate inventories and cost of sales
Real estate inventories are carried at cost less valuation adjustments, as applicable, and include the cost of direct and indirect land acquisition, and construction costs, and any applicable carrying charges (principally interest and property taxes) which are capitalized to active projects.
Sold units are expensed on a specific identification basis as cost of sales, which includes the estimated total construction costs of each home at completion, land purchase and acquisition costs, and lot improvement costs.
We review each real estate project on a quarterly basis or whenever indicators of impairment exist. Indicators of impairment include, but are not limited to, significant decreases in local housing market values and selling prices of comparable homes, significant decreases in gross margins or sales absorption rates, costs significantly in excess of budget, and actual or projected cash flow losses. When a project is determined to be impaired, the related carrying value is written down to its estimated fair value in accordance with ASC Topic 820, Fair Value Measurement.
We determine that impairment exists when the future undiscounted cash flows estimated to be generated by the project, less selling costs, are less than the carrying amount of the project. When a project is determined to be impaired, we use a discounted cash flow methodology to estimate the fair value. The estimation of fair value requires a substantial degree of judgement and is inherently uncertain since it requires estimates of current market yields as well as future events and conditions. Such future events and conditions include economic and market conditions, the availability of suitable financing to fund development and construction activities, as well as credit availability for homebuyers. The realization of our investments in real estate projects is dependent upon future uncertain events and conditions and, accordingly, the actual timing and amounts we realize may be materially different from the fair values estimated.
During 2020 and 2019, management recognized impairment losses of $0.1 million and $6.8 million on two and 21 homes, respectively, which are included in the cost of sales expense line item in our statements of operations.
Goodwill impairment
We evaluate goodwill for possible impairment in accordance with ASC 350, Intangibles–Goodwill and Other, on an annual basis, as of October 1, or more frequently if events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We use a three-step process to assess whether or not goodwill can be realized. The first step is a qualitative assessment that analyzes current economic indicators associated with a reporting unit. For example, we analyze changes in economic, market and industry conditions, business strategy, cost factors, and financial performance, among others, to determine if there would be a significant decline to the fair value of a particular reporting unit. If the qualitative assessment indicates a stable or improved fair value, no further testing is required.
If a qualitative assessment indicates that a significant decline to fair value of a reporting unit is more likely than not, or if a reporting unit’s fair value has historically been closer to its carrying value, we will proceed to the second step where we calculate the fair value of a reporting unit based on discounted future cash flows. If this step indicates that the carrying value of a reporting unit is in excess of its fair value, we will proceed to the third step where the fair value of the reporting unit will be allocated to assets and liabilities as they would in a business combination. Impairment occurs when the carrying amount of goodwill exceeds its estimated fair value calculated in the third step.
Investments in unconsolidated entities and variable interest entities
We participate in joint ventures from time to time that conduct land acquisition, land development and/or other homebuilding activities in various markets where our homebuilding operations are located. Our investments in these joint ventures may create a variable interest in a variable interest entity (“VIE”), depending on the contractual terms of the arrangement.

Pursuant to ASC Topic 810, Consolidation, and subtopics related to the consolidation of VIEs, we analyze our joint ventures under the variable interest model to determine if such are required to be consolidated in our consolidated financial statements. The accounting standard requires a VIE to be consolidated by a company if that company is determined to be the primary beneficiary. The primary beneficiary is defined as the entity having both of the following characteristics: (1) the power to direct the activities that most significantly impact the VIE’s performance and (2) the obligation to absorb losses and rights to receive the returns from the VIE that would be significant to the VIE.
Joint ventures for which we are not identified as the primary beneficiary are accounted for as equity method investments. We and our unconsolidated joint venture partners make initial and/or ongoing capital contributions to these unconsolidated joint ventures, typically on a pro rata basis, according to each party’s respective equity interests. The obligations to make capital contributions are governed by each such unconsolidated joint venture’s respective operating agreement and related governing documents. Partners in these unconsolidated joint ventures are unrelated homebuilders, land developers or other real estate entities.
We typically obtain rights to acquire portions of the land held by the unconsolidated joint ventures in which we currently participate. When we sell land or a partially constructed home to an unconsolidated joint venture, we defer recognition of the profit related to our share of such unconsolidated joint venture until the unconsolidated joint venture disposes of the asset to a third party.
We share in the earnings (losses) of these unconsolidated joint ventures generally in accordance with our respective equity interests.
Warranty reserves
We establish warranty reserves to provide for estimated future expenses as a result of construction and product defects, product recalls and litigation incidental to our business. Estimates are determined based on management’s judgment considering factors such as number of homes sold, historical and anticipated rates of warranty claims, and cost per claim.
Internal controls and procedures
Prior to the completion of this offering, we have been a private company with limited accounting personnel to adequately execute our accounting processes and limited supervisory resources with which to address our internal control over financial reporting. As a private company, we have not designed or maintained an effective control environment as required of public companies under the rules and regulations of the SEC. Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, management and our independent registered public accounting firms, Ernst & Young LLP and Haskell & White LLP, identified several material weaknesses in our internal control over financial reporting in connection with our preparation and the audits of our financial statements for the years ended December 31, 2019 and 2020. A material weakness is a deficiency, or combination of deficiencies, in internal control over financing reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
The material weaknesses we and our independent registered public accounting firms identified are listed below:
•	we did not maintain sufficient GAAP and SEC accounting resources commensurate with those required of a public company;
•	our financial reporting closing process did not effectively determine all period-end adjustments with a sufficient level of precision;
•	given the high number of entities required to be consolidated on a monthly basis, we lacked proper controls or procedures in place to provide timely and accurate consolidations;
•	we did not establish policies and procedures that would ordinarily be critical in analyzing financial data and making decisions;
•	our current accounting ERP system lacked sophistication and functionality to be able to produce reports and estimates with accurate financial reporting accuracy; and

•
we did not employ an independent review of the monthly financial reports and trial balances to verify that such reports were accurate and reconciled properly to the supporting documentation and detailed schedules.

These material weaknesses resulted in adjustments to our current and prior year financial statements primarily related to real estate inventory, revenues, costs of sales and accrual of expenses and could result in a misstatement of any account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.
We have begun implementation of a plan to remediate these material weaknesses. These remediation measures are ongoing and include hiring additional accounting and financial reporting personnel, including a third-party advisory firm, and implementing additional policies, procedures and controls.
We cannot assure you that these measures will significantly improve or remediate the material weaknesses described above. The implementation of these remediation measures is in the early stages and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. As a result, the timing of when we will be able to fully remediate the material weaknesses is uncertain, and we may not fully remediate these material weaknesses during 2021. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that these control deficiencies or others would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected on a timely basis.
We and our independent registered public accounting firms were not required to perform an evaluation of our internal control over financial reporting as of either December 31, 2020 or December 31, 2019 in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 after the completion of this offering.
Implications of being an emerging growth company
As a company with less than $1.07 billion in revenues during our last fiscal year, we qualify as an EGC as defined in the JOBS Act. For so long as we remain an EGC, we are permitted, and have elected, to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:
•
being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;
•
not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and obtaining stockholder approval of any golden parachute payments not previously approved.
We may take advantage of these provisions for up to five years following completion of this offering or such earlier time when we are no longer an EGC. We will cease to be an EGC if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you may hold stock.

The JOBS Act provides that an EGC may take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an EGC to delay the adoption of accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption is required for private companies. As part of this election, we are delaying the adoption of accounting guidance related to leases that currently applies to public companies. We are assessing the impact this guidance will have on our financial statements. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

Business
Our mission
Our mission is to transform U.S. urban single-family housing by bringing a technology-enabled experience to designing, building and selling high quality, single-family homes at attainable prices in the most desirable neighborhoods located near the heart of many of the country’s largest cities.
Our company
Thomas James Homes was formed with the goal of transforming U.S. housing in the predominantly single-family home neighborhoods located within and near large cities, which we refer to as urban housing markets, by providing consumers with a simple, seamless, efficient and transparent option for purchasing or building new single-family homes in desirable urban neighborhoods at attainable prices.
We do this through our proprietary technology platform, which we call Fuse360, which enables us to identify and acquire older, existing houses on non-contiguous homesites in the most desirable neighborhoods located near the heart of many of the country’s largest cities and then efficiently and profitably building new replacement homes on those homesites.
Our cloud-based Fuse360 technology offers a fully managed marketplace that seamlessly connects and generates platform efficiencies for homebuyers, subcontractors, realtors and other constituents across our single-family new home ecosystem while delivering an exceptional customer experience and the cost benefits of operating with economies of scale. Today, our platform connects and directs more than 1,500 marketplace participants daily, tracking on average nearly 5,000 unique tasks per home and simultaneously managing hundreds of single, non-contiguous homesite projects.
We recognize the significant inefficiencies and inflated costs endemic to urban housing markets and the stress and frustration that homebuyers endure in making what is often the largest purchase of their lifetimes. We endeavor to simplify the process and enable transparency, certainty and cost efficiencies that benefit us, our customers and the other participants in our marketplace.
We believe Fuse360 significantly reduces the complexities associated with sourcing, acquiring, permitting and managing single-family home construction projects on non-contiguous homesites. Our purpose-built and scalable system enables us to methodically identify underutilized homesites, where we can increase value either by increasing the square footage of the existing house or by increasing the number of homes on the homesite. Our system also enables us to manage and track the construction permit process for each project, manage approximately 80 contractors and approximately 450 separate invoices per project, customize individual homes to our customers’ unique needs and market, sell and subsequently service homes broadly distributed across each of our markets. We believe we are unique in our ability to efficiently and profitably manage these processes in an urban context where each home construction project is managed independently from others. We believe that we are currently the country’s largest provider of single-family replacement homes.
Over the last five years, we have deliberately invested capital and resources in developing our platform and infrastructure, establishing a strong foundation to capitalize on the large marketplace opportunity and to rapidly scale our operations. Following a growth equity capital investment by real estate funds managed by Oaktree in early 2018, we have accelerated our growth by ramping up operations in Southern California and embarking on market expansions into Northern California, the Pacific Northwest and, most recently, Colorado. We believe our proprietary platform and differentiated business model enable us to efficiently expand into new markets, which is an important aspect of our growth strategy. Starting in 2022 and through 2025, we plan to enter on average three new markets each year.
In 2020, we generated revenues of $190.8 million, gross profit of $22.4 million, net losses of $(15.1) million and adjusted EBITDA of $(3.1) million. In the first quarter of 2021, we generated revenues of $150.9 million and gross profit of $19.0 million, representing increases of 555% and 701%, respectively, as compared to the first quarter of 2020. We generated net income of $0.8 million and adjusted EBITDA of $8.5 million in the first quarter of 2021 as compared to a net loss of $(4.7) million and adjusted EBITDA of $(3.4) million in the first quarter of 2020. As of March 31, 2021, we owned inventory of homes and homesites for sale of $420.0 million and had a sales value of backlog of homes and homesites for sale under contract of $173.5 million. This compares to owned inventory and sales value of backlog of $457.0 million and $69.7 million, respectively, as of March 31, 2020. We believe the continued ramp up of our existing operations and our planned market expansion position us to drive significant growth and profitability. See “—Summary Historical Consolidated Financial Information—Non-GAAP Financial Measures” for additional information regarding the non-GAAP financial measures of adjusted EBITDA presented in this paragraph and adjusted gross profit presented in the table below and a reconciliation to the most comparable GAAP measures of each.

Our opportunity
We believe single-family urban housing in the United States, which we estimate to represent approximately $8 trillion in potential inventory value for Thomas James Homes, is ripe for disruption. We are leveraging our proprietary platform to unlock the market to scaled production in order to build high quality, single-family homes at attainable prices.
Housing fundamentals and demographics in our target urban housing markets across the United States are highly attractive, with high population density, affluent households, strong job growth and proximity to employment centers and access to sought-after cultural and lifestyle amenities. While neighborhoods in urban markets are typically highly desirable for home buyers, supply in these markets is highly constrained and existing housing inventory in urban markets across the United States is on average more than 40 years old, and in many cases more than 70 years old. Older houses are often smaller, functionally obsolete compared to current consumer design and floorplan preferences, energy inefficient and contaminated by harmful building materials such as lead and asbestos. These houses seldom fulfill current consumer preferences for technology and amenities. We believe that this backdrop represents a large and compelling opportunity for Thomas James Homes to provide a differentiated offering of high-quality homes in some of the country’s most desirable locations.
Across our current and target expansion markets in the United States, we estimate that we have a TAM of approximately $190 billion annually. Our current focus is on 21 initial U.S. target markets consisting of major MSAs that we have determined to be the most attractive and the best fit for our product and service offerings and business model. Within these MSAs, we have reviewed 4,274 ZIP codes, identifying an aggregate homesite supply of more than 3.8 million outmoded houses with underutilized FARs. Further leveraging demographic- and transaction-oriented analyses, we believe that 775, or approximately 18%, of these ZIP codes fit our specific market entry criteria.

The strength of the markets in which we operate and the opportunity for new markets are summarized in the table below. Based on our current analysis of prevailing market conditions, of our 21 initial U.S. target markets, we operate in four and are prioritizing expansion into Phoenix, San Diego, Portland and Washington, D.C., followed by Boston, the New York Tri-State Area, Chicago and Detroit. We continually evaluate and refine such plans based on prevailing market conditions and other relevant factors.

Source:    U.S. Census. Management estimates.
(5)	Per U.S. Census for 2019.
(6)	Represents the aggregate number of housing units before 1980 as a percentage of total housing units in each of the categories.
(7)	Represents the estimated sales value of lots estimated to be available annually that meet Thomas James Homes’ acquisition criteria.
(8)	Represents the percentage of the annual addressable market that Thomas James Homes is targeting to capture.
Despite the significant size of the urban housing market relative to the total U.S. housing market, we believe there is no established scaled competition serving the U.S. urban housing market today. We believe that this is due to a number of factors, including the limited supply of undeveloped land in large U.S. cities, the complexities of rebuilding on existing homesites and managing a high volume of construction on non-contiguous homesites and the production inefficiencies commonly experienced with local contractors and small custom homebuilders. We effectively manage these complexities through our Fuse360 proprietary platform. We believe our proprietary platform is critical to our success to date and to achieving our growth aspirations.
We believe the primary obstacle to servicing the single-family urban housing market is the lack of available contiguous undeveloped land supply. The majority of scaled production homebuilders are structured to identify, underwrite and manage the construction of large communities whereby homebuilders purchase land in bulk and move from house to adjacent house as they build. This traditional approach to homebuilding often results in pursuing large projects in secondary and tertiary suburban housing markets, where undeveloped land fits a homebuilder’s underwriting criteria. Operating in the urban housing market requires a different approach, in which each home is essentially its own project. We believe that the majority of scaled production homebuilders lack the technology infrastructure to effectively service the single-family urban housing market at scale. Because most of the land in urban housing markets is already developed, new home construction in urban housing markets typically requires the replacement of existing houses, one at a time on non-contiguous homesites. Beginning with an existing house on site, which ultimately needs to be torn down and rebuilt, complicates the underwriting and construction process of operating in the single-family urban housing market. We believe that our ability to Source Better through Fuse360 enables us to effectively manage the unique complexities of operating within the single-family urban housing markets. See “—Fuse360—Source Better—for volume.”
The current urban construction competitive landscape consists of mostly small-scale custom homebuilders, each producing a handful of housing units each year. We believe the industry is characterized by limited technology adoption, antiquated processes and a highly fragmented supplier and subcontractor base, all of which leads to unpredictable and often-inflated costs. Consumers looking to purchase an existing house in these markets typically face high prices and limited optionality with respect to home design and custom features, which often requires frustrating compromises on location or quality. Consumers who decide to directly manage the process of building a new home typically face an even more daunting, inefficient, opaque and frustrating process, including coordinating the purchase of a homesite, permitting, contractors, architects, engineers and others and navigating obstacles such as design fatigue, inconsistent communication, lack of coordination, inadequate warranties, significant timing delays and budget overruns that lead to poor economic outcomes. Our ability to Build Better and Service Better, which are core components of our Fuse360 platform, is critical to our success in delivering high quality, single-family homes at attainable prices. See “—Fuse360—Build Better—for profit” and “—Service Better—for client retention and brand awareness.”
Fuse360
Fuse360 is our proprietary platform built on industry-leading technology that drives end-to-end efficiencies and value for our homebuyers, suppliers and contractors. Our proprietary data analytics and platform enable us to identify market arbitrage opportunities in our homesite acquisition process, capture construction cycle efficiencies and manage approximately 5,000 activities in a typical single home construction project, with a goal of maximizing profitability, all at a scale that we believe is unrivaled in the urban single-family marketplace. The advantage of our technology is not just in its comprehensiveness, but in its simplicity to use, which helps drive adoption and unlock value across the entire ecosystem. In short, we believe our technology-enabled solutions enable us to “Source Better, Build Better and Service Better” than our competition.
Source Better – for volume. Our platform facilitates the efficient sourcing of new opportunities by enabling our acquisition teams to identify market arbitrage opportunities for underutilized homesites where current zoning requirements allow for a higher FAR or the building of a greater number of homes than currently exists on a homesite. We can then quickly engage and capture in-market single-homesite acquisition opportunities at scale while mitigating the risk of declining prices in the housing market through increased utilization of each homesite. Robust sourcing and pursuit of acquisitions are enabled by:
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proprietary geo-spatial mapping and zoning information integrated with third-party data sources to generate valuation and targeting algorithms that feed acquisition watch lists and drive our pipeline for future projects;

•	robust organization, analysis and operationalization of data elements to identify market arbitrage and initiate automated marketing processes; and
•	simultaneous interaction with hundreds of real estate brokers to capture off-market redevelopment acquisition opportunities.

Build Better – for profit. Our platform brings production housing economics to single-family home development, with economies of scale and technology-enabled process improvements benefiting every step of the urban housing industry ecosystem. As illustrated above, a single Thomas James Homes project typically includes over 5,000 activities. As such, we believe we drive cost efficiencies and reductions to enhance the homebuilding process for all participants involved in these activities through efficiencies such as:
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an automated, customizable and flexible permit planning system that coordinates directly with our project professionals (including architects and engineers) and integrates bot technology in select markets (currently Seattle and San Jose) to automatically accelerate plan check appointments;

•	integrated job cost accounting, efficient bidding, contracting and budget maintenance systems and automated coordination with all subcontractors; and
•	integrated communications, cost approvals and quality control checklists, customizable project scheduling and automated surveys evaluating our company and subcontractor in-field performance.
Service Better – for client retention and brand awareness. Fuse360 increases efficiencies, lowers operating costs and enables customer self-service and empowerment. Customers can interact with our platform anytime, anywhere and on any device because:
•	our website enables customers to virtually tour available homes, access renderings, interact with floorplans, engage in dynamic site plotting and assess financing options;
•
our custom design platform serves as an interactive cloud-based workplace for customers and Thomas James Homes designers to work together in designing the customer’s new home, in addition to serving as a dynamic budgeting tool that enables customers to evaluate upgrades within budget limitations; and

•
our warranty portal offers a single, centralized location for user manuals, maintenance guidelines and closing documents, with functionality that facilitates submission and automated monitoring of warranty claims.

Utilizing Fuse360 over the past three years has enabled us to expand operations in our Southern California market and enter the Northern California, Pacific Northwest and Colorado markets. Our analysis of our experience to date demonstrates that:
•	we can find and purchase existing homesites at scale and at values that enable us to achieve high and predictable margins on the homes that we build and sell;
•	our construction management process provides transparency and predictability, enabling us to manage costs efficiently;
•	subcontractors and other ecosystem participants adapt well to utilizing our technology given ease of use and clearly identifiable benefits to them;
•	high quality development and individualized customer focus create high demand for our product; and
•	there is significant unmet demand for new product in the urban housing markets where we build.
The infrastructure we have in place today is highly scalable and is designed to support our market expansion strategy and significant expected growth over the coming years.

Our product and service offerings
Fuse360 enables us to offer our customers multiple product and service options to maximize flexibility and optionality.

Our For-Sale business line enables customers to either purchase a newly-constructed, custom-quality production home or purchase one of our inventory homesites and then engage with our development and design teams to build the custom-quality home of their dreams.
Our Fee-for-Service business line is a customer-focused, flexible homebuilding service platform. Our BOYH business takes our clients’ existing owned homesites, which may be a homesite purchased from us, and leverages our infrastructure and pricing power to build them custom-quality homes while offering guaranteed delivery timelines and prices. The BOYH service enables customers to both remain in their existing neighborhoods and enjoy the benefits of a new custom home. With guaranteed delivery times and pricing, we minimize friction costs and disruption to our clients’ lives. Our newest Fee-for-Service business, BTR, represents our inaugural entry into the rental housing space. We apply core platform competencies and leverage capital from an institutional joint venture partner to construct homes designed specifically for rental purposes. We receive fees for our role in the acquisition, construction and management of each property.
Our competitive strengths
Defining a new institutional product category with a massive market opportunity
Our proprietary technology platform, Fuse360, enables us to efficiently and profitability serve the single-family urban housing market in the United States, which we estimate has an annual TAM of approximately $190 billion. This market is extremely fragmented, and we believe we are the only institutional production-scale developer of new homes on single, non-contiguous homesites in urban housing markets across the United States.
Our direct competitors consist primarily of local, small-scale developers and general contractors who operate based on single-unit economics and lack, we believe, the ability and capital to achieve meaningful scale or support the infrastructure of an integrated platform in comparison to us. Alternatively, traditional production homebuilders are structured to manage large communities where contractors purchase land in bulk and move from house to adjacent house as they build. Such production homebuilders are typically not set up to manage the complexities of sourcing, acquiring and building on a single, non-contiguous homesite basis.
The lack of established institutional competitors across what we believe is a massive addressable market, combined with the proprietary technology platform, operational experience and relationships we have developed over the past several years, provide us with significant advantages and competitive moats as we expand our business and drive profitable growth across the country.
Translating big data into actionable intelligence to drive our proprietary platform
Operationalizing data, or the process by which we translate big data into intelligence to drive business decisions, is the foundation of our platform and drives every aspect of our business from sourcing new acquisitions and service contracts to managing complex process interactions across disparate parties within the urban housing ecosystem.
To source new homesite acquisitions in volume, our platform combines proprietary geo-spatial data and detailed zoning and public record data to identify individual, non-contiguous residential homesites that provide us with an optimal increase in FAR compared to the existing land utilization. When combined with our real-time construction cost and new home pricing data, we can derive the maximum value that we can pay for land in any given location, potentially presenting us with an arbitrage opportunity. On a daily basis, our platform automatically compares our consolidated land value to the market value of the existing single-family homes derived from MLS listings and sales data to uncover price inefficiencies. Often, these price inefficiencies result from the underutilization of the current land relative to as-of-right density, for instance a single homesite with only one home where two or more homes could be built. Our platform automatically notifies our acquisition teams when a new market listing features a property that matches our proprietary criteria. Because we analyze the value of the underlying land prior to the listing of a property on the MLS, we can rapidly respond to acquisition opportunities that offer us superior margin value. Our proprietary homesite lists also enable us to provide buy-lists to select real estate brokers to source off-market acquisition opportunities for us. We utilize the combination of our proprietary homesite lists and automated market data to acquire homesites at scale that meet our underwriting criteria.
To source new service contracts, we append ownership, tax and income data to our proprietary homesite lists to identify potential customers of our BOYH service. We thereafter employ diverse marketing strategies, including email, digital and direct marketing, to educate potential customers about our BOYH offerings.
Once we have sourced a new acquisition or service contract, our operating platform drives the planning, purchasing, permitting, building, customizing, marketing, selling and warranting of each home through a series of interconnected cloud-based applications utilizing a unified data structure. The operating platform produces a significant volume of data that we operationalize into dynamic dashboards to drive individual and aggregate organizational activity and accountability, drive efficiencies, assess effectiveness and identify and mitigate forward operational risks. For more discussion about how we operationalize data in our operations, see “—Our Fuse360 Platform.”
Delivering a differentiated and superior customer value proposition and experience
Our Company motto is The Right Home, Right Where You Want It. We offer customers the compelling combination of superior design, product, experience and value in the most desirable neighborhoods in our urban housing markets. We strive to build the best products in the best locations at attainable prices, all while delivering phenomenal customer user experiences by making the home buying process transparent and easy to manage and by removing or improving many of the aspects of traditional home building and buying that typically create stress and frustration.
We offer high-quality homes that reflect well thought-out floorplans, design and architecture, are energy efficient and feature modern technology and amenities. We believe our homes represent a stark contrast to the older houses that typically become available for sale in our neighborhoods and markets, thereby meaningfully increasing the value proposition that we offer. We believe we are highly differentiated in our ability to help consumers find their dream home without having to settle for less than livable floorplans, choose between the quality of the neighborhood and home or undergo the frustrations of a custom home building process.

Fuse360 enables our customers to work directly with our designers to customize their homes based on a library of floor plans and design packages that, while offering meaningful choices and customization options, not only result in efficiencies for us but also eliminate decision fatigue for our customers. Customers have the ability to electronically review, mark-up and approve design packages and related bids and to perform real-time budget scenario analysis to meet their individual goals. During construction, our system provides customizable automated construction status updates to customers with estimated project milestone walks and an estimated home delivery date. We believe our scale and efficient, technology-enabled platform enable us to retain top tradespeople and craftsmen and to source top quality materials at efficient prices, which in turn enables us to offer our customers high-quality homes at attainable prices. Notably for our BOYH clients, we guarantee the price of a new home at the point of contract, and we guarantee the new home delivery date at the time permits are pulled.
In addition, Fuse360 includes a homebuyer portal that centralizes all home user manuals, maintenance guidelines, photography and closing documentation. The homebuyer portal also provides customers the ability to electronically submit and monitor warranty claims. Currently, our warranty program manages approximately 500 delivered homes.
Connecting and benefiting multiple key constituents across the urban housing ecosystem
We believe our platform is differentiated by its ability to connect and create incremental value for numerous key constituents across the urban housing ecosystem, including homebuyers, subcontractors and realtors. To ensure rapid adoption of Fuse360 from individuals and professional groups that might not be traditionally inclined to utilize advanced technology, we focus on extreme simplification and ease of use for the various components of our platform. We see this as value accretive as opposed to simply disrupting an existing competitive fee stream.
To our customers, we offer The Right Home, Right Where You Want It at attainable prices, and with better experiences, as compared to local builders by driving out costs and bringing production efficiencies to an underserved market. This means that more customers can afford our products, ultimately increasing the size of our TAM.
To our contractors, we supply predictable workflow to the subcontracting base where we operate, enabling us to attract, retain and grow our relationships with tradespeople and professionals that we consider to be among the best in our markets, who provide superior service and offer us capacity prioritization. As a result, we believe our platform is rapidly embraced by our vendors and subcontractors, resulting in a network effect to lower our costs and increase efficiencies system-wide while delivering sustainable growth and reliable margin to our suppliers.
We believe we are the partner of choice for our supply chain partners, driven largely by our Fuse360 platform. In our experience, many of our subcontractors lack the digital capabilities necessary to efficiently manage their businesses at scale. Our platform provides each subcontractor with a comprehensive set of digital tools to manage its schedule, invoices and payment from the convenience of its own devices. We believe our platform simplifies our partners’ interactions with us and ultimately broadens our pool of available labor. Our ability to attract this broad pool of labor has been instrumental to our success.
We retain nationally-recognized architects to design architecturally distinctive homes for our buyers but do so in a manner that utilizes consistent construction designs and industry best-practices for our subcontractor base. We believe this consistency and quality generates reliable cost and revenue streams, brand loyalty and ultimately expands our subcontractor base. Further, we do not seek to disintermediate the real estate broker community, but rather embrace opportunities to partner with brokers to drive growth in our business and theirs. We view them as key constituents in the markets in which we currently operate and plan to expand. Real estate brokers and subcontractors benefit from our housing engine through efficient automated scheduling and accounting, electronic contracts and robust communication portals.
Producing predictable and compelling unit economics
We have compelling unit economics across our various business lines that drive our ability to produce profitable results today and, we believe, generate enhanced profitability as we further scale our platform.
We use our proprietary platform to accelerate cycle times across our business lines. This enhances our ability to generate predictable and attractive margins. We typically enter markets with our Home Sales business. We capture margin at the outset for this business by identifying and acquiring underutilized homesites. We thereafter develop the homesites at a lower cost through our platform delivering value to our entire ecosystem. Finally, we deliver our products to our customers and provide continuing high-quality warranty support. As a complement to Home Sales, we use Homesite Sales to sell underlying homesites to customers who then contract with us to build a home through BOYH, reducing cycle times for those homesites to an average of two to three months.
While our For-Sale business drives top-line revenue growth and gross margin, our Fee-for-Service business enables more efficient utilization of capital. Our capital-light fee services enhance our return on investment by leveraging our local production infrastructure to manage the construction of new homes with minimal committed capital and healthy contracted margins. As we build scale and presence in our markets, we intend for our Fee-for-Service business to increase and account for a larger share of our market revenues, increasing overall market penetration and financial performance.
Operating with self-reinforcing competitive advantages
Our goal is to consistently deliver The Right Home, Right Where You Want It to facilitate growth and enable Thomas James Homes to expand our scale and our market leadership position, ultimately driving new and incremental data into our platform. Once our premium housing product and attainable price points draw customers into our ecosystem, we strive to generate brand loyalty by providing a superior customer experience through process transparency, control and high-quality warranty support.
As we establish our presence and build scale in new markets, our data, technology and execution advantages are further enhanced at both the local and national level. Upon expansion and execution, we intend for our model to drive enhanced data, returns and growth and increase our competitive strengths against existing market participants or potential new market entrants.
Our proprietary platform was built incrementally over the last five years to address the needs of our supply chain through hundreds of small innovations that we believe have collectively created significant efficiencies across the urban housing ecosystem. As a result, there is no single feature of our platform that delivers the critical value creation, but instead, it is a constellation of interacting features that, in the aggregate, deliver value to the entire supply chain through lower costs, streamlined information and demand consistency. We believe this incremental approach provides us our competitive advantages of Source Better, Build Better and Service Better, reflected in the diagram below.

Operating with a growth-oriented balance sheet
We believe this offering will position us with a stronger balance sheet and ample liquidity with which to support our ongoing operations and our market expansion plans. In addition, we believe pursuing our strategy of offering a combination of our For-Sale products and Fee-for-Service services reduces our balance sheet risk relative to other homebuilders that own a higher percentage, and longer duration, of their land supply. Concurrently with this offering, we intend to enter into a new credit facility. We expect that this will create operating efficiencies and meaningfully reduce our financing costs as compared to our current practice of individually mortgaging each project. As adjusted for this offering and our entry into a new credit facility, and the planned application of the use of proceeds therefrom, we expect to have total liquidity of $   million, consisting of $   million of cash and $   million of borrowing capacity under a new credit facility, total debt of $   million and a net debt to net book capitalization of   %. We intend to maintain a prudent capital structure with ample liquidity and conservative leverage as we execute on our business plans and growth strategy.
Transforming the single-family urban housing market with a highly experienced and visionary management team
We benefit from a highly experienced and visionary, founder-led senior management team with a wide range of expertise to drive the successful execution of our business plan. Tommy Beadel, our founder, Chairman of our board of directors and Chief Executive Officer, has over 20 years of experience in the housing industry and has driven the development of our differentiated and disruptive business model since our company’s inception, with the mission of revolutionizing and solving the problems endemic to urban housing across the United States. Jim Simpson, our Chief Operating Officer and Chief Technology Officer, has an extensive background in investment banking, sales and marketing and has been instrumental in developing our Fuse360 platform. James Mead, our Chief Financial Officer, brings significant public company experience, having previously served as Chief Financial Officer for three real estate-related publicly listed companies, including an S&P 500 company.
Our growth strategies
Using our competitive strengths that we leverage through our proprietary Fuse360 platform, we believe we are well positioned to drive significant growth as we expand, both within our existing markets and to new markets across the United States. Key components of our growth strategy are as follows:
Increase penetration and footprint within our existing markets
We believe there is tremendous opportunity for increasing our revenues and profits in our existing markets. In 2021, we are targeting meaningful revenues in our Northern California and Pacific Northwest divisions, which we established in December 2018 and December 2019, respectively, and initial revenues in our Colorado division, which we established in the first quarter of 2021. With no established scaled competitors in our existing markets, we believe that we are well positioned to capture a significant share of an underserved market. Based on the Zonda market study, and as of June 30, 2021, we were operating in 55 of the 277 ZIP codes within our existing urban housing markets that fit our current expansion criteria, with those 277 ZIP codes representing $99 billion of our approximately $190 billion annual TAM. Furthermore, the annual lots available to purchase that fit our acquisition criteria in our existing markets represents 40,129 lots, relative to the 232 lots we acquired in 2020, representing approximately 0.5% penetration rate in existing markets.
We are focused on driving penetration and growing our market share in our existing markets as we increase awareness of our brand and our differentiated offerings, which we believe do not otherwise exist in the market today on a scaled or institutional basis. Each home that we build features prominent Thomas James Homes branding on our fencing and siding, acting as a billboard in the heart of each of our target urban neighborhoods. Increased construction volume leads to opportunities for greater brand awareness in a self-reinforcing cycle. This is particularly impactful for our BOYH business as our target customers witness firsthand the efficiency of our construction process and the quality of our homes.
We also see significant opportunity to expand our footprint into additional submarkets within our existing markets. When expanding into new submarkets, we leverage data analytics, brand recognition, on-the-ground teams, existing infrastructure and local market knowledge to establish our presence and ultimately drive growth.
Expand organically into new urban U.S. markets
Our growth strategy centers around entering new markets organically, rather than acquiring other companies, which we believe is key in avoiding integration and increased execution challenges. Our proven template for market entry enables us to scale rapidly while delivering compelling unit economics, which we believe we can replicate in other attractive urban single-family housing markets. Our disciplined process for organic expansion results in predictable and highly favorable unit economics. We have refined this process over time, as evidenced by the reduction in time to first revenues from 19 months in Northern California to 14 months in the Pacific Northwest.
Based on the Zonda market study, and as of June 30, 2021, we were operating in 55 of the 775 nationwide ZIP codes that fit our target criteria, with those 775 ZIP codes representing our approximately $190 billion annual TAM. The potential annual TAM of these markets is approximately 1,000 times our 2020 revenues of $191 million, representing meaningful growth potential by expanding to new markets. When evaluating our geographic footprint and considering entering new markets, we focus on demographics, economic fundamentals and housing supply characteristics. We generally target urban housing markets with the following characteristics:
•	significant urban population density;
•	substantial in-place home stock with FARs less than 35%;
•	a concentration of dated housing stock, typically constructed pre-1960; and
•	an average sales price for single-family homes greater than $1 million with significant and growing unit volume.
The key components of our market entry plan include leveraging our proven operating model, focusing on key hires, engaging market participants such as title companies and real estate brokers, utilizing data analytics to provide quick insights for initial homesite purchases and marketing our Fee-for-Service business to drive near-term revenues. We aim to achieve our first fee services revenues within six months of entering a new market, our first home closing within 12 to 15 months and overall market profitability within 18 months.
Our current strategy focuses on 21 initial U.S. target markets for organic growth, consisting of MSAs we have determined to be the most attractive and the best fit for our product offerings and business model. Within these MSAs, we have reviewed 4,274 ZIP codes, identifying an aggregate homesite supply of more than 3.8 million outmoded houses with underutilized FARs. Further leveraging demographic- and transaction-oriented analyses, we believe that 775, or approximately 18%, of these ZIP codes fit our specific market entry criteria.
Based on our current analysis of prevailing market conditions, of our 17 U.S. target markets beyond the four in which we currently operate, we are prioritizing expansion into Phoenix, San Diego, Portland and Washington, D.C., followed by Boston, the New York Tri-State Area, Chicago and Detroit. We continually evaluate and refine such plans based on prevailing market conditions and other relevant factors.

Drive enhanced financial performance through scale, operational initiatives and improvements to our differentiated platform
We generated gross profit of $19.0 million and were profitable with $0.8 million of net income in the first quarter of 2021. We believe that we offer a combination profitability potential and high growth opportunity that is not commonly found in disruptive technology companies operating in the housing industry. Our financial performance is driven by our highly efficient Fuse360 platform engineered to “Source Better, Build Better and Service Better.” Our favorable margin profile benefits, however, from economies of scale, and we expect to continue our financial performance over time through the expansion of our platform. Our data-driven sourcing platform identifies densification opportunities: on average, we have been able to build and sell 1.7 homes for every single house acquired, with a range of one to six homes for sale for every single house acquired. Lastly, we believe that the “flywheel effect” of our platform, which begins with operationalizing big data, will improve over time through experience and scale.
Grow our Fee-for-Service business to enhance margins with minimal capital commitment
Our asset-light Fee-for-Service business, consisting of our BOYH and BTR businesses, leverages our existing production home infrastructure and pricing power to enable us to manage the construction of new homes with minimal committed capital and healthy contracted margins. In addition to limited capital commitments, these businesses require minimal incremental overhead, resulting in attractive profits and return on investment. We are keenly focused on growing these businesses and increasing their percentage contribution to our financial performance, to drive higher overall profitability ratios and returns.
We believe that as we increase penetration in our local markets we help drive an increase in our BOYH business. Each home under construction serves as an advertising billboard in the heart of our target urban neighborhoods. Our high-quality homes, industry-leading customer experience and our differentiated offering of a fixed price and delivery date further enhance brand recognition and drive growth across our target customer base. Since the launch of our BOYH business in the third quarter of 2019, we have experienced a continued increase in quarterly contracts signed, and we expect to continue to gain meaningful momentum as we gain scale in our newer markets.

Our proprietary platform also identifies existing homesites suitable for future rental homes. The scarcity of new high-quality for-sale housing extends to new high-quality housing for rent. Our BTR business, which we currently pursue through an unconsolidated joint venture formed with an institutional partner, delivers high-quality rental homes to our target communities and offers us an additional avenue for creating value and driving profitable growth. We currently pursue opportunities in the rental housing space through an unconsolidated joint venture formed with an institutional capital partner. Our partner provides the majority of capital needed to acquire and redevelop homes. Once construction is complete, the joint venture engages a third-party property management company for ongoing management of the rental properties. With minimal required capital contribution, we are able to generate high-margin and consistent fee income, consisting of acquisitions fees, asset management fees, construction fees and incentive fees, ultimately enhancing our total profits.
Our history
Tommy Beadel, our founder, Chairman of our board of directors and Chief Executive Officer, started our company in 2006. From 2006 through 2015, we focused on purchasing undervalued single-family homes in the Los Angeles area with the goal of remodeling the existing home and improving the homesite to increase market value and the sales price. From 2011 through 2015, we purchased and sold approximately 259 single-family homes.
In 2014, we determined unit profitability could be improved by replacing the existing home entirely rather than remodeling it. Adopting a new home replacement model, from 2015 to early 2018, we built and sold, in the Los Angeles area, 127 single-family homes representing over $400 million in sales value. Recognizing the organizational challenge of operating hundreds of independent projects, in 2016, we began building our proprietary cloud-based operating platform, Fuse360.
In early 2018, real estate funds managed by Oaktree made a growth equity capital investment in us. With this investment, we gained the ability to expand operations locally and to new regions.
From January 23, 2018 through March 31, 2021, we built and sold 331 single-family homes, generated over $637 million in revenues, expanded from our original Southern California operations by launching operations in Northern California, the Pacific Northwest and Colorado, grew from approximately 40 employees in two offices to over 200 employees in six offices, increased the number of units in development from 143 to 504, increased our subcontractor base from approximately 50 to over 500, and grew our library of development plans from 10 to over 200 elevations. Since launching BOYH in the third quarter of 2019, we had entered into 36 contracts as of March 31, 2021.
Our value proposition
Our value proposition to customers is:
Product. We supply high-quality, customizable new homes with modern amenities to urban housing markets that are historically characterized by limited new home supply.
Location. We supply new homes in highly sought-after urban neighborhoods in desirable cities with agglomerated work centers and extensive and diverse amenities.
Experience. We provide customers a variety of new home build and purchase options featuring guaranteed pricing, guaranteed timing, a large library of plans customizable to individual preferences, full cost and building time-line transparency, concierge-level service supported by a cloud-based portal organizing all aspects of the customer journey and a 10-year limited warranty.
Value. We deliver our products and services at a lower cost compared to incumbent home builders. Lower cost increases attainability to a larger segment of customers and often results in the increase of market value of the finished new home in excess of the customer’s investment to build their new home.
Our value proposition to vendors and subcontractors is:
Consistency of work. The existing urban single-family residential ecosystem suffers from inconsistent and unreliable workflow, which can drive higher costs for all participants. We supply consistent work to the entire ecosystem where we operate, enabling us to attract, retain the best tradespeople and professionals at better pricing, service and capacity prioritization than our competitors.
Consistency of product. Our library of standardized designs and elevations enables us to benefit from reduced costs and construction efficiencies. Our vendors and subcontractors become familiar with our designs and building practices, and this familiarity enables them to perform high-quality work at reasonable prices. All of our designs incorporate best practices in construction and engineering refined through building our designs multiple times, which further drive construction efficiencies and the production of consistent, highly marketable homes.
Efficient methods. We have built our proprietary cloud-based operating platform to meet the needs of the existing urban single-family residential ecosystem. As a result, we believe our platform is rapidly embraced by our vendors and subcontractors resulting in, we believe, a network effect to lower costs and increase efficiencies system-wide while delivering sustainable growth and reliable margin to our suppliers.
Our Fuse360 platform
We currently manage more than 550 individual new-construction residential projects in various stages of development across our four divisions. Each project is managed individually with separate budgeting, contracting, job cost accounting, construction scheduling, financing, real-time financial and completion projections and accounting across multiple separate, non-comingled, ownership entities domiciled multi-jurisdictionally. To accomplish this, we have developed a proprietary cloud-based operating platform built on Salesforce that organizes internal and external personnel to efficiently direct resources across our organization. The platform encompasses acquisition sourcing, transaction processing, planning, job cost accounting, purchasing, horizontal and vertical construction management and scheduling, home customization, marketing automation, sales management, home delivery and warranty and provides robust project-level accounting and integrated document management.
Fuse360 collects and operationalizes data in a single centralized data repository to enable extensive automation, generating organizational efficiency and scale. Today, the system directs over 1,500 independent field personnel (including vendors and subcontractors) and over 200 employees to drive all of the value-creation steps throughout Fuse360. The platform is cloud-based and enterprise-class, designed to scale up to encompass tens of thousands of simultaneous projects throughout the United States. The platform consists of the following primary subsystems:
Sourcing. Fuse360 identifies valuable acquisition opportunities by electronically receiving all new and updated MLS listings in our existing operating regions through an integrated scalable API management and data preparation system that generally updates every two hours. Each of these listings is then automatically geo-mapped and classified into one of our existing 381 neighborhoods, submarkets, submarket groupings, markets and divisions pursuant to our categorization system and checked against homesite sizing, zoning and ownership data we have gathered and analyzed, to immediately and automatically notify acquisition teams of pertinent market activity. This functionality is designed to scale to tens of thousands of neighborhoods and millions of homesites and typically can be implemented within weeks of entering a new region. To further assist the acquisition teams, our operating platform also runs a proprietary land residual algorithm evaluating real-time sales activity and underlying FAR arbitrage derived from our geospatial homesite analysis to uncover price inefficiencies. By connecting and analyzing disparate public real estate data against real-time market data, our operating platform regularly enables our acquisition teams to pursue actionable and timely market opportunities to support our rapid growth at optimized margins.
Permitting. Fuse360 provides a permit planning system customizable to meet jurisdictional complexity across the 30 separate planning departments in which we currently operate. Permitting requirements vary widely jurisdictionally involving a minimum of 30 steps to as many as 140 steps to progress through the permitting process. Our flexible system enables local planning teams to create a template for every aspect of each jurisdiction’s unique permitting requirements and process flows while maintaining a common presentment and data analysis layer within and across divisions. The system automatically communicates with architects, engineers and other professionals to efficiently coordinate activities and updates other internal departments and the project’s real-time financial projections. Our permitting system is scalable to thousands of planning jurisdictions.
Purchasing. Fuse360 provides budgeting and job cost accounting enabling real-time budget maintenance and analytics at the single-homesite level and at the divisional and corporate level. The system enables each purchasing manager to effectively manage over 50 projects at one time through electronic bidding and contracting, integrated budget maintenance, automated and multi-step controls and approvals, integration with our proprietary centralized scheduler, automated invoicing and electronic communication with subcontractors. To further inform our purchasing managers, our system provides regular performance feedback on subcontractors via our automated 360-degree survey system of our marketplace that has collected more than 11,000 performance reviews to date. Our purchasing system is scalable to tens of thousands of simultaneous single-homesite projects.
Scheduling. Fuse360 provides a centralized scheduler with dynamic construction Gantt charts customizable to product, jurisdictional and divisional differences. On average, each project Gantt chart maintains approximately 210 unique steps involving 45 separate on-site subcontractors. On an aggregated basis, our centralized scheduler currently manages approximately 40,000 discrete tasks. To coordinate with subcontractors, the system automatically sends each subcontractor two daily scheduling communications to optimize coordination across hundreds of active jobsites. Subcontractors are required to confirm their scheduled jobs or to submit a change request through the integrated feedback system. The system simplifies communication among subcontractors and us and streamlines the construction process by making sure that subcontractors are in the right place at the right time. The system is mobile optimized and platform agnostic. It provides a single data set for each subcontractor across all jobsite activities including punch-out, warranty and job work order. The system automatically archives all daily schedules and monitors subcontractor compliance with integrated and automated payment holds for non-compliance. The system features integrated cost approvals and quality control checklists. Our centralized scheduler is scalable to tens of thousands of simultaneous single-homesite projects.
Vendor and Subcontractor Platform. Fuse360 provides an electronic portal for vendors and subcontractors to access our database to enable them to directly present invoices and monitor approvals and payment status, works orders, receive and submit bids, change orders and submit help desk tickets. The portal integrates an electronic lien release process with dynamic form selection to meet differing jurisdictional legal requirements. Our operating system enables us to receive, review and approve thousands of invoices and lien releases weekly to process a seven-day payment cycle from invoice submission to check mailing. Since launch, a combined total of over 160,000 invoices and lien releases have been directly submitted by hundreds of subcontractors via the portal. To attract and retain high quality subcontractors, we help manage complex materials bidding, ordering and logistics through our operating platform, which includes a materials management system that integrates vendors, subcontractors and logistics providers to supply just-in-time materials to jobsites. The materials management system handles RFP processing, single and multiple location warehouse drop ship information management, short fill and return management, delivery truck pick-list prioritization, route planning and monitoring and odd-homesite parts ordering by in-field personnel. The platform is mobile optimized and system agnostic. Our vendor and subcontractor platform is scalable to tens of thousands of simultaneous single-homesite projects.
Sales & Marketing. Fuse360 provides state-of-the-art marketing automation functionality to track and optimize sales and marketing investments across multiple channels. Integrated directly into Google analytics and organized at the Urchin tracking module level, our operating system provides real-time cost analysis of each new lead, marketing-qualified lead, sales-qualified lead and customer acquisition. The operating system supports multi-channel marketing automation, including email, digital, print, direct-mail and social channels. Our unified data source provides a 360-degree customer centric view of all customer interactions enabling sales teams to be responsive and nimble with extreme transparency.
Customer Design Platform. Fuse360 enables our customers to work directly with our designers to customize their homes. Customers have the ability to electronically review, mark-up and approve design packages and related bids and to perform real-time budget scenario analysis to meet their individual goals. During construction, our system provides customizable automated construction status updates to customers with estimated project milestone walks and estimated home delivery date. Our platform supports both pre-set options and the ability to customize designs. Developed to meet all stakeholder needs, our platform empowers customers with dynamic information and complete transparency, while enabling subcontractors and our purchasing and field operations to efficiently process and manage design iteration, value engineering and bidding complexity leading to shorter building cycles and reduced errors.
Warranty. Fuse360 includes a homebuyer portal that centralizes all home user manuals, maintenance guidelines, photography and closing documentation for our customers. The homebuyer portal provides customers the ability to electronically submit and monitor warranty claims. Our system categorizes warranty claims, tracks time to close a warranty claim and enables us to monitor which subcontractors and field personnel were involved in the original build. The system schedules repair work with our subcontractors and homeowners and handles back-charges where necessary. Currently, our warranty program manages approximately 500 delivered homes.
Accounting. Fuse360 provides robust project level accounting, controls and analytics through a scalable single data source incorporating all financial activity and approval history to enable real-time financial forecasting at individual project, divisional and corporate levels. Currently, the operating system processes a combined total of over 4,000 invoice reviews and approvals per week. The accounting system is scalable to tens of thousands of simultaneous single-homesite projects.
Document Management. Fuse360 provides document management across all steps of our value creation process. Automatically generated project-level folder and subfolder structures support scalable enterprise-wide document indexing clarity and extensive system automation. The platform is mobile optimized to support in-field and remote operations. Daily, the platform automatically generates and archives thousands of documents and currently manages over 1,500,000 documents system-wide.

Communications. Fuse360 seamlessly incorporates a unified communication platform connecting all of our employees through IP-based phone, text and video conference with artificial intelligence supported features to capture notes and meeting transcriptions. Our communications systems can be deployed rapidly for new employees and divisions.
Visibility & Analytics. Fuse360 aggregates project-level data to enable real-time operational and financial analysis both on an absolute and trend basis at the neighborhood, submarket, market, divisional and enterprise levels. Our system operationalizes both project-life and month-over-month data to assist executive and department level decision making to improve results across the full spectrum of key performance indicators including underwriting margin, cycle time, construction costs and sales price. Each of these macro indicators is supported by a number of real-time dashboards and reports to provide forward visibility to management.
Through the seamless interaction of our operating system’s proprietary subsystems utilizing our unified data structure, we have the ability to scale rapidly with divisional and enterprise-level data aggregation and analytics to support executive-level visibility and decision-making while maintaining unit-level granularity to enable nimble operations and provide superior service and value to customers and subcontractors alike. Our operating system is enterprise-class ready to scale to thousands of simultaneous single-homesite projects.
How we operate
Our disruptive business model creates value by identifying and investing in underutilized homesites and leveraging our infrastructure to gain cost efficiencies, all while delivering a superior customer experience. Our operations are conducted across the four principal business lines described below.
Home sales
In order to address the fragmented urban new home marketplace, we deliver a high-quality home with pricing and execution certainty to the customer using a disciplined internal process that is supported by Fuse360.
To date the Home Sales product has been our primary business line and has been the entry point for new markets. Once a market has been identified for investment, we begin acquiring homesites to build inventory and begin construction of our first homes in the market. Our acquisition teams utilize our library of over 80 pre-planned designs and over 200 elevations, which were created by nationally-recognized architects with local design aesthetics, to maximize the available as-of-right utilization of the homesite and/or increase the number of units on the site to the extent allowable. The increase in site utilization and creation of additional square footage in the final home, along with site division and the creation of multiple units, represents our first level of value creation. All planning is done within the parameters of existing zoning already permitted for the site, and we only pursue ministerial approvals for our developments to avoid lengthy processes associated with rezoning or re-permitting. Restated, we simply do not purchase any homesite that requires any discretionary entitlement or permit approval.
The construction process is our second level of value creation. Our technology-enabled Fuse360 provides finished costs at substantial savings, and our tested library of plans provides an ability to execute construction on time and with minimal budget overruns. Our pre-planned designs enable us to control costs through a production-style building process while providing the flexibility for customization within the existing floor plans. Our technology-enabled construction management system bids contracts and automatically manages contractors over multiple projects to create volume cost savings in both labor and sourcing of construction materials.
Homes built for sale are marketed through local brokerage communities that work closely with us, and because the markets in which we operate are supply constrained for new housing, we often have buyers under contract for the homes prior to construction completion.
Homesite sales
As a complement to our Home Sales business, we purchase properties and sell the underlying homesite to customers who then contract with us to build a more customized home. There is a limited supply of new housing in the markets we operate in, and as a result, the demand for new housing outstrips the volume of delivered new homes. Due to the brand recognition that we have created in the communities we build in, there is a demand for the homesites and for our services to build a custom home. We often receive reverse inquiries when a potential customer has a specific interest in a specific neighborhood. We maintain a list of interested customers and when we acquire a homesite that meets their specifications, we will engage the customer and commonly sell the site to them concurrently with entering into a services contract to build their new residence.

Build-on-Your-Homesite
Building on customers’ existing homesites enables us to leverage our existing infrastructure and pricing power and deliver value to our customers for fee income. Whether the homeowner purchases the homesite from us through our Homesite Sales business, or already owns the site, they can select from our library of plans and enjoy the benefits of a fixed price and guaranteed delivery date not otherwise available to them.
Our Fee-for-Service business has a proportionately larger potential for growth since it does not require us to source and acquire new homesites. Furthermore, because (i) the infrastructure is largely in place, (ii) the homesite and construction costs are carried by the homeowner, and (iii) the costs associated with incremental development projects are minimal, the Fee-for-Service business offers the opportunity for higher margins than our For-Sale business.
Build-to-Rent
We launched our BTR business in December 2020. In the same process we use to identify homes for redevelopment and sale, we also find homesites that can be built as single-family rental units in communities in which we operate. Rental housing sites have value creation characteristics similar to those we see in the For-Sale business, including opportunities to increase square footage or the number of units on the site. In addition, we can leverage our existing infrastructure and pricing power to drive execution economics comparable to those we garner from our Fee-for-Service business.
The scarcity of new high-quality for-sale housing extends to new high-quality housing for rent, and the demand for rental properties within the attractive communities in which we operate provides a distinct opportunity to create value and profit. In order to take advantage of this need in the communities in which we operate, we formed a joint venture with an institutional partner in which we own a minority, unconsolidated interest. Once we identify a property that can be redeveloped as rental housing, the property is acquired by the joint venture, and we redevelop the property. We receive fees for our role in the acquisition, construction and management of each property. The joint venture is responsible for leasing the asset and for procuring financing for acquisition and redevelopment.
Our commitment to environmental, social and governance principles
At Thomas James Homes, we believe in operating our business responsibly to enhance the interests of our stakeholders by striving for continuous improvement, promoting team collaboration, being a blessing to others and upholding integrity in everything we do. As an integral part of our corporate responsibility, we believe that our impact on the environment, how we manage our relationships with employees, customers and the communities where we operate and the accountability of our leadership to our stakeholders are critically important to our business.
As we evaluated how best to develop our environmental, social and governance (“ESG”) program, we decided that aligning our ESG objectives with elements of the United Nations Sustainable Development Goals (“UN SDGs”) would not only contribute to solving sustainability challenges in our communities but also best reflect our belief that how we manage business-relevant ESG factors impacts the long-term interests of our stakeholders.
Our ESG initiative is organized into three pillars, which in turn contain focus areas for our attention and action:
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Environmental. The environmental pillar is focused on ensuring sustainable energy and water consumption practices and implementing designs that promote energy efficiency, material sustainability and densification in urban housing markets to minimize commutes.

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Social. The social pillar is focused on promoting diversity and inclusion, promoting design and construction processes that are safe and reduce environmental impact in our communities, reinforcing our commitment to our employees, addressing urban housing constraints through densification and increasing technology-enabled entrepreneurial and economic growth of our subcontractors, real estate brokers and other participants in our managed marketplace.

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Governance. The governance pillar is focused on upholding our commitment to ethical business conduct, integrity and corporate responsibility, discerning climate-related risks and opportunities, enhancing our sustainability reporting and integrating strong governance and enterprise risk management oversight across all aspects of our business.

As a public company, our board of directors, as well as our leadership team, will provide direction with respect to the evolving priorities of our ESG initiative.
Quality control, customer relations and warranty program
We pay particular attention to the product design process and carefully consider quality and choice of materials in order to mitigate against building deficiencies and reduce warranty expenses. We require all of our vendors and subcontractors, in connection with our on-boarding process, to execute our standard terms agreement, which includes, among other provisions, work quality standards. Our on-boarding process also requires all vendors and subcontractors to provide proof of insurance, including liability insurance and workers compensation insurance, and include us as an additional insured under such policies. The quality and workmanship of our subcontractors are monitored in the ordinary course of business by our superintendents and project managers, and we conduct regular inspections and evaluations of our subcontractors to seek to ensure that our standards are being met. In addition, local governing authorities in all of our markets require that the homes we build pass a variety of inspections at various stages of construction, including a final inspection in which a certificate of occupancy, or its jurisdictional equivalent, is issued.
We maintain professional staff whose role includes delivering a positive experience for each customer throughout the pre-sale, sale, building, closing and post-closing periods. These employees are also responsible for providing after sales customer service.
We provide each homeowner with warranties covering deficiencies in the fit and finish components for one year from the time of closing, warranties against failures in the system for four years from the time of closing and warranties against unintended water damage, structural defects or soils-related issues and damage as a result of materials or workmanship for ten years from the time of closing. We believe our warranty program meets or exceeds terms customarily offered in the homebuilding industry, and we offer a 24/7 warranty helpline with all warranty issues serviced by an in-house team. The subcontractors who perform most of the actual construction of the home also provide to us customary warranties on workmanship.
Competition and market factors
The urban single-family homebuilding industry is highly fragmented, consisting primarily of local contractors and small custom homebuilders that have a narrow geographic footprint with limited product offerings and subcontractor relationships. We believe these smaller local builders lack the access to institutional capital necessary to create the operational efficiencies that we have through our Fuse360 marketplace and therefore are constrained in their ability to scale like us. Further, we believe our proprietary Fuse360 platform would take a competitor years to replicate to achieve a holistic, comprehensive cloud-based marketplace capable of sustainably delivering benefits to all ecosystem stakeholders while driving intercompany efficiencies.
Generally, custom homebuilders compete for, among other things, customers, desirable homesites, financing, materials and skilled labor. Increased competition may prevent us from acquiring attractive homesites on which to build homes or make such acquisitions more expensive, hinder our market share expansion or lead to pricing pressures on our homes that may adversely impact our margins and revenues. We also compete with homebuilders that have longstanding relationships with subcontractors and suppliers in the markets in which we operate or may operate in the future, and we compete for sales with resales of existing homes and with available rental housing. We also have competition from individual customers who value the existing older homes on a homesite that we would seek to redevelop more than we value the underlying land.
The housing industry is cyclical and is affected by customer confidence levels, prevailing economic conditions and interest rates. Other factors that affect the housing industry and the demand for new homes include: the availability and the cost of homesites, labor and materials; changes in customer preferences; demographic trends; and the availability and interest rates of mortgage finance programs. See “Risk Factors” for additional information regarding these risks.
Governmental regulation and environmental, health and safety matters
We are subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters. We seek to monitor these laws and regulations, including planned changes, and to assess their impact at the time we purchase a homesite or enter into a contract with a customer to build a home or decide to move forward with a project.

We are also subject to regulation by local, state and federal worker health and safety laws in all jurisdictions in which we operate. For instance, we are required to comply with the OSHA regulations and any applicable more stringent requirements that may be imposed by individual states.
We are subject to a variety of local, state, federal and other statutes, ordinances, rules and regulations relating to the use, storage, handling, generation, transportation, treatment, emission, release, discharge and disposal of hazardous or toxic materials, substances and wastes and petroleum products and the investigation, remediation, removal and monitoring of the presence or release of such materials, substances, wastewater and other waste and petroleum products. These laws and regulations pertain to currently or formerly owned or occupied premises and off-site disposal locations and any known or newly discovered environmental conditions at or relating to any of our properties, including those arising from activities conducted by previous occupants or at adjoining properties, without regard to whether we knew of or were responsible for such release. We have not previously incurred material costs to comply with environmental laws and regulations. We may be required to investigate, remove, remediate or monitor the presence or release of such hazardous or toxic substances or petroleum products and may be held liable by a governmental entity for fines and penalties or to any third parties for damages, including for bodily injury, property damage and natural resource damage in connection with the presence or release of hazardous or toxic substances or petroleum products.
Additionally, laws, regulations and standards covering marketing and advertising activities conducted by telephone, email, mobile devices and the internet may be applicable to our business, such as the TCPA, the Telemarketing Sales Rule, the CAN-SPAM Act and similar state customer protection laws.
In addition to compliance with environmental and health laws and regulations, our practices reflect the Environmental pillar of our ESG initiative, which emphasizes sustainable energy and water consumption practices and designs that promote energy efficiency and material sustainability. Aligned with UN SDG 11 (Sustainable Cities and Communities), we seek to promote conservation and low-impact practices during site selection and the design and construction process by applying design, redevelopment and construction practices that are intended to reduce waste, avoid potential contamination and remediate dangerous materials. Through our proprietary platform, we have built a network of subcontractors and tradespeople that offer a range of sustainable solutions, such as integrated irrigation and water conservation systems and energy efficient solutions to collectively reduce our environmental impact on our communities.
Further, consistent with UN SDG 12 (Ensure Sustainable Consumption and Production Patterns), we offer a wide range of standard and customizable features, including water conservation, renewable energy production and low environmental impact features in our home designs.
Human capital resources
As of June 30, 2021, we had 251 full-time employees. Of these employees, 37 worked in our corporate office and 214 in our divisions. None of our employees is represented by a labor union or covered under a collective bargaining agreement, and we have not experienced any strikes or work stoppages. We believe that our relations with our employees are good. We value our employees and believe that employee loyalty and enthusiasm are key elements of our operating performance. Our human capital resource management objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees. We strive to develop the talent of our workforce and create opportunities to foster their growth, such as implementing performance review and career planning programs as well as providing access to leadership.
We offer our employees a wide array of company-paid benefits, which we believe are competitive relative to others in our industry. Our sales people earn a base salary plus commissions, while our other employees earn a base salary plus a bonus.
We utilize subcontractors and tradespeople to perform the construction of our homes. We have built mutually beneficial relationships with our subcontractors and tradespeople, partnering with high-quality small businesses and individuals who benefit from consistent, predictable and profitable work. These participants in our managed marketplace benefit from the forward visibility of the project pipeline and the consistency of working within our model.

Intellectual property
We rely on trademarks and domain names to establish and protect our proprietary rights. As of June 30, 2021, we have 3 trademark registrations, including registrations for “Thomas James Homes” and the Thomas James Homes logo. In addition, we are the registered holder of a variety of domestic domain names, including “thomasjameshomesusa.com”, “thomasjameshomes.com” and “tjh.com”.
Legal proceedings
From time to time, we are a party to ongoing legal proceedings in the ordinary course of business. We do not believe the results of currently pending proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations or liquidity.

Market opportunity
Unless otherwise indicated, information in this section is derived from the Zonda market study, for which we have agreed to pay Zonda a fee of $42,000, plus an amount charged at an hourly rate for additional information we may require from Zonda from time to time in connection with that market study. Zonda is an independent research provider and consulting firm focused on the housing industry. The following information contains forward-looking statements which are subject to uncertainty and you should review the information under the headings “Forward-Looking Statements” as well as “Risk Factors—Risks Related to Our Business” and the other information in “Risk Factors.” The estimates, forecasts and projections relating to our markets prepared by Zonda are based upon numerous assumptions and have not been independently verified by us.
Thomas James Homes Total Addressable Market
Based on our bottom-up market analysis, we estimate that across our current and target expansion markets in the United States we have a TAM value of approximately $190 billion annually. This analysis focuses on 21 initial U.S. target markets for organic growth, consisting of major metropolitan areas that we have determined to be the most attractive major urban areas across the United States. Within these urban MSA areas, we have reviewed 4,274 ZIP codes, identifying an aggregate homesite supply of more than 3.8 million outmoded homes with underutilized FARs. Further leveraging demographic- and transaction-oriented analyses, we believe that 775, or approximately 18%, of these ZIP codes fit our specific market entry criteria.
The strength of the markets in which we operate and the opportunity as we continue to expand into new markets are summarized in the table below. Based on our current analysis of prevailing market conditions, of our 21 initial U.S. target markets, we operate in four and are prioritizing expansion into Phoenix, San Diego, Portland and Washington, D.C., followed by Boston, the New York Tri-State Area, Chicago and Detroit. We continually evaluate and refine such plans based on prevailing market conditions and other relevant factors.
Thomas James Homes Current Markets
Los Angeles MSA
Market Overview
The Los Angeles-Anaheim MSA is one of the largest in the United States. The primary economic drivers include the Port of Los Angeles, and nationally recognized institutions of higher education, tourism, and entertainment. This economic engine creates a solid foundation for housing demand. However, the region has a limited supply of developable land. Throughout 2020, the number of active new home communities in the Los Angeles-Anaheim MSA has declined from 299 to 187 – a 37.5% drop. The number of remaining units in these communities dropped from 7,074 in 2019 to 5,591 in 2020, a 21.0% decline. While the overall market is undersupplied, this is especially true for submarkets west of I-5 because most of the remaining supply of developable land is clustered in the northern, eastern and southern parts of the MSA, such as the San Fernando Valley, Santa Clarita, Irvine and Tustin. Larger homebuilders are increasingly focusing their attention to the east (Riverside County and San Bernardino County) where they can build subdivisions containing 50 or more homes at prices below $700,000.
Urban Housing Market Opportunity
Limited supply within the coastal zones is creating opportunity for homebuilders willing to operate in urban areas. These coastal zones are typically within easy reach of high-paying employment in areas such as “Silicon Beach,” Century City and Beverly Hills. The long-term opportunities within these coastal zones are excellent, especially considering California’s focus on increasing housing supply. The Regional Housing Needs Assessment is placing a greater onus on cities to supply additional housing, the only way to do that in many municipalities is to up-zone in-fill parcels.
Along with fundamentals and opportunities highlighted above, Zonda has identified 125 targeted ZIP codes (market data for 367 ZIP codes, in total, was reviewed in the Los Angeles MSA) that most align with Thomas James Homes’ market position and strategic offerings. Within these 125 ZIP codes, Zonda has identified a TAM of 295,250 single-family parcels with a homesite-to-home ratio less than 40% (underutilized homesites and a higher ratio of older structurally obsolescent housing — smaller homes with small rooms). Further, housing stock in the Los Angeles MSA has an average structure age of 54 years old while the average age of competitive home closings, in the targeted ZIP codes, is 51 years old.

Within the Los Angeles MSA, closings over $1.0 million increased by 11% annually over the last four years (2017 to 2020), while closings over $2.0 million increased by 11%. The Los Angeles MSA has the second largest closing volume for homes over $1.0 million and $2.0 million in the United States based on 2020 closing activity.
Silicon Valley — San Jose MSA
Market Overview
Silicon Valley is home to over 2,000 technology companies, the densest concentration of such companies in the world. The proliferation of technology companies in Silicon Valley has fueled demand for housing as well.
Urban Housing Market Opportunity
Considering Silicon Valley’s high-income employment opportunities and strong housing demand, Zonda has identified 21 targeted ZIP codes (market data for 69 ZIP codes, in total, was reviewed in the San Jose MSA) that most align with Thomas James Homes’ market position and strategic offerings. Within these 21 ZIP codes, Zonda has identified a TAM of 249,769 parcels with a homesite-to-home ratio less than 40% (underutilized homesites and a higher ratio of older structurally obsolescent housing — smaller homes with small rooms). Further, housing stock within Silicon Valley is generally over 40 years old while the average age of competitive home closings, in the targeted ZIP codes, is 52 years old.Within the San Jose MSA, closings over $1.0 million increased by 6% annually over the last four years (2017 to 2020), while closings over $2.0 million increased by 11%.
Further, if the San Jose MSA and San Francisco MSA are combined to create one market, the number of targeted ZIP codes increases to 68 of a total 242 reviewed. This represents a TAM of 588,020 parcels with a homesite-to-home ratio less than 40% (underutilized homesites and a higher ratio of older structurally obsolescent housing—smaller homes with small rooms). Combined, these metros represent the largest volume of closings over $1.0 million and $2.0 million in the United States based on 2020 closing activity (closings over $1.0 million increased by 8% annually over the last four years (2017 to 2020), while closings over $2.0 million increased by 13%).
Seattle-Bellevue MSA
Market Overview
Seattle-Bellevue MSA is a preferred destination for tech worker talent in cloud computing, e-commerce, and biotechnology. This MSA’s level of low housing inventory, along with a surge of homebuyers, is driving price increases across all segments. As of December 31, 2020, Seattle ranks second highest in the S&P Case Shiller 20-City Composite Index, closing 2020 at 13.6% year-over-year. With modest to flat growth of construction starts, and high demand from well-qualified buyers, Zonda expects a strong housing market in Seattle for 2021.
Urban Housing Market Opportunity
Due to the strong growth and skilled workforce highlighted above, Zonda has identified 48 targeted ZIP codes (market data for 169 ZIP codes, in total, was reviewed in the Seattle MSA) that most align with Thomas James Homes’ market position and strategic offerings. Within these 48 ZIP codes, Zonda has identified a TAM of 416,307 single-family parcels with a homesite-to-home ratio less than 40% (underutilized homesites and a higher ratio of older structurally obsolescent housing — smaller homes with small rooms). Further, housing stock within the Seattle MSA is generally over 40 years old while the average age of competitive home closings, in the targeted ZIP codes, is 37 years old.
Since the summer of 2020, the luxury market in Seattle MSA (over $2.0 million) experienced robust pending sales, sometimes doubling year-over-year, with no evidence of slowing into the second quarter of 2021. Additionally, within the Seattle MSA, closings over $1.0 million increased by 13% annually over the last fours years (2017 to 2020), while closings over $2.0 million increased by 16%. The Seattle MSA has the fourth largest closing volume for homes over $1.0 million and sixth larger volume over $2.0 million in the United States based on 2020 closing activity.
Denver MSA
Market Overview
Denver’s diversified economy and central location in the United States makes it a natural distribution hub for the west. Denver’s key economic strongholds include construction, private education/health, information, tourism/leisure, manufacturing, energy resources and mining, professional business services, and civic organizations. Future economic growth trends are promising in areas including health care, high tech, and energy which includes both oil and gas, as well as the sustainable cleantech industries.
Growing business sectors continue to attract high-paying jobs and young, highly educated residents. Homebuilding has been evolving towards the same kind of development style as in Southern California (more density, expanding move-up buyers, and increasing price points). The high-end, semi-custom builder of the past has essentially disappeared in the marketplace, opening opportunities for builders interested in operating in this diversifying market.
Urban Housing Market Opportunity
Due to the strong growth and quality of life factors highlighted above, Zonda has identified 29 targeted ZIP codes (market data for 132 ZIP codes, in total, was reviewed in the Denver MSA) that most align with Thomas James Homes’ market position and strategic offerings. Within these 29 ZIP codes, Zonda has identified a TAM of 187,939 parcels with a homesite-to-home ratio less than 40% (underutilized homesites and a higher ratio of older structurally obsolescent housing — smaller homes with small rooms). Housing stock within Denver MSA is roughly 40 years old while the average age of competitive home closings, in the targeted ZIP codes, is 31 years old.
Price escalation in recent years has been strong throughout the market, and especially so in areas such as Boulder, Douglas, Jefferson and Denver counties, where household incomes are the highest, as are the home values (in Denver’s concentrated neighborhoods). This has created organic demand among rollover equity buyers. Popular areas in Boulder, Littleton, Arvada and Denver City offer very limited new housing options and dated resale housing alternatives that often require updating and maintenance. Outside demand, driven by both business and personal decisions to relocate to Denver, is flowing from areas such as Southern California, the Bay Area and Chicago. These “relocators” are bringing their own rollover equity and quick acceptance of Denver’s rising prices. Further, local move-up buyers with growing home equity and the surging in-migration of Californians will increase demand for the luxury home market in Denver. This has all resulted in strong closing activity in the Denver MSA, with increases of 29% in closings over $1.0 million and 42% for closings over $2.0 million over the last four years (2017 to 2020).
Thomas James Homes Select Growth Markets
Portland MSA
Market Overview
The Portland housing market remains competitive with constrained inventory and increasing buyer demand. In-migration of millennials continues to be a driver of the city’s population growth, accounting for a third of its total population. The S&P Case-Shiller Index shows an almost 10% year-over-year increase as of the end of 2020 for Portland home prices. Portland’s proximity to the mountains and coast and its bounty of parks attract customers who prioritize open spaces and outdoor refuge.
Urban Housing Market Opportunity
Due to the strong growth and quality of life factors highlighted above, Zonda has identified 15 targeted ZIP codes (market data for 122 ZIP codes, in total, was reviewed in the Portland MSA) that most align with Thomas James Homes’ market position and strategic offerings. Within these 15 ZIP codes, Zonda has identified a TAM of 62,389 single-family parcels with a homesite-to-home ratio less than 40% (underutilized homesites and a higher ratio of older structurally obsolescent housing — smaller homes with small rooms). Further, housing stock in the Portland MSA has an average structure age of 43 years old while the average age of competitive home closings, in the targeted ZIP codes, is 44 years old.
Local move-up buyers with growing home equity and an in-migration of Californians have increased demand for the luxury home market in Portland. Driven by restricted supply and increasing entitlement timeframes, closings within the Portland MSA have increased annually by an average of 4.0% over the last four years (2017 to 2020). Further, closings over $1.0 million has increased by 23% and by 16% for closings over $2.0 million.

San Diego MSA
Market Overview
The San Diego County multi-million-dollar housing market has an advantage over Orange County in terms of price, and over Los Angeles County in terms of density and space. As such, San Diego continues to draw high-end customers that want their money to go further. The coastal, high priced markets stretch from Point Loma in the south through Del Mar, Solana Beach, and Encinitas, up to coastal Carlsbad in the north.
These communities all have in common direct access to the beach and excellent public schools. Homes in all these communities tend to be eclectic rather than homogenous and are therefore unlike master planned communities. Homeowners’ Association dues are uncommon in these communities.
The demographic of these communities is typically a mix of young renters and young and established professional couples and families working in white-collar jobs. Many of the customers are entrepreneurs working for tech companies, medical device companies or in education, and typically have a high level of education with a flexible schedule. These coastal communities fetch the highest prices because they offer a limited supply of real estate, which is typically not high density, in an area geographically constrained by the ocean to the west and topography to the east.
Urban Housing Market Opportunity
Along with the fundamentals and opportunities highlighted above, Zonda has identified 23 targeted ZIP codes (market data for 122 ZIP codes, in total, was reviewed in the San Diego MSA) that most align with Thomas James Homes’ market position and strategic offerings. Within these 23 ZIP codes, Zonda has identified a TAM of 136,242 single-family parcels with a homesite-to-home ratio less than 40% (underutilized homesites and a higher ratio of older structurally obsolescent housing — smaller homes with small rooms). Further, housing stock in the San Diego MSA has an average structure age of 45 years old while the average age of competitive home closings, in the targeted ZIP codes, is 51 years old.
Driven by restricted supply and increasing entitlement timeframes, closings within the San Diego MSA have remained nearly flat over the last four years (2017 to 2020). However, new home volume has increased by 9% with increased densification. Further, closings over $1.0 million have increased by 18% annually while closings over $2.0 million have increased by 26%.
Phoenix MSA
Market Overview
The Phoenix MSA has had a strong housing market for the last several years, which has become increasingly robust since early 2020. Due to high levels of demand, speculative new home and resale inventory levels are presently at 15-year lows. The friendly business environment offered in Arizona has brought many new businesses to the state over the last several years, many of which offer high paying jobs. This, coupled with a trend of in-migration, has begun to push prices upwards in what has historically been viewed as an affordable market.
Urban Housing Market Opportunity
Along with Phoenix’s strong underlying economic and demand trends, Zonda has identified 25 targeted ZIP codes (market data for 159 ZIP codes, in total, was reviewed in the Phoenix MSA) that most align with Thomas James Homes’ market position and strategic offerings. Within these 25 ZIP codes, Zonda has identified a TAM of 145,060 single-family parcels with a homesite-to-home ratio less than 40% (underutilized homesites and a higher ratio of older structurally obsolescent housing — smaller homes with small rooms). Further, housing stock in the Phoenix MSA has an average structure age of 32 years old while the average age of competitive home closings, in the targeted ZIP codes, is 20 years old.
As noted above, demand has been strong in the Phoenix MSA as closings have increased annually by an average of 10% over the last four years (2017 to 2020), while closings over $1.0 million have increased by 44% and closings over $2.0 million have increased by 52% .

Chicago MSA
Market Overview
The Chicago market has been largely undersupplied with new construction housing since the Great Recession of 2008. Conditions in the market rapidly improved with the onset of the pandemic and subsequent lockdowns, driven by increased consumer demand, limited new home supply, historically low existing home supply and strong year-over-year price appreciation.
While the volume of nonfarm jobs has not yet fully recovered and the local unemployment rate is less favorable than that of the United States overall, Chicago has a diverse workforce and strong, high-income employment. Chicago’s “North Shore” corridor is home to some of the wealthiest ZIP codes in the United States. Local employment is fueled by professional and business services and financial activities, both high-income sectors often used as a proxy for new home demand.
Top global employers produce many high-income jobs. Two major airports anchor the market, serving as key domestic and international transportation and telecommunication hubs. McDonalds, United Airlines, Boeing, Conagra, and numerous other companies are headquartered in the Chicago market. In addition, the market continues to attract headquarter offices given the wide range of available talent from graduates of the numerous local universities and the mature workforce.
Urban Housing Market Opportunity
In relation to the concentration of global financial centers and the high concentration of high net worth ZIP codes, Zonda has identified 37 targeted ZIP codes (market data for 402 ZIP codes, in total, was reviewed in the Chicago MSA) that most align with Thomas James Homes’ market position and strategic offerings. Within these 37 ZIP codes, Zonda has identified a TAM of 163,732 single-family parcels with a homesite-to-home ratio less than 40% (underutilized homesites and a higher ratio of older structurally obsolescent housing—smaller homes with small rooms). Further, housing stock in the Chicago MSA has an average structure age of 55 years old while the average age of competitive home closings, in the targeted ZIP codes, is 55 years old.
Within the Chicago MSA, closings over $1.0 million increased by 9% annually over the last four years (2017 to 2020), while closings over $2.0 million increased by 10%.
Detroit MSA
Market Overview
The Detroit economy took a hard hit after the Great Recession of 2008 with a significant loss of manufacturing jobs, but has since rebounded with job gains in finance, healthcare, and tech. With new businesses finding their way to Detroit’s downtown and growth in many of the top suburbs, the housing market is favorable and demand is high. Several of Detroit’s wealthiest suburbs continue to do well, including Bloomfield Hills, Gross Pointe Shores, Birmingham, Northville and Novi.
Detroit’s economy is largely driven and anchored by automobile manufacturing. The market is home to Ford Motor, Fiat Chrysler, and General Motors, all of which contribute significant engineering, testing and administrative jobs. Detroit is considered a top-five U.S. financial center, with employers including Quicken Loans and Ally Financial. The market is also one of the leading healthcare economies and home to Henry Ford Health System and Detroit Medical Center.
Urban Housing Market Opportunity
Like Chicago, Detroit has a focused concentration of luxury housing. Zonda has identified 4 targeted ZIP codes (market data for 195 ZIP codes, in total, was reviewed in the Detroit MSA) that most align with Thomas James Homes’ market position and strategic offerings. Within these 4 ZIP codes, Zonda has identified a TAM of 47,577 single-family parcels with a homesite-to-home ratio less than 40% (underutilized homesites and a higher ratio of older structurally obsolescent housing—smaller homes with small rooms). Further, housing stock in the Detroit MSA has an average structure age of 54 years old while the average age of competitive home closings, in the targeted ZIP codes, is 31 years old.

Within the Detroit MSA, closings over $1.0 million increased by 10% annually over the last four years (2017 to 2020), while closings over $2.0 million increased by 11%.
Boston-Cambridge-Newton MSA
Market Overview
The Boston-Cambridge-Newton MSA has a large base of high-paying jobs in finance, business and higher education. Financial activities, professional and business services and education and health services are three job sectors that, combined, offer over 1.2 million jobs and were relatively unscathed during the COVID-19 crisis (with only approximately 18,000 jobs lost). Central areas of Boston have some of the highest incomes, but lowest net worth levels, in the region due to high-income residents paying high rent and not accumulating home equity. Areas in the greater region with both high net-worth levels and high incomes include parts of Middlesex County (Cambridge, Newton and Sudbury) and coastal areas of Norfolk County (Weymouth and Cohasset).
Urban Housing Market Opportunity
The Boston MSA contains distinctive pockets of luxury housing. Zonda has identified 50 targeted ZIP codes (market data for 289 ZIP codes, in total, was reviewed in the Boston MSA) that most align with Thomas James Homes’ market position and strategic offerings. Within these 32 ZIP codes, Zonda has identified a TAM of 230,288 single-family parcels with a homesite-to-home ratio less than 50% (underutilized homesites and a higher ratio of older structurally obsolescent housing—smaller homes with small rooms). Further, housing stock in the Boston MSA has an average structure age of 78 years old while the average age of competitive home closings, in the targeted ZIP codes, 62 years old (with an average build date of 1949).
Closings in Boston’s strategic ZIP codes have remained relatively flat over the last four years (2017 to 2020), while new home closings have decreased by an average of 1.6% annually. However, closings over $1.0 million have increased by 14% annually over the last four years while closings over $2.0 million have increased by a similar 15%.
Tri-State Area – New York MSA and Bridgeport MSA
Market Overview
The greater New York Tri-State area represents a large, diversified economy with millions of workers—professional and business services, education and health services and trade, transportation and utilities are three job sectors that each offer at least 1.5 to 2 million jobs, though all three lost a combined 200,000 jobs in 2020. Manhattan residents have some of the highest incomes, but lowest net worth levels, in the region due to high income residents paying high rent and not accumulating home equity. Areas with both high net-worth levels and high incomes include Greenwich, Connecticut; Summit, New Jersey and the North Shore of Long Island in Nassau County, New York. Recent trends include fleeing COVID-19 hotspots in New York City; there has been a shift from living in high-density parts of the city to larger detached homes in areas such as New Jersey, Long Island and upstate New York.
Urban Housing Market Opportunity
Considering these locations’ population of high-income and high net-worth individuals, Zonda has identified 179 targeted ZIP codes (market data for 1,009 ZIP codes, in total, was reviewed in the Tri-State Area) that most align with Thomas James Homes’ market position and strategic offerings. Within these 179 ZIP codes, Zonda has identified a TAM of 578,185 single-family parcels with a homesite-to-home ratio less than 40% (underutilized homesites and a higher ratio of older structurally obsolescent housing—smaller homes with small rooms). Further, housing stock in the Tri-State Area has an average structure age of 63 years old while the average age of competitive home closings, in the targeted ZIP codes, is 50 years old.
Closings in the Tri-State Area have remained relatively flat over the last four years (2017 to 2020) however, the Tri-State Area has the third largest closing volume for homes over $1.0 million and $2.0 million in the United States based on 2020 closing activity.

Washington, D.C.
Market Overview
The Washington, D.C. MSA represents a large, diversified economy with high-paying jobs and several desirable residential submarkets inside and outside the “District” itself. The Washington, D.C. MSA has a median household income of $107,600, which is 57% higher than the US median. Certain areas have median household incomes over $200,000 and net worth levels over $1 million, such as parts of the Northern Virginia suburbs of Fairfax County and Loudoun County. Partially due to recent trends, including fleeing COVID-19 hotspots, there has been a shift from living in high-density parts of the city to larger detached homes in the other areas of the MSA.
The opportunity for new single-family homes on urban homesites is strong in the DC metro, in part because existing homes are older and may require expensive renovations to be on par with a new high-end home. Further, the supply of new home communities is predominantly attached product, such as townhomes and condo flats. New detached homes are in comparatively short supply. Areas such as Tysons Corner, Alexandria, Arlington, Fairfax, Bethesda and the northwestern quadrant of the “District” present development opportunities given their proximity to retail and office space, high incomes, high home prices and limited supply of new detached homes.
Urban Housing Market Opportunity
The economy and associated incomes highlighted above contributed to Zonda has identified 21 targeted ZIP codes (market data for 307 ZIP codes, in total, was reviewed in the Washington D.C. MSA) that most align with Thomas James Homes’ market position and strategic offerings. Within these 21 ZIP codes, Zonda has identified a TAM of 136,671 single-family parcels with a homesite-to-home ratio less than 40% (underutilized homesites and a higher ratio of older structurally obsolescent housing—smaller homes with small rooms). Further, housing stock in the Washington D.C. MSA has an average structure age of 43 years old while the average age of competitive home closings, in the targeted ZIP codes, is 34 years old.
Within the Washington D.C. MSA, closings over $1.0 million increased by 11% annually over the last four years (2017 to 2020), while closings over $2.0 million increased by 13%.

Management
The following table sets forth certain information regarding our directors and executive officers as of the date of this prospectus.
Name	Age	Position
Thomas (Tommy) Beadel	41	Chairman, Chief Executive Officer and Director
James Mead	62	Chief Financial Officer
James (Jim) Simpson	52	Chief Operating Officer and Chief Technology Officer
Anne Lee Benedict	48	General Counsel and Secretary
Jason Keller	51	Director Nominee
Warren Min	36	Director Nominee
Derek Smith	57	Director Nominee
Our executive officers
Thomas (Tommy) Beadel co-founded Thomas James Homes LLC and has served as Chief Executive Officer since its inception in 2006 and as Chairman of our board of directors since 2021. He has served on our board of directors since 2021 and the board of Thomas James Homes LLC since 2006. Prior to founding Thomas James Homes, Mr. Beadel served as Senior Vice President of Loan Production of Independent Financial Services Group, Inc., a mortgage and real estate services company, from 2001 to 2006. In this role, Mr. Beadel was in charge of all mortgage loan officers completing loans in 14 states, with originations in excess of 2,000 residential refinances annually. Mr. Beadel studied electrical and electronics engineering at California Polytechnic State University at San Luis Obispo and business administration at Washington State University, and is a Licensed Real Estate Broker in California and Washington. Mr. Beadel is qualified to serve on our board of directors as a result of his deep and unique knowledge of our company and his extensive experience in the real estate and real estate finance industries.
James Mead has served as Chief Financial Officer of Thomas James Homes LLC since 2021. Since 2015, Mr. Mead has served as an advisory board member of The CenterCap Group, LLC, a boutique investment bank that provides strategic advisory services to real estate industry fund managers. From 2017 to 2018, Mr. Mead served as Chief Financial Officer at Alexander & Baldwin, a real estate investment trust focused on grocery anchored shopping centers. From 2010 to 2015, Mr. Mead served as Chief Financial Officer at SL Green Realty Corp, a real estate investment trust focused on commercial office properties. Mr. Mead also served as Chief Financial Officer of Strategic Hotels & Resorts, a real estate investment trust focused on hotel properties, from 2004 to 2010. Mr. Mead received his B.S.E. in biomedical engineering from Tulane University in 1981 and his M.B.A. from the University of Virginia – Darden Graduate School of Business Administration in 1985.
James (Jim) Simpson has served as Chief Operating Officer and Chief Technology Officer of Thomas James Homes LLC since 2019. He also served as Chief Financial Officer from 2016, when he joined Thomas James Homes, to 2021. He served as Chief Financial Officer and President of the Southern California division of Thomas James Homes from 2019 to 2020. Prior to joining Thomas James Homes, Mr. Simpson was a Managing Director at The McLean Group, an investment bank that focused on middle market businesses, from 2016 to 2018. Mr. Simpson was a founding member of The McLean Group’s Water, Wastewater and Environmental (WWE) industry group. From 2014 to 2016, Mr. Simpson was Managing Director of OfferBoard Securities, a national investment banking practice. Prior to that, from 2013 to 2016, Mr. Simpson served as CEO of 2M Direct, LLC, a specialized sales and marketing organization. Mr. Simpson is a certified M&A advisor by the Alliance of M&A Advisors and holds a certificate in exit planning from the Exit Planning Institute. Mr. Simpson earned his B.A. in Political Science from the University of Colorado Boulder in 1991 and his J.D. from California Western School of Law in 1994. Mr. Simpson served as Chief Technology Officer of LM2 Network, LLC, a cloud-based, FINRA compliant operating platform for middle and lower middle market investment banks from 2012 to 2014. LM2 Network filed a voluntary bankruptcy petition under Chapter 7 in April 2015 and the bankruptcy was discharged in May 2015.
Anne Lee Benedict has served as General Counsel and Secretary of Thomas James Homes LLC since 2021. Prior to joining us, from 2013 to 2021, she served as Executive Vice President, Chief Legal Officer and Secretary of

Summit Materials, an aggregates-based construction materials company. From 2000 to 2013 Ms. Benedict served as an associate and later a partner at Gibson, Dunn & Crutcher, LLP, an international law firm. Ms. Benedict received her B.A. in English and Psychology from the University of Michigan in 1995 and her J.D. from the University of Pennsylvania law school in 1999.
Our directors
Jason Keller is expected to serve on our board of directors upon the completion of this offering and has served on the board of Thomas James Homes LLC since 2018 as a designee of Oaktree Capital Management, a global asset management company. He serves as Managing Director and Head of Residential Investments for Oaktree’s Real Estate group, where he has worked since 2007. In this role, Mr. Keller oversees homebuilder acquisitions, land development, homebuilding, destination resorts, non-performing residential loans, residential loan servicing, homebuilder lending, land banking and other similar investments. Prior to joining Oaktree in 2007, Mr. Keller served as Vice President at DLJ Real Estate Capital Partners, a private equity subsidiary of Credit Suisse First Boston. From 1996 to 1998, Mr. Keller was a Financial Analyst at the multinational investment bank Salomon Brothers. Mr. Keller has served on the board of directors of Taylor Morrison Home Corporation, a home building company from 2011 to 2017, as well as the boards of Genesis Capital, a homebuilding lender, and Selene Finance, a mortgage servicer. Mr. Keller also serves on the boards of the Utah State University Foundation, the Make-A-Wish Foundation of Greater Los Angeles and the Park Century School Board of Trustees. Mr. Keller earned a B.A. in Finance from Utah State University in 1994 and an M.B.A. in Finance from the Wharton School at the University of Pennsylvania in 2000. Mr. Keller is qualified to serve on our board of directors as a result of his finance and investment experience, including extensive experience with the homebuilding industry.
Warren Min is expected to serve on our board of directors upon the completion of this offering and has served on the board of Thomas James Homes LLC since 2018 as a designee of Oaktree Capital Management. He serves as Managing Director at Oaktree, where he has worked since 2013. Mr. Min primarily invests on behalf of Oaktree’s Real Estate Debt Strategies and is responsible for sourcing, underwriting, negotiating and structuring debt investments across all geographies and debt products, including private loan originations, CMBS securities, high yield bonds, and corporate platforms. Prior to joining Oaktree, Mr. Min worked as an analyst for Citigroup, a global investment bank and financial services company, from 2006 to 2008 in the Global Real Estate & Lodging Investment Banking group. There, he advised real estate companies on M&A and capital raising transactions. Mr. Min received his B.A. in Economics and Mathematics magna cum laude from Yale University in 2006 where he was elected to Phi Beta Kappa, and earned his M.B.A. with distinction from Harvard Business School in 2013. Mr. Min is qualified to serve on our board of directors as a result of his finance and investment experience, including extensive experience related to the real estate industry.
Derek Smith is expected to serve on our board of directors upon the completion of this offering and has served on the board of Thomas James Homes LLC since 2018. He has served as Managing Director and Head of Operations at Oaktree since joining in 2010. In this role, Mr. Smith is responsible for execution and management of all real estate investments and the administration of Oaktree’s real estate funds. Prior to joining Oaktree, Mr. Smith spent 19 years at the law firm Paul, Hastings, Janofsky & Walker LLP, most recently as Vice Chair of the Global Real Estate Department. In this role, Mr. Smith represented numerous opportunity funds, investment banks and other private investors in all aspects of their real estate investments. He also served as the chair of the Technology Committee of Paul Hastings, where he led the firm’s use and investment in information systems and technology. Additionally, from 2011 to 2016, Mr. Smith served on the board of directors and as the chair of the compensation committee for STORE Capital Corporation, an internally managed net-lease real estate investment trust. Mr. Smith earned his B.S. in computer science from Brigham Young University in 1988 and his J.D. from Cornell University in 1991. Mr. Smith is qualified to serve on our board of directors as a result of his of his legal, investment and operations experience, including extensive experience related to the real estate industry.
Family relationships
No family relationships exist by or among our executive officers and directors.
Controlled company exemption
Following this offering, through their ownership of our Class A and Class B common stock, Oaktree Fund and Beadel will continue to control more than     % of the voting power of our common stock in the election of directors or     %, if the underwriters exercise their option to purchase additional shares of Class A common

stock in full. Accordingly, we intend to avail ourselves of the “controlled company” exception available under      rules, which eliminates certain requirements, such as the requirements that a company have a majority of independent directors on its board of directors, that compensation of executive officers be determined, or recommended to the board of directors for determination, by a compensation committee composed solely of independent directors, and that director nominees be selected, or recommended for the board of directors’ selection, by a nominations committee composed solely of independent directors. In the event that we cease to be a controlled company, we will be required to comply with these provisions within the transition periods specified in the applicable rules. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the SEC and      with respect to our audit committee within the applicable time frame.
Director independence
The board of directors has determined that each of,      ,      and      are “independent directors” as such term is defined by the applicable rules and regulations of     .
Board composition
Upon completion of the offering, our board of directors will consist of      directors. In accordance with our amended and restated certificate of incorporation and bylaws, the number of directors on our board of directors will be determined from time to time by the board of directors.
Each director is to hold office until the next election of the class for which such director shall have been chosen and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships on the board of directors may be filled at any time by the remaining directors, whether resulting from an increase in the number of directors or the death, removal or resignation of a director.
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that any director may only be removed for cause and, until the fourth annual meeting of stockholders following such time when Oaktree Fund and Beadel beneficially own, in the aggregate, less than 50% of the combined voting power of the outstanding common stock, by the affirmative vote of at least 66 2/3% of the voting power of our outstanding common stock at any time when Oaktree Fund and Beadel beneficially own, in the aggregate, less than 50% of the combined voting power of the outstanding common stock.
Our amended and restated certificate of incorporation will provide that the board of directors will be divided into three classes of directors, with staggered three-year terms, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors. In connection with this offering     ,      and      will be designated as Class I directors,     ,      and      will be designated as Class II directors, and     ,      and      will be designated as Class III directors. Commencing with the fourth annual meeting of stockholders following such time when Oaktree Fund and Beadel beneficially own, in the aggregate, less than 50% of the combined voting power of the outstanding common stock, directors of each class the term of which shall then expire shall be elected to hold office for a one-year term.
Effective upon the completion of the offering, we expect to enter into a Stockholder’s Agreement with TJH Holdco, the Oaktree Direct Stockholder and certain other unitholders of TJH Holdco, pursuant to which they will agree to cooperate with respect to the election of our directors and certain other matters. See “Certain Relationships and Related Person Transactions—Proposed Transactions with Thomas James Homes—Stockholder’s Agreement.”
Board leadership structure
We do not have a policy regarding whether the role of the chairperson of the board and chief executive officer should be separate or combined, and our board of directors believes that we should maintain the flexibility to select the chairperson and chief executive officer and reorganize the leadership structure, from time to time, based on criteria that are in our best interests and the best interests of our stockholders. Our board of directors has designated our chief executive officer, Tommy Beadel, to serve as chairperson of the board. We believe that Mr. Beadel’s familiarity with our Company and extensive knowledge of our industry qualify him to serve as the chairperson of our board and that combining the roles of chief executive officer and chairperson of the board enables Mr. Beadel to drive strategy and agenda setting at the board level while maintaining responsibility for executing on that strategy as chief executive officer. Our board of directors recognizes that, depending on the circumstances, other leadership models, such as separating the role of chairperson of the board with the role of chief executive officer, might be appropriate from time to time. Our board of directors believes its administration of its risk oversight function has not affected its leadership structure.
Our Principles of Corporate Governance, to be effective upon completion of this offering, will provide that at any time when the chairperson is not an independent director, our board of directors will designate a lead independent director. Our board of directors has appointed      to serve as our lead independent director. In such role,      will have responsibility for: (a) presiding at meetings of the board of directors at which the chairperson of the board is not present, including executive sessions of the independent directors; (b) approving information sent to the board of directors; (c) approving the agenda and schedule for board of directors meetings to provide that there is sufficient time for discussion of all agenda items; (d) serving as liaison between the chairperson of the board and the independent directors; (e) being available for consultation and communication with major stockholders upon request; and (f) performing such other designated duties as the board of directors may determine from time to time.
Role of our board in risk oversight
We face a number of risks, including those described under the section titled “Risk Factors” included elsewhere in this prospectus. Our board of directors believes that risk management is an important part of establishing, updating and executing on our business strategy. Our board of directors, as a whole and at the committee level, has oversight responsibility relating to risks that could affect our corporate strategy, business objectives, compliance, operations and financial condition and performance. Our board of directors focuses its oversight on the most significant risks facing us and on its processes to identify, prioritize, assess, manage and mitigate those risks. Our board of directors and its committees receive regular reports from members of our senior management on areas of material risk to us, including strategic, operational, financial, legal and regulatory risks. While our board of directors has an oversight role, management is principally tasked with direct responsibility for management and assessment of risks and the implementation of processes and controls to mitigate their effects on us.
Board committees
Following the completion of this offering, the board committees will include an audit committee, a compensation committee and a nominating and corporate governance committee.
Audit committee
The primary responsibilities of our audit committee will be to oversee the accounting and financial reporting processes of our company, and to oversee the internal and external audit processes. The audit committee will also assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information provided to stockholders and others, and the system of internal controls established by management and the board of directors. The audit committee will oversee the independent auditors, including their independence and objectivity. However, committee members will not act as professional accountants or auditors, and their functions are not intended to duplicate or substitute for the activities of management, or the independent auditors. The audit committee will be empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist it in fulfilling its responsibilities, and to approve the fees and other retention terms of its advisors.
Upon the completion of this offering,     ,      and      are expected to be the members of our audit committee. The board of directors has determined that      qualifies as an “audit committee financial expert” as such term is defined under the rules of the SEC, and that each of     ,      and      are “independent” for purposes of Rule 10A-3 of the Exchange Act and under the listing standards of     . We believe that the functioning of our audit committee complies with the applicable requirements of the SEC and     . Upon completion of this offering, our audit committee will not consist entirely of independent directors. We intend to comply with the listing requirement of      regarding the composition of our audit committee within the transition period for newly public companies.

Compensation committee
The primary responsibilities of our compensation committee will be to periodically review and approve the compensation and other benefits for our employees, officers and independent directors. This will include reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers in light of those goals and objectives, and setting compensation for these officers based on those evaluations. Our compensation committee will also administer and have discretionary authority over the issuance of equity awards under our equity incentive plans.
The compensation committee may delegate authority to review and approve the compensation of our employees to certain of our executive officers, including with respect to awards made under our equity incentive plans. Even where the compensation committee does not delegate authority, our executive officers will typically make recommendations to the compensation committee regarding compensation to be paid to our employees and the size of equity grants under our equity incentive plans.
Upon the completion of this offering,     ,      and      are expected to be the members of our compensation committee. Because we will be a “controlled company” under the rules of     , our compensation committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the compensation committee accordingly in order to comply with such rules.
Nominating and corporate governance committee
Our nominating and corporate governance committee will oversee all aspects of our corporate governance functions. The committee will make recommendations to our board of directors regarding director candidates and assist our board of directors in determining the composition of our board of directors and its committees.
Upon the completion of this offering,     ,      and      are expected to be the members of our nominating and corporate governance committee. Because we will be a “controlled company” under the rules of     , our nominating and corporate governance committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the nominating and corporate governance committee accordingly in order to comply with such rules.
Code of conduct and ethics
Our board of directors has adopted a code of conduct and ethics that establishes the standards of ethical conduct applicable to all directors, officers and employees of our company. The code addresses, among other things, conflicts of interest, compliance with disclosure controls and procedures and internal control over financial reporting, corporate opportunities and confidentiality requirements. The audit committee is responsible for applying and interpreting our code of conduct and ethics in situations where questions are presented to it. We expect that any amendments to the code or any waivers of its requirements applicable to our principal executive, financial or accounting officer, or controller will be disclosed on our website at www.thomasjameshomesusa.com/     . Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.
Compensation committee interlocks and insider participation
Our compensation committee will be composed of     ,      and     . None of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors. For a description of the transactions between us and members of the compensation committee, and entities affiliated with such members, see the transactions described under the section entitled “Certain Relationships and Related Person Transactions.”

Executive compensation
Our named executive officers (“NEOs”) for the fiscal year ended December 31, 2020 (the “2020 Fiscal Year”) are:
•	Thomas Beadel, our Chief Executive Officer; and
•	James Simpson, our Chief Operating Officer, Chief Technology Officer and Former Chief Financial Officer.
During the 2020 Fiscal Year, we had only two executive officers. Following the end of the 2020 Fiscal Year, we appointed James Mead as our Chief Financial Officer (succeeding Mr. Simpson as our principal financial officer) and Anne Lee Benedict as our General Counsel and Secretary. Neither Mr. Mead nor Ms. Benedict were employed by us at any time during the 2020 Fiscal Year.
2020 Summary compensation table
The table below sets forth the annual compensation earned by or granted to the NEOs during the 2020 Fiscal Year.
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Thomas Beadel Chief Executive Officer	2020	$500,000	$90,991	$224,009	$35,089	$850,089
James Simpson Chief Operating Officer, Chief Technology Officer and Former Chief Financial Officer(3)	2020	$350,000	$—	$130,000	$21,982	$501,982
(1)
Amounts in this column represent the discretionary adjustment made by our board of directors to Mr. Beadel’s annual bonus for the 2020 Fiscal Year, as described under “—Narrative Disclosure to Summary Compensation Table—Annual Bonus” below.

(2)
Amounts in this column represent matching contributions under the Thomas James Homes, LLC 401(k) plan (the “401(k) Plan”) made during the 2020 Fiscal Year for each NEO and executive health insurance premium reimbursements. Effective as of July 1, 2021, we have discontinued the executive health insurance premium reimbursement program.

(3)	Mr. Simpson served as the President of our Southern California division through August of 2020.
Narrative disclosure to summary compensation table
Annual bonus
During the 2020 Fiscal Year, our NEOs were eligible to participate in our annual bonus program. At the beginning of 2020, our board of directors established target bonuses for each NEO equal to 100% of his base salary, with the opportunity to earn up to a maximum bonus equal to 200% of target based on achievement of the following financial measures, each weighted 25%: (i) gross margin; (ii) net margin; (iii) revenue growth multiplied by cycle time; and (iv) acquisition revenue multiplied by acquisition basis. For Mr. Beadel, these metrics were measured on a company-wide basis, and for Mr. Simpson, these metrics were measured based on the performance of our Southern California business in light of his historic oversight of that business. As a result of the unprecedented impact of the COVID-19 pandemic, our board of directors adjusted the targets with respect to each financial measure to ensure that the annual bonus program remained challenging but attainable.
Following completion of the 2020 Fiscal Year, our board of directors reviewed our performance against the financial targets under the annual bonus plan to determine each NEO’s payout under the plan. In connection with this review, our board of directors determined that it was appropriate to award an additional discretionary bonus to Mr. Beadel in recognition of his continued efforts in leading our company through the COVID-19 pandemic. The annual bonuses earned by each NEO for the 2020 Fiscal Year are set forth below:
Name	Target Bonus	Calculated Payout	Discretionary Adjustment	Total Earned Bonus ($)
Thomas Beadel	$500,000	$224,009	$90,991	$315,000
James Simpson	$350,000	$130,000	$—	$130,000
Class B Interests
We have historically provided long-term incentive compensation to our NEOs through the issuance of Class B units in TJH Holdco (the “Class B Interests”), which are intended to be profits interests for U.S. federal income tax purposes. The Class B Interests entitle the holder to a share in distributions from TJH Holdco after the holders of Class A, Class C and Class D units in TJH Holdco have received a return of their respective capital contributions, we have satisfied specified internal rate of return thresholds for the holders of Class A, Class C and Class D units, and the Class B Interests have become entitled to distributions equal to their applicable threshold value. The threshold value is established at the time of grant and is the amount of distributions that a Class B Interest would be entitled to receive if TJH Holdco was liquidated immediately prior to such grant.
On December 31, 2018, Mr. Beadel received a grant of 87.10 Class B Interests and Mr. Simpson received a grant of 5.16 Class B Interests, each with a $0 threshold value, pursuant to the terms of their respective Class B Interest award agreements. Because TJH Holdco has granted additional Class B Interests for which the holders receive distributions attributable solely to our Northern California and PacificNorthwest divisions, the Class B Interests held by Messrs. Beadel and Simpson will be eligible to receive a reduced amount of distributions with respect to such divisions. The Class B Interests generally vest as to 20% of the total interests granted on each of the first four anniversaries of the date of grant, with the remaining 20% to vest only upon occurrence of a qualifying IPO or a sale of all or substantially all of the assets of TJH Holdco, in each case, so long as the holders of Class A units in TJH Holdco receive 100% of their capital contributions. The Class B Interests held by our NEOs are subject to certain treatment upon the occurrence of specific transactions or a termination of employment, as described under “Additional Narrative Disclosure—Potential Payments Upon Termination or a Change in Control—Class B Interests” below.
Employment agreements
TJC Real Estate Transactions Group, LLC, a wholly owned subsidiary of TJH Holdco entered into employment agreements with each of our NEOs in 2018 that provide for a four-year (for Mr. Simpson) or five-year (for Mr. Beadel) initial term with automatic one-year renewals unless either party gives 90 days’ notice of non-renewal. The employment agreements provided for an initial base salary, target bonus, grant of Class B Interests and participation in our benefit plans as in effect from time to time. Upon certain terminations of employment, each employment agreement provides for severance payments and benefits as described under “Additional Narrative Disclosure—Potential Payments Upon Termination or a Change in Control—Employment Agreements” below. Additionally, the employment agreements contain standard confidentiality, intellectual property, non-competition, employee and customer non-solicitation and non-disparagement covenants.
Outstanding equity awards at 2020 fiscal year-end
The table below reflects information regarding unvested Class B Interests held by the NEOs as of December 31, 2020.
	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(3)	Option Exercise Price(4)	Option Expiration Date(4)
Thomas Beadel	—	34.84	17.42	N/A	N/A
James Simpson	—	2.064	1.032	N/A	N/A
(1)
Although the Class B Interests do not require the payment of an exercise price, they are most economically similar to stock options, and as such, they are more properly classified as “options” under the definition provided in Item 402 of Regulation S-K as an instrument with an “option-like feature.”

(2)
Amounts in this column represent unvested Class B Interests, which will vest as to one-half on December 31, 2021 and December 31, 2022, subject to the NEO’s continued employment through each vesting date.

(3)
Amounts in this column represent unvested Class B Interests, which will vest only upon the occurrence of a qualifying IPO or a sale of all or substantially all of the assets of TJH Holdco, in each case, so long as the holders of Class A units in TJH Holdco receive 100% of their capital contributions, and subject to the NEO’s continued employment through such event.

(4)	The Class B Interests are not traditional options, and therefore, there is no exercise price or expiration date associated with them.

Additional narrative disclosure
Retirement benefits
Neither we nor any of our subsidiaries have ever maintained, and we do not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. TJH Holdco sponsors the the 401(k) Plan, a tax qualified defined contribution plan available to our employees who have attained age 21 and completed at least six months of service. For the 2020 Fiscal Year, we contributed an amount equal to 50% of each participant’s elective deferrals to the 401(k) Plan up to 6% of their covered compensation.
Potential payments upon termination or a change in control
Class B interests
Under the Class B Interest award agreement with each NEO, all unvested Class B Interests will become fully vested upon the occurrence of a qualifying IPO or a sale of all or substantially all of the assets of TJH Holdco, in each case, so long as the holders of Class A units in TJH Holdco receive 100% of their capital contributions. Generally, the NEO must remain continuously employed through the occurrence of such event; however, if the NEO’s employment is terminated by us without Cause (as described below under “—Employment Agreements”) or by the NEO for Good Reason (as described below under “—Employment Agreements”), in each case, within six months prior to the occurrence of such event, then the NEO will receive the benefit of such accelerated vesting.
Additionally, under the Class B Interest award agreement with each NEO, all Class B Interests, whether or not vested, will be forfeited on a termination of the NEO’s employment by us for Cause or by the NEO without Good Reason.
Subject to the accelerated vesting described above, under the Class B Interest award agreement with Mr. Beadel, upon the termination of his employment by us without Cause or by Mr. Beadel for Good Reason: (i) on or prior to the first anniversary of the date of grant, 30% of the Class B Interests will be deemed vested and the remaining 70% will be forfeited; (ii) on or prior to the second anniversary but after the first anniversary of the date of grant, 40% of the Class B Interests will be deemed vested and the remaining 60% will be forfeited; (iii) on or prior to the third anniversary but after the second anniversary of the date of grant, 60% of the Class B Interests will be deemed vested and the remaining 40% will be forfeited; and (iv) after the third anniversary, 80% of the Class B Interests will be deemed vested and the remaining 20% will be forfeited. Upon Mr. Beadel’s death or Disability (as described below under “—Employment Agreements”) or the non-renewal of his employment agreement, all unvested Class B Interests will be forfeited.
Subject to the accelerated vesting described above, under the Class B Interest award agreement with Mr. Simpson, upon the termination of his employment on or prior to the fifth anniversary of the date of grant, all unvested Class B Interests will be forfeited. If Mr. Simpson’s employment is terminated after the fifth anniversary of the date of grant as a result of a non-renewal of the employment agreement by Mr. Simpson or due to his death or Disability (as described below under “—Employment Agreements”), all unvested Class B Interests will be forfeited; however, if such termination after the fifth anniversary of the date of grant is by us without Cause, by Mr. Simpson for Good Reason or due to a non-renewal of the employment agreement by us, then all Class B Interests will become fully vested.
Employment agreements
Under their respective employment agreements, upon the termination of the applicable NEO’s employment by us without Cause (as described below) or by the NEO for Good Reason (as described below), the NEO will be eligible to receive the following severance payments: (i) continued base salary for six months; (ii) any accrued but unpaid annual bonus for the year preceding the year of termination; and (iii) a pro-rata annual bonus for the year of termination based on actual performance through the end of the year. These severance payments are subject to the NEO’s execution of a release of claims in our favor. Additionally, upon an NEO’s death or Disability (as described below), the employment agreements provide for payment of any accrued but unpaid annual bonus for the year preceding the year of termination.

For purposes of the employment agreements:
“Cause” generally means: (i) the NEO’s material breach of the employment agreement; (ii) the NEO’s willful neglect, refusal or failure to perform diligently any lawful direction of our board of directors or to comply in all material respects with any written policy of ours or any of our affiliates; (iii) the NEO’s conviction of, or the entering of a guilty plea or plea of nolo contendere with respect to, any felony or any other crime involving dishonesty, fraud, embezzlement or moral turpitude; (iv) the NEO’s illegal or improper use of controlled substances or habitual excessive use of alcohol; (v) the NEO’s commission of a material act of theft, dishonesty, fraud or embezzlement of any goods or property of ours or any of our affiliates; (vi) the NEO’s engaging in or having been found liable for or guilty of any discrimination or sexual harassment with respect to employees, customers or vendors of ours or any of our affiliates; (vii) the NEO’s appropriation (or attempted appropriation) of a business opportunity of ours or any of our affiliates; (viii) any intentional misconduct by the NEO that causes us or any of our affiliates substantial public disgrace, disrepute or economic harm; or (ix) any breach of the restrictive covenants in the employment agreement. With respect to clauses (i), (ii) and (ix), a determination of Cause will be subject to standard notice and cure provisions.
“Disability” generally means the NEO becoming physically or mentally incapacitated and unable for period of six consecutive months or for an aggregate of nine months in any 12-consecutive month period to perform the NEO’s duties.
“Good Reason” generally means (i) a material diminution in the NEO’s position, authority or duties; (ii) a material reduction in the NEO’s Base Salary; (iii) the relocation of the NEO’s job location outside Los Angeles County (or for Mr. Simpson, by more than 50 miles); or (iv) our material breach of the terms of the employment agreement, in each case, subject to standard notice and cure provisions.
2021 Equity incentive plan
In advance of the offering, we expect to adopt the Thomas James Homes, Inc. 2021 Equity Incentive Plan (the “2021 Plan”). The purpose of the 2021 Plan is to promote and closely align the interests of our employees, officers, non-employee directors and other service providers and our stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the 2021 Plan are to attract and retain the best available personnel for positions of substantial responsibility and to motivate participants to optimize our profitability and growth through incentives that are consistent with our goals and that link the personal interests of participants to those of our stockholders. The 2021 Plan will allow for the grant of stock options, both incentive stock options and “non-qualified” stock options; stock appreciation rights (SARs), alone or in conjunction with other awards; restricted stock and restricted stock units (RSUs); incentive bonuses, which may be paid in cash, stock or a combination thereof; and other stock-based awards. We refer to these collectively herein as Awards.
The following description of the 2021 Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2021 Plan, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Stockholders and potential investors are urged to read the 2021 Plan in its entirety. Any capitalized terms which are used in this summary description but not defined here or elsewhere in this prospectus have the meanings assigned to them in the 2021 Plan.
Administration
The 2021 Plan will be administered by our compensation committee, or such other committee designated by our board of directors to administer the plan, which we refer to herein as the Administrator. The Administrator will have broad authority, subject to the provisions of the 2021 Plan, to administer and interpret the 2021 Plan and Awards granted thereunder. All decisions and actions of the Administrator will be final.
Stock subject to 2021 plan
The maximum number of shares of Class A common stock that may be issued under the 2021 Plan will not exceed     shares (the “Share Pool”), subject to certain adjustments in the event of a change in our capitalization. Shares of Class A common stock issued under the 2021 Plan may be either authorized and unissued shares or previously issued shares acquired by us. On termination or expiration of an Award under the 2021 Plan, in whole or in part, the number of shares of Class A common stock subject to such Award but not issued thereunder or that are otherwise forfeited will again become available for grant under the 2021 Plan. Additionally, shares retained or withheld in payment of any exercise price, purchase price or tax withholding obligation of an Award will again become available for grant under the 2021 Plan.

Limits on non-employee director compensation
Under the 2021 Plan, the aggregate dollar value of all cash and equity-based compensation (whether granted under the Plan or otherwise) to our non-employee directors for services in such capacity shall not exceed $     during any calendar year. However, during the calendar year in which a non-employee director first joins our Board or during any calendar year in which a non-employee director serves as chairman or lead director, such aggregate limit shall instead be $    .
Types of awards
Stock options. All stock options granted under the 2021 Plan will be evidenced by a written agreement with the participant, which provides, among other things, whether the option is intended to be an incentive stock option or a non-qualified stock option, the number of shares subject to the option, the exercise price, exercisability (or vesting), the term of the option, which may not generally exceed ten years, and other terms and conditions. Subject to the express provisions of the 2021 Plan, options generally may be exercised over such period, in installments or otherwise, as the Administrator may determine. The exercise price for any stock option granted may not generally be less than the fair market value of the Class A common stock subject to that option on the grant date. The exercise price may be paid in cash or such other method as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares or withholding of shares deliverable upon exercise. Other than in connection with a change in our capitalization, we will not, without stockholder approval, reduce the exercise price of a previously awarded option, and at any time when the exercise price of a previously awarded option is above the fair market value of a share of Class A common stock, we will not, without stockholder approval, cancel and re-grant or exchange such option for cash or a new Award with a lower (or no) exercise price.
Stock Appreciation Rights or SARs. SARs may be granted alone or in conjunction with all or part of a stock option. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the Class A common stock at the time of exercise exceeds the exercise price of the SAR. This amount is payable in Class A common stock, cash, restricted stock or a combination thereof, at the Administrator’s discretion.
Restricted stock and RSUs. Awards of restricted stock consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of cash or stock to the participant only after specified conditions are satisfied. The Administrator will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.
Incentive bonuses. Each incentive bonus will confer upon the participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a specified performance period. The Administrator will establish the performance criteria and level of achievement versus these criteria that will determine the threshold, target and maximum amount payable under an incentive bonus, which criteria may be based on financial performance and/or personal performance evaluations. Payment of the amount due under an incentive bonus may be made in cash or shares, as determined by the Administrator.
Other stock-based awards. Other stock-based awards are Awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of stock.
Performance Criteria. The Administrator may specify certain performance criteria which must be satisfied before Awards will be granted or will vest. The performance goals may vary from participant to participant, group to group and period to period.
Transferability
Awards generally may not be sold, transferred for value, pledged, assigned or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each option or SAR may be exercisable only by the participant during his or her lifetime.
Amendment and termination
Our board of directors has the right to amend, alter, suspend or terminate the 2021 Plan at any time, provided certain enumerated material amendments may not be made without stockholder approval. No amendment or alteration to the 2021 Plan or an Award or Award agreement will be made that would materially impair the rights of the holder, without such holder’s consent; however, no consent will be required if the Administrator determines in its sole discretion and prior to the date of any change in control that such amendment or alteration either is required or advisable in order for us, the 2021 Plan or such Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated. The 2021 Plan is expected to be adopted by our board of directors and our sole stockholder in connection with this offering and will automatically terminate as to the grant of future awards, unless earlier terminated by our board of directors, ten years after such approval by our board of directors.
2021 Employee stock purchase plan
In advance of the offering, we expect to adopt the Thomas James Homes, Inc. 2021 Employee Stock Purchase Plan (the “ESPP”). The purpose of the ESPP is to encourage and enable our eligible employees to acquire a proprietary interest in us through the ownership of our Class A common stock. A maximum of     shares of Class A common stock may be purchased under the ESPP. The ESPP, and the rights of participants to make purchases thereunder, is not intended to qualify under the provisions of Sections 421 and 423 of the Code.
The following description of the ESPP is not intended to be complete and is qualified in its entirety by the complete text of the ESPP, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Stockholders and potential investors are urged to read the ESPP in its entirety. Any capitalized terms which are used in this summary description but not defined here or elsewhere in this prospectus have the meanings assigned to them in the ESPP.
Administration
The ESPP will be administered by our compensation committee or another committee designated by our board of directors to administer the plan, which we refer to herein as the ESPP Administrator. All questions of interpretation of the ESPP are determined by the ESPP Administrator, whose decisions are final and binding upon all participants. The ESPP Administrator may delegate its responsibilities under the ESPP to one or more other persons.
Eligibility; Participation
Each employee will be eligible to participate in the ESPP. It is expected that offering periods will last for months, unless otherwise determined by the ESPP Administrator.
An eligible employee may begin participating in the ESPP effective at the beginning of an offering period. Once enrolled in the ESPP, a participant is able to purchase our common shares with payroll deductions at the end of the applicable offering period. Once an offering period is over, a participant is automatically enrolled in the next offering period unless the participant chooses to withdraw from the ESPP.
Purchase price
The price per share at which shares are purchased under the ESPP is determined by the ESPP Administrator, but in no event will be less than 85% of the fair market value of the Class A common stock on the first or the last day of the offering period, whichever is lower. A participant may designate payroll deductions to be used to purchase shares equal to at least $     and a maximum of the percentage of the participant's compensation set by the ESPP Administrator (which rate may be changed from time to time, but in no event shall be greater than   %). A participant may only change the percentage of compensation that is deducted to purchase shares under the ESPP (other than to withdraw entirely from the ESPP) effective at the beginning of an offering period. At the end of each offering period, unless the participant has withdrawn from the ESPP, payroll deductions are applied automatically to purchase common shares at the price described above. The number of shares purchased is determined by dividing the payroll deductions by the applicable purchase price.
Adjustments
In the event of any reorganizations, recapitalizations, stock splits, reverse stock splits, stock dividends, extraordinary dividends or distributions or similar events, the ESPP Administrator will appropriately adjust the number and class of shares available under the ESPP, any outstanding purchase rights and the applicable purchase price of such shares.

Limitations on participation
A participant is also not permitted to purchase Class A common stock with a fair market value in excess of $     in any one calendar year (or more than     shares in any purchase period). A participant does not have the rights of a shareholder until the shares are actually issued to the participant.
Transferability
Rights to purchase Class A common stock under the ESPP may not be transferred by a participant and may be exercised during a participant's lifetime only by the participant.
Amendment and termination
The ESPP will become effective when it is approved by our sole stockholder prior to the completion of the offering described herein in accordance with applicable law. Our board of directors may amend, alter or discontinue the ESPP in any respect at any time; however, stockholder approval is required for any amendment that would increase the number of shares reserved under the ESPP other than pursuant to an adjustment as provided in the ESPP or materially change the eligibility requirements to participate in the ESPP.
Director compensation
During the 2020 Fiscal Year, none of our director received compensation for their service on our board of directors. In connection with this offering, we expect to adopt a director compensation program pursuant to which we expect to pay a combination of cash retainers and equity awards to each of our non-employee directors for his or her services on our board of directors. We also expect that the director compensation program will provide each director with reimbursement for reasonable travel and miscellaneous expenses incurred in attending meetings and activities of our board of directors and its committees.

Principal stockholders
The following table presents information concerning the beneficial ownership of the shares of our Class A common stock and Class B common stock as of the date of this prospectus by (1) each person known to us to beneficially own more than 5% of the outstanding shares of our Class A common stock or our Class B common stock, (2) each of our directors, director nominees and named executive officers and (3) all of our directors and executive officers as a group. This beneficial ownership information is presented after giving effect to the Reorganization and both before and after the issuance of Class A common stock in this offering (with and without the underwriters exercising their option to purchase additional Class A common stock in full). The table does not reflect any shares of our Class A common stock that may be purchased through the directed share program, as described under “Underwriting—Directed Share Program.”
The number of shares of Class A common stock listed in the table below represents shares of Class A common stock directly owned, and assumes no exchange of Class B units for Class A common stock. As described in “Organizational Structure” and “Certain Relationships and Related Person Transactions—Proposed Transactions with Thomas James Homes—TJH Opco LLC Agreement,” each Class B stockholder will be entitled to have their Class B units exchanged for Class A common stock on a one-for-one basis, or, at our election, for cash. When Class B units are exchanged for a corresponding number of shares of our Class A common stock or, at our election, for cash, it will decrease the aggregate voting power of our Class B stockholders. After a Class B unit is surrendered for exchange, it will not be available for reissuance.
Beneficial ownership is determined under the rules and regulations of the SEC and generally includes sole or shared voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Shares of common stock subject to options and warrants that are exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address of each beneficial owner listed below is c/o Thomas James Homes, Inc., 26880 Aliso Viejo Parkway, Suite 100, Aliso Viejo, CA 92656.
	Before the Offering			After the Offering if Underwriters’ Option is Not Exercised
	Class A Common Stock	Class B Common Stock	Total Voting Power	Class A Common Stock Owned	Class B Common Stock Owned	Total Voting Power
Name of Beneficial Owner	Number	Number	%	Number	Number	%
Named Executive Officers, Directors and Director Nominees:
Tommy Beadel
James Mead
Jim Simpson
Anne Lee Benedict
Jason Keller
Warren Min
Derek Smith
All executive officers and directors as a group ( persons)
Other 5% Beneficial Owners:
TJH Holdco(1)
Oaktree Direct Stockholder(1)(2)

(1)
After giving effect to the Reorganization and this offering, TJH Holdco will be a Delaware limited liability company in which to Oaktree Real Estate Opportunities Fund VII, L.P., a Cayman Islands exempted limited partnership, Beadel and certain other parties will continue to be members. See “Organizational Structure—The Reorganization.” In connection with the Reorganization and this offering, TJH Holdco will amend and restate its limited liability company operating agreement to provide, among other things, that, based on the rate of return realized by Oaktree Fund with respect to its equity in Thomas James Homes, Beadel and certain other parties’ interest in the units of TJH Opco LLC may increase, which may affect the relative ability of Oaktree Fund and Beadel to exercise various rights (including rights with respect to the election of our directors) under the Stockholder’s Agreement. See “Certain Relationships and Related Person Transactions—Proposed Transactions with Thomas James Homes—Stockholder’s Agreement.”

(2)
Oaktree Direct Stockholder is Oaktree Real Estate Opportunities Fund VII Sub-Holdings II (Delaware), L.P., a Delaware limited partnership. In the Reorganization, Oaktree Direct Stockholder will receive shares of our Class A common stock. See “Organizational Structure—The Reorganization.” Oaktree Direct Stockholder will be a party to the Stockholder’s Agreement.

Certain relationships and related person transactions
Other than compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of certain relationships and transactions since January 1, 2018, involving our directors, executive officers, beneficial owners of more than 5% of our capital stock, or entities affiliated with them.
Proposed transactions with Thomas James Homes
Thomas James Homes has had no assets or business operations since its incorporation and has not engaged in any transactions with our current directors, director nominees, executive officers or sole security holder prior to the Reorganization and this offering. In connection with the Reorganization and this offering, we will engage in certain transactions with certain of our directors, director nominees, each of our executive officers and other persons and entities who will become holders of 5% or more of our voting securities, through their ownership of our Class A and Class B common stock, upon the consummation of the Reorganization and this offering. These transactions are described in “Organizational Structure.”
The reorganization
In connection with the Reorganization, we will enter into the Tax Receivable Agreement, the TJH Opco LLC Agreement, an Exchange Agreement, a Registration Rights Agreement and a Stockholder’s Agreement, and we will acquire from TJH Opco Class A units, and from certain members of TJH Holdco Class B Units, using the proceeds of this offering, issue Class B common stock to TJH Holdco, and from time to time after this offering, allow for the exchange Class B units for shares of our Class A common stock or, at our election, for cash, on an ongoing basis.
The following are summaries of certain provisions of our related party agreements, which are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore encourage you to review the agreements in their entirety. Copies of the agreements (or forms of the agreements) have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.
Tax receivable agreement
Following this offering, the members of TJH Holdco may exchange their Class B units for shares of Thomas James Homes’ Class A common stock on a one-for-one basis or, at Thomas James Homes’ election, for cash. As a result of our initial purchase using proceeds of this offering and any subsequent exchanges, we will become entitled to a proportionate share of the existing tax basis of the assets of TJH Opco. In addition, TJH Opco will have in effect an election under Section 754 of the Code for the taxable year of the offering and each taxable year in which an exchange occurs, which is expected to result in increases to the tax basis of the tangible and intangible assets of TJH Opco which will be allocated to Thomas James Homes. These increases in tax basis are expected to increase Thomas James Homes’ depreciation and amortization deductions for tax purposes and create other tax benefits and may also decrease gains (or increase losses) on future dispositions of certain assets and therefore may reduce the amount of tax that Thomas James Homes would otherwise be required to pay.
Thomas James Homes will enter into the Tax Receivable Agreement with the Oaktree Direct Stockholder and the continuing members of TJH Holdco. The Tax Receivable Agreement will provide for payment by Thomas James Homes to the Oaktree Direct Stockholder and the continuing members of TJH Holdco of 85% of the amount of the net cash tax savings, if any, that Thomas James Homes realizes (or, under certain circumstances, is deemed to realize) as a result of increases in tax basis (and utilization of certain other tax benefits) resulting from (i) in the case of continuing members of TJH Holdco, Thomas James Homes’ acquisition of such continuing member’s TJH Opco units in connection with this offering and in future exchanges, (ii) in the case of the Oaktree Direct Stockholder, certain tax attributes of the Oaktree Blocker Entity (including net operating losses) that existed prior to this offering (and certain other tax benefits) and (iii) any payments Thomas James Homes makes under the Tax Receivable Agreement (including tax benefits related to imputed interest).
Thomas James Homes will retain the benefit of the remaining 15% of these net cash tax savings. The obligations under the Tax Receivable Agreement will be Thomas James Homes’ obligations and not obligations of TJH Holdco.

For purposes of the Tax Receivable Agreement, the benefit deemed realized by Thomas James Homes will be computed by comparing Thomas James Homes’ U.S. federal, state and local income tax liability to the amount of such U.S. federal, state and local taxes that Thomas James Homes would have been required to pay had it not been able to utilize any of the benefits subject to the Tax Receivable Agreement. The actual tax benefits realized by Thomas James Homes may differ from tax benefits calculated under the Tax Receivable Agreement as a result of the use of certain assumptions in the Tax Receivable Agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. In addition, the TJH Opco LLC Agreement provides that TJH Opco may elect to apply an allocation method with respect to certain of TJH Opco’s investment assets that are held at the time of the closing of this offering that is expected to result in the future, solely for tax purposes, in certain items of loss being specially allocated to Thomas James Homes and corresponding items of gain being specially allocated to the other members of TJH Opco.
The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or have expired, unless Thomas James Homes exercises its right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to a change in control or our breach of a material obligation thereunder), in which case, Thomas James Homes will be required to make the termination payment specified in the Tax Receivable Agreement, as specified below.
Estimating the amount and timing of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors and future events. The actual increase in tax basis and utilization of tax attributes, as well as the amount and timing of any payments under the agreement, will vary depending upon a number of factors, including:
•
the timing of purchases or future exchanges—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of TJH Opco at the time of each purchase of units from the continuing members of TJH Holdco in this offering or each future exchange;

•
the price of shares of our Class A common stock at the time of the purchase or exchange—the tax basis increase in the assets of TJH Opco is directly related to the price of shares of our Class A common stock at the time of the purchase or exchange;

•
the extent to which such purchases or exchanges are taxable—if the purchase of units from the continuing members of TJH Holdco in connection with this offering or any future exchange is not taxable for any reason, increased tax deductions will not be available;

•	the amount of the exchanging unitholder’s tax basis in its units at the time of the relevant exchange;
•
the amount, timing and character of Thomas James Homes’ income—we expect that the Tax Receivable Agreement will require Thomas James Homes to pay 85% of the net cash tax savings with respect to certain tax attributes described above as and when deemed realized. If Thomas James Homes does not have taxable income during a taxable year, Thomas James Homes generally will not be required (absent a change in control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no benefit will have been realized. However, any tax benefits that do not result in net cash tax savings in a given tax year may generate tax attributes that may be used to generate net cash tax savings in previous or future taxable years. The use of any such tax attributes will generate net cash tax savings that will result in payments under the Tax Receivable Agreement; and

•	U.S. federal, state and local tax rates in effect at the time that we realize the relevant tax benefits.
In addition, the amount of each continuing member’s tax basis in its TJH Opco units at the time of the purchase or exchange, the depreciation and amortization periods that apply to the increases in tax basis, the timing and amount of any earlier payments that Thomas James Homes may have made under the Tax Receivable Agreement and the portion of Thomas James Homes’ payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis are also relevant factors.
Thomas James Homes will have the right to terminate the Tax Receivable Agreement, in whole or in part, at any time. Each Tax Receivable Agreement will provide that if (i) Thomas James Homes exercises its right to early termination of the Tax Receivable Agreement in whole (that is, with respect to all benefits due to all beneficiaries under the Tax Receivable Agreement) or in part (that is, with respect to all benefits due to certain beneficiaries under the Tax Receivable Agreement), (ii) Thomas James Homes experiences certain changes in control, (iii) the Tax Receivable Agreement is rejected in certain bankruptcy proceedings, (iv) Thomas James Homes fails (subject to certain exceptions) to make a payment under the Tax Receivable Agreement within three months after the due date or (v) Thomas James Homes materially breaches its obligations under the Tax Receivable Agreement, Thomas James Homes will be obligated to make an early termination payment to the beneficiaries under the Tax Receivable Agreement equal to the present value of all payments that would be required to be paid by Thomas James Homes under the Tax Receivable Agreement. The amount of such payments will be determined on the basis of certain assumptions in the Tax Receivable Agreement, including (i) the assumption that Thomas James Homes would have enough taxable income to fully utilize the tax benefit resulting from the tax assets which are the subject of the Tax Receivable Agreement, (ii) the assumption that any non-amortizable assets are deemed to be disposed of in a fully taxable transaction on the fifteenth anniversary of the earlier of the basis adjustment and the early termination date; (iii) the assumption that U.S. federal, state and local tax rates will be the same as in effect on the early termination date, unless scheduled to change; and (iv) the assumption that any units (other than those held by Thomas James Homes) outstanding on the termination date are deemed to be exchanged for an amount equal to the market value of the corresponding number of shares of Class A common stock on the termination date. The amount of the early termination payment is determined by discounting the present value of all payments that would be required to be paid by Thomas James Homes under the Tax Receivable Agreement at a rate equal to the lesser of (x)     , and (y) LIBOR plus      basis points.
The payments that we will be required to make under the Tax Receivable Agreement may be substantial. Based on certain assumptions, including no material changes in the relevant tax law and that Thomas James Homes earns sufficient taxable income to realize the full tax benefits that are the subject of the Tax Receivable Agreement, we expect that future payments to the continuing members of TJH Holdco in respect of the Reorganization and the initial public offering will equal $      million in the aggregate, although the actual future payments to the continuing members of TJH Holdco will vary based on the factors discussed above, and estimating the amount of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors and future events.
See “Risk Factors—Risks Relating to Our Organizational Structure and Tax Matters—In certain circumstances, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual tax benefits, if any, that we actually realize.”
Decisions made in the course of running our business, such as with respect to mergers and other forms of business combinations that constitute changes in control, may influence the timing and amount of payments we make under the Tax Receivable Agreement in a manner that does not correspond to our use of the corresponding tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.
Payments are generally due under the Tax Receivable Agreement within a specified period of time following the filing of Thomas James Homes’ tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR plus      basis points from the due date (without extensions) of such tax return. Late payments generally accrue interest at a rate of LIBOR plus      basis points. Because of our structure, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of TJH Opco to make distributions to us. The ability of TJH Opco to make such distributions will be subject to, among other things, restrictions in the agreements governing our debt. If we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine. Although we are not aware of any material issue that would cause the IRS to challenge a tax basis increase, Thomas James Homes will not, in the event of a successful challenge, be reimbursed for any payments previously made under the Tax Receivable Agreement (although Thomas James Homes would reduce future amounts otherwise payable to a holder of rights under the Tax Receivable Agreement to the extent such holder has received excess payments). No assurance can be given that the IRS will agree with our tax reporting positions, including the allocation of value among our assets. In addition, the required final and binding determination that a holder of rights under the Tax Receivable Agreement has received excess payments may not be made for a number of years following commencement of any challenge, and Thomas James Homes will not be permitted to reduce its payments under the Tax Receivable Agreement until there has been a final and binding determination, by which time sufficient subsequent payments under the Tax Receivable Agreement may not be available to offset prior payments for disallowed benefits. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement significantly in excess of the benefit that Thomas James Homes actually realizes in respect of the increases in tax basis (and utilization of certain other tax benefits) resulting from (i) in the case of continuing members of TJH Holdco, (x) Thomas James Homes’ acquisition of TJH Opco units in connection with this offering and (y) Thomas James Homes’ acquisition of TJH Opco units from continuing members of TJH Holdco in future exchanges, (ii) in the case of the Oaktree Direct Stockholder, certain tax attributes of the Oaktree Blocker Entity (including net operating losses) that existed prior to this offering (and certain other tax benefits) and (Iii) any payments Thomas James Homes makes under the Tax Receivable Agreement. Thomas James Homes may not be able to recoup those payments, which could adversely affect Thomas James Homes’ financial condition and liquidity.
TJH Opco LLC agreement
In connection with this offering and the Reorganization, the members of TJH Opco will amend and restate the TJH Opco LLC Agreement. In its capacity as the sole managing member, Thomas James Homes will control all of TJH Opco’s business and affairs. Thomas James Homes will hold all of the Class A units of TJH Opco. Holders of Class A units and Class B units will generally be entitled to one vote per unit with respect to all matters as to which members are entitled to vote under the TJH Opco LLC Agreement. Class A units and Class B units will have the same economic rights per unit.
Following the offering, any time Thomas James Homes issues a share of Class A common stock for cash, the net proceeds received by Thomas James Homes will be promptly used to acquire a Class A unit unless used to settle an exchange of a Class B unit for cash. Any time Thomas James Homes issues a share of Class A common stock upon an exchange of a Class B unit or settles such an exchange for cash, as described below, Thomas James Homes will contribute the exchanged unit to TJH Opco and TJH Opco will issue to Thomas James Homes a Class A unit. If Thomas James Homes issues other classes or series of equity securities, TJH Opco will issue to Thomas James Homes an equal amount of equity securities of TJH Opco with designations, preferences and other rights and terms that are substantially the same as Thomas James Homes’ newly issued equity securities. Conversely, if Thomas James Homes retires any shares of Class A common stock (or equity securities of other classes or series) for cash, TJH Opco will, immediately prior to such retirement, redeem an equal number of Class A units (or its equity securities of the corresponding classes or series) held by Thomas James Homes, upon the same terms and for the same price, as the shares of Thomas James Homes’ Class A common stock (or equity securities of such other classes or series) are retired. In addition, membership units of TJH Opco, as well as our common stock, will be subject to equivalent stock splits, dividends, reclassifications and other subdivisions.
Thomas James Homes will have the right to determine when distributions will be made to holders of units and the amount of any such distributions, other than with respect to tax distributions as described below. If a distribution is authorized, except as described below, such distribution will be made to the holders of Class A units and Class B units on a pro rata basis in accordance with the number of units held by such holder.
The holders of units, including Thomas James Homes, will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of TJH Opco. Net profits and net losses of TJH Opco will generally be allocated to holders of units (including Thomas James Homes) on a pro rata basis in accordance with the number of units held by such holder; however, under applicable tax rules, TJH Opco will be required to allocate net taxable income disproportionately to its members in certain circumstances. The TJH Opco LLC Agreement will provide for quarterly cash distributions, which we refer to as “tax distributions,” to the holders of the units generally equal to the taxable income allocated to each holder of units (with certain adjustments) multiplied by an assumed tax rate. Generally, these tax distributions will be computed based on our estimate of the net taxable income of TJH Opco allocable per unit (based on the member which is allocated the largest amount of taxable income on a per unit basis) multiplied by an assumed tax rate equal to the highest combined U.S. federal and applicable state and local tax rate applicable to any natural person residing in, or corporation doing business in Los Angeles, California that is taxable on that income (taking into account certain other assumptions, and subject to adjustment to the extent that state and local taxes are deductible for U.S. federal income tax purposes). The TJH Opco LLC Agreement will generally require tax distributions to be pro rata based on the ownership of TJH Opco units, however, if the amount of tax distributions to be made exceeds the amount of funds available for distribution, Thomas James Homes shall receive a tax distribution calculated using the corporate tax rate, before the other members receive any distribution and the balance, if any, of funds available for distribution shall be distributed first to the other members pro rata in accordance with their assumed tax liabilities (also using the corporate tax rate), and then to all members (including Thomas James Homes) pro rata until each member receives the full amount of its tax distribution using the individual tax rate. TJH Opco will also make non-pro rata payments to Thomas James Homes to reimburse it for corporate and other overhead expenses (which payments from TJH Opco will not be treated as distributions under the TJH Opco LLC Agreement). Notwithstanding the foregoing, no distribution will be made pursuant to the TJH Opco LLC Agreement to any unitholder if such distribution would violate applicable law or result in TJH Opco or any of its subsidiaries being in default under any material agreement governing indebtedness.
The TJH Opco LLC Agreement provides that TJH Opco may elect to apply an allocation method with respect to certain of its investment assets that are held at the time of the closing of this offering that is expected to result in the future, solely for tax purposes, in certain items of loss being specially allocated to us and corresponding items of gain being specially allocated to the other members of TJH Opco. In conjunction herewith, the Tax Receivable Agreement provides that Thomas James Homes will pay over to the Oaktree Direct Stockholder and the continuing members of TJH Holdco 85% of the net tax savings to Thomas James Homes attributable to those tax losses.
The TJH Opco LLC Agreement is expected to provide that it may generally be amended, supplemented, waived or modified by Thomas James Homes in its sole discretion without the approval of any other holder of units, except that no amendment can adversely affect the rights of a holder of any class of units without the consent of holders of a majority of the units of such class.
The TJH Opco LLC Agreement will also entitle certain continuing members (and certain permitted transferees thereof) to exchange their Class B units for shares of Class A common stock on a one-for-one basis or, at our election, for cash.
The TJH Opco LLC Agreement will permit the Class B unitholders to exercise their exchange rights subject to certain timing and other conditions. The TJH Opco LLC Agreement will provide that an owner will not have the right to exchange Class B units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with our company, TJH Opco or any of our or its subsidiaries, respectively, to which TJH Opco unitholder is subject. We intend to impose additional restrictions on exchanges that we determine to be necessary or advisable so that TJH Opco is not treated as a “publicly traded partnership” for U.S. federal income tax purposes.
The TJH Opco LLC Agreement also provides for mandatory exchanges under certain circumstances, including upon any transfer of membership units to a person other than in a qualified transfer (as defined therein), in the case of violation of the transfer provisions of the LLC Agreement and if the number of units outstanding (other than those held by Thomas James Homes) is less than a minimum percentage.
When a Class B unit is surrendered for exchange, it will not be available for reissuance.
Exchange agreement
In connection with the completion of this offering, we intend to enter into an Exchange Agreement with TJH Holdco. We intend to describe the material terms of this agreement in a subsequent pre-effective amendment to the registration statement of which this prospectus forms a part.
Registration rights agreement
In connection with the completion of this offering, we intend to enter into a Registration Rights Agreement with TJH Holdco, the Oaktree Direct Stockholder and certain other unitholders of TJH Holdco. This agreement will provide these holders with certain registration rights whereby, at any time following the lockup restrictions described in this prospectus, they will have the right to require us to register under the Securities Act the shares of Class A common stock issuable upon exchange of Class B units. The Registration Rights Agreement will also provide for piggyback registration rights for the holders party thereto, subject to certain conditions and exceptions.

Stockholder’s agreement
In connection with the completion of this offering, we intend to enter into a Stockholder’s Agreement with TJH Holdco, the Oaktree Direct Stockholder and certain other unitholders of TJH Holdco. We intend to describe the material terms of this agreement in a subsequent pre-effective amendment to the registration statement of which this prospectus forms a part.
Limitations on liability and executive officer and director indemnification agreements
Our directors and officers will not be personally liable for our debts, obligations or liabilities, whether that liability or obligation arises in contract, tort or otherwise, solely by reason of being a director or an officer of us. In addition, our amended and restated bylaws require us to indemnify our executive officers and directors to the fullest extent permitted by law, subject to limited exceptions. We have entered into indemnification agreements with each of our executive officers and directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Review and approval of related person transactions
We have implemented a written policy pursuant to which the audit committee will review and approve transactions with our directors, officers and holders of more than 5% of our voting securities and their affiliates. Prior to approving any transaction with a related party, the audit committee will consider the material facts as to the related party’s relationship with us or interest in the transaction. Related person transactions will not be approved unless the audit committee has approved of the transaction. We did not have a formal review and approval policy for related person transactions at the time of any transaction described above.

Description of capital stock
The following is a summary of the material provisions of our capital stock, as well as other material terms of our amended and restated certificate of incorporation and our amended and restated bylaws, each of which as will be in effect as of the completion of this offering. This summary does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and our amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.
General
Upon the completion of this offering, our authorized capital stock will consist of     shares of Class A common stock, $0.001 par value per share,     shares of Class B common stock, $0.001 par value per share, and     shares of “blank check” preferred stock, $0.001 par value per share.
Common stock
We have two classes of common stock: Class A and Class B. Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as provided in our amended and restated certificate of incorporation or as otherwise required by applicable law. Pursuant to our amended and restated certificate of incorporation, we may not amend, alter, repeal or waive the provisions of our amended and restated certificate of incorporation that relate to the terms of our capital stock without the approval of the holders of a majority of the then outstanding shares of our Class B common stock, voting as a class. Holders of the Class A common stock and Class B common stock, as the case may be, would also have a separate class vote if we subdivide, combine or reclassify shares of the other class without concurrently subdividing, combining or reclassifying shares of such class in a proportional manner. Pursuant to the DGCL, the holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the par value of the shares of such class or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. Following the completion of this offering and the Reorganization, TJH Holdco will hold all of the shares of our outstanding Class B common stock.
Class A common stock
Voting. Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Stockholders do not have the ability to cumulate votes for the election of directors.
Dividends. Holders of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.
Dissolution and Liquidation. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.
No Preemptive Rights. Holders of our Class A common stock do not have preemptive, subscription, redemption or conversion rights.
Issuance of Additional Class A Common Stock. We may issue additional shares of Class A common stock from time to time, subject to applicable provisions of our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law. We are obligated to issue Class A common stock (subject to the transfer and exchange restrictions set forth in the TJH Opco LLC Agreement) to Class B unitholders who exchange their Class B units of TJH Opco for shares of our Class A common stock on a one-for-one basis (unless we elect to satisfy such exchange for cash). When a Class B unit is exchanged for a share of our Class A common stock, the corresponding share of our Class B common stock will automatically be retired.

Class B common stock
Voting. The Class B common stock entitles (x) TJH Holdco, following the closing of this offering without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to the aggregate number of Class B units less the aggregate number of such Class B units that, after the IPO date, have been transferred to our company, are forfeited in accordance with agreements governing unvested Class B units or are held by a holder other than TJH Holdco together with a share of Class B common stock (or fraction thereof) and (y) any other future holder of Class B common stock, without regard to the number of shares of Class B common stock held by such other holder, to a number of votes that is equal to the number of Class B units held by such other holder. If at any time the ratio at which Class B units are exchangeable for shares of our Class A common stock changes from one-for-one, for example, as a result of conversion rate adjustments for stock splits, stock dividends or reclassifications, the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. Holders of shares of our Class B common stock vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.
Dividends. Holders of our Class B common stock are not entitled to dividends in respect of their shares of Class B common stock.
Dissolution and Liquidation. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, the holders of our Class B common stock will not be entitled to receive any distributions.
No Preemptive Rights. Holders of our Class B common stock do not have preemptive, subscription, redemption or conversion rights. The Class B common stock is subject to automatic retirement upon an exchange of a Class B unit of TJH Opco for a share of Class A common stock.
Issuance of Additional Class B Common Stock. We may in the future issue shares of Class B common stock to one or more new or existing members of TJH Holdco to whom Class B units are also issued, for example in connection with the contribution of assets to us or TJH Holdco by such member. Accordingly, as a holder of both Class B units and Class B common stock, any such holder of Class B common stock would be entitled to a number of votes equal to the number of Class B units held by it.
Preferred stock
Our amended and restated certificate of incorporation will provide that our board of directors has the authority, without further action by the stockholders, to issue up to     shares of preferred stock. Our board of directors will be able to issue preferred stock in one or more series and determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon our preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. Issuances of preferred stock could adversely affect the voting power of holders of our common stock and reduce the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. Any issuance of preferred stock could also have the effect of decreasing the market price of our common stock and could delay, deter or prevent a change in control of our company. Our board of directors does not presently have any plans to issue shares of preferred stock.
Limitations on directors’ liability
Our governing documents will limit the liability of, and require us to indemnify, our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breaches of directors’ fiduciary duties as directors. This limitation is generally unavailable for acts or omissions by a director which (i) were not in good faith, (ii) were the result of intentional misconduct or a knowing violation of law, (iii) the director derived an improper personal benefit from (such as a financial profit or other advantage to which the director was not legally entitled) or (iv) breached the director’s duty of loyalty. The DGCL also prohibits limitations on director liability under Section 174 of the DGCL, which relates to certain unlawful dividend declarations and stock repurchases. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that eliminate, to the extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers and certain employees for certain liabilities. We maintain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers.
There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is being sought.
Exclusive forum clause
Our amended and restated certificate of incorporation will provide that, unless we select or consent in writing to the selection of another forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court or a federal court located within the State of Delaware) shall be the exclusive forum for any “internal corporate claims,” as defined in our amended and restated certificate of incorporation. It is possible that a court could find our exclusive forum provision to be inapplicable or unenforceable. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. In addition, our amended and restated certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. This forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act.
Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. See the section entitled “Risk Factors.”
Delaware takeover statute
In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation’s voting stock. Although we will opt out of Section 203, our amended and restated certificate of incorporation will include a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. Such restrictions, however, will not apply to any business combination between Oaktree Fund, Beadel, any direct or indirect equity holder of Oaktree Fund or Beadel, or any person that acquires (other than in connection with a registered public offering) our voting stock from Oaktree Fund or Beadel, or any of their affiliates or successors or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act and who is designated in writing by Oaktree Fund or Beadel, as a “Permitted Transferee,” on the one hand, and us, on the other. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
Provisions of our certificate of incorporation and bylaws to be adopted and Delaware law that may have an anti-takeover effect
Provisions of the DGCL and our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire our company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of our board of directors to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of our common stock.
Classified board of directors
Our amended and restated certificate of incorporation will provide that our board of directors will initially be divided into three classes of directors, with the classes to be as nearly equal in number as possible, designated Class I, Class II and Class III. Class I directors shall initially serve until the first annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation; Class II directors shall initially serve until the second annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation; and Class III directors shall initially serve until the third annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation. Commencing with the first annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation, directors of each class the term of which shall then expire shall be elected to hold office for a three-year term. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Commencing with the fourth annual meeting of stockholders following such time when Oaktree Fund and Beadel beneficially own, in the aggregate, less than 50% of the combined voting power of the outstanding common stock, directors of each class the term of which is scheduled to expire at such annual meeting shall be elected to hold office for a one-year term. Our amended and restated certificate of incorporation will provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.
Removal of directors; vacancies
Our amended and restated certificate of incorporation will provide that any director may only be removed for cause and, until the fourth annual meeting of stockholders following such time when Oaktree Fund and Beadel beneficially own, in the aggregate, less than 50% of the combined voting power of the outstanding common stock, only upon the affirmative vote of at least 66 2/3% of the voting power of our outstanding common stock at any time when Oaktree Fund and Beadel beneficially own, in the aggregate, less than 50% of the combined voting power of the outstanding common stock . Each director is to hold office until the next election of the class for which such director shall have been chosen and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships on the board of directors may be filled at any time by the remaining directors, whether resulting from an increase in the number of directors or the death, removal or resignation of a director.
No cumulative voting
The DGCL provides that a stockholder’s right to vote cumulatively in the election of directors does not exist unless the certificate of incorporation specifically provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.
Requirements for advance notification of stockholder meetings, nominations and proposals
Our amended and restated bylaws will provide that special meetings of the stockholders may be called only by or at the direction of the board of directors. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.
Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as director. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with such advance notice procedures and provide us with certain information. Our amended and restated bylaws will allow the chairperson of the meeting of stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if such rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.
Supermajority voting for amendments to our governing documents
Our amended and restated certificate of incorporation will require that, until the fourth annual meeting of stockholders following such time when Oaktree Fund and Beadel beneficially own, in the aggregate, less than 50% of the combined voting power of our outstanding common stock, the amendment to certain provisions of our amended and restated certificate of incorporation and any stockholders amendment to our bylaws will require the affirmative vote of at least 66 2/3% of the voting power of our outstanding common stock at any time when Oaktree Fund and Beadel beneficially own, in the aggregate, shares representing less than 50% of the combined voting power of our outstanding common stock. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the board of directors is expressly authorized to adopt, amend or repeal our bylaws.
Supermajority merger approval requirement
Our amended and restated certificate of incorporation will require that, until the fourth annual meeting of stockholders following such time when Oaktree Fund and Beadel beneficially own, in the aggregate, less than 50% of the combined voting power of the outstanding common stock, at any time when Oaktree Fund and Beadel beneficially own, in the aggregate, shares representing less than 50% of the combined voting power of our outstanding common stock, we will not effect any merger or consolidation with any other entity without the affirmative vote of the affirmative vote of at least 66 2/3% of the voting power of our common stock then outstanding.
Stockholder action by written consent
The DGCL permits any action required to be taken at any annual or special meeting of the stockholders to be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws will preclude stockholder action by written consent, except for so long as Oaktree Fund and Beadel beneficially own, in the aggregate, in excess of 50% of the combined voting power of our outstanding common stock.
Authorized but unissued shares
Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. The DGCL does not require stockholder approval for any issuance of authorized shares. However, the applicable stock exchange listing requirements require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. No assurances can be given that our shares will remain so listed. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. As discussed above, our board of directors has the ability to issue preferred stock with voting rights or other preferences, without stockholder approval. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.
Limitations on liability and indemnification of officers and directors
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the settlement costs and damage awards against directors and officers pursuant to these indemnification provisions.

Registration rights agreement
For a description of registration rights with respect to TJH Holdco, the Oaktree Direct Stockholder and certain other unitholders of TJH Holdco, see “Certain Relationships and Related Person Transactions—Proposed Transactions with Thomas James Homes—Registration Rights Agreement.”
Transfer agent and registrar
The Transfer Agent and Registrar for our Class A common stock is Broadridge Corporate Issuer Solutions, Inc.
Listing
We intend to apply to list our Class A common stock on     under the symbol “TJH.”

Shares eligible for future sale
Prior to this offering, there has been no public market for our Class A common stock. Immediately following the completion of the offering, we will have an aggregate of     shares of Class A common stock outstanding (or     shares of Class A common stock if the underwriters exercise their option to purchase additional shares in full). Of the outstanding shares, the     shares sold in this offering (or     shares of Class A common stock if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as that term is defined in Rule 144 of the Securities Act, may generally be sold only in compliance with the limitations described below. In addition, following this offering, shares of Class A common stock issuable pursuant to awards granted under our 2021 Equity Incentive Plan that will be covered by a registration statement on Form S-8 will be freely tradable in the public market, subject to certain contractual and legal restrictions described below.
In addition, upon the completion of this offering, TJH Holdco will own     Class B units of TJH Opco. Pursuant to the terms of our amended and restated certificate of incorporation and the TJH Opco LLC Agreement, holders of Class B units of TJH Opco may from time to time exchange such Class B units for shares of our Class A common stock on a one-for-one basis, subject to exchange timing and volume limitations and customary conversion rate adjustments for stock splits, stock dividends and reclassifications.
We cannot predict what effect, if any, the sales of shares of our Class A common stock from time to time or the availability of shares of our Class A common stock for future sale may have on the market price of our Class A common stock. Sales of substantial amounts of Class A common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our Class A common stock and could impair our future ability to raise capital through an offering of equity securities or otherwise. See “Risk Factors.”
Lock-up agreements
We, our officers and directors and the holders of substantially all of our equity securities will be subject to lock-up agreements with the underwriters that will restrict the sale of shares of our common stock held by them for 180 days after the date of this prospectus, subject to certain exceptions, as described in the section entitled “Underwriting.”
Sales of restricted securities
Other than the shares sold in this offering, all of the remaining shares of our Class A common stock outstanding following the completion of this offering or issuable upon exchange for Class B units of TJH Opco will be available for sale, subject to the lock-up agreements described above, after the date of this prospectus in registered sales or pursuant to Rule 144 or another exemption from registration. Restricted shares may be sold in the public market only if they are registered or if they qualify for an exemption from registration, including under Rule 144 promulgated under the Securities Act, which is summarized below.
In general, under Rule 144, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our Class A common stock beneficially owned thereby for at least one year without regard to the volume limitations summarized below. However, such non-affiliate need only have beneficially owned such shares to be sold for at least six months if we have been subject to the reporting requirements of the Exchange Act for at least 90 days at the time of such sale and there is adequate current public information about us available. In either case, a non-affiliate may include the holding period of any prior owner other than an affiliate of ours. Under applicable SEC guidance, we believe that for purposes of Rule 144 the holding period for shares of Class A common stock issued in exchange for Class B units of TJH Opco will generally include the holding period in the corresponding Class B units exchanged.
Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our Class A common stock for at least six months, including the holding period of any prior owner other than one of our affiliates and the holding period for Class B units of TJH Opco exchanged for shares of Class A common stock, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of our Class A common stock then-outstanding, which will equal approximately     shares immediately after the completion of this offering; and (ii) the average weekly trading volume in our Class A common stock on the applicable stock exchange during the four calendar weeks preceding the date of filing of a

Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale. Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
As a result of the provisions of Rule 144, additional shares will be available for sale in the public market upon the expiration or, if earlier, the waiver of the lock-up period provided for in the lock-up agreements, subject, in some cases, to volume limitations.
Rule 701
In general, under Rule 701 under the Securities Act, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any of our employees, directors, officers, consultants or advisors who acquired shares of common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 is entitled to sell such shares in reliance on Rule 144 but without compliance with certain of the requirements contained in Rule 144. Accordingly, subject to any applicable lock-up restrictions, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our affiliates may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our affiliates may resell those shares without compliance with minimum holding period requirements of Rule 144.
Additional registration statements
In addition,     shares of Class A common stock may be granted under our stock incentive plans. See “Executive Compensation—Thomas James Homes 2021 Equity Incentive Plan.” We intend to file one or more registration statements under the Securities Act after this offering to register up to     shares of our Class A common stock issued or reserved for issuance under the 2021 Equity Incentive Plan and any future equity incentive plans. These registration statements will become effective upon filing, and shares covered by these registration statements will be eligible for sale in the public market immediately after the effective dates of these registration statements, subject to any vesting restrictions and limitations on exercise under the applicable equity incentive plan, the lock-up agreements described in “Underwriting” and, with respect to affiliates, limitations under Rule 144.
Registration rights agreement
After this offering, and subject to the lock-up agreements, TJH Holdco, the Oaktree Direct Stockholder and certain other unitholders of TJH Holdco will be entitled to certain rights with respect to the registration of their shares of our Class A common stock issued to them upon exchange of their Class B units under the Securities Act. For more information, see “Certain Relationships and Related Person Transactions—Proposed Transactions with Thomas James Homes—Registration Rights Agreement.” After such registration, these shares of our Class A common stock will become freely tradable without restriction under the Securities Act.
Stockholder’s agreement
In connection with the completion of this offering, we will enter into a Stockholder’s Agreement with TJH Holdco, the Oaktree Direct Stockholder and certain other unitholders of TJH Holdco. For more information, see “Certain Relationships and Related Person Transactions—Proposed Transactions with Thomas James Homes—Stockholder’s Agreement.”

Material U.S. federal tax considerations for non-U.S. holders of class a common stock
The following discussion is a summary of the material U.S. federal tax consequences of an investment in our Class A common stock by a Non-U.S. Holder (as defined below). This discussion is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This discussion is limited to beneficial owners of our Class A common stock that purchased such Class A common stock in this offering for cash and that hold such Class A common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation and does not deal with any U.S. federal tax consequences other than income taxes (such as estate and gift tax consequences) or any state, local or foreign tax consequences. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their special circumstances or to taxpayers subject to special tax rules, such as, for example:
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tax consequences to holders who may be subject to special tax treatment, such as brokers and dealers in securities, currencies or commodities, banks and financial institutions, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt entities, governmental organizations, qualified foreign pension funds, traders in securities that elect to use a mark-to-market method of accounting for their securities, certain former citizens or long-term residents of the United States, “controlled foreign corporations” and “passive foreign investment companies”;

•
tax consequences to persons holding shares of our Class A common stock as part of a hedging, integrated, or conversion transaction or a straddle or persons deemed to sell shares of our Class A common stock under the constructive sale provisions of the Code;

•	tax consequences available to persons that will hold our Class A common stock in an individual retirement account, 401(k) plan or similar tax-favored account;
•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•	tax consequences to partnerships or other pass-through entities for U.S. federal income tax purposes and investors in such entities;
•	unless otherwise specifically stated, tax consequences to holders who own or has owned, actually or constructively, more than five percent of our Class A Common Stock; or
•	alternative minimum tax consequences, if any.
A “Non-U.S. Holder” is a beneficial owner of our Class A common stock that is an individual, corporation, trust or estate that is not, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust, the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding our Class A common stock should consult its tax advisor concerning the U.S. federal income and other tax consequences of investing in our Class A common stock.

This summary is included herein as general information only. Accordingly, each prospective purchaser of our Class A common stock is urged to consult its tax advisor with respect to U.S. federal, state, local and non-U.S. income and other tax consequences of holding and disposing of our Class A common stock.
If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the particular U.S. federal income consequences to you of the ownership of the Class A common stock, as well as the consequences to you arising under other U.S. federal tax laws (such as estate or gift tax laws) or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.
Distributions
The distributions of cash on our Class A common stock, if any, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to a Non-U.S. Holder of our Class A common stock that are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate (or, if shares of our Class A common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury Regulations). These certifications must be provided to the applicable withholding agent prior to the payment of dividends and may need to be updated periodically. A Non-U.S. Holder that does not timely furnish the required documentation, but is eligible for a reduced rate of withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
If the amount of a distribution exceeds our current or accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of a Non-U.S. Holder’s tax basis in its shares of our Class A common stock, and thereafter will be treated as capital gain from the sale or exchange of the Non-U.S. Holder’s shares of Class A common stock. See “—Sale or Disposition of our Class A Common Stock.”
Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States and, if such Non-U.S. Holder is entitled to claim treaty benefits (and the Non-U.S. Holder complies with applicable certification and other requirements), that are attributable to a permanent establishment (or, for an individual, a fixed base) maintained by such Non-U.S. Holder within the United States are not subject to the withholding tax described above but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. In order for its effectively connected dividends to be exempt from the withholding tax described above, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Dividends received by a Non-U.S. Holder that is a corporation that are effectively connected with its conduct of a trade or business within the United States may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty.
Sale or disposition of our Class A common stock
A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized upon the sale, exchange or other taxable disposition of shares of our Class A common stock, unless
•
such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States and, if the Non-U.S. Holder is entitled to claim treaty benefits (and the Non-U.S. Holder complies with applicable certification and other requirements), is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States;

•	such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or
•
we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes (which we refer to as a “USRPHC”) at any time within the shorter of the five-year period ending on the date of disposition or the period that such Non-U.S. Holder held shares of our Class A common stock, and either (i) our Class A common stock was not regularly traded on an established securities market (within the meaning of applicable Treasury regulations) at any time during the calendar year in which the disposition occurs or (ii) if our Class A Common stock was regularly traded on an established securities market (within the meaning of applicable Treasury Regulations), the Non-U.S. Holder owns or owned (actually or constructively) more than five percent of the total fair market value of shares of our Class A common stock at any time during the five-year period ending on the date of disposition or, if shorter, the period that such Non-U.S. Holder held shares of our Class A common stock. Generally, a domestic corporation is a USRPHC if the fair market value of its U.S. real property interests, as defined in the Code and applicable Treasury Regulations, equals or exceeds fifty percent of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Due to our overall mix of assets, it is likely that we are, have been and will remain a USRPHC. If we are a USRPHC, so long as our Class A common stock is regularly traded on an established securities market, a Non-U.S. Holder will not be subject to U.S. federal income tax on the disposition of our Class A common stock as a result of our status as a USRPHC so long as such Non-U.S. Holder has not owned (actually or constructively) more than five percent of the total fair market value of shares of our Class A common stock at any time during the five-year period ending on the date of disposition or, if shorter, the period that such Non-U.S. Holder held shares of our Class A common stock. If, however, our Class A common stock is not regularly traded on an established securities market or a Non-U.S. Holder held more than five percent (actually or constructively) of the total fair market value of shares of our Class A common stock during the relevant period, then such Non-U.S. Holder would generally be subject to regular U.S. federal income tax with respect to any gain from the disposition of our Class A common stock, the Non-U.S. Holder would be required to file a U.S. tax return with respect to such gain and, if our Class A common stock is not regularly traded on an established securities market, the purchaser of the stock would be required to withhold and remit to the IRS fifteen percent of the purchase price unless an exception applies. Non-U.S. Holders should consult their own tax advisors regarding the application of these rules to them.
A Non-U.S. Holder for whom gain recognized on the disposition of our Class A common stock is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States and, if the Non-U.S. Holder is entitled to claim treaty benefits (and the Non-U.S. Holder complies with applicable certification and other requirements), is attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder within the United States generally will be taxed on any such gain on a net income basis at applicable graduated U.S. federal income tax rates and, in the case of a Non-U.S. Holder that is a foreign corporation, the branch profits tax discussed above generally may also apply. An individual Non-U.S. Holder who is subject to U.S. federal income tax because the Non-U.S. Holder was present in the United States for 183 days or more during the year of disposition and meets certain other conditions is taxed on its gains (including gains from the disposition of our Class A common stock and net of applicable U.S. source losses from dispositions of other capital assets recognized during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty.
Information reporting requirements and backup withholding
The amount of dividends paid to a Non-U.S. Holder, the name and address of the Non-U.S. Holder and the amount of tax, if any, withheld generally will be reported to the IRS. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. A non-U.S. Holder will generally be subject to backup withholding on dividends on our Class A common stock paid to such holder (at the applicable rate), unless such holder certifies under penalties of perjury that, among other things, it is a not a U.S. person (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person), and otherwise complies with all applicable legal requirements.
Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our Class A common stock by a non-U.S. Holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. Holder sells or otherwise disposes its shares of our Class A common stock through a U.S. broker or the U.S. office of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. Holder to the IRS and also backup withhold on that amount, unless such non-U.S. Holder provides appropriate certification to the broker of its status as a non-U.S. person or otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person).

Information reporting will also apply if a non-U.S. Holder sells its shares of our Class A common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. Holder is a non-U.S. person and certain other conditions are met, or such non-U.S. Holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person).
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. Holder can be credited against the non-U.S. Holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the IRS in a timely manner. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.
Additional withholding tax on payments made to foreign accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, the Treasury Regulations promulgated hereunder and other official guidance (commonly referred to as “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence, reporting and withholding obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence, reporting and withholding requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. These requirements may be modified in jurisdictions that have an intergovernmental agreement with the United States governing FATCA.
In addition, while the FATCA withholding tax would generally also apply to the gross proceeds payable upon the sale, exchange or other disposition of the shares of our Class A common stock, proposed Treasury regulations eliminate the FATCA withholding tax on payments of gross proceeds, and taxpayers are entitled to rely on these proposed Treasury regulations until final Treasury regulations are issued. There can be no assurance however that final Treasury regulations will provide an exemption from the FATCA withholding tax for gross proceeds.
You should consult your tax advisor regarding the effects of FATCA on your investment in our Class A common stock.

Underwriting
We are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are acting as the representatives of the underwriters. We have entered into an underwriting agreement with J.P. Morgan Securities LLC and Citigroup Global Markets Inc., as representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:
Underwriters	Number of Shares
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Total
The underwriters are committed to purchase all the shares of Class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $    per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $    per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares of Class A common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.
Option to purchase additional shares
The underwriters have an option to buy up to     additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares of Class A common stock. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
Underwriting discounts and expenses
The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $    per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $   .

Directed share program
At our request,    , a participating underwriter, has reserved for sale, at the initial public offering price, up to    % of the shares offered by this prospectus for sale to certain of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares of Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.
Electronic distribution
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters and selling group members that may make internet distributions on the same basis as other allocations.
Lock-up
We have agreed that we will not, and will not publicly disclose an intention to, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exercisable or exchangeable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any hedging, swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of Class A common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of Class A common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus, other than the shares of our Class A common stock to be sold in this offering.
The restrictions described above do not apply to (i) the issuance of shares of Stock or securities convertible into or exercisable for shares of Stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of this Agreement and described in the Prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of Stock or securities convertible into or exercisable or exchangeable for shares of Stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors or consultants pursuant to the terms of an equity compensation plan in effect as of the Closing Date and described in the Prospectus, provided that such recipients enter into a lock-up agreement with the Underwriters; (iii) the issuance of Class A common stock and the exchange of Class B units pursuant to the TJH Opco LLC Agreement; or (iv) the filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.
Our directors and executive officers, and substantially all of our stockholders (such persons, the “lock-up parties”) have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not, may not publicly disclose an intention to, and may not cause any of their direct or indirect affiliates to, without the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc., (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock (including, without limitation, Class A common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the Class A common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, or (3) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.
In addition, we and each such person agrees that, without the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc. on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock, provided, however, that the undersigned may make such a demand or exercise such a right during the restricted period so long as (x) no public announcement, or filing of any registration statement or related similar document or filing, with respect thereto is made during the restricted period; and (y) the undersigned promptly notifies the Representatives in writing of such demand or exercise. The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of an entity that is not an individual or natural person, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund, portion of any investment fund, any account controlled by such investment fund, portion of any account controlled by such investment or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members or stockholders of the lock-up party; (vii) by operation of law, (viii) to us from an employee upon death, disability or termination of employment of such employee, (ix) as part of a sale of lock-up securities acquired in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our Class A common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all stockholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph, (xii)  with respect to Oaktree Fund, the pledge, hypothecation or other granting of a security interest in lock-up securities equal to no more than 25% of the lock-up securities that it beneficially owns on the date of this prospectus to one or more lending institutions as collateral or security for any loan, advance or extension of credit and any transfer upon foreclosure upon such securities, provided, that Oaktree Fund shall provide J.P. Morgan Securities LLC and Citigroup Global Markets Inc. prior written notice informing them of any public filing, report or announcement with respect to such pledge, hypothecation or other grant of a security interest or foreclosure or (xiii) in connection with transactions with the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our Class A common stock or warrants to acquire shares of our Class A common stock, provided that any Class A common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period. See “Risk Factors — Sales of substantial amounts of our Class A common stock in the public markets, or the perception that they might occur, could reduce the price that our Class A common stock might otherwise attain and may dilute your voting power and your ownership interest in us.”
J.P. Morgan Securities LLC and Citigroup Global Markets Inc., in their discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
Record holders of our securities are typically the parties to the lock-up agreements with the underwriters and the market standoff agreements with us referred to above, while holders of beneficial interests in our shares who are not also record holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that certain holders of beneficial interests who are not record holders and are not bound by market standoff or lock-up agreements could enter into transactions with respect to those beneficial interests that negatively impact our stock price. In addition, any stockholder who is neither subject to a market standoff agreement with us nor a lock-up agreement with the underwriters may be able to sell, short sell, transfer, hedge, pledge, lend or otherwise dispose of or attempt to sell short sell, transfer, hedge, pledge, lend or otherwise dispose of, their equity interests at any time after the closing of this offering.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
Listing
We will apply to have our Class A common stock approved for listing on     under the symbol “TJH”.
Price stabilization and short positions
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the    , in the over-the-counter market or otherwise.

New issue of securities
Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•	the information set forth in this prospectus and otherwise available to the representatives;
•	our prospects and the history and prospects for the industry in which we compete;
•	an assessment of our management;
•	our prospects for future earnings;
•	the general condition of the securities markets at the time of this offering;
•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
•	other factors deemed relevant by the underwriters and us.
Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
European economic area
In relation to each EEA Member State (each a “Relevant Member State”), no shares of our Class A common stock have been offered or will be offered pursuant to the offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to our Class A common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that our Class A common stock may be offered to the public in that Relevant Member State at any time:
(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation) subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of our Class A common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an ‘offer to the public’ in relation to shares of our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase any shares of our Class A common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares of our Class A common stock under, the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters and their affiliates and our company that:
(a)	it is a qualified investor within the meaning of the Prospectus Regulation; and
(b)
in the case of any shares of our Class A common stock acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares of our Class A common stock acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the underwriters has been given to the offer or resale; or (ii) where the shares of our Class A common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares of our Class A common stock to it is not treated under the Prospectus Regulation as having been made to such persons.

We, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares of our Class A common stock in the offering.
United Kingdom
This prospectus and any other material in relation to our Class A common stock described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the FPO; or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the UK; or persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any shares of our Class A common stock may otherwise lawfully be communicated or caused to be communicated, (all such persons together being referred to as “Relevant Persons”). Shares of our Class A common stock are only available in the UK to, and any invitation, offer or agreement to purchase or otherwise acquire the shares will be engaged in only with, the Relevant Persons. This Prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the UK. Any person in the UK that is not a Relevant Person should not act or rely on this Prospectus or any of its contents.
No shares of our Class A common stock have been offered or will be offered pursuant to the Offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:
(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Global Coordinators for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA.
provided that no such offer of shares of our Class A common stock shall require us and/or any underwriters or any of their affiliates to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to shares of our Class A common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Each person in the UK who acquires any shares of our Class A common stock in the offering or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with our company, the underwriters and their affiliates that it meets the criteria outlined in this section.
Canada
The shares of our Class A common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares of our Class A common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A common stock may not be circulated or distributed, nor may the Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, (Chapter 289) of Singapore (as modified or amended from time to time, the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(1)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(2)	where no consideration is or will be given for the transfer;
(3)	where the transfer is by operation of law;
(4)	as specified in Section 276(7) of the SFA; or
(5)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 (“CMP Regulations”)) that the shares of Class A common stock are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
The shares of Class A common stock have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The shares of Class A common stock may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Australia
This prospectus:
•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);
•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The Class A common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Class A common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Class A common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Class A common stock, you represent and warrant to us that you are an Exempt Investor.
As any offer of Class A common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Class A common stock you undertake to us that you will not, for a period of 12 months from the date of sale of the Class A common stock, offer, transfer, assign or otherwise alienate those Class A common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Brazil
The offer and sale of our Class A common stock has not been, and will not be, registered (or exempted from registration) with the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, under CVM Rule No. 400, of December 29, 2003, as amended, or under CVM Rule No. 476, of January 16, 2009, as amended. Any representation to the contrary is untruthful and unlawful. As a consequence, our Class A common stock cannot be offered and sold in Brazil or to any investor resident or domiciled in Brazil. Documents relating to the offering of our Class A common stock, as well as information contained therein, may not be supplied to the public in Brazil, nor used in connection with any public offer for subscription or sale of Class A common stock to the public in Brazil.
France
Neither this prospectus nor any other offering material relating to the Class A common stock offered by this prospectus has been and will not be submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Class A common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Class A common stock has been or will be:
(a)	released, issued, distributed or caused to be released, issued or distributed to the public in France;
(b)	used in connection with any offer for subscription or sale of the shares of the Class A common stock to the public in France.
Such offers, sales and distributions will be made in France only:
(c)
to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case acting for their own account, or otherwise in circumstances in which no offer to the public occurs, all as defined in and in accordance with Articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

(d)	to investment services providers authorized to engage in portfolio management on behalf of third parties; or
(e)
in a transaction that, in accordance with Article L.411-2-I-1°-or-2° -or 3° of the French Code monétaire et financier and Article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (offre au public).The Class A common stock may not be distributed directly or indirectly to the public except in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.

Kuwait
The shares of our Class A common stock has not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the Class A common stock in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the international underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the international underwriters to obtain copies of this prospectus are required by us and the international underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the Class A common stock.
Qatar
The shares of our Class A common stock described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.
Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.
Switzerland
This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the Class A common stock. The Class A common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuing prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland.
Neither this document nor any other offering or marketing material relating to the Class A common stock constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the Class A common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, our company, or the Class A common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Class A common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of Class A common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Class A common stock.
United Arab Emirates
The shares of our Class A common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.
Chile
The shares of our Class A common stock are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Bermuda
The shares of our Class A common stock may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda.
Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.
British Virgin Islands
The shares of our Class A common stock are not being and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on our behalf. The Class A common stock may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a “BVI Company”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.
This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the Class A common stock for the purposes of the Securities and Investment Business Act, 2010 or the Public Issuers Code of the British Virgin Islands.
Korea
The shares of our Class A common stock have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the Class A common stock may be offered, sold or delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.
Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the shares of our Class A common stock has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our Class A common stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.
People’s Republic of China
This prospectus may not be circulated or distributed in the People’s Republic of China (“PRC”) and the common stock may not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.
Taiwan
The shares of our Class A common stock have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares our Class A common stock in Taiwan.
South Africa
Due to restrictions under the securities laws of South Africa, the shares of our Class A common stock are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:
(a)	the offer, transfer, sale, renunciation or delivery is to:
(i)	persons whose ordinary business is to deal in securities, as principal or agent;
(ii)	the South African Public Investment Corporation;
(iii)	persons or entities regulated by the Reverse Bank of South Africa;
(iv)	authorized financial service providers under South African law;
(v)	financial institutions recognized as such under South African law;
(vi)
a wholly-owned subsidiary of any person or entity contemplated in (iii), (iv) or (v), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(vii)	any combination of the person in (i) to (vi); or
(b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.
No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the Class A common stock. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South
African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the Class A common stock in South Africa constitutes an offer of the Class A common stock in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in
Section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within Section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA Relevant Persons.
Other relationships
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
We expect that affiliates of one or more of the underwriters will act as lenders and/or agents under, and as consideration therefor received customary fees and expenses in connection with, our new credit facility.
Legal matters
The validity of the shares of Class A common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP. Certain legal matters in connection with the shares of Class A common stock offered hereby will be passed upon for the underwriters by Kirkland & Ellis LLP.
Experts
The balance sheet of Thomas James Homes, Inc. as of March 31, 2021 included in this prospectus has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statement has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The financial statements of Thomas James Homes, LLC, Predecessor, as of and for the year ended December 31, 2020 included in this prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The financial statements of Thomas James Homes, LLC, Predecessor as of and for the year ended December 31, 2019 included in this prospectus have been audited by Haskell & White LLP, an independent registered public accounting firm, as stated in their report, dated June 10, 2021, appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
Unless otherwise indicated, all statistical and economic market data included in this prospectus, and in particular in the sections entitled and “Market Opportunity,” is derived from market information prepared for us by Zonda, a nationally recognized independent research provider and consulting firm, and is included in this prospectus in reliance on Zonda’s authority as an expert in such matters. We have paid Zonda a fee of $42,000 for its services, plus an amount charged at an hourly rate for additional information we may require from Zonda from time to time in connection with its services.
Change in auditor
On May 27, 2021, the board of managers of TJH Holdco, upon the recommendation of the audit committee of the board of managers of TJH Holdco, approved the appointment of Ernst & Young LLP (“Ernst & Young”) as the independent registered public accounting firm for TJH Holdco, our accounting predecessor, to audit TJH Holdco’s consolidated financial statements as of and for the fiscal year ended December 31, 2020. TJH Holdco initially engaged Ernst & Young to provide these audit services on March 8, 2021. Haskell & White LLP (“Haskell & White”) had previously audited the consolidated financial statements of TJH Holdco as of and for the fiscal year ended December 31, 2019. We informed Haskell & White on or about February 11, 2021 that it would be dismissed as the auditor of TJH Holdco upon completion and issuance of their report on the 2019 consolidated financial statements.

The audit report of Haskell & White, dated June 10, 2021, on TJH Holdco’s consolidated financial statements as of and for the fiscal year ended December 31, 2019 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainties, audit scope or accounting principles.
During the fiscal years ended December 31, 2019 and December 31, 2020 and the subsequent interim period through the date of Haskell & White’s dismissal as TJH Holdco’s auditor, there were no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K under the Exchange Act) between TJH Holdco and Haskell & White on any matter of accounting principles or practices, financial disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Haskell & White would have caused it to make reference to the subject matter of the disagreements in its report on TJH Holdco’s consolidated financial statements for such fiscal year.
During the fiscal years ended December 31, 2019 and December 31, 2020 and the subsequent interim period through the date of Haskell & White’s dismissal as TJH Holdco’s auditor, there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act).
During the fiscal years ended December 31, 2019 and December 31, 2020 and the subsequent interim period through the date of Haskell & White’s dismissal as TJH Holdco’s auditor, we did not consult with Ernst & Young regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on TJH Holdco’s consolidated financial statements, and no written report or oral advice was provided that Ernst & Young concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue for TJH Holdco.
We have provided Haskell & White with a copy of the disclosure set forth in this section and requested that Haskell & White furnish us with a letter addressed to the SEC stating whether or not Haskell & White agrees with the statements made herein, each as required by applicable SEC rules. A copy of Haskell & White’s letter, dated July 12, 2021, is attached hereto as Exhibit 16.1.
Where you can find additional information
We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto. For more information regarding us and the shares of our Class A common stock offered by this prospectus, we refer you to the full registration statement, including the exhibits and schedules filed therewith. This prospectus summarizes certain provisions of certain contracts and other documents filed as exhibits to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.
The SEC maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website. As a result of the offering, we will become subject to the reporting requirements of the Exchange Act and will file with or furnish to the SEC periodic reports and other information. We intend to furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, for the first three fiscal quarters of each fiscal year. Our website is located at www.thomasjameshomesusa.com. Following the completion of this offering, we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.

Thomas James Homes, LLC
Condensed consolidated balance sheets (unaudited)
(in thousands)
	As of March 31, 2021	As of December 31, 2020
Assets

Assets
Cash and cash equivalents	$25,470	$14,474
Restricted cash	1,587	1,587
Real estate inventory	419,679	456,808
Intangible assets, net	1,814	1,853
Goodwill	27,606	27,606
Investment in unconsolidated joint ventures	1,227	15
Due from related parties	1,737	884
Other assets	14,256	5,894
Total assets	$493,376	$509,121

Liabilities and members’ equity

Liabilities
Accounts payable	$10,137	$5,718
Accrued expenses and other liabilities	13,363	9,815
Distributions and losses in excess of investment in unconsolidated joint ventures	375	351
Mortgage notes payable	274,017	298,601
Total liabilities	297,892	314,485

Commitments and contingencies (Note 12)

Members’ equity
Class A interest	224,776	224,776
Class C interests	7,574	7,574
Accumulated deficit	(36,866)	(37,714)
Total members’ equity	195,484	194,636
Total liabilities and members’ equity	$493,376	$509,121
See accompanying notes to Condensed Consolidated Financial Statements.

Thomas James Homes, LLC
Condensed consolidated statements of operations (unaudited)
(in thousands)
	Three Months Ended March 31,
	2021	2020
Revenues
Home sales	$143,633	$22,464
Home services	7,251	577
	150,884	23,041
Cost of sales
Home sales	126,659	20,218
Home services	5,254	455
	131,913	20,673
Gross profit
Home sales	16,974	2,246
Home services	1,997	122
	18,971	2,368
Operating expenses
Sales and marketing	8,456	1,967
General and administrative	9,770	4,882

Total operating expenses	18,226	6,849

Operating income (loss)	745	(4,481)

Other income (loss)	127	(194)
Equity in losses in unconsolidated joint ventures	(24)	(6)
Net income (loss)	$848	$(4,681)
See accompanying notes to Condensed Consolidated Financial Statements.

Thomas James Homes, LLC
Condensed consolidated statements of changes in members’ equity (unaudited)
(in thousands)
	Class A Interest	Class C Interests	Accumulated Deficit	Total
Balance, January 1, 2020	$152,511	$7,574	$(22,658)	$137,427
Contributions	39,993	—	—	39,993
Net loss	—	—	(4,681)	(4,681)
Balance, March 31, 2020	$192,504	$7,574	$(27,339)	$172,739

Balance, January 1, 2021	$224,776	$7,574	$(37,714)	$194,636
Contributions	—	—	—	—
Net income	—	—	848	848
Balance, March 31, 2021	$224,776	$7,574	$(36,866)	$195,484
See accompanying notes to Condensed Consolidated Financial Statements.

Thomas James Homes, LLC
Condensed consolidated statements of cash flows (unaudited)
(in thousands)
	Three Months Ended March 31,
	2021	2020
Operating Activities:
Net income (loss)	$848	$(4,681)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Equity in losses from unconsolidated joint ventures	24	6
Depreciation and amortization	53	53
Changes in operating assets and liabilities:
Real estate inventory	37,129	(57,583)
Other assets	(8,376)	(1,304)
Due from related parties	(853)	1,705
Accounts payable	4,419	3,330
Accrued expenses and other liabilities	3,548	892
Net cash provided by (used in) operating activities	36,792	(57,582)

Investing Activities:
Contributions to unconsolidated joint ventures	(1,212)	66
Net cash provided by (used in) investing activities	(1,212)	66

Financing Activities:
Advances of mortgage notes payable	77,803	46,760
Repayments of mortgage notes payable	(102,387)	(14,171)
Contributions from members	—	39,993
Net cash provided by (used in) financing activities	(24,584)	72,582

Net increase in cash and cash equivalents and restricted cash	10,996	15,066

Cash and cash equivalents and restricted cash as of:
Beginning of the period	16,061	1,561
End of the period	$27,057	$16,627

Supplemental disclosure of cash flow information:
Cash paid for interest, net of amount capitalized	$—	$—
See accompanying notes to Condensed Consolidated Financial Statements.

Thomas James Homes, LLC

Notes to the condensed consolidated financial statements
1.	Organization and basis of presentation
Organization
Thomas James Homes, LLC (the “Company”), a Delaware limited liability company, was formed on January 23, 2018 by Westside Builder Grand Avenue Partners, LLC (“Oaktree”). The Company and its subsidiaries are a technology-driven urban single-family housing disruptor primarily engaged in homebuilding operations, land development, land entitlement and other real estate related activities.
On February 6, 2018, the operating agreement was amended and restated primarily for the purposes of defining from the Purchase Agreement the acquisition of certain assets of Thomas James Capital Homes, LLC and creating multiple categories of ownership interests. As of March 31, 2021, and 2020, Oaktree represents the sole holder of the Class A interest. Class C interests are held by certain employees of the Company and their affiliates.
Basis of presentation
The Condensed Consolidated financial statements include the accounts of the Company, entities that are variable interest entities (“VIEs”) wherein the Company is deemed to be the primary beneficiary, entities controlled by the Company through its direct or indirect ownership of a majority interest and any other entities in which the Company has a controlling financial interest.
The accompanying interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and in conformity with the rules and regulations of the Securities and Exchange Commission. In the Company’s opinion, the interim financial statements presented herein reflect all adjustments, consisting solely of normal and recurring adjustments, which are necessary to fairly present the interim financial statements. These financial statements should be read in conjunction with the financial statements included elsewhere herein for the year ended December 31, 2020. Operating results for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021.
The accompanying Condensed Consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) as contained within the FASB ASC.
2.	Summary of significant accounting policies
Use of estimates
The preparation of the Company’s financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of commitments and contingencies at the consolidated balance sheet date and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could materially differ from these estimates.
ASC Topic 280, Segment Reporting (“ASC 280”) establishes standards for the manner in which public enterprises report financial information about operating segments. The Company’s reportable operating segments are Southern California Division, Northern California Division and Pacific Northwest Division for the quarter ended March 31, 2021 and Southern California Division for the quarter ended March 31, 2020 (see Note 13).
In March 2020, the World Health Organization declared the novel strain of coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. The COVID-19 pandemic and associated measures to reduce its spread have caused disruptions to the operations of the Company and its suppliers and customers. The disruptions to the Company include its construction and sales operations in the markets in which it operates. Management continues to monitor the impact that the COVID-19 pandemic is having on the Company, the overall real estate construction industry, and the economies and markets in which the Company operates. Further, management continues to evaluate how COVID-19-related circumstances, such as remote work arrangements, have affected financial reporting processes. While the circumstances have presented and are expected to continue to present challenges, at this time, management does not believe that COVID-19 has had a material impact on financial reporting processes. While management cannot reasonably estimate the duration or continued impact of this pandemic, an extended economic slowdown in the U.S. could materially impact the Company’s consolidated financial position, results of operations, and cash flows in the future.
To the extent that the Company’s customers and suppliers continue to be significantly and adversely impacted by COVID-19, this could reduce the availability, or result in delays, of materials or supplies to or from the Company, which in turn could significantly interrupt the Company’s business operations. Such impacts could grow and become more significant to the Company’s operations and the Company’s liquidity or financial position. Therefore, given the speed and frequency of continuously evolving developments with respect to this pandemic, the Company cannot reasonably estimate the magnitude or the full extent to which COVID-19 may impact the Company’s results of operations, liquidity, or financial position.
Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.
The Company maintains cash balances at financial institutions that are in excess of the Federal Deposit Insurance Corporation insurance coverage limits. Management believes that the Company is not exposed to any significant credit risk with respect to its cash and cash equivalents.
Restricted cash
Restricted cash represents interest reserves held by a third party assigned by the bank. Interest is drawn from this restricted account by the bank when interest is due. The following table provides a reconciliation of the components of cash and cash equivalents and restricted cash reported in the Company’s Condensed Consolidated Balance Sheets to the total of the amount presented in the Condensed Consolidated Statements of Cash Flows:
	March 31, 2021	December 31, 2020
Cash and cash equivalents	$25,470	$14,474
Restricted cash	1,587	1,587
	$27,057	$16,061
Real estate inventories and cost of sales
In accordance with ASC Topic 360, Property, Plant and Equipment (“ASC 360”), real estate inventories are stated at cost less valuation adjustments, as applicable. Costs include direct and indirect land costs, and construction costs, as well as applicable carrying charges (principally interest and property taxes) which are capitalized to active projects under development. Selling costs are expensed as incurred. Cost of sales for homes includes the estimated total construction costs of each home at completion, land purchase and acquisition costs, home warranty and lot improvement costs.
The Company reviews each real estate project on a quarterly basis or whenever indicators of impairment exist. Indicators of impairment include, but are not limited to, significant decreases in local housing market values and selling prices of comparable homes, significant decreases in gross margins or sales absorption rates, costs significantly in excess of budget, and actual or projected cash flow losses. When a project is determined to be impaired, the related carrying value is written down to its estimated fair value in accordance with ASC Topic 820, Fair Value Measurement (“ASC 820”).
The Company determines that impairment exists when the future undiscounted cash flows estimated to be generated by the projects, less selling costs, are less than the carrying amount of the projects. When a project is determined to be impaired, the Company uses a discounted cash flow methodology to estimate the fair value. The estimation of fair value requires a substantial degree of judgement and is inherently uncertain since it requires estimates of current market yields as well as future events and conditions. Such future events and conditions include economic and market conditions, the availability of suitable financing to fund development and construction activities, as well as credit availability for homebuyers. The realization of the Company’s investments in real estate projects is dependent upon future uncertain events and conditions and, accordingly, the actual timing and amounts realized by the Company may be materially different from the fair values estimated.
The Company capitalizes interest costs related to qualifying assets in accordance ASC Subtopic 835-20, Interest – Capitalization of Interest (“ASC 835-20”), until the qualify asset is substantially completed and is ready for sale to a customer. Interest capitalized to real estate inventories is included in cost of sales as related homes or lots are sold.
Fair Value Disclosures
ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date and requires assets and liabilities carried at fair value to be classified and disclosed in the following three categories:
Level 1 - Quoted prices for identical instruments in active markets
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are inactive; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets at measurement date
Level 3 - Valuations derived from techniques where one or more significant inputs or significant value drivers are unobservable in active markets at measurement date
The Company considers the carrying value of cash and cash equivalents, restricted cash, contracts and accounts receivable, accounts payable, mortgage notes payable, and accrued expenses and other liabilities to approximate the fair value of these financial instruments based on the short duration between origination of the instruments and their expected realization. The fair value of amounts due from affiliates is not determinable due to the related party nature of such amounts.
Revenue recognition
Impact of transition
The Company adopted ASC Topic 606, Revenues from Contracts with Customers (“ASC 606”) and ASC Subtopic 340-40, Other Assets and Deferred Costs – Contracts with Customers (“ASC 340-40”) using the modified retrospective approach. Adoption of ASC 606 and ASC 340-40 as of January 1, 2020, did not have a material impact on the Company’s financial statements.
In accordance with ASC 606, the Company has two revenue streams: Home Sales and Home Services. The Company applies the five-step model prescribed under ASC 606 in recognizing revenues: (1) identify the contract(s) with the customer; (2) identify the performance obligation(s) in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligation(s) in the contract; and (5) recognize revenues when (or as) the Company satisfies the performance obligation(s). The Company calculates the incremental costs to obtain a contract in accordance with ASC 340-40.
Home sales
Revenues from Home Sales is recognized when the Company transfers control of the asset to the customer, which occurs at escrow closing on the contractually specified asset, title has passed, adequate consideration by the customer is received, possession and other attributes of ownership have been transferred to the customer, and the Company is not obligated to perform significant additional activities after escrow closing and delivery. Home Sales arrangements consist of a single performance obligation, which is satisfied when the customer has provided sufficient initial and continuing investment, and all other revenues recognition criteria have been met, on the date of escrow closing. Home Sales revenues includes the base sales price, purchased options and upgrades, if any, and other adjustments due to variable consideration, primarily sales price incentives and credits offered at escrow closing, and does not include taxes assessed by a governmental authority. The Company does not offer returns or refunds. The profit the Company records is based on the calculation of cost of sales, which is dependent on the Company’s allocation of costs, as described in more detail in the section entitled “Real Estate Inventories and Cost of Sales.”

Entering into an arrangement with the customer results in the Company to incurring certain costs that would not have been incurred had the contract not been obtained, generally comprising sales commissions. In accordance with ASC 340-40, the Company presents sales commissions payable on escrow closing for Home Sales transactions as sales and marketing expense in its Condensed Consolidated Statement of Operations because the typical length of the customer relationship period is 12 months or less.
Home services
Revenues from Home Services are recognized over time as services are provided to the customer, including processing and approval of bids, construction management, and delivery of a completed home with a certificate of occupancy. Homes Services arrangements generally consist of a single performance obligation and the transaction price generally consists of the base sale price, purchased options and upgrades, if any, and adjustments due to variable consideration, primarily sales price incentives, and does not include taxes assessed by a governmental authority. The Company includes the estimated amount of variable consideration to which it will be entitled only to the extent it is probable that a significant reversal in the amount of cumulative revenues will not occur when any uncertainty associated with the variable consideration is subsequently resolved. The Company generally collects payment from the customer over time as it submits a periodic draw package for approval and payment to either the customer or the customer’s third-party lender. The Company measures its progress toward complete satisfaction of the performance obligation based on the percentage-of-completion based on construction costs incurred, adjusting for cost overruns, because the fee is earned based on construction costs incurred. The Company recognizes revenues based on this measure of progress and generally does not offer returns or refunds.
Certain arrangements may include multiple legal contracts with a customer at or around the same time including the (i) transfer of land title to the customer and (ii) sale of construction services to build on the land that was sold. The Company applies the contract combination guidance in Topic 606 to these arrangements because the contracts are negotiated at or near the same time with the same customer and as a package with a single commercial objective (i.e., construct a home on the land). These arrangements are treated as one contract and contain two performance obligations. The Company allocates the transaction price in these arrangements based on the relative standalone selling price (“SSP”) of each performance obligation. The Company establishes pricing using a combination of observable and estimated inputs. Revenues are recognized as the Company transfers control of the goods or services to the customer, with the transaction price allocated to the land title performance obligation presented as Home Sales revenues. The Company generally does not offer returns or refunds in these arrangements. In these arrangements, contract liabilities (deferred revenues) include customer payments the Company has not yet recognized as revenues in order to meet the allocation objective in Topic 606. The Company expects to recognize these amounts as revenues as it transfers control of the goods or services to the customer related to the home construction, generally up to 18 months.
Sales and marketing expense
Additionally, in accordance with ASC 340-40, sales commissions payable for the portion of the transaction price attributable to the land underlying the Home Services business is capitalized within other assets in the Company’s accompanying Condensed Consolidated Balance Sheet and amortized to sales and marketing expense in the Company’s accompanying Condensed Consolidated Statement of Operations using the same pattern as the corresponding revenue recognition, given the typical length of the customer relationship period is greater than 12 months. All other sales and marketing costs, such as commissions and advertising, are expensed as incurred.
Variable interest entities and investments in unconsolidated joint ventures
The Company participates in joint ventures from time to time that conduct land acquisition, land development and/or other homebuilding activities in various markets where our homebuilding operations are located. The Company’s investments in these joint ventures may create a variable interest in a VIE, depending on the contractual terms and substance of the arrangement.
Pursuant to Accounting Standards Codification Topic 810, Consolidation (“ASC 810”), and subtopics related to the consolidation of VIE, management analyzes the Company’s joint ventures under the variable interest model to determine if such are required to be consolidated in the Condensed Consolidated financial statements. The accounting standard requires a VIE to be consolidated by a company if that company is determined to be the primary beneficiary. The primary beneficiary is the entity that has (1) the power to direct the activities that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses of and rights to receive the returns from the VIE that could be significant to the VIE.

In December 2020, the Company and another party formed a joint venture to acquire, construct, and rent residential real estate in the West coast (the “Joint Venture Entity”). The capital structure is designed for the Company and the joint venture partner to hold 10% and 90% of the equity interests, respectively, with the parties sharing the potential economic risks and rewards consistent with the respective percentage interests. In December 2020, the Company sold nine partially constructed properties for a total sales price of $20.4 million to the joint venture. While the Company transferred legal title of the properties in the sale, it retained the third-party debts secured by the properties until the Joint Venture Entity either assumed or refinanced the debts. Prior to the Joint Venture Entity refinancing the debts, it had the unilateral ability to return the nine partially constructed properties to the Company if the Company’s third-party lender were to call the debts prior to maturity. The Company did not collect any of the proceeds on the sale of the properties as of December 31, 2020 because the Joint Venture Entity was thinly capitalized – neither partner had contributed capital as of December 31, 2020. Given these facts and circumstances, the Company concluded the Joint Venture Entity was a VIE and, since the Company held the only variable interest in the Joint Venture Entity through the sale of the nine partially constructed properties and it held the third-party debts secured by these properties, the Company was considered the primary beneficiary as of December 31, 2020.
In February 2021, the Joint Venture Entity secured third-party financing to refinance the debts attached to the nine partially constructed properties. Furthermore, between February and March 2021, the parties that formed the Joint Venture Entity contributed capital consistent with the respective ownership interest percentages, which contributions were used to pay the Company for the remaining sales price. Because the Joint Venture Entity was subsequently adequately capitalized and secured third-party financing, the Company has concluded there is sufficient equity at risk in the Joint Venture Entity to finance its activities without additional subordinated financial support provided by any parties. These activities result in a reconsideration event, wherein the Company has concluded the Joint Venture Entity is no longer a VIE and the voting interest model applies. Accordingly, as of March 31, 2021, the Company has deconsolidated the Joint Venture Entity. During the quarter ended March 31, 2021, the Company recognized revenues related to the sale of the nine partially constructed properties in the amount of $20.4 million and recorded net profit of $1.4 million. Refer to Note 5 “Investment in Unconsolidated Entities” for the Company’s investment in the Joint Venture Entity as of March 31, 2021.
Under the Joint Venture Entity operating agreement, the Company earns three types of fees: asset management, acquisition, and construction fees. The Company recognized revenues from these fees of $0.3 million during the quarter ended March 31, 2021.
The Company’s remaining investments the Company’s remaining investments in its joint ventures are not VIEs and are accounted for as equity method investments. The Company shares in the earnings (losses) of these unconsolidated joint ventures generally in accordance with the respective equity interests. To the extent distributions and losses are in excess of the Company’s investment in joint ventures that are not VIEs, the Company presents such investments as a liability in the Condensed Consolidated Financial Statements.
Income taxes
The Company is a registered limited liability company and is a pass-through entity for income-tax purposes; as such, no income tax expense is recorded on the Condensed Consolidated Financial Statements for income taxes, as each member is individually responsible for reporting its respective share of the Company’s income or loss.
The Company is currently not under income tax examination by any taxing agency and is currently unaware of any pending examinations by such agencies. The Company files limited liability company returns for income in California. The Company determined that it did not have any material uncertain tax positions as of March 31, 2021 and December 31, 2020.
Property and equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. Property and equipment are included in other assets in the accompanying Condensed Consolidated Balance Sheets.

Warranty reserves
When selling a home, the Company provides customers with a limited warranty of one year covering deficiencies in the fit and finish components and another warranty of ten years covering structural defects or failures. The Company maintains a strategy of being active in addressing warranty claims through its customer service department. This approach allows the Company to remain connected with its client homeowners, provide maintenance advice, fix problems as they arise and prevent future defects from occurring, while maintaining high-level customer service consistent with its brand promise. The Company estimates the costs that may be incurred under each limited warranty and records a liability in the amount of such costs at the time the revenues associated with the sale of each home are recognized. In addition, the Company covers other structural defects or failures through insurance in place where it is subject to the respective warranty statutes in the state or province where the Company conducts business, which ranges up to ten years for latent construction defects. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.
Warranty reserves are included in accrued expenses and other liabilities in the Condensed Consolidated Balance Sheets and adjustments to warranty reserves are recorded as an increase or reduction to homebuilding and home services costs of sales in the Condensed Consolidated Statements of Operations.
Goodwill
As discussed in Note 1, on February 6, 2018, pursuant to the Purchase Agreement the Company acquired substantially all of the assets of Thomas James Capital Homes, LLC, which the Company accounted for as a business acquisition in ASC Topic 805, Business Combinations (“ASC 805”). The allocation of the consideration to the net tangible and intangible assets acquired and liabilities assumed at fair value created goodwill of $27.6 million. Goodwill is not amortized and is tested for impairment at least annually, or whenever events or changes in circumstances indicate the carrying amount of the asset may be impaired as required by ASC Topic 350, Intangibles – Goodwill and Other (“ASC 350”). The annual impairment test is performed as of October 1 each year. Significant judgment is involved in determining if an indicator of impairment has occurred. The Company may consider indicators such as deterioration in general economic conditions, adverse changes in the markets in which the reporting unit operates, increases in input costs that have negative effects on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others.
The Company may first review for goodwill impairment by assessing qualitative factors to determine whether any impairment may exist. If the Company concludes, based on the qualitative assessment, that it is more likely than not that the fair value is less than its carrying amount (or if the Company elects to skip the optional qualitative assessment), the Company is required to perform a quantitative impairment test, which includes measuring the fair value and comparing it to the carrying amount. If the estimated fair value exceeds its carrying value, goodwill is not impaired. If the carrying value exceeds its fair value, the Company must record an impairment loss for the amount that the carrying value, including goodwill, exceeds the estimated fair value.
ASC 350, as amended, simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment testing. An entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The Company early adopted ASU 2017-04 in 2018. The Company’s early adoption of this guideline did not have a material effect on the Company’s Condensed Consolidated financial statements.
For the periods ended March 31, 2021 and December 31, 2020, there were no events or changes in circumstances indicating the carrying amount of the asset may be impaired.
Intangible and long-lived assets
The cost of intangible assets with determinable lives is amortized to reflect the pattern of economic benefits consumed, on a straight-line basis, over the estimated periods benefited. Long-lived tangible and intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the assets with the estimated undiscounted future cash flows associated with them. Should the review indicate that an asset is not recoverable, the Company’s carrying value of the asset would be reduced by the estimated shortfall to its fair value. There were no impairments of intangible and long-lived assets at March 31, 2021 and 2020.
Recently issued accounting standards
In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). Under ASU 2016-02, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Considering the delay in the required adoption date for the guidance, the new guidance is effective for the Company beginning in 2022. Early application is permitted. Adopting ASU 2016-02 is not expected to have a material impact on the Company’s Condensed Consolidated financial statements In June 2016, the FASB issues ASU No. 2016-13, Financial Instruments - Credit Losses (“ASU 2016-13”). In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326: Financial Instruments - Credit Losses, which provides supplemental guidance and clarification to ASU 2016-13 and must be adopted concurrently. The pronouncement revises the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. The guidance is effective for the Company beginning in the first quarter of fiscal year 2023 with early adoption permitted. Adoption of ASU 2016-13 and ASU 2018-19 is not expected to have a material impact on the Company’s Condensed Consolidated Financial Statements.
3.	Real estate inventories
Real estate inventories consist of the following as of March 31, 2021 and December 31, 2020 (in 000s):
	March 31, 2021	December 31, 2020
Homes under development	$373,124	$380,472
Completed homes	46,555	76,336
	$419,679	$456,808
Interest is capitalized to real estate projects during the period of development and construction in accordance with ASC Subtopic 835-20, Interest – Capitalization of Interest. Interest capitalized is included in cost of sales as related homes or lots are sold. Qualified assets consist of homes under construction, excluding finished unsold homes for the quarters ended March 31, 2021 and 2020, the Company incurred and capitalized to real estate projects interest costs of $5.6 million and $3.8 million, respectively. Interest paid by the Company totaled $4.7 million and $3.2 million for the quarters ended March 31, 2021 and 2020, respectively. Accrued interest payable as of March 31, 2021 and December 31, 2020 totaled $1.5 million and $1.7 million, respectively. Interest costs included in cost of sales was $7.6 million and $1.3 million for the quarters ended March 31, 2021 and 2020, respectively.
4.	Intangible assets
Intangible assets include trade name acquired and consisted of the following as of March 31, 2021 and December 31, 2020 (in 000s):
	March 31, 2021	December 31, 2020
Trade name	$2,300	$2,300
Less: accumulated amortization	(486)	(447)
Intangible assets, net	$1,814	$1,853
Amortization expense is included in General and administrative expense in the Condensed Consolidated Statements of Operations. The estimated useful life of trade name is 15 years.

Estimated future amortization expense for the remaining net book value of the trade name at March 31, 2021 for the next five fiscal years ending December 31 and thereafter, is presented in the table below (in 000s).
Year Ending December 31,	Amount
Remaining 2021	$114
2022	153
2023	153
2024	153
2025	153
Thereafter	1,088
$1,814
5.	Investment in unconsolidated joint ventures
The Company has investment in five joint ventures that are accounted for as investments in unconsolidated joint ventures under the equity method of accounting.
Following is a combined summary of the financial position as of March 31, 2021 and December 31, 2020 as well as results of operations of the unconsolidated joint ventures (data shown is at 100-percent and in 000s) for the quarters ended March 31, 2021 and 2020:
	March 31, 2021	December 31, 2020
Total assets	$49,463	$26,373
Total liabilities	26,147	14,708

Company’s equity	852	(336)
Other partners’ equity	22,464	12,001
Total equity	$23,316	$11,665
	March 31,
	2021	2020
Revenues	$3,724	$2,850
Net income/(loss)	(658)	(22)
6.	Other assets
Other assets consist of the following as of March 31, 2021 and December 31, 2020 (in 000s):
	March 31, 2021	December 31, 2020
Miscellaneous receivables	$11,069	$3,942
Property purchase deposits	1,431	511
Prepaid expenses	673	343
Property and equipment, net	547	562
Material inventory	284	288
Security deposits	252	248
	$14,256	$5,894
Miscellaneous receivables generally comprise unbilled receivables due from customers related to home services provided as of March 31, 2021, and are expected to be billed and collected once the related home services are performed, generally within one quarter. Management believes that the Company is not exposed to any significant credit risk with respect to its miscellaneous receivables. Depreciation expense related to property and equipment, net is included in general and administrative expense in the Condensed Consolidated Statements of Operations.

7.	Contract assets and liabilities
The following table summarizes the Company’s contract assets and liabilities (in 000s):
	2021	2020
Contract assets balance as of January 1,	$69	$—
Costs to obtain a contract capitalized	122	—
Costs to obtain a contract amortized	(43)	—
Contract assets balance as of March 31,	$148	$—
	2021	2020
Contract liabilities balance as of January 1,	$750	$—
Revenues deferred	2,540	—
Revenues recognized	(1,043)	—
Contract liabilities balance as of March 31,	$2,247	$—
Contract assets are presented in other assets in the Condensed Consolidated Balance Sheet (see Note 6). Contract liabilities (deferred revenues) are presented in accrued expenses and other liabilities in the Condensed Consolidated Balance Sheet (see Note 8).
8.	Accrued expenses and other liabilities
Accrued expenses and other liabilities consist of the following as of March 31, 2021 and December 31, 2020 (in 000s):
	March 31, 2021	December 31, 2020
Customer deposits	$3,309	$2,673
Accrued compensation	2,436	2,029
Deferred revenues	2,247	750
Home construction accruals	1,738	1,276
Accrued interest	1,478	1,665
Warranty reserve	1,216	805
Other accrued expenses	939	617
	$13,363	$9,815
Deferred revenues relate to amounts the Company collected under combined home sales and home services arrangements that include multiple performance obligations, but for which the Company has not fulfilled its obligation to the customer under the home services arrangement. These amounts are expected to be recognized as revenues within the next 18 months.
Changes in the Company’s warranty reserve during the quarters ended March 31, 2021 and 2020 are as follows (in 000s):
	March 31,
	2021	2020
Warranty reserve as of January 1,	$805	$527
Warranties issued	543	113
Payments and other adjustments	(132)	(12)
Warranty reserve as of March 31,	$1,216	$628

9.	Related party transactions
Construction management fees
The Company receives from its unconsolidated entities a base development fee for each project of 3% of total development costs for each property but excludes the acquisition price of the project, closing and finance costs, and the management fees the Company receives from the unconsolidated entity. The development fee is payable as construction costs are incurred. The Company received $0.1 million and $0.1 million for development fees for the quarters ended March 31, 2021 and 2020, respectively, and are included in Other income (loss) in the Condensed Consolidated Statements of Operations.
Asset management fees
The Company receives from its unconsolidated entity, LA Elevate Elite Homes Ventures, LLC (Elevate), a base asset management fee equal to 2.5% of the initially budgeted hard costs for each project, payable in installments as such budgeted hard costs are incurred.
The Company also receives an asset management fee from its Joint Venture Entity in an amount equal to 1.0% of the outstanding capital contributions.
Acquisition Fees
The Company earns an acquisition fee from its Joint Venture Entity in an amount equal to 1.0% of property acquired by the Joint Venture Entity.
Commissions
The Company entered into an exclusive sales listing agreement with Elevate whereby Elevate will pay the Company a listing commission totaling 5% of the sale price, if a third-party cooperating broker participates in the sale, or 4%, if no cooperating broker participates in the sale. If certain equity members of Elevate do not receive their preferred return upon the sale of each home, as defined in the related operating agreement, then one-half of the listing side commission payable to the Company for such sale shall be credited to Elevate at closing. The Company is responsible for paying the one-half portion of the buyer side commission, if a third-party cooperating broker is used. The Company did not receive any commissions from related parties for the three months ended March 31, 2021 and 2020.
Related party advances
The Company makes advances from time to time to its unconsolidated entities to cover operating expenses and construction costs in between loan draws. These advances are typically repaid upon the sale of the properties owned by the unconsolidated entities. The balance of advances due from the unconsolidated entities was $2.2 million and $0.9 million at March 31, 2021 and December 31, 2020, respectively.
10.	Mortgage notes payable
Acquisition, development and construction notes payable (“mortgage notes payable”) were $274.0 million and $298.6 million at March 31, 2021 and December 31, 2020, respectively and are secured by real estate projects with annual interest rates ranging from 6% to 9% with repayments through home closings. The maturity dates range from April 2021 to October 2022 with various extension options available beyond these dates, provided that certain conditions are satisfied.
The future minimum principal payments due on the mortgage notes payable at March 31, 2021 are as follows (in 000s):
Year Ending December 31,
2021	$220,434
2022	53,583
$274,017

11.	Lease obligations
The Company has non-cancelable operating leases for the various divisional offices. Rent expense under cancelable and non-cancelable operating leases totaled $0.3 million and $0.2 million for the quarters ended March 31, 2021 and 2020, respectively, presented in general and administrative expense in the Condensed Consolidated Statements of Operations. The table below shows the future minimum payments under non-cancelable operating leases at March 31, 2021 (in 000s).
Year Ending December 31,	Amount
Remaining 2021	$793
2022	738
2023	555
2024	572
2025	59
Thereafter	—
$2,717
12.	Commitments and contingencies
The Company’s commitments and contingencies include lawsuits and disputes that arise in the ordinary course of business, warranty obligations related to homes sold, and related agreements. Management believes there are no existing matters which will have a material adverse effect on the Company’s financial position or results of operations.
As an owner and developer of real estate, the Company is subject to various environmental laws of federal, state and local governments. Management is not aware of any environmental liability that could have a material adverse effect on the Company’s consolidated financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of real estate in the vicinity of the Company’s real estate and other environmental conditions of which management is unaware with respect to the real estate could result in future environmental liabilities.
13.	Segment information
The Company’s operations are organized into three reportable segments: the Southern California Division (with home sales and home services lines of business), the Northern California Division (with home sales line of business), and Pacific Northwest Division (with home sales line of business). In determining the most appropriate reportable segments, management considered similar economic and other characteristics, such as that home sales operations acquire and develop land and construct and sell single-family homes and home services operations build homes and manage construction on behalf of third-party property owners.
ASC 280 defines an operating segment as a component of a business entity that has each of the three following characteristics:
1)
The component engages in business activities from which it may recognize revenues and incur expenses (including startup operations and revenues and expenses relating to transactions with other components of the same entity);

2)
The operating results of the component are regularly reviewed by the entity’s chief operating decision maker (“CODM”) to assess the performance of the individual component and make decisions about resources to be allocated to the component; and

3)	Discrete financial information about the component is available.
Each geographic region engages in business activities from which they recognize revenues and incur expenses. Furthermore, discrete financial information about the geographic regions is available. In order to make key operating decisions, the CODM focuses on revenues, cost of sales, and gross margin by geographic region and line of business. Product-driven cash flow is reflected in the gross margin. The Company structures its business, prepares its annual business plan, and compensates executives in a manner consistent with how the CODM assesses performance and allocates resources (i.e., by geographic region and lines of business). Substantially all of the operating expenses are comprised of (i) selling expenses and (ii) general and administrative expenses. While selling expenses are directly impacted by revenues, substantially all of general and administrative expenses is payroll-related and is generally fixed. Accordingly, while included in the periodic financial reporting package, the CODM does not view operating expenses as a key measure of performance or to make operating decisions.
All reportable segments follow the same accounting policies as the Condensed Consolidated financial statements described in Notes 1 and 2. The following table shows, by reportable segment, revenues and cost of sales for its two lines of business for the quarters ended March 31, 2021 and 2020:
	March 31, 2021				March 31, 2020
	Southern California Division	Northern California Division	Pacific Northwest Division	Total	Southern California Division
Home Closings	29	10	1	40	10
Land Closings	3	2	2	7	—

Revenues
Home sales	$100,670	$37,513	$5,450	$143,633	$22,464
Home services	5,498	257	1,496	7,251	577
	106,168	37,770	6,946	150,884	23,041

Cost of sales
Home sales	92,468	29,913	4,278	126,659	20,218
Home services	4,241	61	952	5,254	455
	96,709	29,974	5,230	131,913	20,673

Gross profit
Home sales	8,202	7,600	1,172	16,974	2,246
Home services	1,257	196	544	1,997	122
	$9,459	$7,796	$1,716	$18,971	$2,368
14.	Stock-based compensation
In connection with the closing of the Purchase Agreement on February 6, 2018, the Company granted to four executives 100 units of Class B interests that include certain participation rights in distributions from profits of the Company. Per the Company’s operating agreement, participation of the Class B interests is subordinated to both Class A and Class C interests. The Class B interests contain both service and performance vesting conditions, with vesting accelerating upon a qualifying IPO or sale event during the grantee’s employment or within six months following the grantee’s termination of employment. The awards do not require payment of consideration from the grantees either pre- or post-vesting. The award agreements contain no repurchase features. During 2018 and 2019, the grantees of these awards allocated a portion of their interests to certain other executives in the Company, with the new awards containing similar terms and conditions, and certain of the new awards also containing a vesting condition dependent on the achievement of specified geographical financial targets.
Forfeited awards are reallocated among the original four grantees of Class B interests, based on their pro-rata interests, to be accounted for as modifications. Because the awards contain predominantly equity characteristics, the Company concludes they are subject to the provisions of ASC Topic 718, Compensation – Stock Compensation (“ASC 718”).
Furthermore, these awards are classified as equity awards under ASC 718 because the Company has the intent and ability to settle them in its shares.
ASC 718 requires all entities to apply a fair value-based measurement method in accounting for share-based compensation transactions with employees. ASC 718 requires that the cost resulting from all share-based compensation transactions be recognized in the Company’s Condensed Consolidated financial statements.

The Company did not record any compensation cost for the quarters ended March 31, 2021 and 2020 because the performance condition is not probable of vesting as of the grant and modification date.
15.	Subsequent events
Subsequent to March 31, 2021, and through the date the Company performed its evaluation of subsequent events, the Company received capital contributions of $5.2 million.
Subsequently through June 30, 2021, the Company has fully paid $52.2 million of the mortgage notes payable outstanding and the remaining mortgage notes payable balance of $221.8 million has various maturity dates through the remainder of the 2022 year.
The Company performed an evaluation of subsequent events through July 12, 2021, which is the date these Condensed Consolidated Financial Statements were approved for issuance, and has determined that there are no other subsequent events that require disclosure in these Condensed Consolidated Financial Statements.

Report of independent registered public accounting firm
To the Members and the Board of Managers of Thomas James Homes, LLC
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Thomas James Homes, LLC (the “Company”) as of December 31, 2020, the related consolidated statements of operations, members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2021.
Irvine, California
July 12, 2021

Report of independent registered public accounting firm
To the Manager and Members
Thomas James Homes, LLC
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Thomas James Homes, LLC and subsidiaries (the “Company”) as of December 31, 2019, and the related consolidated statements of operations, members’ equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019, and the consolidated results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Haskell & While LLP
HASKELL & WHITE LLP
We have served as the Company’s auditor since 2018.
Irvine, California
June 10, 2021

Thomas James Homes, LLC

Consolidated balance sheets
December 31, 2020 and 2019
(in thousands)
	2020	2019
Assets

Assets
Cash and cash equivalents	$14,474	$1,561
Restricted cash	1,587	—
Real estate inventory	456,808	296,495
Intangible assets, net	1,853	2,008
Goodwill	27,606	27,606
Investment in unconsolidated joint ventures	15	141
Due from related parties	884	3,580
Other assets	5,894	1,950
Total assets	$509,121	$333,341

Liabilities and members’ equity

Liabilities
Accounts payable	$5,718	$1,798
Accrued expenses and other liabilities	9,815	3,677
Distributions and losses in excess of investment in unconsolidated joint ventures	351	160
Mortgage notes payable	298,601	190,279
Total liabilities	314,485	195,914

Commitments and contingencies (Note 12)

Members’ equity
Class A interest	224,776	152,511
Class C interests	7,574	7,574
Accumulated deficit	(37,714)	(22,658)
Total members’ equity	194,636	137,427
Total liabilities and members’ equity	$509,121	$333,341
See accompanying notes to Consolidated Financial Statements.

Thomas James Homes, LLC

Consolidated statements of operations
For the years ended December 31, 2020 and 2019
(in thousands)
	2020	2019
Revenues
Home sales	$182,121	$183,035
Home services	8,624	—
	190,745	183,035
Cost of sales
Home sales	161,421	166,653
Impairment of real estate inventory	114	6,774
Home services	6,783	—
	168,318	173,427
Gross profit
Home sales	20,586	9,608
Home services	1,841	—
	22,427	9,608
Operating expenses
Sales and marketing	12,280	10,996
General and administrative	24,902	17,063
Total operating expenses	37,182	28,059
Operating loss	(14,755)	(18,451)

Other (loss) income	(22)	1,269
Equity (loss) of unconsolidated joint ventures	(279)	(69)
Net loss	$(15,056)	$(17,251)
See accompanying notes to Consolidated Financial Statements.

Thomas James Homes, LLC

Consolidated statements of changes in members’ equity
For the years ended December 31, 2020 and 2019
(in thousands)
	Class A Interest	Class C Interests	Accumulated Deficit	Total
Balance, December 31, 2018	$86,536	$7,574	$(5,407)	$88,703
Contributions	65,975	—	—	65,975
Net loss	—	—	(17,251)	(17,251)

Balance, December 31, 2019	152,511	7,574	(22,658)	137,427
Contributions	72,265	—	—	72,265
Net loss	—	—	(15,056)	(15,056)

Balance, December 31, 2020	$224,776	$7,574	$(37,714)	$194,636
See accompanying notes to Consolidated Financial Statements.

Thomas James Homes, LLC

Consolidated statements of cash flows
For the years ended December 31, 2020 and 2019
(in thousands)
	2020	2019
Operating Activities:
Net loss	$(15,056)	$(17,251)
Adjustments to reconcile net loss to net cash used in operating activities
Equity loss in unconsolidated joint ventures	279	69
Depreciation and amortization	214	247
Impairment of real estate inventory	114	6,774
Changes in operating assets and liabilities:
Real estate inventory	(160,427)	(117,116)
Other assets	(4,003)	(1,468)
Due from related parties	2,696	(651)
Accounts payable	3,920	(37)
Accrued expenses and other liabilities	6,138	(1,818)
Net cash used in operating activities	(166,125)	(131,251)

Investing Activities:
Contributions to unconsolidated joint ventures	(173)	(281)
Distributions of capital from unconsolidated joint ventures	211	183
Net cash provided by (used in) investing activities	38	(98)

Financing Activities:
Advances of mortgage notes payable	226,137	190,476
Repayments of mortgage notes payable	(117,815)	(132,844)
Contributions from members	72,265	65,975
Net cash provided by financing activities	180,587	123,607
Net increase (decrease) in cash and cash equivalents and restricted cash	14,500	(7,742)

Cash and cash equivalents and restricted cash as of:
Beginning of the year	1,561	9,303
End of the year	$16,061	$1,561

Supplemental disclosure of cash flow information:
Cash paid for interest, net of amount capitalized	$—	$—
See accompanying notes to Consolidated Financial Statements.

Thomas James Homes, LLC

Notes to financial statements
1.	Organization and basis of presentation
Organization
Thomas James Homes, LLC (the “Company”), a Delaware limited liability company, was formed on January 23, 2018 by Westside Builder Grand Avenue Partners, LLC (“Oaktree”). The Company and its subsidiaries are a technology-driven urban single-family housing disruptor primarily engaged in homebuilding operations, land development, land entitlement and other real estate related activities.
On February 6, 2018, pursuant to the asset purchase agreement (“Purchase Agreement”), the Company acquired substantially all the assets of Thomas James Capital Homes, LLC. Also, on February 6, 2018, the operating agreement was amended and restated primarily for the purposes of defining from the Purchase Agreement the acquisition of certain assets of Thomas James Capital Homes, LLC and creating multiple categories of ownership interests. As of December 31, 2020, and 2019, Oaktree represents the sole holder of the Class A interest. Class C interests are held by certain employees of the Company and their affiliates.
Basis of presentation
The Consolidated Financial Statements include the accounts of the Company, entities that are variable interest entities (“VIEs”) wherein the Company is deemed to be the primary beneficiary, entities controlled by the Company through its direct or indirect ownership of a majority interest and any other entities in which the Company has a controlling financial interest. All significant intercompany accounts have been eliminated upon consolidation.
The accompanying Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).
Certain reclassifications to previously reported financial information have been made to conform to the current period presentation.
2.	Summary of significant accounting policies
Use of estimates
The preparation of the Company’s financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of commitments and contingencies at the consolidated balance sheet date and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could materially differ from these estimates.
ASC Topic 280, Segment Reporting (“ASC 280”) establishes standards for the manner in which public enterprises report financial information about operating segments. The Company’s reportable operating segments are Southern California division and Northern California division for the year ended December 31, 2020 and Southern California division for the year ended December 31, 2019 (see Note 13).
In March 2020, the World Health Organization declared the novel strain of coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. The COVID-19 pandemic and associated measures to reduce its spread have caused disruptions to the operations of the Company and its suppliers and customers. The disruptions to the Company include its construction and sales operations in the markets in which it operates. Management continues to monitor the impact that the COVID-19 pandemic is having on the Company, the overall real estate construction industry, and the economies and markets in which the Company operates. Further, management continues to evaluate how COVID-19-related circumstances, such as remote work arrangements, have affected financial reporting processes. While the circumstances have presented and are expected to continue to present challenges, at this time, management does not believe that COVID-19 has had a material impact on financial reporting processes. While management cannot reasonably estimate the duration or continued impact of this pandemic, an extended economic slowdown in the U.S. could materially impact the Company’s consolidated financial position, results of operations, and cash flows in the future.
To the extent that the Company’s customers and suppliers continue to be significantly and adversely impacted by COVID-19, this could reduce the availability, or result in delays, of materials or supplies to or from the Company, which in turn could significantly interrupt the Company’s business operations. Such impacts could grow and become more significant to the Company’s operations and the Company’s liquidity or financial position. Therefore, given the speed and frequency of continuously evolving developments with respect to this pandemic, the Company cannot reasonably estimate the magnitude or the full extent to which COVID-19 may impact the Company’s results of operations, liquidity, or financial position.
Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.
The Company maintains cash balances at financial institutions that are in excess of the Federal Deposit Insurance Corporation insurance coverage limits. Management believes that the Company is not exposed to any significant credit risk with respect to its cash and cash equivalents.
Restricted Cash
Restricted cash represents interest reserves held by a third party assigned by the bank. Interest is drawn from this restricted account by the bank when interest is due. The following table provides a reconciliation of the components of cash and cash equivalents and restricted cash reported in the Company’s Consolidated Balance Sheets to the total of the amount presented in the Consolidated Statements of Cash Flows:
	2020	2019
Cash and cash equivalents	$14,474	$1,561
Restricted cash	1,587	—
	$16,061	$1,561
Real estate inventories and cost of sales
In accordance with ASC Topic 360, Property, Plant and Equipment (“ASC 360”), real estate inventories are stated at cost less valuation adjustments, as applicable. Costs include direct and indirect land costs, and construction costs, as well as applicable carrying charges (principally interest and property taxes) which are capitalized to active projects under development. Selling costs are expensed as incurred. Cost of sales for homes includes the estimated total construction costs of each home at completion, land purchase and acquisition costs, and lot improvement costs.
The Company reviews each real estate project on a quarterly basis or whenever indicators of impairment exist. Indicators of impairment include, but are not limited to, significant decreases in local housing market values and selling prices of comparable homes, significant decreases in gross margins or sales absorption rates, costs significantly in excess of budget, and actual or projected cash flow losses. When a project is determined to be impaired, the related carrying value is written down to its estimated fair value in accordance with ASC Topic 820, Fair Value Measurement (“ASC 820”).
The Company determines that impairment exists when the future undiscounted cash flows estimated to be generated by the project, less selling costs, are less than the carrying amount of the project. When a project is determined to be impaired, the Company uses a discounted cash flow methodology to estimate the fair value. The estimation of fair value requires a substantial degree of judgement and is inherently uncertain since it requires estimates of current market yields as well as future events and conditions. Such future events and conditions include economic and market conditions, the availability of suitable financing to fund development and construction activities, as well as credit availability for homebuyers. The realization of the Company’s investments in real estate projects is dependent upon future uncertain events and conditions and, accordingly, the actual timing and amounts realized by the Company may be materially different from the fair values estimated.

During 2020 and 2019, management recognized impairment losses of $0.1 million and $6.8 million on two and 21 homes, respectively, which are included in the cost of sales expense line item in the accompanying Consolidated Statements of Operations.
The Company capitalizes interest costs related to qualifying assets in accordance ASC Subtopic 835-20, Interest – Capitalization of Interest (“ASC 835-20”), until the qualify asset is substantially completed and is ready for sale to a customer. Interest capitalized to real estate inventories is included in cost of sales as related homes or lots are sold.
Fair Value Disclosures
ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date and requires assets and liabilities carried at fair value to be classified and disclosed in the following three categories:
Level 1 - Quoted prices for identical instruments in active markets
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are inactive; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets at measurement date
Level 3 - Valuations derived from techniques where one or more significant inputs or significant value drivers are unobservable in active markets at measurement date
The Company considers the carrying value of cash and cash equivalents, restricted cash, contracts and accounts receivable, accounts payable, mortgage notes payable, and accrued expenses and other liabilities to approximate the fair value of these financial instruments based on the short duration between origination of the instruments and their expected realization. The fair value of amounts due from affiliates is not determinable due to the related party nature of such amounts.
Revenue recognition
Impact of transition
The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) and ASC Subtopic 340-40, Other Assets and Deferred Costs – Contracts with Customers (“ASC 340-40”) using the modified retrospective approach. Adoption of ASC 606 and ASC 340-40 as of January 1, 2020 did not have a material impact on the Company’s financial statements. The Company’s financial results as of and for the year ended December 31, 2019 are not adjusted for the adoption of ASC 606 and ASC 340-40 and are reported under ASC Topic 605, Revenue Recognition (“ASC 605”). Under ASC 605, the Company recognizes revenues from Home Sales when the Company transfers control of the asset to the customer, which occurs at escrow closing on the contractually specified asset, when title has passed, adequate initial and continuing investment by the customer is received, possession and other attributes of ownership have been transferred to the customer, and the Company is not obligated to perform significant additional activities under the applicable purchase contract after escrow closing and delivery.
In accordance with ASC 606, the Company has two revenue streams: Home Sales and Home Services. The Company applies the five-step model prescribed under ASC 606 in recognizing revenues: (1) identify the contract(s) with the customer; (2) identify the performance obligation(s) in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligation(s) in the contract; and (5) recognize revenues when (or as) the Company satisfies the performance obligation(s). The Company calculates the incremental costs to obtain a contract in accordance with ASC 340-40.
Home sales
Revenues from Home Sales are recognized when the Company transfers control of the asset to the customer, which occurs at escrow closing on the contractually specified asset, when title has passed, adequate consideration by the customer is received, possession and other attributes of ownership have been transferred to the customer, and the Company is not obligated to perform significant additional activities under the applicable purchase contract after escrow closing and delivery. Home Sales arrangements consist of a single performance obligation, which is satisfied when the customer has provided sufficient initial and continuing investment, and all other revenue recognition criteria have been met, on the date of escrow closing. Home Sales revenues includes the base sales price, purchased options and upgrades, if any, and other adjustments due to variable consideration, primarily sales price incentives and credits offered at escrow closing, and does not include taxes assessed by a governmental authority. The Company does not offer returns or refunds. The profit the Company records is based on the calculation of cost of sales, which is dependent on the Company’s allocation of costs, as described in more detail in the section entitled “Real Estate Inventories and Cost of Sales.”
Entering into an arrangement with the customer results in the Company incurring certain costs that would not have been incurred had the contract not been obtained, generally comprising sales commissions. In accordance with ASC 340-40, the Company presents sales commissions payable on escrow closing for Home Sales transactions as sales and marketing expense in its Consolidated Statement of Operations because the typical length of the customer relationship period is 12 months or less.
Home services
Revenues from Home Services are recognized over time as services are provided to the customer, including processing and approval of bids, construction management, and delivery of a completed home with a certificate of occupancy. Homes Services arrangements generally consist of a single performance obligation and the transaction price generally consists of the base contract price, purchased options and upgrades, if any, and adjustments due to variable consideration, primarily sales price incentives, and does not include taxes assessed by a governmental authority. The Company includes the estimated amount of variable consideration to which it will be entitled only to the extent it is probable that a significant reversal in the amount of cumulative revenues will not occur when any uncertainty associated with the variable consideration is subsequently resolved. The Company generally collects payment from the customer over time as it submits a periodic draw package for approval and payment to either the customer or the customer’s third-party lender. The Company measures its progress toward complete satisfaction of the performance obligation based on the percentage-of-completion based on construction costs incurred, adjusting for cost overruns, because the fee is earned based on construction costs incurred. The Company recognizes revenues based on this measure of progress and generally does not offer returns or refunds.
Certain arrangements may include multiple legal contracts with a customer at or around the same time including the (i) transfer of land title to the customer and (ii) sale of construction services to build on the land that was sold. The Company applies the contract combination guidance in ASC 606 to these arrangements because the contracts are negotiated at or near the same time with the same customer and as a package with a single commercial objective (i.e., construct a home on the land). These arrangements are treated as one contract and contain two performance obligations. The Company allocates the transaction price in these arrangements based on the relative standalone selling price (“SSP”) of each performance obligation. The Company establishes pricing using a combination of observable and estimated inputs. Revenue are recognized as the Company transfers control of the goods or services to the customer, with the transaction price allocated to the land title performance obligation presented as Home Sales revenues. The Company generally does not offer returns or refunds in these arrangements. In these arrangements, contract liabilities (deferred revenues) include customer payments the Company has not yet recognized as revenues in order to meet the allocation objective in ASC 606. The Company expects to recognize these amounts as revenues as it transfers control of the goods or services to the customer related to the home construction, generally up to 18 months.
Sales and marketing expense
In accordance with ASC 340-40, sales commissions payable for the portion of the transaction price attributable to the homesite underlying the Home Services business is capitalized within other assets in the Company’s accompanying Consolidated Balance Sheet and amortized to sales and marketing expense in the Company’s accompanying Consolidated Statement of Operations using the same pattern as the corresponding revenue recognition, given the typical length of the customer relationship period is greater than 12 months. All other sales and marketing costs, such as commissions and advertising, are expensed as incurred.

Variable interest entities and investments in unconsolidated joint ventures
The Company participates in joint ventures from time to time that conduct land acquisition, land development and/or other homebuilding activities in various markets where its homebuilding operations are located. The Company’s investments in these joint ventures may create a variable interest in a VIE, depending on the contractual terms and substance of the arrangement.
Pursuant to ASC Topic 810, Consolidation (“ASC 810”), and subtopics related to the consolidation of VIEs, management analyzes the Company’s joint ventures under the variable interest model to determine if such are required to be consolidated in the Consolidated Financial Statements. The accounting standard requires a VIE to be consolidated by a company if that company is determined to be the primary beneficiary. The primary beneficiary is the entity that has (1) the power to direct the activities that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses of and rights to receive the returns from the VIE that could be significant to the VIE.
For the year ended December 31, 2020, the Company determined one of the joint ventures is a VIE and should be consolidated. In December 2020, the Company and another party formed a joint venture to acquire, construct, and rent residential real estate on the West coast (the “Joint Venture Entity”). The capital structure is designed for the Company and the joint venture partner to hold 10% and 90% of the equity interests, respectively, with the parties sharing the potential economic risks and rewards consistent with the respective percentage interests. In December 2020, the Company sold nine partially constructed properties for a total sales price of $20.4 million to the Joint Venture Entity. While the Company transferred legal title of the properties in the sale, it retained the third-party debts secured by the properties until the Joint Venture Entity either assumed or refinanced the debts. Prior to the Joint Venture Entity refinancing the debts, the Joint Venture Entity had the unilateral ability to return the nine partially constructed properties to the Company if the Company’s third-party lender were to call the debts prior to maturity. The Company did not collect any of the proceeds on the sale of the properties as of December 31, 2020, because the Joint Venture Entity was thinly capitalized as neither partner had contributed capital as of December 31, 2020. Given these facts and circumstances, the Company concluded the Joint Venture Entity is a VIE and, since the Company held the only variable interest in the Joint Venture Entity through the sale of the nine partially constructed properties and it held the third-party debts secured by these properties, the Company is considered the primary beneficiary as of December 31, 2020. Accordingly, management has consolidated the Joint Venture Entity in the Company’s Consolidated Financial Statements as of December 31, 2020, the assets and liabilities of which consist of the nine partially constructed properties and accounts payable due to the Company in the amount of $20.4 million. Refer to the subsequent events footnote for activities and the reconsideration event related to the Joint Venture Entity.
Under the Joint Venture Entity operating agreement, the Company earns three types of fees: asset management, acquisition, and construction fees. Because no substantive services were rendered and management consolidated the Joint Venture Entity as of December 31, 2020, management did not recognize revenues related to these fees.
For the years ended December 31, 2020, and 2019, the Company’s remaining investments in its joint ventures are not VIEs and are accounted for as equity method investments. The Company shares in the earnings (losses) of these unconsolidated joint ventures generally in accordance with the respective equity interests. To the extent distributions and losses are in excess of the Company’s investment in joint ventures that are not VIEs, the Company presents such investments as a liability in the Consolidated Financial Statements.
Income taxes
The Company is a registered limited liability company and is a pass-through entity for income-tax purposes; as such, no provision has been made in the accompanying Consolidated Financial Statements for income taxes, as each member is individually responsible for reporting its respective share of the Company’s income or loss.
The Company is currently not under income tax examination by any taxing agency, nor has it been assessed interest or penalties by any major tax jurisdiction, and it currently is unaware of any pending examinations by such agencies. The Company has performed this evaluation for all open tax years through December 31, 2020. The Company files limited liability company returns for income in California. Based on its evaluation under ASC Topic 740, Income Taxes (“ASC 740”), the Company determined that it did not have any material uncertain tax positions as of December 31, 2020 and 2019.

Property and equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. Property and equipment are included in other assets in the accompanying Consolidated Balance Sheets.
Warranty reserves
When delivering a home, the Company provides customers with a limited warranty of one year covering deficiencies in the fit and finish components and another warranty of ten years covering structural defects or failures. The Company maintains a strategy of being active in addressing warranty claims through its customer service department. This approach allows the Company to remain connected with its client homeowners, provide maintenance advice, fix problems as they arise and prevent future defects from occurring, while maintaining high-level customer service consistent with its brand promise. The Company estimates the costs that may be incurred under each limited warranty and records a liability in the amount of such costs at the time the revenue associated with the delivery of each home is recognized. In addition, the Company covers other structural defects or failures through insurance in place where it is subject to the respective warranty statutes in the jurisdiction where the Company conducts business, which ranges up to ten years for latent construction defects. Factors that affect the Company’s warranty liability include the number of homes delivered, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.
Warranty reserves are included in accrued expenses and other liabilities in the Consolidated Balance Sheets and adjustments to warranty reserves are recorded as an increase or reduction to homebuilding and home services costs of sales in the Consolidated Statements of Operations.
Goodwill
As discussed in Note 1, on February 6, 2018, pursuant to the Purchase Agreement the Company acquired substantially all of the assets of Thomas James Capital Homes, LLC, which the Company accounted for as a business acquisition in ASC Topic 805, Business Combinations (“ASC 805”). The allocation of the consideration to the net tangible and intangible assets acquired and liabilities assumed at fair value created goodwill of $27.6 million. Goodwill is not amortized and is tested for impairment at least annually, or whenever events or changes in circumstances indicate the carrying amount of the asset may be impaired as required by ASC Topic 350, Intangibles – Goodwill and Other (“ASC 350”). The annual impairment test is performed as of October 1 each year. Significant judgment is involved in determining if an indicator of impairment has occurred. The Company may consider indicators such as deterioration in general economic conditions, adverse changes in the markets in which the reporting unit operates, increases in input costs that have negative effects on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others.
The Company may first review for goodwill impairment by assessing qualitative factors to determine whether any impairment may exist. If the Company concludes, based on the qualitative assessment, that it is more likely than not that the fair value is less than its carrying amount (or if the Company elects to skip the optional qualitative assessment), the Company is required to perform a quantitative impairment test, which includes measuring the fair value and comparing it to the carrying amount. If the estimated fair value exceeds its carrying value, goodwill is not impaired. If the carrying value exceeds its fair value, the Company must record an impairment loss for the amount that the carrying value, including goodwill, exceeds the estimated fair value.
ASC 350, as amended, simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment testing. An entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The Company early adopted ASU 2017-04 in 2018. The Company’s early adoption of this guideline did not have a material effect on the Company’s Consolidated Financial Statements.
An impairment test was performed for 2020 and 2019, and it was determined that goodwill was not impaired as of December 31, 2020 and 2019.
Intangible and long-lived assets
The cost of intangible assets with determinable lives is amortized to reflect the pattern of economic benefits consumed, on a straight-line basis, over the estimated periods benefited. Long-lived tangible and intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the assets with the estimated undiscounted future cash flows associated with them. Should the review indicate that an asset is not recoverable, the Company’s carrying value of the asset would be reduced by the estimated shortfall to its fair value. There were no impairments of intangible and long-lived assets at December 31, 2020 and 2019.
Recently issued accounting standards
In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). Under ASU 2016-02, lessees will be required to recognize the following for all leases (subject to application of certain practical expedients) at the commencement date: a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Considering the delay in the required adoption date for the guidance, the new guidance is effective for the Company beginning in 2022. Early application is permitted. Adoption of ASU 2016-02 is not expected to have a material impact on the Company’s Consolidated Financial Statements.
In June 2016, the FASB issues ASU No. 2016-13, Financial Instruments - Credit Losses (“ASU 2016-13”). In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326: Financial Instruments - Credit Losses (“ASU 2018-19”),, which provides supplemental guidance and clarification to ASU 2016-13 and must be adopted concurrently. The pronouncement revises the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. The guidance is effective for the Company beginning in the first quarter of fiscal year 2023 with early adoption permitted. Adoption of ASU 2016-13 and ASU 2018-19 is not expected to have a material impact on the Company’s Consolidated Financial Statements.
3.	Real estate inventories
Real estate inventories consist of the following as of December 31, 2020 and 2019 (in 000s):
	2020	2019
Homes under development	$380,472	$266,962
Completed homes	76,336	29,533
	$456,808	$296,495
Interest is capitalized to real estate projects during the period of development and construction in accordance with ASC 835-20. Interest capitalized is included in cost of sales as related homes or homesites are sold. Qualified assets consist of homes under construction, excluding finished unsold homes.
For the years ended December 31, 2020 and 2019, the Company incurred and capitalized to real estate projects interest costs of $20.0 million and $12.0 million, respectively. Accrued interest payable as of December 31, 2020 and 2019 totaled $1.7 million and $1.0 million, respectively. Interest costs included in cost of sales was $11.3 million and $14.6 million for the years ended December 31, 2020 and 2019, respectively.

4.	Intangible assets
Intangible assets include trade name acquired and consisted of the following on December 31, 2020 and 2019 (in 000s):
	2020	2019
Trade name	$2,300	$2,300
Less: accumulated amortization	(447)	(292)
Intangible assets, net	$1,853	$2,008
Amortization expense is included in General and administrative expense in the Consolidated Statements of Operations. The estimated useful life of trade name is 15 years.
Estimated future amortization expense for the remaining net book value of the trade name at December 31, 2020 for the next five fiscal years ending December 31 and thereafter, is presented in the table below (in 000s).
Year Ending December 31	Amount
2021	$153
2022	153
2023	153
2024	153
2025	153
Thereafter	1,088
$1,853
5.	Investment in unconsolidated joint ventures
The Company has investments in three joint ventures that are accounted for as investments in unconsolidated joint ventures under the equity method of accounting. The Company recorded equity losses from investments in unconsolidated joint ventures of $0.3 million and $0.1 million for the years ended December 31, 2020 and 2019, respectively, which is reflected in the accompanying Consolidated Statements of Operations.
Following is a combined summary of the financial position and results of operations of the unconsolidated joint ventures (data shown is presented at 100-percent of the unconsolidated joint venture level and in 000s) as of and for the years ended December 31, 2020 and 2019:
	2020	2019
Total assets	$26,373	$29,618
Total liabilities	14,708	16,820

Company's equity	(336)	(19)
Other partners' equity	12,001	12,817
Total equity	11,665	12,798

Revenues	$7,027	$61,760
Cost of sales and expenses	7,296	61,420
Net (loss) income of unconsolidated joint ventures	(269)	340
Equity in (loss) from unconsolidated joint ventures	(279)	(69)

6.	Other assets
Other assets consist of the following as of December 31, 2020 and 2019 (in 000s):
	2020	2019
Miscellaneous receivables	$3,942	$132
Property and equipment, net	562	371
Property purchase deposits	511	862
Prepaid expenses	343	58
Material inventory	288	334
Security deposits	248	193
	$5,894	$1,950
Miscellaneous receivables generally comprise unbilled receivables due from customers related to home services provided as of December 31, 2020, and are expected to be billed and collected once the related home services are performed, generally within one quarter. Management believes that the Company is not exposed to any significant credit risk with respect to its miscellaneous receivables. Depreciation expense related to property and equipment, net is included in general and administrative expense in the Consolidated Statements of Operations.
7.	Contract assets and liabilities
The following table summarizes the Company’s contract assets and liabilities (in 000s):
Contract Assets
Balance as of January 1, 2020	$ —
Costs to obtain a contract capitalized	69
Balance as of December 31, 2020	$ 69
Contract Liabilities
Balance as of January 1, 2020	$—
Revenues deferred	809
Revenues recognized	(59)
Balance as of December 31, 2020	$750
Contract assets are presented in other assets in the accompanying Consolidated Balance Sheet (see Note 6). Contract liabilities (deferred revenues) are presented in accrued expenses and other liabilities in the accompanying Consolidated Balance Sheet (see Note 8).
8.	Accrued expenses and other liabilities
Accrued expenses and other liabilities consist of the following as of December 31, 2020 and 2019 (in 000s):
	2020	2019
Customer deposits	$2,673	$706
Accrued compensation	2,029	959
Accrued interest	1,665	1,062
Home construction accruals	1,276	262
Warranty reserve	805	527
Deferred revenues	750	—
Other accrued expenses	617	161
	$9,815	$3,677

Deferred revenues relate to cash amounts the Company collected under combined homesite sales and home services arrangements that include multiple performance obligations, but for which the Company has not fulfilled its obligation to the customer under the home services contract. These amounts are expected to be recognized as revenues within the next 18 months.
Changes in the Company’s warranty reserve during the years ended December 31, 2020 and 2019 are as follows (in 000s):
	2020	2019
Warranty reserve as of January 1,	$527	$409
Warranty provision	884	902
Payments and other adjustments	(606)	(784)
Warranty reserve as of December 31,	$805	$527
9.	Related party transactions
Construction management fees
The Company receives from its unconsolidated joint ventures a base development fee for each project of 3% of total development costs for each project but excludes the acquisition price of the project, closing and finance costs, and the asset management fees the Company receives from the unconsolidated joint venture. The development fee is payable as construction costs are incurred. The Company received $0.1 million and $0.3 million for development fees for the years ended December 31, 2020 and 2019, respectively, which are included in other income (loss) in the accompanying Consolidated Statements of Operations.
Asset management fees
The Company receives from its unconsolidated joint venture, LA Elevate Elite Homes Ventures, LLC (“Elevate”), a base asset management fee equal to 2.5% of the initially budgeted hard costs for each project, payable in installments as such budgeted hard costs are incurred. The Company received $0 and $0.1 million in asset management fees for the years ended December 31, 2020 and 2019, respectively and such amounts are included in other income in the Consolidated Statements of Operations.
Commissions
The Company entered into an exclusive sales listing agreement with Elevate whereby Elevate will pay the Company a listing commission totaling 5% of the sale price, if a third-party cooperating broker participates in the sale, or 4%, if no cooperating broker participates in the sale. If certain equity members of Elevate do not receive their preferred return upon the sale of each home, as defined in the related operating agreement, then one-half of the listing side commission payable to the Company for such sale shall be credited to Elevate at closing. The Company is responsible for paying the one-half portion of the buyer side commission if a third-party cooperating broker is used. The Company earned $0 and $0.1 million in commissions for the years ended December 31, 2020 and 2019, respectively, presented in other income (loss) in the accompanying Consolidated Statements of Operations.
Related party advances
The Company makes advances from time to time to its unconsolidated joint ventures to cover operating expenses and construction costs in between loan draws. These advances are typically repaid upon the sale of the properties owned by the unconsolidated joint ventures. The balance of advances due from the unconsolidated joint ventures was $0.9 million and $3.6 million at December 31, 2020 and 2019, respectively, and is presented in due from related parties in the accompanying Consolidated Balance Sheets.
Construction contract
The Company entered into a home services arrangement with a related party to construct a new home on the related party’s homesite. The Company recognized revenues of $1.0 million and cost of sales of $1.0 million for the year ended December 31, 2020.

10.	Mortgage notes payable
Acquisition, development and construction notes payable (“mortgage notes payable”) were $298.6 million and $190.3 million at December 31, 2020 and 2019, respectively, and are secured by real estate projects with annual interest rates ranging from 6% to 9% with repayments through home closings at escrow. The maturity dates range from January 2021 to June 2022 with various extension options available beyond these dates as contractually allowable, provided that certain conditions are satisfied. Mortgage notes payable do not contain debt covenants.
The future minimum principal payments due on the mortgage notes payable at December 31, 2020 are as follows (in 000s):
Year Ending December 31,
2021	$266,605
2022	31,996
$298,601
11.	Lease obligations
The Company has non-cancelable operating leases for the various corporate and divisional offices. Rent expense under cancelable and non-cancelable operating leases totaled $1.2 million and $0.6 million for the years ended December 31, 2020 and 2019, respectively, which is presented in general and administrative expense in the accompanying Consolidated Statements of Operations. The table below shows the future minimum payments under non-cancelable operating leases at December 31, 2020 (in 000s).
Year Ending December 31,	Amount
2021	$1,033
2022	738
2023	555
2024	572
2025	59
Thereafter	—
$2,957
12.	Commitments and contingencies
The Company’s commitments and contingencies include lawsuits and disputes that arise in the ordinary course of business and warranty obligations related to homes delivered. Management believes there are no existing matters that are likely to have a material adverse effect on the Company’s financial position or results of operations.
As an owner and developer of real estate, the Company is subject to various environmental laws of federal, state and local governments. Management is not aware of any environmental liability that could have a material adverse effect on the Company’s consolidated financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of real estate in the vicinity of the Company’s real estate and other environmental conditions of which management is unaware with respect to the real estate could result in future environmental liabilities.
13.	Segment information
The Company’s operations are organized into two reportable segments: Southern California division (with home sales and home services lines of business) and Northern California division (with home sales line of business). In determining the most appropriate reportable segments, the Company considered similar economic and other characteristics, such as that the home sales operations acquire and develop land and construct and sell single-family homes and the home services operations build homes and manage construction on behalf of third-party property owners.

ASC 280 defines an operating segment as a component of a business entity that has each of the three following characteristics:
1)
The component engages in business activities from which it may recognize revenues and incur expenses (including startup operations and revenues and expenses relating to transactions with other components of the same entity);

2)
The operating results of the component are regularly reviewed by the entity’s chief operating decision maker (“CODM”) to assess the performance of the individual component and make decisions about resources to be allocated to the component; and

3)	Discrete financial information about the component is available.
Both geographic regions engage in business activities from which they recognize revenues and incur expenses. Furthermore, discrete financial information about the geographic regions is available. In order to make key operating decisions, the CODM focuses on revenues, cost of sales, and gross margin by geographic region and line of business. Product-driven cash flow is reflected in the gross margin. The Company structures its business, prepares its annual business plan, and compensates executives in a manner consistent with how the CODM assesses performance and allocates resources (i.e., by geographic region and lines of business). Substantially all of the operating expenses are composed of (i) selling expenses and (ii) general and administrative expenses. While selling expenses correspond directly with revenues, substantially all of the general and administrative expenses are payroll-related and are generally fixed. Accordingly, while included in the periodic financial reporting package, the CODM does not view operating expenses as a key measure of performance or to make operating decisions.
All reportable segments follow the same accounting policies as the Company’s Consolidated Financial Statements described in Notes 1 and 2. The following table shows, by reportable segment, revenues and cost of sales for its two lines of business for 2020 and 2019:
	2020			2019
	Southern California Division	Northern California Division	Total	Southern California Division
Revenues
Home sales	$148,847	$33,274	$182,121	$183,035
Home services	8,461	163	8,624	—
	157,308	33,437	190,745	183,035

Cost of sales
Home sales	134,175	27,246	161,421	166,653
Impairment of real estate inventory	114	—	114	6,774
Home services	6,783	—	6,783	—
	141,072	27,246	168,318	173,427

Gross profit
Home sales	14,558	6,028	20,586	9,608
Home services	1,678	163	1,841	—
	$16,236	$6,191	$22,427	$9,608
14.	Stock-based compensation
In connection with the closing of the Purchase Agreement on February 6, 2018, the Company granted to four employees 100 units of Class B interests that include certain participation rights in distributions from profits of the Company. Under the Company’s operating agreement, participation of the Class B interests is subordinated to both Class A and Class C interests. The Class B interests contain both service and performance vesting conditions, with vesting accelerating upon a qualifying IPO or sale event during the grantee’s employment or within six months following the grantee’s termination of employment. The awards do not require payment of consideration from the grantees either pre- or post-vesting. The award agreements contain no repurchase features. During 2018 and 2019, the grantees of these awards allocated a portion of their interests to certain other employees in the Company, with the new awards containing similar terms and conditions, and certain of the new awards also containing a vesting condition dependent on the achievement of specified geographical financial targets.
Forfeited awards are reallocated among the original four grantees of Class B interests, based on their pro-rata interests. Because the awards contain predominantly equity characteristics the Company concludes they are subject to the provisions of ASC Topic 718, Compensation – Stock Compensation (“ASC 718”). Furthermore, these awards are classified as equity awards under ASC 718 because the Company has the intent and ability to settle them in its shares.
ASC 718 requires all entities to apply a fair value-based measurement method in accounting for share-based compensation transactions with employees. ASC 718 requires that the cost resulting from all share-based compensation transactions be recognized in the Company's Consolidated Financial Statements.
Using a combination of the income and market approaches, the Company calculated the grant-date fair value of the original awards, including the fair value of the new grants and modifications in both 2018 and 2019, using various inputs, including management’s contemporaneous cash flow projections, likelihood and timing of a qualifying IPO or sale event, order and timing of distributions per the Company’s operating agreement, peer company financial metrics, assumptions related to the discount rate and discount for lack of control, among others. The Company concludes the grant-date and modification-date fair values are immaterial and, because the performance condition is not probable of vesting as of the grant and modification date, the Company has not recognized any compensation cost in the accompanying Consolidated Financial Statements.
15.	Subsequent events
In February 2021, the Joint Venture Entity secured third-party financing to refinance the debts attached to the nine partially constructed properties. Furthermore, between February and March 2021, the parties that formed the Joint Venture Entity contributed capital consistent with their respective ownership interest percentages, which contributions were used to pay the Company for the remaining sales price. Because the Joint Venture Entity was subsequently adequately capitalized and secured third-party financing, the Company has concluded there is sufficient equity at risk in the Joint Venture Entity to finance its activities without additional subordinated financial support provided by any parties. These activities result in a reconsideration event, wherein the Company has concluded the Joint Venture Entity is no longer a VIE and the voting interest model applies. Accordingly, as of March 31, 2021, the Company has deconsolidated the Joint Venture Entity. During the first quarter 2021, the Company recognized revenues related to the sale of the nine partially constructed properties in the amount of $20.4 million and recorded net profit of $1.4 million.
Subsequent to December 31, 2020, and through the date the Company performed its evaluation of subsequent events, the Company received capital contributions of $5.2 million.
Subsequent to December 31, 2020, and through June 30, 2021, the Company has fully paid $115.4 million of the mortgage notes payable outstanding and the remaining mortgage notes payable balance of $183.2  million has various maturity dates through the remainder of the 2022 year.
The Company performed an evaluation of subsequent events through July 12, 2021, which is the date these Consolidated Financial Statements were approved for issuance, and has determined that there are no other subsequent events that require disclosure in these Consolidated Financial Statements.

    Shares

Class A Common Stock
Prospectus

J.P. Morgan	Citigroup
   , 2021
Through and including    , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

Information not required in prospectus
Item 13.	Other expenses of issuance and distribution.
The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts except the SEC registration fee, the FINRA fee and the stock exchange listing fee are estimated.
SEC Registration Fee	$ *
FINRA Filing Fee	*
Stock Exchange Listing Fee	*
Printing Costs	*
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Transfer Agent Fees and Expenses	*
Miscellaneous Expenses	*
Total	$ *
*	To be provided by amendment.
Item 14.	Indemnification of directors and officers.
Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by the Delaware General Corporate Law, or the DGCL, no director shall be personally liable to our company or its stockholders for monetary damages for breach of fiduciary duty as a director. Our amended and restated bylaws will provide that each person who was or is party or is threatened to be made a party to, or was or is otherwise involved in, any threatened, pending or completed proceeding by reason of the fact that he or she is or was a director or officer of our company or was serving at the request of our company as a director, officer, employee, agent or trustee of another entity shall be indemnified and held harmless by us to the full extent authorized by the DGCL against all expense, liability and loss actually and reasonably incurred in connection therewith, subject to certain limitations.
Section 145(a) of the DGCL authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
The DGCL also provides that indemnification under Sections 145(a) and (b) can only be made upon a determination that indemnification of the present or former director, officer or employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Sections 145(a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of directors who are not a party to the action at issue (even though less than a quorum), (2) by a majority vote of a designated committee of these directors (even though less than a quorum), (3) if there are no such directors, or these directors authorize, by the written opinion of independent legal counsel, or (4) by the stockholders.
Section 145(g) of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.
Section 102(b)(7) of the DGCL permits a corporation to provide for eliminating or limiting the personal liability of one of its directors for any monetary damages related to a breach of fiduciary duty as a director, as long as the corporation does not eliminate or limit the liability of a director for acts or omissions which (1) were in bad faith, (2) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, (3) the director derived an improper personal benefit from (such as a financial profit or other advantage to which such director was not legally entitled) or (4) breached the director’s duty of loyalty.
We will enter into indemnification agreements with each of our executive officers and directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.
The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification of our directors and officers by the underwriters against certain liabilities.
Item 15.	Recent sales of unregistered securities.
Except as set forth below, in the three years preceding the filing of this registration statement, we have not issued any securities that were not registered under the Securities Act.
In connection with our incorporation on April 22, 2021 under the laws of the State of Delaware, we issued 1,000 shares of our common stock to TJH Holdco for an aggregate purchase price of $10. These securities were offered and sold by us in reliance upon the exemption from the registration requirements provided by Section 4(2) of the Securities Act. These shares will be redeemed for nominal value in connection with our reorganization.
Also, in connection with the reorganization transactions described in the accompanying prospectus, we will issue     shares of Class B common stock to TJH Holdco. The shares of Class B common stock will be issued for nominal consideration in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction does not involve a public offering. No underwriters will be involved in the transaction.

Item 16.	Exhibits and financial statement schedules.
(a)	Exhibits
Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Certificate of Incorporation to be in effect upon completion of this offering.
3.2*	Form of Amended and Restated Bylaws to be in effect upon completion of this offering.
4.1*	Form of Registration Rights Agreement.
4.2*	Form of Stockholder’s Agreement.
5.1*	Opinion of Gibson, Dunn & Crutcher LLP.
10.1*	Form of Thomas James Homes, LLC Agreement to be in effect upon completion of this offering.
10.2*	Form of Tax Receivable Agreement.
10.3*	Form of Exchange Agreement
10.4*	Form of Indemnification Agreement entered into with Directors and Executive Officers.
10.5†*	Thomas James Homes, Inc. 2021 Equity Incentive Plan.
10.6†*	Thomas James Homes, Inc. 2021 Employee Stock Purchase Plan.
10.7†*	Form of Class B Interest Award Agreement.
10.8†*	Executive Agreement between TJC Real Estate Transactions Group, LLC and Thomas Beadel dated February 6, 2018.
10.9†*	Executive Agreement between TJC Real Estate Transactions Group, LLC and James Simpson dated February 6, 2018.
16.1	Letter of Haskell & White LLP regarding changes in the independent registered public accounting firm of Thomas James Homes, LLC, Predecessor.
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm, as to Thomas James Homes, Inc.
23.2*	Consent of Ernst & Young LLP, independent registered public accounting firm, as to Thomas James Homes, LLC, Predecessor.
23.3*	Consent of Haskell & White LLP, independent registered public accounting firm, as to Thomas James Homes, LLC, Predecessor.
23.4*	Consent of Gibson, Dunn & Crutcher LLP (to be included in Exhibit 5.1).
23.5*	Consent of Zonda Advisory.
24.1*	Power of Attorney (included on the signature page hereto).
99.1*	Consent of Jason Keller, as director nominee.
99.2*	Consent of Warren Min, as director nominee.
99.3*	Consent of Derek Smith, as director nominee.
*	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.
(b)	Financial statement schedules
None. Financial statement schedules have been omitted because the information is included in our consolidated financial statements included elsewhere in this Registration Statement.

Item 17.	Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(i)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Aliso Viejo, California, on    , 2021.
Thomas James Homes, Inc.

By:
	Name:	Thomas Beadel
	Title:	Chairman and Chief Executive Officer
Power of attorney
KNOW ALL PEOPLE BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas Beadel, James Mead and Anne Lee Benedict, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place or stead, in any and all capacities (including, without limitation, the capacities listed below), to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, the following persons have signed this Registration Statement in the capacities and on the date indicated.
	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	, 2021
Thomas Beadel

	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2021
James Mead